Exhibit 99.1

SUPER HI INTERNATIONAL HOLDING LTD. 特 海 国 际 控 股 有 限 公 司 (Incorporated in the Cayman Islands with limited liability) （於開曼群島註冊成立的有限公司） Stock Code 股份代號 : 9658 SUPER HI INTERNATIONAL HOLDING LTD. Annual Report 2025 年度報告

Definition 釋義 2 Corporate Information 公司資料 10 Five-Year Performance Review 五年業績回顧 13 Chairperson’s Statement 主席報告 14 Management Discussion and Analysis 管理層討論與分析 18 Directors and Senior Management 董事及高級管理層 38 Corporate Governance Report 企業管治報告 48 Directors’ Report 董事會報告 73 Environmental, Social and Governance Report 環境、社會及管治報告 111 Independent Auditor’s Report 獨立核數師報告 235 Consolidated Statement of Profit or Loss and Other Comprehensive Income 綜合損益及其他全面收益表 242 Consolidated Statement of Financial Position 綜合財務狀況表 243 Consolidated Statement of Changes in Equity 綜合權益變動表 245 Consolidated Statement of Cash Flows 綜合現金流量表 247 Notes to the Consolidated Financial Statements 綜合財務報表附註 249 CONTENTS 目錄

Definition
釋義

"ADS(s)"	American depositary share(s), each ADS represents 10 ordinary Shares	「美國存託股份」	指	美國存託股份，每股美國存託股份代表10股普通股
"AGM"	the annual general meeting of the Company to be held by way of online meeting on Friday, June 12, 2026 at 11:00 a.m., Hong Kong Time (Thursday, June 11, 2026, at 11:00 p.m., U.S. Eastern Time) or any adjournment thereof	「股東週年大會」	指	將於香港時間2026年6月12日(星期五)上午十一時正(美國東部時間2026年6月11日(星期四)下午十一時正)以線上會議的方式舉行的本公司股東週年大會或其任何續會
"Apple Trust"	a discretionary trust set up by Mr. ZHANG Yong with UBS Trustees (B.V.I.) Limited acting as trustee	「Apple Trust」	指	由張勇先生與UBS Trustees (B.V.I.) Limited(作為受託人)設立的全權信託
"Articles of Association"	the articles of association of the Company, as amended from time to time	「組織章程細則」	指	本公司的組織章程細則(經不時修訂)
"associate(s)"	has the meaning ascribed thereto under the Hong Kong Listing Rules	「聯繫人」	指	具有香港上市規則所賦予的涵義
"Audit Committee"	the audit committee of the Board	「審計委員會」	指	董事會轄下的審計委員會
"Board"	the board of Directors of the Company	「董事會」	指	本公司董事會
"BVI"	the British Virgin Islands	「英屬處女群島」	指	英屬處女群島
"Cayman Companies Act"	the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands	「開曼公司法」	指	開曼群島第22章公司法(1961年第3號法例、經綜合及修訂)
"Cheerful Trust"	a discretionary trust set up by Mr. Sean SHI and Ms. Hailey LEE with UBS Trustees (B.V.I.) Limited acting as trustee	「Cheerful Trust」	指	由施永宏先生及李海燕女士與UBS Trustees (B.V.I.) Limited(作為受託人)設立的全權信託

2 特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 3 Definition 釋義 「中國」或「中 國大陸」 指 中華人民共和國，但 就本年報而言及僅供 地理參考，除文義另 有所指外，否則本年 報對「中國」或「中國 大陸」的提述不包括中 華人民共和國香港、 澳門特別行政區及台 灣 「公司條例」 指 香港法例第 622 章 公司條例（經不時修 訂、補充或以其他方 式修改） 「本公司」 指 特海国际控股有限公 司，一家於2022年5 月6 日根據開曼群島 法律註冊成立的有限 公司 「關連人士」 指 具有香港上市規則所 賦予的涵義 「關連交易」 指 具有香港上市規則所 賦予的涵義 「控股股東」 指 具有香港上市規則所 賦予的涵義，以及除 非文義另有所指，否 則指張勇先生、舒 萍女士，連同ZY NP LTD及SP NP LTD 「《企業管治守 則》」 指 香港上市規則附錄C1 所載《企業管治守則》 「COSO」 指 美國反虛假財務報告委 員會下屬的發起人委員 會 “China,” “Chinese mainland” or “PRC” the People’s Republic of China and, but for the purpose of this annual report and for geographical reference only and except where the context requires, references in this annual report to “China” and the “PRC” do not include Hong Kong, the Macau Special Administrative Region and Taiwan of the People’s Republic of China “Companies Ordinance” the Companies Ordinance, Chapter 622 of the Laws of Hong Kong, as amended, supplemented or otherwise modified from time to time “Company” SUPER HI INTERNATIONAL HOLDING LTD., a company incorporated under the laws of the Cayman Islands with limited liability on May 6, 2022 “connected person(s)” has the meaning ascribed thereto under the Hong Kong Listing Rules “connected transaction(s)” has the meaning ascribed thereto under the Hong Kong Listing Rules “Controlling Shareholder(s)” has the meaning ascribed thereto under the Hong Kong Listing Rules and unless the context requires otherwise, refers to Mr. ZHANG Yong, Ms. SHU Ping, together with ZY NP LTD and SP NP LTD “Corporate Governance Code” Corporate Governance Code as set out in Appendix C1 to the Hong Kong Listing Rules “COSO” Committee of Sponsoring Organizations of the Treadway Commission

4 特海國際控股有限公司 Super Hi International Holding Ltd. Definition 釋義 「董事」 指 本公司董事 「ESOP平台I」 指 Super Hi Ltd.，一家 於英屬處女群島註冊 成立的有限公司，由 富途信託有限公司作 為ESOP信託I的受託 人全資擁有及管理， 以持有根據股份獎勵 計劃授予除董事或本 公司任何其他關連人 士以外的承授人的相 關股份獎勵 「ESOP平台 II」 指 Super Hi International Ltd.，一家於英屬處 女群島註冊成立的有 限公司，由富途信託 有限公司作為ESOP 信託II的受託人全資擁 有及管理，以持有根 據股份獎勵計劃授予 董事或本公司任何其 他關連人士的相關股 份獎勵 「ESOP平台」 指 ESOP平台I及ESOP 平台II 「ESOP信託I」 指 特海国际控股有限公 司股份獎勵計劃信託 I，由本公司根據股份 獎勵計劃為除董事及 本公司其他關連人士 以外的承授人利益而 設立的信託。富途信 託有限公司作為受託 人 「ESOP信託 II」 指 特海国际控股有限公 司股份獎勵計劃信託 II，由本公司根據股份 獎勵計劃為董事或本 公司其他關連人士的 承授人利益而設立的 信託。富途信託有限 公司作為受託人 “Director(s)” director(s) of the Company “ESOP Platform I” Super Hi Ltd., a company incorporated in the BVI with limited liability and wholly-owned and managed by Futu Trustee Limited as the trustee of the ESOP Trust I, for the purpose of holding the Shares underlying awards granted to the grantees other than Directors or any other connected persons of the Company pursuant to the Share Award Scheme “ESOP Platform II” Super Hi International Ltd., a company incorporated in the BVI with limited liability and wholly-owned and managed by Futu Trustee Limited as the trustee of the ESOP Trust II, for the purpose of holding the Shares underlying awards granted to the Directors or any other connected persons of the Company pursuant to the Share Award Scheme “ESOP Platforms” the ESOP Platform I and the ESOP Platform II “ESOP Trust I” SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust I, a trust set up by the Company for the benefit of the grantees other than the Directors and other connected persons of the Company pursuant to the Share Award Scheme. Futu Trustee Limited is acting as the trustee “ESOP Trust II” SUPER HI INTERNATIONAL HOLDING LTD. SHARE AWARD SCHEME Trust II, a trust set up by the Company for the benefit of the grantees who are Directors or other connected persons of the Company under the Share Award Scheme. Futu Trustee Limited is acting as the trustee

年度報告 2025 Annual Report 5 Definition 釋義 「財務報表」 指 本集團截至2025年12 月31日止年度的綜合 財務報表（經Deloitte & Touche LLP審核） 「本集團」 指 本公司及其附屬公司 「海底撈國際」 指 海底撈國際控股有限 公司，一家於 2015 年7月14日在開曼群 島註冊成立的有限 公司，並於聯交所主 板上市（股份代號： 6862） 「海底撈國際 集團」 指 海底撈國際連同其附 屬公司 「港元」 指 香港法定貨幣港元 「香港」 指 中國香港特別行政區 「香港上市 規則」 指 聯交所證券上市規則 「國際財務報 告準則」或 「國際財務 報告準則會 計準則」 指 國際財務報告準則 「上市」 指 本公司股份於聯交所 主板上市 「主板」 指 聯交所營運的股票 市場（不包括期權市 場），其獨立於聯交所 GEM並與之並行營運 “Financial Statements” the consolidated financial statements of the Group for the year ended December 31, 2025 as audited by Deloitte & Touche LLP “Group” the Company and its subsidiaries “Haidilao International” Haidilao International Holding Ltd., a company incorporated in the Cayman Islands with limited liability on July 14, 2015 and listed on the Main Board of the Stock Exchange (stock code: 6862) “Haidilao International Group” Haidilao International together with its subsidiaries “HK$” or “HK dollars” Hong Kong dollars, the lawful currency of Hong Kong “Hong Kong” the Hong Kong Special Administrative Region of the PRC “Hong Kong Listing Rules” the Rules Governing the Listing of Securities on the Stock Exchange “IFRS” or “IFRS Accounting Standards” International Financial Reporting Standards “Listing” the listing of the Company’s Shares on the Main Board of the Stock Exchange “Main Board” the stock market (excluding the option market) operated by the Stock Exchange which is independent from and operated in parallel with GEM of the Stock Exchange

6 特海國際控股有限公司 Super Hi International Holding Ltd. Definition 釋義 「總裝修工程 總承包服務 協議」 指 本公司與YIZHIHUA （各自為其本身及代表 其附屬公司）於2023 年10月17日訂立的總 裝修工程總承包服務 協議 「標準守則」 指 香港上市規則附錄C3 所載上市發行人董事 進行證券交易的標準 守則 「納斯達克」 指 美國納斯達克全球精 選市場 「新總裝修工 程管理服務 協議」 指 本公司與YIZHIHUA （各自為其本身及代表 其附屬公司）於2023 年10月17日訂立的新 總裝修工程管理服務 協議 「提名委員會」 指 董事會轄下的提名委 員會 「發售」 指 本公司於美國發售美 國存託股份，包括行 使超額配股權 「薪酬委員會」 指 董事會轄下的薪酬委 員會 「重續頤海總 購買協議」 指 本公司與頤海（各自為 其本身及代表其附屬 公司）於2023年10月 17日訂立的重續頤海 總購買協議 「人民幣」 指 中國法定貨幣人民幣 元 “Master Decoration Project General Contract Service Agreement” the master decoration project general contract service agreement entered into between the Company and YIZHIHUA (each for itself and on behalf of its subsidiaries) on October 17, 2023 “Model Code” the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Hong Kong Listing Rules “NASDAQ” the Nasdaq Global Select Market in the United States “New Master Decoration Project Management Service Agreement” the new Master Decoration Project Management Service Agreement entered into by the Company and YIZHIHUA (each for itself and on behalf of its subsidiaries) on October 17, 2023 “Nomination Committee” the nomination committee of the Board “Offering” the offering of ADSs in the United States by the Company, including the exercise of the over-allotment option “Remuneration Committee” the remuneration committee of the Board “Renewed Yihai Master Purchase Agreement” the Renewed Yihai Master Purchase Agreement entered into by the Company and Yihai (each for itself and on behalf of its subsidiaries) on October 17, 2023 “Renminbi” or “RMB” Renminbi yuan, the lawful currency of the PRC

Definition
釋義

"Reporting Period"	the year ended December 31, 2025	「報告期」	指	截至2025年12月31日止年度
"Rose Trust"	a discretionary trust set up by Ms. SHU Ping with UBS Trustees (B.V.I.) Limited acting as trustee	「Rose Trust」	指	由舒萍女士與UBS Trustees (B.V.I.) Limited(作為受託人)設立的全權信託
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended, supplemented or otherwise modified from time to time	「證券及期貨條例」	指	香港法例第571章證券及期貨條例(經不時修訂、補充或以其他方式修改)
"SGX"	The Singapore Exchange Limited	「新交所」	指	新加坡交易所有限公司
"Share Award Scheme"	the share award scheme adopted by the Company on June 24, 2022, as amended from time to time	「股份獎勵計劃」	指	本公司於2022年6月24日採納的股份獎勵計劃(經不時修訂)
"Share(s)"	ordinary share(s) in the share capital of the Company with a nominal value of US$0.000005 each	「股份」	指	本公司股本中每股面值0.000005美元的普通股
"Shareholder(s)"	shareholder(s) of the Company	「股東」	指	本公司股東

年度報告
2025 Annual Report
7

Definition
釋義

"Sichuan Haidilao"	Sichuan Haidilao Catering Co., Ltd., a limited company incorporated in the PRC on April 16, 2001, which is owned as to 50.00% by Jianyang Jingyuan Investment Co., Ltd., 25.50% by Mr. ZHANG Yong, 8.00% by Ms. SHU Ping, 8.00% by Mr. Sean SHI, 8.00% by Ms. Hailey LEE, 0.20% by Ms. June YANG Lijuan, 0.10% by Mr. GOU Yiqun, 0.10% by Mr. YUAN Huaqiang, 0.06% by Mr. CHEN Yong and 0.04% by Mr. YANG Bin as of the date of this annual report, and its predecessor (as the case maybe), and a connected person of the Company	「四川海底撈」指	四川海底撈餐飲股份有限公司，一家於2001年4月16日在中國註冊成立的有限公司，截至本年報日期分別由簡陽市靜遠投資有限公司、張勇先生、舒萍女士、施永宏先生、李海燕女士、楊利娟女士、苟軼群先生、袁華強先生、陳勇先生及楊賓先生持有50.00%、25.50%、8.00%、8.00%、8.00%、0.20%、0.10%、0.10%、0.06%及0.04%，及其前身（視情況而定），並為本公司的關連人士
"Stock Exchange" or "Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited	「聯交所」或「香港聯交所」指	香港聯合交易所有限公司
"subsidiary(ies)"	has the meaning ascribed thereto under the Hong Kong Listing Rules	「附屬公司」指	具有香港上市規則所賦予的涵義
"Super Hi Customized Products"	the hot pot soup flavoring and Chinese-style compound condiment products, which are primarily the signature soup bases, supplied by Yihai Group and manufactured using formulae owned by the Group for use at the hot pot restaurants	「特海專用產品」指	頤海集團供應的火鍋底料及中式複合調味品（主要為招牌底料），採用本集團擁有的配方生產，在火鍋店使用
"United States" or "U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction	「美國」指	美利堅合眾國、其領土和屬地、受其司法管轄的所有地區
"US$" or "USD"	United States dollars, the lawful currency of the United States	「美元」指	美國法定貨幣美元

8 特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 9 Definition 釋義 「頤海」 指 頤海國際控股有限公 司，一家於 2013 年 10月18日在開曼群島 註冊成立的有限責任 公司，並於聯交所主 板上市（股份代號： 1579），並為本公司 的關連人士 「頤海集團」 指 頤海連同其附屬公司 「頤海零售產 品」 指 頤海集團供應的火鍋 底料、火鍋蘸料及中 式複合調味品，採用 頤海集團擁有的配 方，在火鍋店陳列及 零售 「%」 指 百分比 “Yihai” Yihai International Holding Ltd., a company incorporated in the Cayman Islands with limited liability on October 18, 2013 and listed on the Main Board of the Stock Exchange (stock code: 1579), and a connected person of the Company “Yihai Group” Yihai together with its subsidiaries “Yihai Retail Products” the hot pot soup flavoring, hot pot dipping sauce and Chinese-style compound condiment products supplied by Yihai Group using formulae owned by the Yihai Group for display and retail sale at the hot pot restaurants “%” percentage

Corporate Information
公司資料

BOARD OF DIRECTORS / 董事會

Chairperson and Non-executive Director	**主席兼非執行董事**
Ms. SHU Ping	舒萍女士
Executive Directors	**執行董事**
Ms. June YANG Lijuan	楊利娟女士
Mr. LI Yu	李瑜先生
Ms. LIU Li	劉麗女士
Independent Non-executive Directors	**獨立非執行董事**
Mr. TAN Kang Uei, Anthony	陳康威先生
Mr. TEO Ser Luck	張思樂先生
Mr. LIEN Jown Jing Vincent	連宗正先生

AUDIT COMMITTEE / 審計委員會

Mr. TEO Ser Luck *(Chairperson)*	張思樂先生（*主席*）
Mr. TAN Kang Uei, Anthony	陳康威先生
Mr. LIEN Jown Jing Vincent	連宗正先生

REMUNERATION COMMITTEE / 薪酬委員會

Mr. LIEN Jown Jing Vincent *(Chairperson)*	連宗正先生（*主席*）
Mr. TAN Kang Uei, Anthony	陳康威先生
Mr. TEO Ser Luck	張思樂先生
Ms. SHU Ping	舒萍女士

NOMINATION COMMITTEE / 提名委員會

Ms. SHU Ping *(Chairperson)*	舒萍女士（*主席*）
Mr. TEO Ser Luck	張思樂先生
Mr. LIEN Jown Jing Vincent	連宗正先生
Mr. TAN Kang Uei, Anthony	陳康威先生

10
特海国际控股有限公司
Super Hi International Holding Ltd.

Corporate Information
公司資料

JOINT COMPANY SECRETARIES

Ms. QU Cong
Ms. OH Sim Yee *(appointed on March 31, 2026)*
Mr. CHENG Ching Kit *(resigned on March 31, 2026)*

聯席公司秘書

瞿驄女士
胡倩鍸女士*（於2026年3月31日獲委任）*
鄭程傑先生*（於2026年3月31日辭任）*

AUTHORIZED REPRESENTATIVES

Ms. SHU Ping
Ms. QU Cong

授權代表

舒萍女士
瞿驄女士

AUDITOR

Deloitte & Touche LLP
Public Accountants and Chartered Accountants
6 Shenton Way, OUE Downtown 2 #33-00
Singapore 068809

核數師

Deloitte & Touche LLP
執業會計師及特許會計師
6 Shenton Way, OUE Downtown 2 #33-00
Singapore 068809

LEGAL ADVISOR

Kirkland & Ellis
26/F, Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong

法律顧問

凱易律師事務所
香港
皇后大道中15號
置地廣場
告羅士打大廈26樓

REGISTERED OFFICE

Cricket Square
Hutchins Drive
PO Box 2681
Grand Cayman, KY1-1111
Cayman Islands

註冊辦事處

Cricket Square
Hutchins Drive
PO Box 2681
Grand Cayman, KY1-1111
Cayman Islands

年度報告
2025 Annual Report
11

12 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Information 公司資料 總部及新加坡主要營業地點 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533 香港主要營業地點 香港 灣仔 皇后大道東248號 大新金融中心 40樓 香港證券登記處 香港中央證券登記有限公司 香港 灣仔 皇后大道東183號 合和中心17樓 1712-1716號舖 投資者關係 電郵：superhi_ir@ superhi-inc.com 網站 www.superhiinternational.com 香港聯交所股份代號 9658 納斯達克股票代碼 HDL HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN SINGAPORE 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533 PRINCIPAL PLACE OF BUSINESS IN HONG KONG 40th Floor Dah Sing Financial Centre No. 248 Queen’s Road East Wanchai Hong Kong HONG KONG SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712-1716 17th Floor, Hopewell Centre 183 Queen’s Road East Wanchai Hong Kong INVESTOR RELATIONS Email: superhi_ir@superhi-inc.com WEBSITE www.superhiinternational.com HONG KONG STOCK EXCHANGE STOCK CODE 9658 NASDAQ TICKER SYMBOL HDL

Five-Year Performance Review
五年業績回顧

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME 簡明綜合損益及其他全面收益表

		For the year ended December 31, 截至12月31日止年度				
		2025 2025年	2024 2024年	2023 2023年	2022 2022年	2021 2021年
		(US$'000, except indicated otherwise) (千美元，除另有指明外)				
Revenue	收入	840,755	778,308	686,362	558,225	312,373
Profit (Loss) before tax	税前溢利(虧損)	49,507	33,243	33,107	(32,230)	(149,592)
Profit (Loss) for the year	年內溢利(虧損)	36,338	21,399	25,257	(41,263)	(150,752)
Profit (Loss) per share (Basic and diluted) *(US$)*	每股溢利(虧損) (基本及攤薄)*(美元)*	0.06	0.04	0.05	(0.07)	(0.27)

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION 簡明綜合財務狀況表

		As of December 31, 於12月31日				
		2025 2025年	2024 2024年	2023 2023年	2022 2022年	2021 2021年
		(US$'000) (千美元)				
Non-current assets	非流動資產	392,512	361,198	357,921	422,716	419,991
Current assets	流動資產	353,371	323,227	218,962	153,396	206,732
Total Assets	資產總額	745,883	684,425	576,883	576,112	626,723
Non-current liabilities	非流動負債	207,407	194,196	176,191	216,845	217,761
Current liabilities	流動負債	146,832	128,568	128,571	117,230	596,144
Total Liabilities	負債總額	354,239	322,764	304,762	334,075	813,905
Total Equity (Deficits)	權益(虧絀)總額	391,644	361,661	272,121	242,037	(187,182)

年度報告
2025 Annual Report 13

Chairperson's Statement
主席報告

I am pleased to present our annual report for the year ended December 31, 2025 to the Shareholders.

本人欣然向各位股東提呈我們截至2025年12月31日止年度的年報。

In 2025, the global economic environment continued to evolve, with consumer confidence and cost structures diverging across regions. Against this backdrop, the Group remained committed to prioritizing customer value and employee stability as the core of its operations and continued to implement its "Dual Focus on Employees and Customers (一手抓員工、一手抓顧客)" management philosophy. By proactively sharing benefits with employees and customers, the Group steadily deepened its organizational capabilities and broadened its customer base, supporting long-term and sustainable growth.

2025年，全球經濟環境延續結構性調整，消費信心及成本結構於不同區域呈現差異化趨勢。在此背景下，本集團堅持將顧客價值與員工穩定作為經營發展核心，並持續落實「一手抓員工、一手抓顧客」的管理理念。通過主動讓利於員工和顧客的方式，本集團不斷深化組織能力、擴大顧客基礎，為長期及可持續發展積蓄動能。

For the year ended December 31, 2025, the Group recorded revenue of US$840.8 million, reflecting an 8.0% increase from US$778.3 million for the year ended December 31, 2024. The Group recorded income from operation of US$37.4 million, down from US$53.3 million in the same period of 2024. Net profit after tax was US$36.3 million, representing an increase of 69.6% compared to US$21.4 million in the same period of 2024, partly driven by favourable foreign exchange movements.

截至2025年12月31日止年度，本集團錄得收入840.8百萬美元，較截至2024年12月31日止年度的778.3百萬美元增長8.0%。本集團錄得經營溢利37.4百萬美元，較2024年同期的53.3百萬美元有所下降；部分受有利的匯兌變動影響，稅後淨利潤為36.3百萬美元，較2024年同期的21.4百萬美元增加69.6%。

During the year, the Group continued to strengthen the management and operational efficiency of its Haidilao restaurants. In 2025, the overall average table turnover rate of Haidilao restaurants was 3.9 times per day, and the overall average same-store table turnover rate reached 4.0 times per day, both representing an increase of 0.1 times per day compared to the same period in 2024, with same-store revenue increasing by 2.9% year-on-year. The Haidilao restaurant level operating margin stood at 8.7%, representing a decrease of 1.4 percentage points from the same period in 2024.

本年度，本集團繼續加強其海底撈餐廳的管理及運營效率。2025年海底撈餐廳整體平均翻檯率為3.9次／天，整體同店平均翻檯率為4.0次／天，較2024年同期均提升0.1次／天，同店收入同比增長2.9%；海底撈餐廳層面經營溢利率為8.7%，較2024年同期下降1.4個百分點。

In terms of restaurant network, the Group continuously reviews and refines its operations, taking a bottom-up approach to evaluating existing stores and potential sites globally, supporting stable growth and operational excellence. Throughout 2025, the Group continued to optimize its store network, opening a total of 13 new Haidilao restaurants and adjusting the Group's restaurant portfolio based on individual store performance and lease terms. As of December 31, 2025, the Group closed a total of 9 Haidilao restaurants, 3 of which were converting into secondary branded restaurants. As of December 31, 2025, the Group operated 126 Haidilao restaurants in 14 countries, of which 71 were located in Southeast Asia, 21 in East Asia, 22 in North America, and 12 in other regions.

在餐廳網絡方面，本集團動態進行評估改善，並堅持以審慎態度，依照「自下而上」的策略，對全球存量門店及潛在選址進行評估，以確保經營質量。2025年全年，本集團持續優化門店網絡，共計新開業13家海底撈餐廳，並根據經營情況和租約情況對個別門店作出動態調整。截至2025年12月31日，本集團共關閉9家海底撈餐廳，其中3家正在轉型為第二品牌餐廳。截至2025年12月31日，本集團在14個國家經營126家海底撈餐廳，其中71家位於東南亞地區，21家位於東亞地區，22家位於北美地區，及12家位於其他地區。

14 特海国际控股有限公司
Super Hi International Holding Ltd.

Chairperson's Statement
主席報告

At the same time, the Group continued to explore the development of diverse business concepts and strengthened resource investments in the "Pomegranate Plan". As of December 31, 2025, the Group operated 13 secondary branded restaurants, covering various concepts such as hot pot, barbecue, and spicy hotchpotch (麻辣燙). Revenue from others amounted to US$31.8 million for the period, representing a 61.4% increase from US$19.7 million for the same period in 2024, partly attributable to the performance of the Group's secondary branded restaurants during the period. These restaurants are at varying stages of maturity. As is typical for new brand incubation, the program as a whole remains in an investment phase and has contributed to an increase in costs at the Group level.

與此同時，本集團持續探索多元業態發展，並加強對「紅石榴計劃」的資源投入。於2025年12月31日，本集團共經營13家第二品牌餐廳，涵蓋火鍋、燒烤及麻辣燙等業態。本期內，本集團其他銷售收入為31.8百萬美元，較2024年同期的19.7百萬美元增長61.4%，部分由於本集團第二品牌餐廳的表現所推動。該等餐廳處於成熟期的不同階段。正如新品牌孵化的典型情況，該計劃整體仍處於投資階段，並導致本集團層面的成本增加。

BUSINESS REVIEW

業務回顧

2025 marked the thirteenth year of the Group's overseas operations. As the operational foundation across regions continued to strengthen, we further clarified our strategy for driving business growth through greater employee engagement and enhanced customer satisfaction, namely the continuous implementation of the "Dual Focus on Employees and Customers (一手抓員工、一手抓顧客)" operating strategy.

2025年是本集團在海外經營的第十三年。隨着各地運營基礎進一步夯實，我們進一步明確通過員工積極性提升及顧客滿意度增長帶動經營增長的發展路徑，即持續落實「一手抓員工、一手抓顧客」的經營策略。

With a diverse overseas workforce, the Group continued to improve employee career development, compensation and benefits, and incentive mechanisms to enhance the stability and sense of belonging of local employees. Meanwhile, the Group gradually strengthened incentive and management mechanisms to direct managerial focus toward front-line operations, encouraging management personnel across regions to conduct in-depth store visits and exchanges to improve on-site management quality and the transmission of corporate culture. As these initiatives were progressively implemented, employee stability and execution efficiency improved in the second half of the year, providing support for our business recovery.

在海外多元化團隊背景下，本集團持續完善員工職業發展、福利待遇及激勵機制，增強本地員工穩定性與歸屬感。同時，本集團逐步強化幹部向一線傾斜的激勵與管理機制，推動各地管理人員深入門店開展巡店及交流，以提升現場管理質量與企業文化傳承。隨着相關措施逐步落地，員工穩定度及執行效率於下半年有所改善，為經營修復提供支持。

In terms of operational capability building, the Group continued to create a "Differentiated Haidilao", combining global product insights with localized innovation of classic hot pot products to gradually form a differentiated product portfolio. In 2025, the Group cumulatively launched over 1,000 new products worldwide and continued to enrich its dining experience offerings, including innovative projects such as the prime cuts lab (fresh meat cutting counter), late night dining concept, and Hokkaido ski resort restaurant, further enriching the consumer experience. Concurrently, we firmly promoted the "Enhancing Value-For-Money (質價比提升)" strategy by continuously optimizing the global supply chain, and passing the resulting efficiency gains on to customers through the optimization of dish prices and portion sizes.

在經營能力建設方面，本集團持續打造「不一樣的海底撈」，結合全球產品洞察能力，將經典火鍋產品與本地創新相結合，逐步形成差異化產品矩陣。2025年，本集團在全球範圍內累計上新1,000餘款產品並持續優化用餐場景設計，包括鮮切檔口模式、夜宵場景設計及北海道雪場餐廳等創新項目，進一步豐富消費體驗。與此同時，我們堅定推進「質價比提升」工作，通過持續優化全球供應鏈，並將供應鏈效率通過菜品價格及份量的優化向顧客讓利。本報告期內，部

年度報告
2025 Annual Report
15

Chairperson's Statement
主席報告

During the Reporting Period, the table turnover rate in some mature markets increased steadily, demonstrating that following organizational optimization, the operating model in individual markets has shown improving momentum and resilience.

分成熟市場翻檯率穩步提升，顯示在完成本地化調整及經營優化後，單國經營模型逐步具備修復能力與持續性。

As the "Pomegranate Plan" continued to progress during the year, the Group developed prototype stores across various business concepts in different countries. Currently, some projects have achieved store-level profitability, while the overall program remains under continuous optimization. Building on strengthened digital capabilities and middle-platform support, the Group continued to replicate its business model at a disciplined pace while gradually diversifying its business portfolio.

本年度「紅石榴計劃」持續推進，本集團在不同國家孵化多種業態原型門店。目前已有項目實現單店盈利，整體仍處於持續優化階段。在強化的信息化能力及中台支持能力的基礎上，本集團繼續保持審慎節奏，複製其業務模式，逐步豐富業務結構。

FINANCIAL REVIEW

財務回顧

In 2025, the Group recorded a revenue of US$840.8 million, representing an 8.0% increase from US$778.3 million in 2024. The revenue from Haidilao restaurant operations increased by 5.7% year-on-year, and same-store revenue growth was 2.9%. The above growth was mainly due to: (i) the continuous improvement of restaurant operating capabilities, which led to higher table turnover rate. During the Reporting Period, the overall average table turnover rate of Haidilao restaurants was 3.9 times per day and the overall average same-store table turnover rate was 4.0 times per day, both representing an increase of 0.1 times per day compared with the same period last year; and (ii) the optimization and expansion of the restaurant network, with 13 new restaurants opened during the year. In addition, the Group strengthened collaboration with various delivery platforms, driving a 68.1% year-on-year increase in revenue from our delivery business; and through enhanced product offerings and the incubation of innovative business formats under the "Pomegranate Plan", contributing to a 61.4% year-on-year increase in revenue from others.

2025年，本集團錄得營業收入840.8百萬美元，較2024年的778.3百萬美元增長8.0%。海底撈餐廳收入同比提升5.7%，同店收入增長為2.9%。上述增長主要源於：(i)餐廳運營能力持續提升帶動翻檯率提高，報告期內海底撈餐廳整體平均翻檯率為3.9次／天，整體同店平均翻檯率為4.0次／天，較去年同期均提升0.1次／天；及(ii)優化及拓展餐廳網絡，全年新開業13家餐廳。此外，本集團加強與各地配送平台合作，帶動外賣收入同比增長68.1%；並通過提升產品供應及推進「紅石榴計劃」創新業態孵化，帶動其他收入同比增長61.4%。

During the Reporting Period, the Haidilao restaurant level operating margin was 8.7%, down 1.4 percentage points from the same period last year. The Group recorded income from operation of US$37.4 million, representing a 29.8% decrease from US$53.3 million for the same period last year. In 2025, the income from operation margin was 4.4%, down 2.4 percentage points as compared to the same period last year. The above changes were primarily attributable to continued investment in customer and employee benefit-sharing initiatives, increased operating expenses associated with business expansion, particularly the continued investment in the "Pomegranate Plan", as well as the impact of operational optimization measures implemented at certain restaurants.

報告期內，海底撈餐廳層面經營溢利率為8.7%，較去年同期下降1.4個百分點。本集團錄得經營溢利37.4百萬美元，較去年同期的53.3百萬美元減少29.8%。2025年全年經營溢利率為4.4%，較去年同期下降2.4個百分點。上述變動主要受持續投入於顧客體驗及員工的讓利舉措，隨業務擴張而增加的相關營業開支，尤其體現在對「紅石榴計劃」的持續投入，以及就部分門店推進業務優化措施所帶來的影響所致。

16 特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 17 Chairperson’s Statement 主席報告 During the Reporting Period, the Group recorded a net profit of US$36.3 million, compared to US$21.4 million for the same period in 2024. In addition to the operational factors mentioned above, the change in net profit was also affected by an increase in net foreign exchange gains of US$33.8 million. This change was mainly due to unrealized foreign exchange gains arising from the revaluation of monetary items resulting from exchange rate fluctuations, which are denominated in currencies other than the reporting currency (US dollars). FUTURE PROSPECT Looking ahead, the Group will continue to adhere to the principle of steady development, focusing on the following directions: • To continuously enhance the customer experience, we will strengthen product innovation and service details to further provide value-added services to our customers; • While steadily expanding the network layout, we will continuously optimize the existing structure; • In strengthening internal management and precision operations, we will improve staffing efficiency and cost structure efficiency; • To continue advancing the “Pomegranate Plan”, we will actively develop secondary business concepts to further enrich the business and customer base; • To improve headquarters empowerment and store synergy efficiency, we will continue to strengthen digital and technology capabilities. The Board would like to thank our shareholders, partners, and all employees for their support and contributions. The Group will continue to uphold prudent and steady operating principles to steadily promote long-term development in a complex and ever-changing international environment. 報告期內，本集團錄得淨利潤36.3百萬 美元，2024年同期為21.4百萬美元。淨 利潤變動除受上述經營因素影響外，亦 受到匯兌收益淨額增加33.8百萬美元的 影響。該項變動主要是由於匯率波動導 致的貨幣項目重估產生的未變現匯兌收 益，而該等貨幣項目以非呈報貨幣（美 元）計價。 未來前景 展望未來，本集團將繼續堅持穩健發展 原則，重點圍繞以下方向推進工作： • 持續提升顧客體驗，強化產品創新 及服務細節，為顧客進一步提供增 值服務； • 穩步拓展網絡布局，並持續優化現 有結構； • 加強內部管理與精細化運營，提升 人效及成本結構效率； • 持續推進「紅石榴計劃」，積極發展 第二業態，進一步豐富業務和顧客 基礎； • 持續加強數字化及技術應用能力建 設，提升總部賦能與門店協同效率。 董事會謹此感謝股東、合作夥伴及全體 員工的支持與貢獻。本集團將繼續秉持 審慎及穩健的經營原則，於複雜多變的 國際環境中穩步推進長期發展。

18 特海國際控股有限公司 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 Revenue The Group generated revenue from (i) Haidilao restaurant operations; (ii) delivery business; and (iii) others, primarily consisting of revenue from sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers. The Group’s revenue amounted to US$840.8 million in 2025, representing an increase of 8.0% from US$778.3 million in 2024, primarily driven by an increase of US$42.7 million in revenue from Haidilao restaurant operations. Haidilao Restaurant Operations The Group’s revenue from Haidilao restaurant operations amounted to US$790.0 million in 2025, representing an increase of 5.7% from US$747.3 million in 2024. This increase was mainly due to (i) the enhanced Haidilao restaurant operations driven by improved table turnover rate and customer traffic growth through our continuous efforts; and (ii) the continued strategic expansion of our business network throughout 2025. 收入 本集團收入來自(i)海底撈餐廳經營；(ii)外 賣業務；及(iii)其他，主要包括來自向當 地顧客及零售商銷售火鍋調味品及海底 撈品牌及子品牌的食品的收入。 於2025年，本集團的收入為840.8百萬 美元，較2024年的778.3百萬美元增長 8.0%，主要由於來自海底撈餐廳經營的 收入增加42.7百萬美元。 海底撈餐廳經營 於2025年，本集團來自海底撈餐廳經營 的收入為790.0百萬美元，較2024年的 747.3百萬美元增長5.7%。該增長主要 是由於(i)通過我們的持續努力，翻檯率有 所提升，客流量增加，受此推動，海底 撈餐廳的經營得到提升；及(ii)2025年全 年，我們的業務網絡持續進行戰略性擴 張。

Management Discussion and Analysis
管理層討論與分析

Haidilao Restaurant Network

As of December 31, 2025, we had expanded our restaurant network to 126 restaurants in 14 countries in Asia, North America, Europe and Oceania. The following table summarizes the number of Haidilao restaurants and the breakdown of revenue from Haidilao restaurant operations by geographic region as of the dates indicated or for the years indicated:

海底撈餐廳網絡

截至2025年12月31日，我們已將餐廳網絡擴大到亞洲、北美洲、歐洲及大洋洲14個國家的126家餐廳。下表概述截至所示日期或於所示年度按地理區域劃分的海底撈餐廳數量及海底撈餐廳經營收入明細：

		As of/For the year ended December 31, 截至12月31日／截至該日止年度									
		2025 2025年					2024 2024年				
		Number of restaurants 餐廳數量		Revenue 收入		Average revenue per restaurant[2] 每家餐廳平均收入[2]	Number of restaurants 餐廳數量		Revenue 收入		Average revenue per restaurant[2] 每家餐廳平均收入[2]
		(US$'000, except number of restaurants and percentages) (千美元，餐廳數量及百分比除外)									
Southeast Asia	東南亞	71	56.3%	395,074	50.0%	5,564	73	59.8%	405,429	54.3%	5,554
East Asia	東亞	21	16.7%	129,935	16.4%	6,187	19	15.6%	93,900	12.6%	4,942
North America	北美洲	22	17.5%	164,695	20.8%	7,486	20	16.4%	158,131	21.2%	7,907
Others[1]	其他[1]	12	9.5%	100,328	12.8%	8,361	10	8.2%	89,836	11.9%	8,984
Total	**總計**	126	100.0%	790,032	100.0%	6,270	122	100.0%	747,296	100.0%	6,125

Notes:

(1) Includes Australia, the United Kingdom and the United Arab Emirates.

(2) Calculated by dividing revenue generated from Haidilao restaurant operations in the region by the number of Haidilao restaurants as of year-end. As such, average revenue per restaurant has not taken into consideration of the different operating days for each restaurant.

附註：

(1) 包括澳大利亞、英國及阿拉伯聯合酋長國。

(2) 按該地區海底撈餐廳經營所產生的收入除以截至年末的海底撈餐廳數量計算。因此，每家餐廳平均收入並未計及每家餐廳不同的營業日數。

年度報告
2025 Annual Report
19

Management Discussion and Analysis
管理層討論與分析

Haidilao Restaurant Performance

海底撈餐廳業績

The following table sets forth certain key performance indicators of Haidilao restaurants by geographic region for the years indicated:

下表載列於所示年度按地理區域劃分的海底撈餐廳若干關鍵績效指標：

		For the year ended December 31, 截至12月31日止年度	
		2025 2025年	2024 2024年
Total guest visits *(million)*	**總客流量*（百萬人次）***		
Southeast Asia	東南亞	20.9	20.7
East Asia	東亞	4.5	3.3
North America	北美洲	4.1	3.7
Others[1]	其他[1]	2.5	2.2
Total	**總計**	32.0	29.9
Average table turnover rate[2] *(times/day)*	**平均翻檯率[2]*（次／天）***		
Southeast Asia	東南亞	3.7	3.7
East Asia	東亞	5.0	4.4
North America	北美洲	4.0	4.1
Others[1]	其他[1]	3.9	3.9
Overall	**整體**	3.9	3.8
Average spending per guest[3] *(US$)*	**顧客人均消費[3]*（美元）***		
Southeast Asia	東南亞	18.9	19.6
East Asia	東亞	28.7	28.3
North America	北美洲	39.9	42.3
Others[1]	其他[1]	39.4	41.6
Overall	**整體**	24.6	25.0
Average daily revenue per restaurant[4] *(US$'000)*	**每家餐廳平均每日收入[4]*（千美元）***		
Southeast Asia	東南亞	15.4	15.7
East Asia	東亞	20.1	17.1
North America	北美洲	22.6	22.0
Others[1]	其他[1]	23.8	24.9
Overall	**整體**	18.1	17.7
Income from operation margin[5] *(%)*	**經營溢利率[5] *(%)***	4.4	6.8
Restaurant level operating margin[6] *(%)*	**餐廳層面經營溢利率[6] *(%)***	8.7	10.1

20
特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 21 Management Discussion and Analysis 管理層討論與分析 Notes: (1) Include Australia, the United Kingdom and the United Arab Emirates. (2) Calculated by dividing the total number of tables served for the years by the product of total Haidilao restaurant operations days for the years and the average table count during the years in the same geographic region. (3) Calculated by dividing gross revenue of Haidilao restaurant operations for the years by total guests served for the years in the same geographic region. (4) Calculated by dividing the revenue of Haidilao restaurant operations for the years by the total Haidilao restaurant operations days of the years in the same geographic region. (5) Calculated by dividing income from operations for the years by total revenue for the years. Income from operation is calculated by profit for the year excluding interest income (included within other income), finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at FVTPL and income tax expense. (6) Calculated by dividing restaurant level operating profit by restaurant level revenue. Restaurant level operating profit is calculated by deducting from restaurant level revenue certain restaurant level costs and expenses, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within our Haidilao restaurants as well as those procured directly from suppliers. 附註： (1) 包括澳大利亞、英國及阿拉伯聯合酋長 國。 (2) 按年內服務總桌數除以年內海底撈餐廳 總營業日數及年內相同地理區域平均餐 桌數之乘積計算。 (3) 按年內海底撈餐廳經營的總收入除以年 內相同地理區域服務顧客總數計算。 (4) 按年內海底撈餐廳經營的收入除以年內 相同地理區域海底撈餐廳總營業日數計 算。 (5) 按年內經營溢利除以年內總收入計算。 經營溢利按年內溢利剔除利息收入（已 計入其他收入）、財務成本、因重新計 量並非以功能貨幣計值的結餘而產生的 未變現外匯差額、按公允值計入損益的 金融資產產生的收益淨額及所得稅開支 後計算。 (6) 按餐廳層面經營溢利除以餐廳層面收入 計算。餐廳層面經營溢利是通過自餐 廳層面收入扣除若干餐廳層面成本及開 支計算得出，包括(i)餐廳層面開支，其 中包括各地區的餐廳層面原材料及易耗 品成本、餐廳層面員工成本、餐廳層面 物業租金及相關開支、餐廳層面水電開 支、餐廳層面折舊及攤銷、餐廳層面差 旅及通訊開支以及其他餐廳層面開支， 包括開業前開支；及(ii)各地區產生的管 理費。餐廳層面原材料及易耗品成本包 括海底撈餐廳內所用的中央廚房相關食 材及易耗品成本，以及直接從供應商採 購的食材及易耗品成本。

22 特海國際控股有限公司 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 Same-store Sales The following table sets forth details of our same-store sales of Haidilao restaurants by geographic region as of the dates indicated or for the years indicated: As of/For the year ended December 31, 截至12月31日╱ 截至該日止年度 2025 2024 2025年 2024年 Number of same stores(2) Southeast Asia 同店數量(2) 東南亞 59 East Asia 東亞 13 North America 北美洲 17 Others(1) 其他(1) 10 Total 總計 99 Same-store sales(3) (US$’000) Southeast Asia 同店銷售額(3)（千美元） 東南亞 348,567 349,157 East Asia 東亞 94,544 79,971 North America 北美洲 140,649 137,342 Others(1) 其他(1) 91,821 90,184 Total 總計 675,581 656,654 Average same-store sales per day(4) (US$’000) Southeast Asia 同店平均日銷售額(4) （千美元） 東南亞 16.3 16.2 East Asia 東亞 20.0 16.8 North America 北美洲 22.7 22.1 Others(1) 其他(1) 25.2 25.0 Overall 整體 18.7 18.2 Average spending per guest (US$) Southeast Asia 顧客人均消費（美元） 東南亞 19.1 19.2 East Asia 東亞 28.7 28.5 North America 北美洲 40.8 42.7 Others(1) 其他(1) 40.0 41.8 Overall 整體 24.8 24.9 Average same-store table turnover rate(5) (times/day) Southeast Asia 同店平均翻檯率(5) （次╱天） 東南亞 3.8 3.8 East Asia 東亞 5.0 4.3 North America 北美洲 4.0 4.1 Others(1) 其他(1) 4.0 3.9 Overall 整體 4.0 3.9 同店銷售 下表載列我們截至所示日期或於所示年 度按地理區域劃分的海底撈餐廳同店銷 售詳情：

年度報告 2025 Annual Report 23 Management Discussion and Analysis 管理層討論與分析 Notes: (1) Include Australia, the United Kingdom and the United Arab Emirates. (2) Includes restaurants that commenced operations prior to the beginning of the years under comparison, remained open as of December 31, 2025 and opened for more than 300 days both in 2024 and 2025. (3) Refers to the gross revenue of Haidilao restaurant operations at the same stores for the years indicated. (4) Calculated by dividing the gross revenue of Haidilao restaurant operations at the same stores for the years by the total Haidilao restaurant operations days at the same stores for the years. (5) Calculated by dividing the total tables served for the years by the product of total Haidilao restaurant operations days for the years and average table count at the same stores during the years. Delivery Business The Group’s revenue from delivery business amounted to US$19.0 million in 2025, representing an increase of 68.1% from US$11.3 million in 2024. This increase was mainly due to (i) the continuous optimization of delivery products and services based on market demand; and (ii) strategic marketing collaborations with local food delivery platforms. Others Others mainly consisted of revenue from sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers. The Group’s revenue from others amounted to US$31.8 million in 2025, representing an increase of 61.4% from US$19.7 million in 2024, driven by (i) the increasing popularity of hot pot condiment products, Haidilao-branded and sub-branded food products among local customers and retailers; and (ii) the incubation of secondary branded restaurants under the “Pomegranate Plan” through diversification into multiple business concepts. 附註： (1) 包括澳大利亞、英國及阿拉伯聯合酋長 國。 (2) 包括比較年度開始前已開始運營且於截 至2025年12月31日仍開業及於2024年 及2025年均開放超過300天的餐廳。 (3) 指於所示年度同店海底撈餐廳經營的收 入總額。 (4) 按年內同店海底撈餐廳經營的總收入除 以年內同店海底撈餐廳總營業日數計 算。 (5) 按年內服務總桌數除以年內海底撈餐廳 總營業日數及年內同店平均餐桌數之乘 積計算。 外賣業務 於2025年，本集團來自外賣業務的收入 為19.0百萬美元，較2024年的11.3百萬 美元增長68.1%。該增長主要是由於(i)根 據市場需求持續優化外賣產品及服務； 及(ii)與當地外賣平台進行戰略營銷合作。 其他 其他主要包括來自向當地顧客及零售商 銷售火鍋調味品及海底撈品牌及子品牌 的食品的收入。 於2025年，本集團來自其他的收入為 31.8百萬美元，較2024年的19.7百萬美 元增長61.4%，乃由於(i)火鍋調味品及海 底撈品牌及子品牌的食品在當地顧客及 零售商中越來越受歡迎；及(ii)在「紅石榴 計劃」下，透過多元化業務形態推進第二 品牌餐廳的孵化。

Management Discussion and Analysis
管理層討論與分析

Other Income

Other income primarily consisted of (i) government grants; and (ii) interest income from bank deposits and rental deposits.

The Group's other income amounted to US$9.5 million in 2025, representing an increase of 26.7% from US$7.5 million in 2024. This increase was mainly due to higher interest income on bank deposits driven by increased cash holdings resulting from revenue growth.

其他收入

其他收入主要包括(i)政府補助；及(ii)銀行存款及租賃押金的利息收入。

於2025年，本集團的其他收入為9.5百萬美元，較2024年的7.5百萬美元增長26.7%。該增長主要由於收入增長帶動現金持有量增加，進而推動銀行存款利息收入增加。

Raw Materials and Consumables Used

Raw materials and consumables used consisted of costs for (i) food ingredients used in the restaurants, including the soup base and menu items; (ii) consumables used in the restaurant operations, including disposable items, such as napkins, disposable tableware and table cloths; and (iii) others, including logistics and transportation fees.

The Group's raw materials and consumables used amounted to US$282.8 million in 2025, representing an increase of 9.7% from US$257.7 million in 2024. As a percentage of revenue, our raw materials and consumables used increased from 33.1% in 2024 to 33.6% in 2025. This increase was primarily attributable to (i) the continued investment in initiatives to enhance the customer experience, such as quality enhancements; and (ii) increased sales of hot pot condiment products, Haidilao-branded and sub-branded food products, and the expansion of the secondary branded restaurants.

原材料及易耗品成本

原材料及易耗品成本包括以下各項：(i)用於餐廳的食材，包括鍋底及菜品；(ii)餐廳經營所用的易耗品，包括一次性用品，例如紙巾、一次性餐具及檯布；及(iii)其他，包括物流及運輸費。

於2025年，本集團的原材料及易耗品成本為282.8百萬美元，較2024年的257.7百萬美元增長9.7%。我們的原材料及易耗品成本所佔收入百分比由2024年的33.1%增長至2025年的33.6%。該增長主要是由於(i)持續投入於提升顧客體驗的相關舉措，例如產品品質的優化；及(ii)火鍋調味品、海底撈品牌及子品牌食品的銷售增加及第二品牌餐廳的擴張。

Staff Costs

Staff costs consisted of (i) employee salaries and other allowance; (ii) employee welfare; and (iii) retirement benefit scheme contributions.

員工成本

員工成本包括(i)僱員薪金及其他津貼；(ii)員工福利；及(iii)退休福利計劃供款。

24 特海国际控股有限公司
Super Hi International Holding Ltd.

Management Discussion and Analysis
管理層討論與分析

The Group's staff costs amounted to US$285.4 million in 2025, representing an increase of 10.1% from US$259.3 million in 2024. The increase was primarily attributable to (i) the increase in the number of employees, which was in line with the expansion of the restaurant network and our operation strategy of ensuring sufficient number of employees to provide superior customer experience across catering services, product quality, restaurant environment, and food safety; (ii) higher piece-rate wages and extended working hours resulting from increased guest visits and improved table turnover rate; and (iii) higher statutory minimum wages in certain countries where we operated. As a percentage of revenue, the Group's staff costs increased from 33.3% in 2024 to 33.9% in 2025.

於2025年，本集團的員工成本為285.4百萬美元，較2024年的259.3百萬美元增長10.1%。增長主要是由於(i)員工人數有所增加，這與餐廳網絡擴張及我們確保有足夠數量的員工在餐飲服務、產品質量、餐廳環境及食品安全方面提供優越客戶體驗的經營策略一致；(ii)由於客流量增加和翻檯率提升，計件工資及工作時長均有所增加；及(iii)我們經營所在部分國家的法定最低薪資上漲。本集團的員工成本所佔收入百分比由2024年的33.3%增長至2025年的33.9%。

Rentals and Related Expenses

租金及相關開支

Rentals and related expenses mainly consisted of property management fees, variable lease payments and lease payments for short-term leases we entered into in relation to our offices and warehouses.

租金及相關開支主要包括物業管理費、可變租賃付款及我們就辦公室及倉庫簽訂的短期租賃的租賃付款。

The Group's rentals and related expenses amounted to US$24.2 million in 2025, representing an increase of 20.4% from US$20.1 million in 2024. This increase was mainly due to (i) increased property management fees resulting from the opening of new restaurants; and (ii) increased short-term lease payments aligned with warehouse leasing expansion to support our restaurant network growth.

於2025年，本集團的租金及相關開支為24.2百萬美元，較2024年的20.1百萬美元增長20.4%。該增長主要是由於(i)開設新餐廳令物業管理費增長；及(ii)為支持餐廳網絡擴張而擴大的倉庫租賃所導致的短期租賃付款增長。

Utilities Expenses

水電開支

Utilities expenses primarily consisted of expenses on electricity, gas and water.

水電開支主要包括電費、燃氣及水費的開支。

The Group's utilities expenses remained relatively stable at US$28.4 million and US$29.0 million in 2024 and 2025, respectively. As a percentage of revenue, utilities expenses remained relatively stable at 3.6% and 3.4% in 2024 and 2025, respectively.

本集團的水電開支於2024年及2025年維持相對穩定，分別為28.4百萬美元及29.0百萬美元。於2024年及2025年，水電開支所佔收入百分比維持相對穩定，分別為3.6%及3.4%。

年度報告
2025 Annual Report
25

Management Discussion and Analysis
管理層討論與分析

Depreciation and Amortization

Depreciation and amortization consisted of depreciation charges for the property, plant and equipment, which primarily include leasehold improvements, machinery, transportation equipment, furniture and fixtures and right-of-use assets.

The Group's depreciation and amortization amounted to US$82.7 million in 2025, representing an increase of 2.1% from US$81.0 million in 2024. This increase was mainly due to the increase in depreciation of right-of-use assets of US$2.0 million. As a percentage of revenue, depreciation and amortization decreased from 10.4% in 2024 to 9.8% in 2025, primarily due to the increase in our revenue.

折舊及攤銷

折舊及攤銷包括物業、廠房及設備的折舊開支，主要包括租賃物業裝修、機器、運輸設備、家具及裝置以及使用權資產。

於2025年，本集團的折舊及攤銷為82.7百萬美元，較2024年的81.0百萬美元增長2.1%。該增長主要是由於使用權資產折舊增加2.0百萬美元。折舊及攤銷所佔收入百分比由2024年的10.4%降至2025年的9.8%，主要是由於我們的收入有所增加。

Traveling and Communication Expenses

Traveling and communication expenses mainly consisted of international and regional travel expenses of staff for new restaurants opening and inspection of restaurant operations.

The Group's traveling and communication expenses amounted to US$8.0 million in 2025, representing an increase of 25.0% from US$6.4 million in 2024. This increase was mainly due to the increase of business travels in line with our business expansion. As a percentage of revenue, our traveling and communication expenses increased from 0.8% in 2024 to 1.0% in 2025.

差旅及通訊開支

差旅及通訊開支主要包括因開設新餐廳及視察餐廳經營而產生的員工國際及區域差旅開支。

於2025年，本集團的差旅及通訊開支為8.0百萬美元，較2024年的6.4百萬美元增長25.0%。該增長主要是由於隨著業務擴張，商務旅行有所增加。我們的差旅及通訊開支所佔收入百分比由2024年的0.8%增長至2025年的1.0%。

Other Expenses

Other expenses comprised of (i) administrative expenses; (ii) outsourcing service fee; (iii) bank charges; (iv) consulting services expenses; and (v) others, which mainly consisted of daily maintenance expenses, storage expenses and business development expenses.

The Group's other expenses amounted to US$87.1 million in 2025, representing an increase of 23.2% from US$70.7 million in 2024. This increase was primarily driven by (i) an increase in outsourcing service fee of US$5.1 million, stemming from restaurant network expansion and improved table turnover rate; (ii) an increase in business development expenses of US$3.3 million, primarily attributable to enhanced marketing efforts, including closer collaboration with third-party platforms, and (iii) an increase in consulting services expenses of US$3.1 million, mainly arising from the continued investments for business expansion, particularly secondary brands development.

其他開支

其他開支包括(i)行政開支；(ii)外包服務費；(iii)銀行服務費；(iv)諮詢服務開支；及(v)其他，主要包含日常維護開支、倉儲開支及業務發展開支。

於2025年，本集團的其他開支為87.1百萬美元，較2024年的70.7百萬美元增長23.2%。該增長主要是由於(i)餐廳網絡擴張及翻檯率上升導致外包服務費增加5.1百萬美元；(ii)業務發展開支增加3.3百萬美元，主要由於加大營銷投入，包括與各第三方平台加強合作；及(iii)諮詢服務開支增加3.1百萬美元，主要由於持續投入於業務發展，尤其是第二品牌的發展所致。

26 特海国际控股有限公司 Super Hi International Holding Ltd.

年度報告 2025 Annual Report 27 Management Discussion and Analysis 管理層討論與分析 Other Gains (Losses) – Net Net other gains (losses) primarily consisted of (i) net impairment loss or reversal of impairment recognized in respect of property, plant and equipment and right-of-use assets, representing provisions we recorded; (ii) loss or gain on disposal of property, plant and equipment and provision for early termination of leases, which was in relation to the capital expenditures we invested for restaurants as originally planned but later decided not to open as a result from our dynamic evaluation of our expansion plan and the temporary closure of certain restaurants; (iii) loss or gain on modification and termination of leases, arising from reversals of right of use assets and lease liabilities in relation to the termination of leases for restaurants we decided to suspend the opening of; (iv) net foreign exchange losses, which fluctuated from year-to-year based on exchange rate movements; (v) net gain or loss arising on financial assets at fair value through profit or loss (“FVTPL”); and (vi) others. The Group recorded net other gains of US$9.8 million in 2025, as compared to net other losses of US$17.9 million in 2024. This change was attributable to the recognition of US$14.1 million in net foreign exchange gains in 2025, as a result of fluctuation in exchange rates, partially offset by (i) a net increase in impairment loss of US$3.1 million on right-of-use assets, primarily resulting from business optimization measures implemented at certain restaurant locations following management’s performance evaluations, and (ii) a decrease in gains arising on financial assets at FVTPL of US$1.4 million. Finance Costs Finance costs represented (i) interests on lease liabilities; and (ii) interests charge on unwinding of discounts, primarily in relation to provisions for restoration of the premises the Group used for the restaurants. The Group’s finance costs amounted to US$11.4 million in 2025, representing an increase of 34.1% from US$8.5 million in 2024. This increase was directly attributable to the expansion of our restaurant network, which drove corresponding growth in both lease liabilities and restaurant restoration provisions. 其他收益（虧損）淨額 其他收益（虧損）淨額主要包括(i)就物 業、廠房及設備以及使用權資產確認的 減值虧損淨額或減值撥回，即我們列賬 的撥備；(ii)出售物業、廠房及設備的虧 損或收益以及提前終止租賃的撥備，這 些與我們投資於最初計劃但後來因擴張 計劃的動態評估而決定不開設餐廳的資 本開支以及若干餐廳暫停營業有關；(iii) 租賃變更及終止的虧損或收益，源於與 我們決定暫停開業的餐廳終止租賃有關 的使用權資產及租賃負債的撥回；(iv)匯 兌虧損淨額，其按匯率變動而出現按年 波動；(v)按公允值計入損益（「按公允值 計入損益」）的金融資產產生的收益或虧 損淨額；及(vi)其他。 本集團於2025年錄得其他收益淨額9.8 百萬美元，而2024年錄得其他虧損淨額 17.9百萬美元。該變化乃由於匯率波動 導致於2025年確認匯兌收益淨額14.1百 萬美元，部分被(i)使用權資產減值虧損淨 增加3.1百萬美元，主要與管理層對特定 餐廳進行全面業績評估後實施的業務優 化措施有關；及(ii)按公允值計入損益的 金融資產產生的收益減少1.4百萬美元所 抵銷。 財務成本 財務成本指(i)租賃負債利息；及(ii)解除貼 現的利息開支，主要關於本集團用作餐 廳的物業的復墾撥備。 於2025年，本集團的財務成本為11.4百 萬美元，較2024年的8.5百萬美元增長 34.1%。該增長直接歸因於餐廳網絡的 擴張，從而帶動租賃負債及餐廳復墾撥 備的相應增長。

28 特海國際控股有限公司 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 Income Tax Expenses The Group recorded income tax expenses of US$11.8 million and US$13.2 million in 2024 and 2025, respectively. The taxation of the Group was calculated at the rates prevailing in relevant jurisdictions, which ranged from 9% to 33% on the estimated assessable profits during the Reporting Period. Profit for the Year As a result of the foregoing, the Group recorded net profit of US$36.3 million in 2025, representing an increase of 69.6% from US$21.4 million in 2024. This change was primarily due to the increase in net foreign exchange gain of US$33.8 million, mainly driven by the foreign exchange fluctuations, particularly the appreciation of local currencies against the U.S. dollar, which is partially offset by the decrease in the operation margin, primarily attributable to the Group’s proactive value-sharing strategy through continued investments in customers and employees during the first half of 2025, which led to an anticipated increase in staff costs, raw material costs, and other operating expenses. Inventories Inventories mainly consisted of food ingredients and other materials used in the restaurant operations, the hot pot condiment products for sale and food products with Haidilao brand and sub-brand. The Group’s inventories amounted to US$37.5 million as of December 31, 2025, representing an increase of 19.0% from US$31.5 million as of December 31, 2024. This increase primarily reflected the inventories we kept for the new restaurants opened in 2025 and the higher inventory level we had for our existing restaurants as we recorded higher guest visits and table turnover rate in 2025. The turnover days of inventory remained relatively stable at 42.8 days and 43.9 days in 2024 and 2025, respectively. The annual inventory turnover days equals the average of the beginning and ending inventories for that year divided by raw materials and consumables used for that year and multiplied by 360 days. 所得稅開支 於2024年及2025年，本集團分別錄得 所得稅開支11.8百萬美元及13.2百萬美 元。本集團稅項乃就報告期內的估計應 課稅溢利按相關司法權區介乎9%至33% 之現行稅率計算。 年內溢利 由於上述原因，本集團於2025年錄得淨 利潤36.3百萬美元，較2024年的21.4百 萬美元增長69.6%。該變化主要是由於 匯兌收益淨額增加33.8百萬美元，主要 受外匯波動（尤其是當地貨幣兌美元升 值）所推動，這一變化部分被經營溢利率 下降所抵銷，主要由於本集團在2025年 上半年採取主動讓利的策略，持續增加 對顧客、員工的投入，導致員工成本、 原材料成本及其他營業開支出現預期性 增加。 存貨 存貨主要包括餐廳經營所用的食材及其 他材料，以及待售的火鍋調味品、海底 撈品牌及子品牌的食品。 截至2025年12月31日，本集團存貨為 37.5百萬美元，較截至2024年12月31日 的31.5百萬美元增長19.0%。該增長主 要反映了我們為2025年新開業的餐廳所 保留的存貨，以及現有餐廳因客流量及 翻檯率的提升而維持在較高的存貨水平。 存貨周轉天數於2024年及2025年維持相 對穩定，分別為42.8天及43.9天。年度 存貨周轉天數等於該年年初及年末存貨 的平均值除以該年使用的原材料及消耗 品再乘以360天。

Management Discussion and Analysis
管理層討論與分析

Trade and Other Receivables and Prepayments

Trade and other receivables and prepayments primarily consisted of (i) trade receivables from credit card networks, food delivery platforms and payment platforms; (ii) prepayment to suppliers; (iii) input value-added tax to be deducted; and (iv) others.

The Group's current portion of trade and other receivables and prepayments amounted to US$35.7 million as of December 31, 2025, representing an increase of 15.9% from US$30.8 million as of December 31, 2024. This growth was primarily attributable to (i) an increase of US$3.1 million in trade receivables, resulting from the increase in operating revenue in 2025, and (ii) an increase of US$1.7 million in interest receivable from fixed bank deposits.

The Group's non-current portion of trade and other receivables and prepayments consisted of non-current other receivables and non-current prepayments, which remained relatively stable both at US$2.3 million as of December 31, 2024 and 2025.

The turnover days of trade receivables in 2024 and 2025 was 7.7 days and 7.1 days, respectively. Trade receivables turnover days for each year equals the average of the beginning and ending balances of trade receivables for that year divided by the revenue for the year and multiplied by 360 days.

Trade Payables

Trade payables mainly consisted of the balances due to the Group's suppliers of food ingredients and consumables. The majority of trade payables had a credit term of 30 to 60 days.

The Group's trade payables amounted to US$36.3 million as of December 31, 2025, representing an increase of 18.2% from US$30.7 million as of December 31, 2024. The increase reflected our procurement of raw materials to support our enhanced restaurant operations, which was in line with the inventory growth.

The trade payable turnover days in 2024 and 2025 was 45.5 days and 42.6 days, respectively. Trade payable turnover days for each year equals the average of the beginning and ending balances of trade payable for that year divided by raw materials and consumables for the year and multiplied by 360 days. The decrease in trade payables turnover days from 2024 to 2025 was primarily attributable to enhanced controls implemented over our payment cycle management.

貿易及其他應收款項以及預付款項

貿易及其他應收款項以及預付款項主要包括(i)來自信用卡網絡、食品外賣平台及支付平台的貿易應收款項；(ii)預付供應商款項；(iii)待抵扣進項增值税；及(iv)其他。

截至2025年12月31日，本集團貿易及其他應收款項以及預付款項的即期部分為35.7百萬美元，較截至2024年12月31日的30.8百萬美元增長15.9%。該增長主要歸因於(i)2025年經營收入增加，貿易應收款項增加3.1百萬美元；及(ii)定期銀行存款的應收利息增加1.7百萬美元。

本集團貿易及其他應收款項以及預付款項的非即期部分包括非即期其他應收款項及非即期預付款項，截至2024年及2025年12月31日，該等款項維持相對穩定，均為2.3百萬美元。

2024年及2025年的貿易應收款項周轉天數分別為7.7天及7.1天。各年度的貿易應收款項周轉天數等於該年年初及年末貿易應收款項結餘的平均值除以該年的收入再乘以360天。

貿易應付款項

貿易應付款項主要包括應付本集團食材及易耗品供應商的結餘。大部分貿易應付款項的信用期為30天至60天。

截至2025年12月31日，本集團貿易應付款項為36.3百萬美元，較截至2024年12月31日的30.7百萬美元增長18.2%。該增長反映了我們為支持餐廳經營提升而採購原材料，亦與存貨增長一致。

2024年及2025年的貿易應付款項周轉天數分別為45.5天及42.6天。各年度的貿易應付款項周轉天數等於該年年初及年末貿易應付款項結餘的平均值除以該年的原材料及易耗品再乘以360天。2024年至2025年貿易應付款項周轉天數的減少主要因為我們加強了對付款週期管理的控制。

年度報告
2025 Annual Report 29

30 特海國際控股有限公司 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 流動資金及資本資源 本集團的現金主要用於為營運、擴張及 資本開支提供資金。於2025年，本公司 的營運資金主要來自經營產生的現金， 並在必要時亦採取靈活多樣的融資方式。 本集團在現金及財務管理方面採取審慎 的財務政策，定期密切監測流動資金及 資本資源，因此於整個報告期內維持穩 健的流動資金狀況。為管控流動資金風 險，管理層密切監測本集團流動資金狀 況以及維持充足現金及現金等價物，確 保可動用資金，並維持結清本集團應付 款項的能力。本集團致力維持最佳流動 資金狀況，在能夠滿足營運資金需求的 同時支持持續的業務運營。 資本架構 本集團資本管理的主要目標為維持本集 團的穩定及增長，保障正常運營，同時 通過優化債務及權益平衡使股東價值最 大化。於報告期內，本集團的整體策略 保持不變。本集團定期審閱及管理其資 本架構，並根據經濟狀況的變化及時作 出調整。 截至2025年12月31日，本公司的資本架 構包括已發行股本及儲備。自2024年12 月31日以來，資本架構並無變動。截至 2025年12月31日，本集團並無任何債務 證券或其他資本工具。本集團定期審閱 及管理其資本架構，並根據經濟狀況的 變化及時作出調整。有關調整可能包括 修改股息分派、增資及發行新資本工具。 銀行借款 截至2025年12月31日，本集團並無任何 銀行借款或承諾信貸融資。 Liquidity and Capital Resources The primary uses of cash of the Group are to fund its operations, expansion and capital expenditures. In 2025, the Company primarily funded its working capital through cash generated from its operations, and it also adopted flexible and diverse financing methods when needed. The Group has adopted prudent treasury policies in cash and financial management and closely monitors its liquidity and capital resources on a regular basis, and thus maintained a healthy liquidity position throughout the Reporting Period. To manage liquidity risk, the management closely monitors the Group’s liquidity position and maintains sufficient cash and cash equivalents, ensures the availability of funding, and preserves the ability to settle the Group’s payables. The Group strives to maintain optimum liquidity that can meet its working capital needs while supporting the continuing business operations. Capital Structure The primary goal of the Group’s capital management is to maintain the Group’s stability and growth, safeguard its normal operations while maximizing shareholders’ value through the optimization of debt and equity balances. The Group’s overall strategy remains unchanged during the Reporting Period. The Group reviews and manages its capital structure on a regular basis, and makes timely adjustments to it in light of changes in economic conditions. As of December 31, 2025, the Company’s capital structure comprised issued share capital and reserves. There has been no change in the capital structure since December 31, 2024. The Group did not have any debt securities or other capital instruments as of December 31, 2025. The Group regularly reviews and manages its capital structure, making timely adjustments in response to changing economic conditions. Such adjustments may include modifications to dividend distributions, capital increases, and the issuance of new capital instruments. Bank Borrowings As of December 31, 2025, the Group did not have any bank borrowings or committed credit facilities.

Management Discussion and Analysis
管理層討論與分析

Cash and Cash Equivalents

The principal uses of cash are for working capital to open new restaurants and expand restaurant network, procure food ingredients, consumables and equipment and enhance supply chain management capabilities, conduct R&D to enhance digitalization and other technologies for restaurant management, and renovate and decorate the restaurants. As of December 31, 2025, the Group's total bank balances and cash (including time deposits) amounted to US$272.0 million, representing an increase of 6.8% from US$254.7 million as of December 31, 2024. Of this total, US$127.4 million was placed in time deposits with original maturities ranging from four to six months, bearing fixed interest rates ranging from 4.12% to 5.30% per annum. Excluding such time deposits, the Group's cash and cash equivalents amounted to US$144.6 million as of December 31, 2025.

現金及現金等價物

現金主要用作開設新餐廳及擴展餐廳網絡、採購食材、易耗品及設備、提升供應鏈管理能力、開展研發工作以提升餐廳管理所使用的數字化及其他技術，以及翻新及裝飾餐廳的營運資金。截至2025年12月31日，本集團的銀行結餘及現金總額（包括定期存款）為272.0百萬美元，較截至2024年12月31日的254.7百萬美元增加6.8%。在該總額中，127.4百萬美元存放於原到期日為四至六個月的定期存款，其固定年利率為4.12%至5.30%。撇除該等定期存款，截至2025年12月31日，本集團的現金及現金等價物為144.6百萬美元。

Capital Expenditure

Capital expenditure represented additions to (i) leasehold improvements; (ii) machinery; (iii) transportation equipment; (iv) furniture and fixtures; and (v) renovation in progress.

The Group's capital expenditure amounted to US$51.4 million in 2025, which was mainly for the Group's restaurants opened in 2025 and those still in the process of renovation and preparation.

The Group plans to finance future capital expenditures through cash generated from its operations, the unutilized proceeds from initial public offering on NASDAQ, and cash and cash equivalents.

資本開支

資本開支指添置(i)租賃物業裝修；(ii)機器；(iii)運輸設備；(iv)家具及裝置；及(v)進行中的裝修。

於2025年，本集團的資本開支為51.4百萬美元，主要用於本集團於2025年開設的餐廳及仍在裝修籌備過程中的餐廳。

本集團計劃通過其經營所得現金、於納斯達克首次公開發售的未動用所得款項以及現金及現金等價物為未來的資本開支提供資金。

Charge of Assets

As of December 31, 2025, the Group charged bank deposits of US$2.8 million to banks to secure rental payments to the lessors.

資產押記

截至2025年12月31日，本集團向銀行抵押銀行存款2.8百萬美元以作為支付出租人的租金款項的擔保。

Future Plans for Material Investments

The Group will continue to extensively identify potential strategic investment opportunities and seek to acquire potential high-quality target businesses and assets that create synergies for the Group. Throughout the Reporting Period and up to the date of this annual report, the Group does not have any concrete committed plans for material investments and capital assets for disclosure.

重大投資的未來計劃

本集團將繼續廣泛尋找潛在的策略性投資機會，並尋求可為本集團帶來協同效應的潛在優質目標業務及資產。於整個報告期內及直至本年報日期，本集團並無任何具體承諾的重大投資及資本資產計劃須予以披露。

年度報告
2025 Annual Report
31

Management Discussion and Analysis
管理層討論與分析

Financial Ratios

The following table sets forth certain of the Company's financial ratios as of the dates indicated:

財務比率

下表載列本公司截至所示日期的若干財務比率：

		As of/For the year ended December 31, 截至12月31日／截至該日止年度	
		2025 2025年	2024 2024年
Current ratio[1]	流動比率[1]	2.4	2.5
Gearing ratio[2]	資產負債比率[2]	0.3	0.3
Income from operation margin[3]	經營溢利率[3]	4.4	6.8
Restaurant level operating margin[4]	餐廳層面經營溢利率[4]	8.7	10.1

Notes:

(1) Equals current assets divided by current liabilities as of the same date.

(2) Equals total borrowings divided by total assets as of the same date.

(3) Equals income from operation divided by total revenue for the same period.

(4) Equals restaurant level operating profit divided by restaurant level revenue for the same period.

附註：

(1) 等於流動資產除以截至同日的流動負債。

(2) 等於借款總額除以截至同日的資產總額。

(3) 等於經營溢利除以同期總收入。

(4) 等於餐廳層面經營溢利除以同期餐廳層面收入。

Foreign Exchange Risk and Hedging

The Group undertakes certain transactions in foreign currencies, which exposed it to foreign currency risk. The principal currency exposures arise from the fluctuations in the value of the US dollar relative to the local currencies of the markets in which the Group operates.

During the Reporting Period, the Group recorded net foreign exchange gains of US$14.1 million (2024: net foreign exchange losses of US$19.7 million). As these gains are largely unrealized, they are subject to reversal if exchange rate trends change in subsequent periods. The Group does not currently use any derivative contracts to hedge against its exposure to currency risk. The Group manages its currency risk by closely monitoring the movement of foreign currency rates and maintaining a diversified geographic revenue base. Given the significance of the foreign exchange impact on the Group's results during the Reporting Period, the Board will continue to assess whether a formal hedging policy should be adopted and will keep shareholders informed.

外匯匯兑風險及對沖

本集團進行若干以外幣計值的交易，令其面臨外幣風險。主要貨幣風險源於美元相對於本集團經營所在市場的當地貨幣的價值波動。

於報告期內，本集團錄得匯兑收益淨額14.1百萬美元（2024年：匯兑虧損淨額19.7百萬美元）。由於該等收益大部分為未變現，若匯率趨勢在隨後期間發生變化，則可能出現逆轉。本集團現時並未使用任何衍生合約對沖其面臨的貨幣風險。本集團通過密切監控外幣匯率變動及維持多元化的地理收入基礎來管理其貨幣風險。基於報告期內外匯對本集團業績影響的重大性，董事會將持續評估是否應採取正式的對沖政策，並將告悉股東。

32 特海国际控股有限公司
Super Hi International Holding Ltd.

Management Discussion and Analysis
管理層討論與分析

Contingent Liabilities

As of December 31, 2025, the Company did not have any material contingent liabilities, guarantees or any litigation or claims of material importance, pending or threatened against any member of the Group that is likely to have a material and adverse effect on the Group's business, financial condition or results of operations.

或有負債

截至2025年12月31日，本公司並無任何可能對本集團業務、財務狀況或經營業績造成重大不利影響的重大或有負債、擔保或任何重大未決或針對本集團任何成員公司的訴訟或申索。

Material Acquisitions and Disposals

During the Reporting Period, the Company did not have any material acquisitions or disposals of subsidiaries, associates and joint ventures for disclosure.

重大收購及處置

於報告期內，本公司並無任何附屬公司、聯營公司及合營企業的重大收購或處置須予披露。

Significant Investment under Hong Kong Listing Rules

Our Group did not hold any investment (including wealth management products) that on a standalone basis carried a value of 5% or more of the Group's total assets as of December 31, 2025. During the Reporting Period, the Group's transactions in financial assets, on both standalone and aggregate basis, did not constitute notifiable transactions under Chapter 14 of the Hong Kong Listing Rules.

香港上市規則項下的重大投資

截至2025年12月31日，本集團並無持有任何個別基準的價值佔本集團總資產5%或以上的投資（包括理財產品）。於報告期間，本集團金融資產的交易按個別及合併基準計算，不構成香港上市規則第十四章項下的須予公佈交易。

No Material Changes

Save as disclosed in this annual report, during the Reporting Period, there were no material changes affecting the Group's performance that need to be disclosed under Paragraphs 32 and 45 of Appendix D2 to the Listing Rules.

無重大變動

除本年報所披露者外，於報告期內，並無對本集團表現造成影響而須根據上市規則附錄D2第32及45段予以披露的重大變動。

Employees and Remuneration Policy

As of December 31, 2025, the Group had a total of 14,003 full-time and part-time employees. During the Reporting Period, the Group had incurred staff costs (including salaries and other allowance, welfare and retirement benefit scheme contributions) of US$285.4 million.

The Group's remuneration policy is determined by the salary levels in different countries, employee rank and performance and the market conditions. The Group also provides other benefits to its employees, including medical schemes, defined contribution retirement schemes and share award schemes. The Group participates in defined contribution retirement schemes organized by the relevant local government authorities where the Group operates. To maintain the quality, knowledge and skill levels of the workforce, the Group provides regular specialized trainings tailored to the needs of employees in different departments, including regular training sessions conducted by senior employees or third-party consultants covering various aspects of the business operations of the Group, for employees to stay up to date with both catering segment developments and service skills. The Group also organizes workshops from time to time to discuss specific topics.

員工及薪酬政策

截至2025年12月31日，本集團共有14,003名全職及兼職員工。於報告期內，本集團產生員工成本（包括薪金及其他津貼、福利及退休福利計劃供款）285.4百萬美元。

本集團的薪酬政策乃根據不同國家的薪金水平、員工職級及業績表現以及市場狀況釐定。本集團亦向其員工提供其他福利，包括醫療計劃、定額供款退休金計劃及股份獎勵計劃。本集團參與由本集團經營業務所在地的相關地方政府當局組織的定額供款退休金計劃。為保持工作人員的素質、知識及技能水平，本集團根據不同部門員工的需求定期提供專業培訓，包括由高級員工或第三方顧問定期進行的培訓課程，內容涵蓋本集團業務運作的各個方面，使員工了解餐飲行業的最新發展及服務技能，與時俱進。本集團亦不時組織研討會討論具體事項。

年度報告
2025 Annual Report
33

34 特海國際控股有限公司 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 非國際財務報告準則財務計量 於評估本集團業務時，本集團考慮並使 用非國際財務報告準則計量，即餐廳層 面經營溢利率（按(i)餐廳層面經營溢利除 以(ii)餐廳層面收入計算），作為補充計量 指標以審閱及評估其經營表現。該等非 國際財務報告準則財務計量的呈列不應 被視為獨立於或可替代根據國際財務報 告準則會計準則編製及呈列的財務資料。 餐廳層面經營溢利率是本集團餐廳經營 業績的補充計量指標，其計算方法可 能與其他公司呈報的類似計量沒有可比 性。餐廳層面經營溢利率作為一項分析 工具具有局限性，不應認為其可替代對 本集團根據國際財務報告準則會計準則 呈報業績的分析。 餐廳層面收入指本集團兩大業務條線海 底撈餐廳經營及外賣業務所產生的總收 入。 餐廳層面經營溢利乃通過自餐廳層面收 入扣除若干餐廳層面的成本及開支（包括 (i)餐廳層面開支，如餐廳層面原材料及易 耗品成本、餐廳層面員工成本、餐廳層 面物業租金及相關開支、餐廳層面水電 開支、餐廳層面折舊及攤銷、餐廳層面 差旅及通訊開支以及包括各地區的開業 前開支在內的其他餐廳層面開支；及(ii) 各地區所產生的管理費用）後計算得出。 餐廳層面原材料及易耗品成本包括本集 團海底撈餐廳所用的中央廚房相關食材 及易耗品成本，以及直接從供應商處採 購的食材及易耗品的成本。 本集團認為餐廳層面經營溢利率是評估 本集團各餐廳的單獨及合併業績及盈利 能力的重要計量指標。本集團以餐廳層 面經營溢利率數據為基準來衡量本集團 與競爭對手的業績。 Non-IFRS Financial Measure In evaluating the Group’s business, the Group considers and uses a non-IFRS measure, restaurant level operating profit margin, which is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue, as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS Accounting Standards. Restaurant level operating profit margin is a supplemental measure of operating performance of the Group’s restaurants and its calculations thereof may not be comparable to similar measures reported by other companies. Restaurant level operating profit margin has limitations as an analytical tool and should not be considered as a substitute for analysis of the Group’s results as reported under IFRS Accounting Standards. Restaurant level revenue refers to the total revenue generated from the Group’s two major service lines – Haidilao restaurant operations and delivery business. Restaurant level operating profit is calculated by deducting from restaurant level revenue certain restaurant level costs and expenses, including (i) restaurant level expenses, including cost of restaurant level raw materials and consumables used, restaurant level staff costs, restaurant level property rentals and related expenses, restaurant level utilities expenses, restaurant level depreciation and amortization, restaurant level traveling and communication expenses and other restaurant level expenses, including preopening expenses in each region; and (ii) management fees incurred in each region. The cost of restaurant level raw materials and consumables used included the cost of food ingredients and consumables associated with central kitchens that are used within the Group’s Haidilao restaurants as well as those procured directly from suppliers. The Group believes that restaurant level operating profit margin is an important measure to evaluate the performance and profitability of each of the Group’s restaurants, individually and in the aggregate. The Group uses restaurant level operating profit margin information to benchmark the Group’s performance versus competitors.

年度報告 2025 Annual Report 35 Management Discussion and Analysis 管理層討論與分析 The table set forth below reconciles total revenue to restaurant level revenue: For the Year Ended December 31, 截至12月31日止年度 2025 2024 2025年 2024年 (US$ in thousands) （千美元） Total revenue 總收入 840,755 778,308 Less: Revenue (Others) 減：收入（其他） (31,769) (19,719) Restaurant level revenue 餐廳層面收入 808,986 758,589 The computation of restaurant level operating margin is as follows: For the Year Ended December 31, 截至12月31日止年度 2025 2024 2025年 2024年 (US$ in thousands) （千美元） Restaurant level revenue 餐廳層面收入 808,986 758,589 Less: Restaurant level costs and expenses 減：餐廳層面成本及開支 (738,422) (682,075) Restaurant level operating profit 餐廳層面經營溢利 70,564 76,514 Restaurant level operating margin* 餐廳層面經營溢利率* 8.7% 10.1% * Restaurant level operating margin is calculated by dividing (i) restaurant level operating profit by (ii) restaurant level revenue. 下表載列總收入與餐廳層面收入的對賬： 餐廳層面經營溢利率的計算如下： * 餐廳層面經營溢利率按(i)餐廳層面經營 溢利除以(ii)餐廳層面收入計算。

36 特海國際控股有限公司 Super Hi International Holding Ltd. Management Discussion and Analysis 管理層討論與分析 The table set forth below reconciles income from operation, the most directly comparable IFRS measure to the restaurant level operating profit. For the Year Ended December 31, 截至12月31日止年度 2025 2024 2025年 2024年 (US$ in thousands) （千美元） Income from operation(1) 經營溢利(1) 37,434 53,311 Less: 減： Revenue (Others) 收入（其他） (31,769) (19,719) Other income(2) 其他收入(2) (1,830) (2,449) Add non-restaurant level cost and expenses(3): 加非餐廳層面的成本及開支(3)： Raw materials and consumables used(4) 原材料及易耗品成本(4) 18,472 10,343 Staff costs 員工成本 16,333 10,992 Rentals and related expenses 租金及相關開支 1,707 989 Utilities expenses 水電開支 1,893 1,783 Depreciation and amortization 折舊及攤銷 7,260 6,353 Traveling and communication expenses 差旅及通訊開支 1,399 995 Listing expenses 上市開支 – 2,460 Other expenses 其他開支 13,650 10,136 Other losses – net(5) 其他虧損淨額(5) 6,015 1,320 Restaurant level operating profit 餐廳層面經營溢利 70,564 76,514 Restaurant level operating margin 餐廳層面經營溢利率 8.7% 10.1% 下表載列經營溢利的對賬，此為對餐廳 層面經營溢利而言最直接可比較的國際 財務報告準則計量指標。

年度報告 2025 Annual Report 37 Management Discussion and Analysis 管理層討論與分析 Notes: (1) Income from operation is calculated by profit for the year excluding interest income (included within other income), finance costs, unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency, net gain arising on financial assets at FVTPL and income tax expense. (2) Other income primarily consists of the subsidies received from the local governments for the Group’s business development but does not include non-operating interest income. (3) Non-restaurant level cost and expenses mainly relate to costs associated with Revenue (Others), operational costs and expenses associated with central kitchens, and corporate and unallocated costs. (4) Raw materials and consumables used in non-restaurant level operations mainly relate to cost of food ingredients purchased by central kitchens that are not used for Haidilao restaurants, but which are used for sales of hot pot condiment products and food under Haidilao brand and secondary brands to local guests and retailers. (5) Other losses – net primarily consist of net impairment loss (reversal) recognized in respect of property, plant and equipment and right-of-use assets, but do not include unrealized foreign exchange differences arising from remeasurement of balances which are not denominated in functional currency and net gain arising on financial assets at FVTPL. 附註： (1) 經營溢利按年內溢利剔除利息收入（已 計入其他收入）、財務成本、因重新計 量並非以功能貨幣計值的結餘而產生的 未變現外匯差額、按公允值計入損益的 金融資產產生的收益淨額及所得稅開支 後計算。 (2) 其他收入主要包括當地政府為支持本集 團業務發展給予我們的相關補貼，但不 包括非經營利息收入。 (3) 非餐廳層面成本及開支主要涉及與收入 （其他）相關的成本、與中央廚房相關 的運營成本及開支以及公司及未分配成 本。 (4) 非餐廳層面經營的原材料及易耗品成本 主要涉及中央廚房採購的食材成本，該 等食材並非用於海底撈餐廳，而是用於 向當地顧客及零售商銷售火鍋調味品及 海底撈品牌及子品牌的食品。 (5) 其他虧損淨額主要包括就物業、廠房及 設備以及使用權資產確認的減值虧損 （撥回）淨額，但不包括因重新計量並非 以功能貨幣計值的結餘而產生的未變現 外匯差額及按公允值計入損益的金融資 產產生的收益淨額。

Directors And Senior Management
董事及高級管理層

CHAIRPERSON AND NON-EXECUTIVE DIRECTOR

Ms. SHU Ping, aged 56, was appointed as the chairperson of the Board and the non-executive Director on December 13, 2023. She is mainly responsible for leading the Group in strategy and planning for the development of internationalization and globalization. Ms. SHU holds directorships or assumes directorial responsibilities at four subsidiaries of the Group.

Prior to joining the Group, Ms. SHU had already built a distinguished career in the catering industry. She has been serving as a director of Sichuan Haidilao since November 2014. Beyond this, Ms. SHU has also been an executive director in Yihai, a company currently listed on the Stock Exchange (stock code: 1579), since March 2018. Since July 2015, Ms. SHU was a director of Haidilao International, a company currently listed on the Stock Exchange (stock code: 6862), and was subsequently re-designated as a non-executive director from May 2018 to August 2021.

Ms. SHU completed the Senior Management PRC Enterprise Master of Business Administration Program (高級管理人員中國企業工商管理碩士課程) and Financial Master of Business Administration Program (金融工商管理碩士課程) jointly hosted by Cheung Kong Graduate School of Business (長江商學院) and other institutes in November 2015 and completed the Executive Master of Business Administration Program jointly hosted by Shanghai Jiaotong University (上海交通大學) and Singapore Nanyang Technological University in July 2016. In September 2022, Ms. SHU also completed the Ph.D. Program in applied finance, specializing in wealth management in the University of Geneva.

主席兼非執行董事

舒萍女士，56歲，於2023年12月13日獲委任為董事會主席兼非執行董事。主要負責主導本集團國際化及全球化發展的戰略及規劃。舒萍女士在本集團的四家附屬公司擔任董事職務或承擔董事責任。

加入本集團前，舒萍女士於餐飲業已建立卓越的職業生涯。其自2014年11月起擔任四川海底撈的董事。此外，舒萍女士自2018年3月起亦擔任頤海（一家目前於聯交所上市的公司，股份代號：1579）的執行董事。從2015年7月起，舒萍女士曾擔任海底撈國際（一家目前於聯交所上市的公司，股份代號：6862）的董事，其後於2018年5月至2021年8月調任非執行董事。

舒萍女士於2015年11月完成長江商學院及其他學院共同舉辦的高級管理人員中國企業工商管理碩士課程及金融工商管理碩士課程，並於2016年7月完成上海交通大學與新加坡南洋理工大學共同舉辦的高級管理人員工商管理碩士課程。於2022年9月，舒萍女士亦已完成日內瓦大學應用金融專業博士學位課程，專門研究財富管理。

38 特海国际控股有限公司
Super Hi International Holding Ltd.

Directors And Senior Management
董事及高級管理層

EXECUTIVE DIRECTORS

Ms. June YANG Lijuan, aged 47, was appointed as an executive Director and chief executive officer of the Company on July 1, 2024. She is responsible for coordinating the management and strategic development of the Group.

Ms. YANG has over 28 years of experience in restaurant operation and overall management of Haidilao. She demonstrates a commitment to excellence in the catering industry. From June 1997 to March 2001, Ms. YANG served as a manager at Sichuan Haidilao. In April 2001, she was appointed as a director of Sichuan Haidilao and re-designated as a non-executive director of Sichuan Haidilao in January 2018. Ms. YANG's career and leadership further expanded through her roles at Haidilao International, a company currently listed on the Stock Exchange (stock code: 6862), including (i) as a director from July 2015 to January 2018; (ii) as the chief operating officer from January 2018 to March 2022; (iii) as the deputy chief executive officer from August 2021 to March 2022; (iv) as an executive director from August 2021 to June 2024; and (v) as the chief executive officer from March 2022 to June 2024. Throughout her tenure at Haidilao International, Ms. YANG has been instrumental in overseeing management and strategic development, consistently driving it towards greater success.

Ms. YANG completed the PRC Entities CEO and Finance CEO Program (中國企業 CEO/金融 CEO 課程) hosted by the Cheung Kong Graduate School of Business (長江商學院) in September 2016.

Mr. LI Yu, aged 40, was appointed as an executive Director on March 30, 2023. He is responsible for implementing and promoting the Group's development strategies as well as the operation and improvement of the Group's restaurant business. Mr. LI was the chief executive officer of the Group from March 30, 2023 to June 30, 2024 and serves as the chief operating officer of the Group since March 17, 2025. He holds directorships at 28 subsidiaries of the Group.

執行董事

楊利娟女士，47歲，於2024年7月1日獲委任為本公司執行董事及首席執行官。主要負責統籌本集團的管理和戰略發展。

楊利娟女士擁有超過28年的海底撈餐廳運營和統籌管理經驗。其在餐飲業展現出追求卓越的決心。自1997年6月至2001年3月，楊利娟女士在四川海底撈擔任經理。於2001年4月，彼獲委任為四川海底撈董事，並於2018年1月調任為四川海底撈的非執行董事。楊利娟女士於海底撈國際（一間目前於聯交所上市的公司，股份代號：6862）的任職進一步拓展了她的職業生涯和領導能力，有關任職包括(i)自2015年7月至2018年1月擔任董事；(ii)自2018年1月至2022年3月擔任首席運營官；(iii)自2021年8月至2022年3月擔任副首席執行官；(iv)自2021年8月至2024年6月擔任執行董事；及(v)自2022年3月至2024年6月擔任首席執行官。於海底撈國際任職期間，楊利娟女士在監督管理及戰略發展方面發揮了重要作用，不斷推動海底撈國際取得更大成功。

楊利娟女士於2016年9月完成長江商學院舉辦的中國企業CEO／金融CEO課程。

李瑜先生，40歲，於2023年3月30日獲委任為執行董事。主要負責本集團發展戰略的落實和推進，以及本集團餐廳業務的運營和提升。李瑜先生於2023年3月30日至2024年6月30日擔任本集團首席執行官，並自2025年3月17日起擔任本集團首席運營官。彼在本集團的28家附屬公司擔任董事職務。

年度報告
2025 Annual Report 39

Directors And Senior Management
董事及高級管理層

Mr. LI possesses over 18 years of experience in the catering industry. He joined Haidilao International Group in November 2007. He was responsible for the operation and management of the Haidilao restaurants in Japan, Korea, Thailand and Taiwan from May 2021 to March 2022 and was further appointed as the chief operating officer (Chinese mainland) from March 2022 to October 2022, mainly assisting the chief executive officer of Haidilao International to improve the operational efficiency and to strengthen the supervision and implementation of the management execution. Since October 2022, Mr. LI had been assisting Mr. ZHOU Zhaocheng, a previous executive Director and then chief executive officer of the Company in overseeing the management and operation of the Group's business. Mr. LI also acted as an executive director of Haidilao International from August 2021 to September 2022.

李瑜先生在餐飲行業擁有超過18年經驗。其於2007年11月加入海底撈國際集團。其自2021年5月至2022年3月負責日本、韓國、泰國及台灣的海底撈餐廳的運營及管理，並自2022年3月至2022年10月獲進一步委任為中國大陸地區首席運營官，主要協助海底撈國際首席執行官提高運營效率，加強對管理及執行的監督和實施。自2022年10月以來，李瑜先生一直協助本公司前任執行董事兼時任首席執行官周兆呈先生監督本集團業務的管理及運營。李瑜先生自2021年8月至2022年9月亦擔任海底撈國際的執行董事。

Mr. LI completed the Master of Business Administration Program held by National Chengchi University in Taiwan in October 2017.

李瑜先生於2017年10月完成台灣政治大學舉辦的工商管理碩士課程。

Ms. LIU Li, aged 39, was appointed as an executive Director on May 6, 2022. She is mainly responsible for participating in the management and strategic development of the Group. Ms. LIU holds directorships at two subsidiaries of the Group.

劉麗女士，39歲，於2022年5月6日獲委任為執行董事。主要負責參與本集團的管理及戰略發展。劉麗女士在本集團的2家附屬公司擔任董事職務。

Ms. LIU has over 13 years of experience in the catering service sector. Ms. LIU joined the Group at Singapore Hai Di Lao Dining Pte. Ltd. in October 2012, and was successively promoted as (i) a restaurant front office manager in April 2016, (ii) a restaurant manager in September 2017, and (iii) the overseas product director in March 2022. Subsequently, Ms. LIU transitioned to the position of product director of the Group from late March 2022 through August 2023, where she oversaw the products development. She also served as the head of a snack and dessert development project for Haidilao International in Chinese mainland and was responsible for conducting product development from November 2021 to March 2022.

劉麗女士在餐飲服務領域擁有逾13年的經驗。劉麗女士於2012年10月加入本集團附屬公司Singapore Hai Di Lao Dining Pte. Ltd.，並先後(i)於2016年4月晉升為大堂經理，(ii)於2017年9月晉升為門店經理，及(iii)於2022年3月晉升為海外產品總監。隨後，劉麗女士於2022年3月底至2023年8月調任本集團產品總監，負責統籌產品開發。彼亦曾擔任海底撈國際在中國大陸的小吃及甜點開發項目組長，並於2021年11月至2022年3月負責進行產品開發。

Ms. LIU obtained her bachelor's degree in business administration from West Coast University in the United States in September 2008.

劉麗女士於2008年9月獲得美國西海岸大學工商管理學士學位。

40 特海国际控股有限公司
Super Hi International Holding Ltd.

Directors And Senior Management
董事及高級管理層

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. TAN Kang Uei, Anthony, aged 52, was appointed as an independent non-executive Director on December 12, 2022. He is responsible for supervising and providing independent judgement to the Board.

Mr. TAN has extensive experience across the public sector and various industries in the private sector with strong professional skills in strategy, budgeting, media, property, government relations and non-profit management. He devoted himself to the Singapore public sector for more than 17 years and worked in various organizations, details of which are set out below:

獨立非執行董事

陳康威先生，52歲，於2022年12月12日獲委任為獨立非執行董事。負責監督董事會並向其提供獨立判斷。

陳康威先生在公共部門及私營部門各行業經驗豐富，在戰略、預算、媒體、物業、政府關係和非營利性管理領域具有很強的專業技能。陳康威先生投身於新加坡公共部門超過17年，曾在多個機構工作，詳情如下：

Name 名稱	Period of service 服務年期	Positions 職位
Ministry of Finance, Singapore	From September 1998 to July 2000	Assistant director (Investment)
新加坡財政部	自1998年9月至2000年7月	助理處長（投資）
	From September 2011 to September 2012	Director (Transformation)
	自2011年9月至2012年9月	處長（轉型）
	From October 2012 to November 2012	Director (Security and Resilience Programmes)
	自2012年10月至2012年11月	處長（保安及社會韌性計劃）
	From November 2012 to March 2013	Director (Government Administration and Security Programmes)
	自2012年11月至2013年3月	處長（政府行政及保安計劃）
Central Singapore Community Development Council, People's Associate	From July 2000 to September 2002	General manager
中區社區發展理事會人民協會	自2000年7月至2002年9月	總經理
Ministry of Home Affairs, Singapore	From September 2002 to March 2003	Senior assistant director (Policy) (Joint Ops Division)
新加坡內政部	自2002年9月至2003年3月	高級助理處長（政策）（聯合運作處）
	From March 2003 to August 2004	Deputy director (Policy & Operation Division)
	自2003年3月至2004年8月	副處長（政策及運作處）
Ministry of Manpower, Singapore	From July 2005 to August 2005	Deputy director (Policy), Quality Workplaces Department
新加坡人力部	自2005年7月至2005年8月	優質工作場所部副處長（政策）
	From September 2005 to January 2006	Deputy director (Strategic Planning), Corporate Planning Department and deputy director, Income Security Policy Department
	自2005年9月至2006年1月	企業規劃部副處長（策略規劃）及收入保障政策部副處長
	From January 2006 to September 2008	Director (Corporate Planning)
	自2006年1月至2008年9月	處長（企業規劃）

年度報告
2025 Annual Report
41

Directors And Senior Management
董事及高級管理層

Name 名稱	Period of service 服務年期	Positions 職位
Ministry of Health, Singapore	From September 2008 to May 2011	Director (Healthcare Finance) and director (Corporate Services)
新加坡衛生部	自2008年9月至2011年5月	處長（醫療財務）及處長（企業行政）
	From April 2013 to January 2015	Deputy secretary (Policy)
	自2013年4月至2015年1月	副秘書（政策）
Mr. LEE Kuan Yew's (李光耀) Office	From May 2011 to November 2014	Principal private secretary/Special assistant
李光耀辦公室	自2011年5月至2014年11月	首席私人秘書／特別助理

Mr. TAN also held and has been holding positions in both public and private companies, details of which are set out below:

陳康威先生還曾在公共和私營公司任職，並且有些職位擔任至今，詳情如下：

Name 名稱	Period of service 服務年期	Positions 職位
Singapore Press Holdings Limited (SGX: T39)	From February 2015 to June 2016	Executive vice-president of Chinese Media Group
新加坡報業控股有限公司（SGX：T39）	自2015年2月至2016年6月	華文媒體集團執行副總裁
	From December 2015 to June 2016	Concurrently, head of Media Strategy & Analytics Division
	自2015年12月至2016年6月	同時兼任媒體策略及分析部主管
	From July 2016 to December 2021	Deputy chief executive officer
	自2016年7月至2021年12月	副執行長
MOH Holdings Pte. Ltd.	From December 2021 to August 2022	Managing director
新加坡衛生部控股公司	自2021年12月至2022年8月	董事經理
	Since September 2022	Chief executive director
	自2022年9月起	行政總裁
Straco Corporation Limited (SGX: S85)	Since May 2024	Independent director
星雅集團（SGX：S85）	自2024年5月起	獨立董事

On May 2, 2024, he joined Straco Corporation Limited as an independent director. It is a company listed on the main board of the Singapore Stock Exchange.

於2024年5月2日，彼加入星雅集團擔任獨立董事。該公司為一家於新加坡交易所主板上市的公司。

Mr. TAN obtained his bachelor's degree in social science from National University of Singapore in July 1997 and his master's degree in management from Stanford University in the United States in May 2005. He also received the Advanced Management Program certificate from Harvard Business School in the United States in July 2021.

陳康威先生於1997年7月獲得新加坡國立大學社會科學學士學位，並於2005年5月獲得美國斯坦福大學管理學碩士學位。2021年7月，陳康威先生還獲得了美國哈佛商學院高級管理課程證書。

42 特海国际控股有限公司
Super Hi International Holding Ltd.

Directors And Senior Management
董事及高級管理層

Mr. TEO Ser Luck, aged 57, was appointed as an independent non-executive Director on December 12, 2022. He is responsible for supervising and providing independent judgment to the Board.

張思樂先生，57歲，於2022年12月12日獲委任為獨立非執行董事。主要負責監督董事會並向其提供獨立判斷。

Mr. TEO was a member of the Parliament of Singapore from May 2006 to June 2020. From May 2006 to July 2017, Mr. TEO served in the Singapore government cabinet and held various senior positions, including (i) the minister of state for Ministry of Trade and Industry, (ii) the senior parliamentary secretary at the Ministry of Transport and Ministry of Community Development, Youth and Sports, (iii) the minister of state at the Ministry of Manpower, and (iv) the mayor of the North East District of Singapore.

2006年5月至2020年6月，張思樂先生擔任新加坡議會議員。從2006年5月至2017年7月，張思樂先生在新加坡政府內閣任職，並擔任多個高級職務，包括(i)貿易與工業部部長；(ii)交通部，以及社區發展、青年和體育部高級議會秘書；(iii)人力部政務部長；以及(iv)新加坡東北區市長。

Mr. TEO also held and has been holding directorship at various companies listed on SGX:

張思樂先生還曾在新加坡證券交易所上市的各種公司任職，並且有些職位擔任至今：

Name 名稱	Period of service 服務年期	Positions 職位
United Engineers Limited (SGX: U04) (delisted in February 2020) 聯合工程有限公司(SGX：U04)（於2020年2月退市）	From September 2017 to February 2020 自2017年9月至2020年2月	Lead independent director 首席獨立董事
MindChamps Preschool Limited (SGX: CNE) 邁傑思幼兒園有限公司(SGX：CNE)	From December 2020 to September 2022 自2020年12月至2022年9月	Lead independent director 首席獨立董事
	Since August 14, 2025 自2025年8月14日	Independent director 獨立董事
Serial System Ltd. (SGX: S69) 新曄科技有限公司(SGX：S69)	Since July 2017 自2017年7月起	Independent director 獨立董事
	From October 5, 2021 to January 8, 2024 自2021年10月5日至2024年1月8日	Independent non-executive acting chairman 獨立非執行代理主席
	Since January 8, 2024 自2024年1月8日起	Independent non-executive deputy chairman 獨立非執行副主席
BRC Asia Limited (SGX: BEC) BRC亞洲有限公司(SGX：BEC)	Since November 2017 自2017年11月起	Independent non-executive director and chairman 獨立非執行董事及主席
China Aviation Oil (Singapore) Corporation Ltd. (SGX: G92) 中國航油（新加坡）股份有限公司(SGX：G92)	Since April 2019 自2019年4月起	Lead independent director 首席獨立董事
Straco Corporation Limited (SGX: S85) 星雅集團(SGX：S85)	Since July 2019 自2019年7月起	Independent director 獨立董事
Yanlord Land Group Limited (SGX: Z25) 仁恒置地集團有限公司(SGX：Z25)	Since February 2020 自2020年2月起	Independent non-executive director 獨立非執行董事

年度報告
2025 Annual Report
43

44 特海國際控股有限公司 Super Hi International Holding Ltd. Directors And Senior Management 董事及高級管理層 While Mr. TEO is currently holding directorships in five listed companies, the Directors are of the view that Mr. TEO will be able to devote sufficient time to discharge his duties and responsibilities as an independent non-executive Director given that (i) he currently acts as an independent director of the aforesaid listed companies and such roles in these listed companies primarily require him to oversee their management independently, rather than to allocate substantial time to participate in the day-to-day management and operations of their respective businesses; (ii) he has demonstrated that he is capable of devoting sufficient time to discharge his duties owed to each of these listed companies by attending Board meetings and Board Committee meetings of these listed companies and has attended all their board meetings based on the public disclosure of the relevant listed companies; (iii) he has acquired extensive management experience, participated in continuous professional development and trainings and developed substantial knowledge on corporate governance through his directorships in other listed companies, such that he is fully aware of the responsibilities and the expected time involvement to act as an independent non-executive director of a listed company, which is expected to facilitate the proper discharge of his duties and responsibilities as an independent non-executive Director; (iv) he has confirmed that he will have sufficient time to fulfill his duties as an independent non-executive Director notwithstanding his existing independent directorships in other listed companies; and (v) the Company will also make appointments with Mr. TEO in advance to reserve his time for the regular Board meetings, Board committee meetings and other matters to be transacted to ensure that he is able to carry out his duties as an independent non-executive Director despite multiple directorships. Mr. TEO obtained his bachelor’s degree in accountancy from National University of Singapore in June 1992. He was certified as a fellow and advisor by the Institute of Singapore Chartered Accountants (the “ISCA”) in May 2009 and has been elected as the president of the ISCA since April 2022. 儘管張思樂先生目前在五家上市公司擔 任董事職務，但董事認為，基於以下 理由，張思樂先生能夠投入足夠的時間 履行其作為獨立非執行董事的職責和責 任：(i)其目前擔任上述上市公司的獨立董 事，該職務主要要求獨立監督這些上市 公司的管理，而非分配大量時間參與各 自業務的日常管理和運營；(ii)通過出席 這些上市公司的董事會和董事會委員會 會議，證明其有能力投入足夠的時間來 履行其對每個上市公司所承擔的職責。 根據相關上市公司的公開披露，彼已經 出席了所有董事會會議；(iii)通過在其 他上市公司擔任董事，其獲得了豐富的 管理經驗，參加了持續的專業發展和培 訓，並積累了大量的公司管治知識，因 此其完全了解擔任上市公司獨立非執行 董事的責任和履行這些職責預計所需時 間，這將有助於其適當履行獨立非執行 董事的職責和責任；(iv)彼已確認，儘管 目前在其他上市公司擔任獨立董事，但 將有足夠的時間履行其作為獨立非執行 董事的職責；及(v)本公司亦將會提前與 張思樂先生預約，使其可預留時間參與 定期董事會會議、董事會委員會會議及 處理其他事項，以確保彼能夠在擔任多 個董事職位的情況下仍能履行獨立非執 行董事的職責。 張思樂先生於1992年6月獲得新加坡國 立大學會計學學士學位。於2009年5月 獲得新加坡特許會計師協會（「ISCA」）研 究員和顧問認證，於2022年4月起當選 為ISCA主席。

Directors And Senior Management
董事及高級管理層

Mr. LIEN Jown Jing Vincent, aged 65, was appointed as an independent non-executive Director on December 12, 2022. He is responsible for supervising and providing independent judgment to the Board.

連宗正先生，65歲，於2022年12月12日獲委任為獨立非執行董事。負責監督董事會並向其提供獨立判斷。

Mr. LIEN has over 21 years of experience in the banking industry, specializing in corporate finance and capital management in Hong Kong, the PRC, Singapore and Southeast Asia. He is currently holding directorship at various companies, including:

連宗正先生具有超過21年銀行業經驗，在香港、中國、新加坡和東南亞專門從事企業融資和資本管理。連宗正先生現時於多家公司擔任董事，包括：

Name 名稱	Period of service 服務年期	Positions 職位
Fullerton Fund Management Company Ltd.	Since March 2020	Director
Fullerton Fund Management Company Ltd.	自2020年3月起	董事
Income Insurance Pte. Ltd	Since October 2019	Director
Income Insurance Pte. Ltd	自2019年10月起	董事
Lien Properties Private Limited	Since March 2017	Managing director
Lien Properties Private Limited	自2017年3月起	董事總經理
Lien Ying Chow Private Limited	Since April 2012	Director
Lien Ying Chow Private Limited	自2012年4月起	董事
Wah Hin & Company Private Limited	Since October 2001	Director
Wah Hin & Company Private Limited	自2001年10月起	董事

From February 2012 to February 2024, Mr. LIEN served as an independent director at the Maritime and Port Authority of Singapore. From March 2021 to October 2025, Mr. LIEN also served as a director at Seviora Holdings Private Limited.

自2012年2月至2024年2月，連宗正先生擔任新加坡海事及港務管理局的獨立董事。自2021年3月至2025年10月，連宗正先生亦擔任Seviora Holdings Private Limited的董事。

Mr. LIEN obtained his bachelor's degree in business administration from the University of New Brunswick in Canada in 1986 and awarded an honorary doctoral degree in business administration from HyupSung University in South Korea in February 2018. Mr. LIEN is also a council member at the Lien Ying Chow Legacy Fellowship since August 2017.

連宗正先生於1986年獲得加拿大新不倫瑞克大學工商管理學學士學位，於2018年2月獲得韓國協成大學工商管理學榮譽博士學位。連宗正先生亦自2017年8月起擔任連瀛洲紀念獎學金理事會理事。

年度報告
2025 Annual Report
45

Directors And Senior Management
董事及高級管理層

SENIOR MANAGEMENT

Ms. June YANG Lijuan, aged 47, was appointed as the chief executive officer of the Group on July 1, 2024. For further details, see "– Executive Directors" in this section.

Mr. LI Yu, aged 40, was appointed as the chief operating officer on March 17, 2025. For further details, see "–Executive Directors" in this section.

Ms. QU Cong, aged 43, was appointed as the chief financial officer of the Group on August 29, 2023 and as a joint company secretary on December 30, 2022. She is responsible for overseeing financial and investment management of the Group, as well as corporate governance matters.

Ms. QU joined Haidilao International as the secretary of the board of directors in March 2018, while serving as a joint company secretary from May 2018 to May 2019. Since then, she successively served as a restaurant manager in October 2019, a coach in March 2020 and a regional manager in June 2021. Prior to the above positions, Ms. QU worked for the investment banking department of China International Capital Corporation Limited for nearly 10 years from July 2008 to February 2018, and held different positions including the executive director. She advised for dozens of companies of various sizes on their capital market and business transactions, including initial public offerings on the Stock Exchange, Shenzhen Stock Exchange and Shanghai Stock Exchange, placing, private equity financings and mergers and acquisitions. She has extensive experience with international capital market, corporate governance, communication with regulatory authorities and investor relationship.

Ms. QU obtained her bachelor's degree in mathematics and applied mathematics and master's degree in probability and statistics from Peking University in China in July 2005 and July 2008, respectively.

高級管理層

楊利娟女士，47歲，於2024年7月1日獲委任為本集團首席執行官。更多詳情，請參閱本節「－執行董事」。

李瑜先生，40歲，於2025年3月17日獲委任為本集團首席運營官。更多詳情，請參閱本節「－ 執行董事」。

瞿驄女士，43歲，於2023年8月29日獲委任為本集團首席財務官，並於2022年12月30日獲委任為聯席公司秘書。負責監督本集團財務及投資管理以及企業管治事宜。

瞿驄女士於2018年3月加入海底撈國際擔任董事會秘書，並於2018年5月至2019年5月擔任海底撈國際聯席公司秘書。此後，瞿驄女士先後於2019年10月擔任門店經理，於2020年3月擔任統籌教練及於2021年6月擔任區域經理。在擔任上述職位前，瞿驄女士自2008年7月至2018年2月在中國國際金融股份有限公司投資銀行部工作近10年，並擔任包括執行董事在內多個職位。彼為數十家不同規模的公司就其資本市場及業務交易提供諮詢服務，包括在聯交所、深圳證券交易所及上海證券交易所的首次公開發售、配售、私募股權融資及併購。彼在國際資本市場、企業管治、與監管機關溝通及投資者關係方面擁有豐富經驗。

瞿驄女士分別於2005年7月及2008年7月自中國北京大學取得數學與應用數學的學士學位，以及概率與統計學的碩士學位。

46 特海国际控股有限公司
Super Hi International Holding Ltd.

Directors And Senior Management
董事及高級管理層

Mr. ZHOU Shaohua, aged 39, was appointed as the vice president and senior regional manager of the Group on March 25, 2022. He is responsible for overseeing the brand management and participating in the management and strategic development of the Group.

周紹華先生，39歲，於2022年3月25日獲委任為本集團副總裁兼大區經理。負責統籌品牌管理，參與本集團的管理及戰略發展。

Mr. ZHOU has over 15 years of experience in the catering service sector. Mr. ZHOU joined Haidilao International Group in October 2010 and was relocated to Singapore as a project manager in January 2013 to assist with the local business development after Haidilao International Group decided to expand the overseas business and start its first overseas restaurant business in Singapore. He was successively promoted as (i) a restaurant duty manager in July 2014, (ii) a branch manager in April 2016, and (iii) a senior regional manager in March 2022.

周紹華先生具有超過15年餐飲服務領域經驗。周紹華先生於2010年10月加入海底撈國際集團，於2013年1月海底撈國際集團決定擴大海外業務並在新加坡創立其首家海外餐廳時，調往新加坡擔任項目經理協助當地的業務開拓。彼先後於(i) 2014年7月晉升為餐廳值班經理，(ii) 2016年4月晉升為門店經理，及(iii) 2022年3月晉升為大區經理。

Mr. ZHOU obtained his college degree in tourism management from Dalian Polytechnic University (大連工業大學) in China in July 2010.

周紹華先生於2010年7月從中國大連工業大學旅遊管理專業畢業。

JOINT COMPANY SECRETARIES

聯席公司秘書

Ms. QU Cong, was appointed as one of the joint company secretaries on December 30, 2022. For further details, see "－Senior Management" in this section.

瞿驄女士於2022年12月30日獲委任為本公司聯席公司秘書。更多詳情，請參閱本節「－高級管理層」。

Ms. OH Sim Yee, was appointed as one of the joint company secretaries on March 31, 2026. Ms. Oh is an assistant manager of SWCS Corporate Services Group (Hong Kong) Limited and has over 12 years of experience in the corporate secretarial field. She has been an associate member of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom since 2017. In addition, she holds a Bachelor of Business Degree in Accounting from the Victoria University, Australia.

胡倩鋤女士於2026年3月31日獲委任為本公司聯席公司秘書。胡倩鋤女士為方圓企業服務集團（香港）有限公司之助理經理，於企業秘書服務範疇擁有逾12年經驗。彼自2017年起為香港公司治理公會及英國特許公司治理公會的會員。此外，彼持有澳洲維多利亞大學商學士（會計）學位。

年度報告
2025 Annual Report
47

Corporate Governance Report
企業管治報告

The Board is pleased to present this corporate governance report for the year ended December 31, 2025.

董事會欣然提呈截至2025年12月31日止年度的本企業管治報告。

CORPORATE CULTURE

企業文化

We are a leading Chinese cuisine restaurant brand, operating Haidilao hot pot restaurant in the international market. Our mission is to build the leading global Chinese restaurant brand and to propagate Chinese culinary heritage. We uphold Haidilao's core values to satisfy two critical groups of people – "changing your future with your own hands" to motivate our employees, and aim to continuously improve "customer satisfaction" by delivering an exceptional and fun dining experience to our customers.

我們是國際領先的連鎖中式餐飲公司，主要在國際市場經營以「海底撈」品牌為主的火鍋餐廳。我們的使命是成為一個全球性連鎖餐飲集團，並在全球傳播中式飲食文化。我們秉持海底撈的核心價值以滿足兩個關鍵群體—「用雙手改變命運」以激勵僱員，及以不斷提高「顧客滿意度」為目標向顧客提供獨特且愉快的用餐體驗。

Our proven management philosophy, "aligned interests and disciplined management", assists with our expansion across the globe. "Aligned interests" involves motivating our entire workforce through a compensation structure of "low bases with high bonuses", alongside effective measures like the "mentor-mentee system", thereby boosting governance efficiency. "Disciplined management" is ensured by a regular system of restaurant rating and a dynamically adaptable management structure, which helps our management team uphold corporate values and maintain high ethical standards at every level.

我們成熟的管理理念「連住利益，鎖住管理」支撐我們實現可持續的全球拓張。我們通過「連住利益」，以「低底薪+高分紅」的薪酬架構、「師徒制」等行之有效的措施激勵全體員工，提高企業管治效率。「鎖住管理」則通過定期的餐廳評級監察體系及動態調整的管理架構保證管理團隊堅守企業價值，以高道德標準行使各層級職責。

Our management emphasizes nurturing talent internally and supports upward mobility within our Group. We offer extensive opportunities for career advancement and ensure equitable pathways for promotion for all staff, integrating the core values of "people-centered and kindness" throughout all phases of our employees' careers at our Group.

我們的管理團隊強調內部培養，鼓勵內部晉升。我們為所有員工提供充分的晉升空間及公平的上升通道，致力於將「以人為本、與人為善」的核心價值融入特海國際員工職業生涯的各個節點。

Our Board and management team are dedicated to ensuring that all staff consistently embody our corporate values, with a commitment to integrity in our operations and a quest for excellence. We are convinced that strong governance is foundational, playing a vital role in building loyalty among employees and customers towards our restaurants and the Haidilao brand, which is essential for our continued success.

董事會及管理團隊確保我們的各層級員工全力貫徹企業價值，其承諾以誠信運營我們的業務、追求卓越品質。特海堅信，強而有力的管治能為我們奠定基石，其在創造員工、顧客對餐廳和海底撈品牌的忠誠度中發揮至關重要的作用，亦是我們持續成功的不可或缺條件。

48 特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 49 Corporate Governance Report 企業管治報告 CORPORATE GOVERNANCE PRACTICES OF THE COMPANY The Group is committed to achieving high standards of corporate governance to safeguard the interests of the Shareholders and to enhance corporate value and accountability. The Corporate Governance Code sets out the principles of good corporate governance and two levels of corporate governance practices, as follows: (a) code provisions, which listed issuers are expected to comply with or to give considered reasons for deviation; and (b) recommended best practices for guidance only, which listed issuers are encouraged to comply with. The Company’s corporate governance practices are based on the principles and code provisions as set out in the Corporate Governance Code. The Company regularly reviews its compliance with the Corporate Governance Code and to the best knowledge of the Directors, the Company has complied with all the applicable principles and code provisions as set out in the Corporate Governance Code in Appendix C1 to the Hong Kong Listing Rules during the year ended December 31, 2025. A. THE BOARD 1. Responsibilities The Board is responsible for the overall leadership and control of the Group, oversees the Group’s strategic decisions and monitors business and performance. To oversee specific aspects of the Company’s affairs, the Board has established three Board Committees including the Audit Committee, the Remuneration Committee and the Nomination Committee. The Board has delegated to the Board Committees responsibilities as set out in their respective terms of reference. All Directors shall ensure that they carry out their duties in good faith and in compliance with the standards of applicable laws and regulations, and act in the best interests of the Company and its Shareholders at all times. 本公司的企業管治常規 本集團致力達致高水準的企業管治，務 求保障股東權益及提高企業價值及問責 性。 《企業管治守則》訂明的良好企業管治原 則及兩個層面的企業管治常規如下： (a) 守則條文，期望上市發行人遵守或 就偏離行為提供審慎考慮的理由； 及 (b) 建議最佳常規，僅屬指引，鼓勵上 市發行人遵守。 本公司的企業管治常規乃以《企業管治守 則》所載原則及守則條文為依據。本公 司定期檢討其遵守《企業管治守則》的情 況，據董事所深知，截至2025年12月31 日止年度，本公司一直遵守香港上市規 則附錄C1所載《企業管治守則》之所有適 用原則及守則條文。 A. 董事會 1. 責任 董事會負責本集團的整體領導 和控制、監督本集團的策略決 策以及監察業務及表現。為監 督本公司事務的特定方面，董 事會已成立三個董事委員會， 包括審計委員會、薪酬委員會 及提名委員會。董事會已授權 董事委員會履行其各自職權範 圍載列的職責。 全體董事須確保彼等真誠依據 適用法律法規的標準履行職 責，並時刻為本公司及其股東 的最佳利益行事。

50 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 2. Delegation of Management Function The Board is responsible for all decision-making in respect of all major matters of the Company, including the approval and monitoring of all policies matters, overall strategies and budgets, internal control and risk management systems, material transactions (in particular those may involve conflict of interests), financial information, appointment of the Directors, and other significant financial and operational matters. All of the Directors have full and timely access to all relevant information as well as the advice and services of the joint company secretaries, with a view to ensuring that Board procedures and all applicable rules and regulations are followed. Each Director is entitled to seek independent professional advice in appropriate circumstances at the Company’s expense. The day-to-day management, administration and operation of the Group are delegated to the senior management. The delegated functions are periodically reviewed. Approval has to be obtained from the Board before any significant transaction is entered into. 3. Board Composition As at the date of this annual report, the Board has seven Directors including three executive Directors, one non-executive Director and three independent non-executive Directors. Members of the Board during the year ended December 31, 2025 and up to the date of this annual report are listed below: Non-executive Director Ms. SHU Ping (Chairperson) Executive Directors Ms. June YANG Lijuan Mr. LI Yu Ms. LIU Li Independent non-executive Directors Mr. TAN Kang Uei, Anthony Mr. TEO Ser Luck Mr. LIEN Jown Jing Vincent 2. 管理層職能授權 董事會負責就本公司所有重大 事項作出所有決策，包括批准 及監督所有政策事項、整體策 略及預算、內部控制和風險管 理體系、重大交易（尤其是可 能涉及利益衝突的交易）、財 務資料、委任董事及其他重要 財務及營運事項。 全體董事均可全面及適時地獲 取所有相關資料以及獲得聯席 公司秘書的意見與服務，以確 保遵從董事會程序以及所有適 用規則及規例。各董事有權於 適當情況下尋求獨立專業意 見，有關開支由本公司承擔。 本集團的日常管理、行政及營 運均已委派予高級管理層。其 獲授權的職能會定期予以檢 討。訂立任何重大交易前必須 取得董事會批准。 3. 董事會組成 於本年報日期，董事會有七名 董事，包括三名執行董事、一 名非執行董事及三名獨立非執 行董事。截至2025年12月31 日止年度及直至本年報日期， 董事會成員載列如下： 非執行董事 舒萍女士（主席） 執行董事 楊利娟女士 李瑜先生 劉麗女士 獨立非執行董事 陳康威先生 張思樂先生 連宗正先生

年度報告 2025 Annual Report 51 Corporate Governance Report 企業管治報告 All Directors, including non-executive Director and independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficiency and effective functioning. All Directors have carried out duties in good faith and in compliance with applicable laws and regulations; and have acted in the interests of the Company and the Shareholders at all times. Biography of each Director is set out in the section headed “Directors and Senior Management” of this annual report. Save as disclosed therein, there is no financial, business, family or other material or relevant relationships among members of the Board and senior management. During the year ended December 31, 2025, the Board has at all times met the requirements of Rules 3.10(1), 3.10(2) and 3.10A of the Hong Kong Listing Rules relating to the appointment of at least three independent non-executive Directors with at least one independent non-executive Director possessing appropriate professional qualifications, or accounting or related financial management expertise, and independent non-executive Directors representing at least one-third of the Board. Each of the independent non-executive Directors has confirmed his independence pursuant to the factors set out in Rule 3.13 of the Hong Kong Listing Rules and the Company considers each of them to be independent. 4. Appointment, Re-election and Removal of Directors The procedures and process of appointment, re-election and removal of the Directors are laid down in the Articles of Association. The primary duties of the Nomination Committee include, but are not limited to, reviewing the structure, size and composition of the Board, assessing the independence of the independent non-executive Directors and making recommendations to the Board on matters relating to the appointment of the Directors. 全體董事（包括非執行董事及 獨立非執行董事）均為董事會 帶來多個領域之寶貴業務經 驗、知識及專長，使其高效及 有效地運作。全體董事一直以 來均盡心履行其職責並遵守適 用法律及法規，且一直為本公 司及股東的利益行事。 各董事的履歷載於本年報「董 事及高級管理層」一節。除該 節所披露者外，董事會及高級 管理層成員之間概無財務、業 務、家庭或其他重大或相關關 係。 於截至2025年12月31日止年 度，董事會一直遵守香港上市 規則第3.10(1)、3.10(2)及3.10A 條中有關委任至少三名獨立非 執行董事、至少一名獨立非執 行董事擁有適當專業資格或會 計或相關財務管理專長，且獨 立非執行董事佔董事會成員人 數至少三分之一的規定。 各獨立非執行董事已根據香港 上市規則第3.13條所載因素確 認其獨立性，且本公司認為彼 等均屬獨立。 4. 董事的委任、重選及罷免 董事的委任、重選及罷免程序 及過程已載於組織章程細則。 提名委員會的主要職責包括但 不限於審閱董事會架構、規模 及組成、評估獨立非執行董事 的獨立性及就委任董事的相關 事宜向董事會作出建議。

52 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 The executive Directors have each entered into a service contract with the Company pursuant to which each of them agrees to act as an executive Director, subject to re-election as and when required under the Articles of Association, until terminated in accordance with the terms and conditions of the service contract or by either party giving to the other not less than one month’s prior notice in writing. Each of our non-executive Director and independent non-executive Directors has entered into an appointment letter with our Company. The initial term for their appointment letters shall be three years and is subject to re-election as and when required under the Articles of Association, until terminated in accordance with the terms and conditions of the appointment letter or by either party giving to the other not less than three months’ prior notice in writing. In accordance with the Articles of Association, all the Directors are subject to retirement by rotation at least once every three years and the Board has power from time to time and at any time to appoint any new Director to fill a casual vacancy or as an addition to the Board. Any Director so appointed shall hold office until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting. 5. Nomination Policy The Nomination Policy was approved and adopted by the Board on December 12, 2022 for evaluating and selecting any candidate for directorship. The Nomination Committee would consider the following criteria, including, among other things, character and integrity, qualifications (cultural and educational background, professional qualifications, skills, knowledge and experience and diversity aspects under the Board Diversity Policy), any potential contributions the candidate can bring to the Board in terms of qualifications, skills, experience, independence and diversity, and willingness and ability to devote adequate time to discharge duties as a member of the Board and/or Board committee(s). 各執行董事已與本公司訂立服 務合約，據此，彼等各自同意 擔任執行董事，惟須按組織章 程細則的規定膺選連任，直至 根據服務合約的條款及條件或 由任何一方提前不少於一個月 向另一方發出書面通知予以終 止為止。 各非執行董事及獨立非執行董 事已與本公司訂立委任書。彼 等委任書的初始期限為三年， 惟須按組織章程細則的規定膺 選連任，直至根據委任書的條 款及條件或由任何一方提前不 少於三個月向另一方發出書面 通知予以終止為止。 根據組織章程細則，全體董事 須至少每三年輪席退任一次， 而董事會有權不時及隨時委任 任何新董事以填補臨時空缺或 加入董事會。任何按上述方式 獲委任的董事任期僅至本公司 下屆股東週年大會，惟屆時可 於大會上膺選連任。 5. 提名政策 董事會於2022年12月12日批 准並採納提名政策，旨在評估 及甄選董事候選人。提名委員 會將會考慮以下標準（其中包 括）：品格誠信、資格（文化及 教育背景、專業資格、技能、 知識及經驗以及董事會成員多 元化政策下的多元化方面）、 候選人在資格、技能、經驗、 獨立性及多元化方面可為董事 會帶來的任何潛在貢獻以及貢 獻足夠時間以履行作為董事會 及╱或董事委員會成員的職 責的意願和能力。

年度報告 2025 Annual Report 53 Corporate Governance Report 企業管治報告 The Nomination Committee and/or the Board should, upon receipt of the proposal on appointment of new director and the biographical information (or relevant details) of the candidate, evaluate such candidate based on the criteria as set out above to determine whether such candidate is qualified for directorship. The Nomination Committee should then recommend to the Board to appoint the appropriate candidate for directorship with a ranking of the candidates (if applicable) by order of preference based on the needs of the Company and reference check of each candidate. 6. Induction and Continuous Professional Development of Directors Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant. Each newly appointed Director would also be provided with necessary induction and information to ensure that he or she has a proper understanding of the Company’s operations and businesses as well as his or her responsibilities under relevant statutes, laws, rules and regulations. During the Reporting Period, all the Directors have been updated with the latest developments regarding the Hong Kong Listing Rules and other applicable regulatory requirements to ensure compliance and enhance their awareness of good corporate governance practices. In addition, continuing briefing and professional development to Directors will be arranged whenever necessary. 提名委員會及╱或董事會在 收到委任新董事的建議及候選 人的履歷資料（或相關詳情） 後，根據上述標準評估該候選 人，以釐定該候選人是否符合 董事資格。提名委員會隨後將 向董事會提出推薦意見以委任 董事的適當候選人，並提供基 於本公司需求及每名候選人背 景調查按偏好順序排列的候選 人排名（如適用）。 6. 董事的就任導引及持續專業發 展 董事應緊貼監管發展及變化， 以有效履行其職責，並確保其 在具備全面資訊及切合所需的 情況下對董事會作出貢獻。 各新獲委任董事亦將獲得必要 的就任導引及資料，以確保其 對本公司營運及業務以及其於 相關法令、法律、規則及法規 下的職責有適當了解。 於報告期內，所有董事均已了 解有關香港上市規則及其他適 用監管規定的最新進展，以確 保合規並增強其良好企業管治 常規意識。此外，本公司將在 必要時為董事安排持續簡報及 專業發展。

54 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 The following table lists the training record for each Director during the Reporting Period: Attending training sessions on Directors’ responsibilities and other related issues Reading relevant materials on Directors’ continuous responsibilities, corporate governance and other related issues Name of Directors 董事姓名 參加有關董事 職責及其他 相關事項的 培訓會議 閱讀有關董事 持續職責、 企業管治及其他 相關事項的 相關材料 Non-executive Director 非執行董事 Ms. SHU Ping 舒萍女士 ✓ ✓ Executive Directors 執行董事 Ms. June YANG Lijuan 楊利娟女士 ✓ ✓ Mr. LI Yu 李瑜先生 ✓ ✓ Ms. LIU Li 劉麗女士 ✓ ✓ Independent non-executive Directors 獨立非執行董事 Mr. TAN Kang Uei, Anthony 陳康威先生 ✓ ✓ Mr. TEO Ser Luck 張思樂先生 ✓ ✓ Mr. LIEN Jown Jing Vincent 連宗正先生 ✓ ✓ 7. Board Meetings The Board should meet regularly and Board meetings should be held at least four times a year. Notice of regular Board meetings is served to all Directors at least 14 days before the meeting. For other Board meetings, reasonable notice is generally given. 下表載列於報告期內各董事的 培訓記錄： 7. 董事會會議 董事會應定期召開會議，董事 會會議每年至少應舉行四次。 定期董事會會議通知須於召開 會議前至少14日送達所有董 事。就其他董事會會議而言， 通常將給予合理通知。

年度報告 2025 Annual Report 55 Corporate Governance Report 企業管治報告 完整的常規董事會會議議程連 同董事會文件均於會議前的合 理時間內送達全體董事，以便 董事了解本公司最新發展及財 務狀況及使彼等作出知情決 定。所有董事均有機會提出商 討事項列入董事會及委員會會 議議程。如有必要，董事會及 各董事亦可個別及單獨與高級 管理層會面。 於會議後，全體董事均獲傳閱 會議記錄草稿以表達意見。董 事會會議及委員會會議的會議 記錄由公司秘書保存，並供董 事隨時查閱。 董事出席記錄 於報告期內，舉行了四次董事 會會議及一次股東大會。下表 載列各董事出席記錄： Agenda and accompanying Board papers in respect of regular Board meetings are sent out in full to all Directors within reasonable time before the meeting to keep Directors apprised of the latest developments and financial position of the Company and to enable them to make informed decisions. All Directors are given opportunities to include matters in the agenda for Board and committee meetings. The Board and each Director also have separate and independent access to the senior management where necessary. After the meeting, draft minutes are circulated to all Directors for comments. Minutes of Board meetings and committees’ meeting are kept by the company secretary and are available for inspection by the Directors at all times. Attendance records of Directors During the Reporting Period, four Board meetings and one general meeting were held. The attendance record of each Director is set out in the table below: Attendance/ Number of Board Meetings Attendance/ Number of General Meetings Name of Directors 董事姓名 出席╱董事會 會議次數 出席╱股東 大會次數 Non-executive Director 非執行董事 Ms. SHU Ping 舒萍女士 4/4 1/1 Executive Directors 執行董事 Ms. June YANG Lijuan 楊利娟女士 4/4 1/1 Mr. LI Yu 李瑜先生 4/4 1/1 Ms. LIU Li 劉麗女士 4/4 1/1 Independent non-executive Directors 獨立非執行董事 Mr. TAN Kang Uei, Anthony 陳康威先生 4/4 1/1 Mr. TEO Ser Luck 張思樂先生 4/4 1/1 Mr. LIEN Jown Jing Vincent 連宗正先生 4/4 1/1 The chairperson of the Board also held one meeting with the independent non-executive Directors without the presence of other Directors during the Reporting Period. 於報告期內，董事會主席亦與 獨立非執行董事舉行一次會 議，會議中並無其他董事出 席。

Corporate Governance Report
企業管治報告

8. **Corporate Governance Functions**

The Board recognized that corporate governance should be the collective responsibility of the Directors, and the Board has performed the following duties during the year ended December 31, 2025:

1) review and monitor the Company's policies and practices in complying with legal and regulatory requirements;

2) review and monitor the training and continuous professional development of the Directors and senior management;

3) develop, review and monitor the code of conduct and compliance manual applicable to employees and the Directors;

4) develop and review the Company's corporate governance policies and practices and make recommendations and report on related issues to the Board; and

5) review the Company's compliance with the Corporate Governance Code and disclosures in the Corporate Governance Report.

8. 企業管治職能

董事會認為，企業管治應屬董事的共同責任，截至2025年12月31日止年度，董事會已履行以下職責：

1) 審閱及監察本公司在遵守法律及監管規定方面之政策及常規；

2) 審閱及監察董事及高級管理層之培訓及持續專業發展；

3) 制定、審閱及監察適用於僱員及董事之行為守則及合規手冊；

4) 制定及審閱本公司之企業管治政策及常規，並向董事會建議及匯報相關事宜；及

5) 審閱本公司對《企業管治守則》之遵守情況及在企業管治報告之披露。

B. CHAIRPERSON AND CHIEF EXECUTIVE OFFICER

Pursuant to code provision C.2.1 of the Corporate Governance Code, the roles of chairperson and chief executive officer are held separately by two individuals to ensure their respective independence, accountability and responsibility. Ms. SHU Ping is the chairperson of the Board and Ms. June YANG Lijuan is the chief executive officer of the Company. Ms. SHU Ping is in charge of the management of the Board and responsible for providing strategic advice to the Group. Ms. June YANG Lijuan is primarily responsible for the day-to-day management of the Group's operations and the formulation and implementation of the Group's business strategies. The Company considered that the division of responsibilities between the chairperson and chief executive officer is clearly established.

B. 主席及首席執行官

根據《企業管治守則》守則條文C.2.1，主席與首席執行官的角色分別由兩名人士擔任，以確保其各自獨立性、問責及職責。舒萍女士為董事會主席，楊利娟女士為本公司的首席執行官。舒萍女士負責管理董事會並為本集團提供戰略建議。楊利娟女士主要負責本集團的日常經營管理和本集團業務戰略的制定與實施。本公司認為，主席及首席執行官的職責已明確區分。

56
特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 57 Corporate Governance Report 企業管治報告 C. 董事委員會 為使董事會工作更為順利，董事會 下設三個委員會，即審計委員會、 薪酬委員會及提名委員會，以監察 本集團事務的特定方面。各董事委 員會均訂有有關其職權及職責的職 權範圍，該等職權範圍已經董事會 批准並定期審閱。各委員會的職權 範圍於本公司及聯交所網站上可供 查閱。 所有董事委員會亦已獲提供充足資 源履行彼等職責，並可於提出合理 要求時在適當情況下尋求獨立專業 意見，有關開支由本公司承擔。 1. 審計委員會 本公司已按照《企業管治守 則》設立具書面職權範圍的審 計委員會。審計委員會的主要 職責主要包括就外部核數師的 委任及罷免向董事會提出推薦 建議；審閱及監督財務報表及 財務報告的相關重要意見；監 督內部控制程序；監管本集團 的內部控制及風險管理系統； 監察持續關連交易（如有）；及 審查安排讓本公司僱員能夠就 本公司的財務報告、內部控制 或其他事宜可能發生的不正當 行為提出關注。 審計委員會目前由三名獨立非 執行董事組成，即張思樂先 生、陳康威先生及連宗正先 生。張思樂先生持有香港上市 規則第3.10(2)及3.21條項下規 定的適當專業資格，為審計委 員會的主席。 C. BOARD COMMITTEES To facilitate the work of the Board, the Board has established three committees, namely, the Audit Committee, the Remuneration Committee and the Nomination Committee, to oversee specific aspects of the Group’s affairs. Each Board committee has its own terms of reference relating to its authority and duties, which have been approved by the Board and are reviewed periodically. The terms of reference of each committee are available on the websites of the Company and the Stock Exchange. All Board committees have also been provided with sufficient resources to discharge their duties and, upon reasonable request, are able to seek independent professional advice in appropriate circumstances, at the Company’s expense. 1. Audit Committee The Company established an Audit Committee with written terms of reference in compliance with the Corporate Governance Code. The primary duties of the Audit Committee mainly include making recommendations to the Board on the appointment and removal of external auditors; reviewing and supervising the financial statements and material advice in respect of financial reporting; overseeing internal control procedures; supervising internal control and risk management systems of the Group; monitoring continuing connected transactions (if any); and reviewing arrangements to enable employees of the Company to raise concerns about possible improprieties in financial reporting, internal control or other matters of the Company. The Audit Committee currently consists of three independent non-executive Directors, namely Mr. TEO Ser Luck, Mr. TAN Kang Uei, Anthony and Mr. LIEN Jown Jing Vincent. Mr. TEO Ser Luck, who possesses the appropriate professional qualifications as required under Rules 3.10(2) and 3.21 of the Hong Kong Listing Rules, is the chairperson of the Audit Committee.

58 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 截至2025年12月31日止年 度，審計委員會已舉行四次會 議，以審閱季度、中期及年度 財務業績及報告以及財務報 告、運營及合規控制的重大事 宜、風險管理及內部控制系統 的成效、委任外部核數師以及 委託非審計服務與相關工作範 圍，及安排僱員就可能發生的 不正當行為提出關注。 於2025年，審計委員會已與 外部核數師在無執行董事出席 的情況下舉行了四次會議。 審計委員會會議的出席記錄載 列如下： The Audit Committee held four meetings to review, in respect of the year ended December 31, 2025, the quarterly, the interim and annual financial results and reports and significant issues on the financial reporting, operational and compliance controls, the effectiveness of the risk management and internal control systems, appointment of external auditors and engagement of non-audit services and relevant scope of works and arrangements for employees to raise concerns about possible improprieties. The Audit Committee met the external auditors four times in 2025 without the presence of executive Directors. The attendance records of the Audit Committee meetings are set out below: Attendance/ Number of Meetings Name of Members of the Audit Committee 審計委員會成員姓名 出席╱ 會議次數 Mr. TEO Ser Luck 張思樂先生 4/4 Mr. TAN Kang Uei, Anthony 陳康威先生 4/4 Mr. LIEN Jown Jing Vincent 連宗正先生 4/4 2. Nomination Committee The Company established the Nomination Committee with written terms of reference in compliance with code provision B.3.1 of the Corporate Governance Code. The primary duties of the Nomination Committee mainly include reviewing the structure, size and composition of the Board annually; assisting the Board in maintaining a board skills matrix; developing and formulating relevant procedures for the nomination and appointment of Directors assessing the independence of the independent non-executive Directors; making recommendations to the Board on the appointment and succession planning of Directors; reviewing the Board diversity policy (the “Board Diversity Policy”) and Director nomination policy (the “Nomination Policy”); identifying individuals suitably qualified to become Board members and making recommendations to the Board to fill vacancies; and supporting the Company’s regular evaluation of the Board’s performance. 2. 提名委員會 本公司已按照《企業管治守 則》守則條文第B.3.1條設立具 書面職權範圍的提名委員會。 提名委員會的主要職責主要包 括每年審閱董事會架構、規模 及組成；協助董事會維持董事 會技能矩陣；制定提名及委任 董事的相關程序，評估獨立非 執行董事的獨立性；就董事委 任及繼任計劃向董事會提出推 薦建議；審閱董事會成員多元 化政策（「董事會成員多元化政 策」）及董事提名政策（「提名政 策」）；物色合資格成為董事會 成員的適當人選，並向董事會 提出填補空缺的建議；及支持 本公司定期評估董事會表現。

年度報告 2025 Annual Report 59 Corporate Governance Report 企業管治報告 提名委員會目前由一名非執行 董事，即舒萍女士及三名獨立 非執行董事，即陳康威先生、 張思樂先生及連宗正先生組 成。舒萍女士擔任提名委員會 主席。 於評估董事會組成時，提名委 員會將考慮本公司董事會成員 多元化政策所載有關董事會成 員多元化的各個方面及因素。 提名委員會將討論及協定實現 董事會成員多元化的可計量目 標（倘必要），並推薦董事會採 納。 於物色及選定合適的董事人選 時，提名委員會將於向董事會 提供建議前考慮提名政策所載 候選人的相關標準，以配合企 業策略及達致董事會成員多元 化（如適用）。 截至2025年12月31日止年 度，提名委員會召開一次會 議，以審閱董事會的架構、規 模及組成以及獨立非執行董事 的獨立性，審議於即將舉行的 本公司股東週年大會上膺選連 任的退任董事資質，並審核董 事會成員多元化政策及董事提 名政策。提名委員會認為，董 事會在多元化視角維持了適當 平衡。提名委員會評估後認 為，董事會成員結構在報告期 內維持最佳組成。2025年女 性成員比例為42.9%。董事會 將在年齡分佈、專業多元化及 跨文化管理經驗等維度持續完 善其組成。 The Nomination Committee currently consists of one non-executive Director, namely Ms. SHU Ping and three independent non-executive Directors, namely, Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent. Ms. SHU Ping is the chairperson of the Nomination Committee. In assessing the Board composition, the Nomination Committee would take into account various aspects as well as factors concerning Board diversity as set out in the Company’s Board Diversity Policy. The Nomination Committee would discuss and agree on measurable objectives for achieving diversity on the Board, where necessary, and recommend them to the Board for adoption. In identifying and selecting suitable candidates for directorships, the Nomination Committee would consider the candidate against relevant criteria as set out in the Nomination Policy, which are necessary to complement the corporate strategy and achieve Board diversity, where appropriate, before making recommendation to the Board. During the year ended December 31, 2025, the Nomination Committee held one meeting to review the structure, size and composition of the Board and the independence of the independent non-executive Directors, and to consider the qualifications of the retiring Directors standing for re-election at the forthcoming annual general meeting of the Company, to review the Board Diversity Policy and Director Nomination Policy. The Nomination Committee considered that an appropriate balance of diversity perspectives of the Board is maintained. Following its assessment, the Nomination Committee believed that the Board composition maintained an optimal composition during the Reporting Period. The proportion of female members is 42.9% in 2025. The Board will continue to enhance its composition across dimensions of age distribution, professional diversity, and cross-cultural management experience.

60 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 提名委員會會議出席記錄載列 如下： The attendance records of the Nomination Committee meeting are set out below: Attendance/ Number of Meeting Name of Members of the Nomination Committee 提名委員會成員姓名 出席╱ 會議次數 Ms. SHU Ping 舒萍女士 1/1 Mr. TAN Kang Uei, Anthony 陳康威先生 1/1 Mr. TEO Ser Luck 張思樂先生 1/1 Mr. LIEN Jown Jing Vincent 連宗正先生 1/1 3. Remuneration Committee The Company established the Remuneration Committee with written terms of reference in compliance with the Corporate Governance Code. The primary duties of the Remuneration Committee are, among other things, to recommend the Board on the Group’s remuneration policy and structure for the Directors and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy, to review and approve the management’s remuneration proposals with reference to the Board’s corporate goals and objectives, to determine, with delegated responsibility, the remuneration packages of the executive Directors and senior management, and to review and/or approve matters relating to share schemes under Chapter 17 of the Hong Kong Listing Rules. The Remuneration Committee currently consists of one non-executive Director, namely Ms. SHU Ping and three independent non-executive Directors, namely, Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent. Mr. LIEN Jown Jing Vincent is the chairperson of the Remuneration Committee. During the year ended December 31, 2025, the Remuneration Committee held one meeting to review the policy and the structure for the remuneration of all Directors and senior management and make recommendations to the Board on the remuneration packages of the Directors and senior management. Details of the Directors’ remuneration are set out in note 12 to the Financial Statements. 3. 薪酬委員會 本公司已按照《企業管治守 則》設立具書面職權範圍的薪 酬委員會。薪酬委員會的主要 職責為（其中包括）就本集團 的薪酬政策、董事及高級管理 層的薪酬架構及建立正式透明 的程序制定薪酬政策向董事會 作出推薦意見；參考董事會企 業目的及目標，審閱並批准管 理層的薪酬提案；根據委託責 任，釐定執行董事及高級管理 層的薪酬待遇；並根據香港上 市規則第十七章審閱及╱或 批准股份計劃相關事宜。 薪酬委員會目前包括一名非執 行董事，即舒萍女士及三名獨 立非執行董事，即陳康威先 生、張思樂先生及連宗正先 生。連宗正先生擔任薪酬委員 會主席。 截至2025年12月31日止年 度，薪酬委員會已舉行一次會 議以審閱全體董事及高級管理 層的薪酬政策及架構並就董事 及高級管理層的薪酬待遇向董 事會提出推薦建議。董事的薪 酬詳情載於財務報表附註12。

年度報告 2025 Annual Report 61 Corporate Governance Report 企業管治報告 薪酬委員會會議出席記錄載列 如下： The attendance records of the Remuneration Committee meetings are set out below: Attendance/ Number of Meeting Name of Members of the Remuneration Committee 薪酬委員會成員姓名 出席╱ 會議次數 Mr. LIEN Jown Jing Vincent 連宗正先生 1/1 Ms. SHU Ping 舒萍女士 1/1 Mr. TAN Kang Uei, Anthony 陳康威先生 1/1 Mr. TEO Ser Luck 張思樂先生 1/1 D. REMUNERATION OF SENIOR MANAGEMENT The remuneration payable to the senior management of the Company (excluding those members of senior management who are also Directors) is shown in the following table by band: 2025 2024 Number of senior management Number of senior management 2025年 2024年 (USD) （美元） 高級 管理層人數 高級 管理層人數 1-500,000 0 1 >500,000 2 2 Total 總計 2 3 D. 高級管理層的薪酬 應付予本公司高級管理層（不包括 同時擔任董事的高級管理層成員） 的薪酬按等級於下表列示：

62 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 E. 董事會成員多元化政策 董事會已採納董事會成員多元化政 策，其載有實現及維持董事會成員 多元化的方法。 根據董事會成員多元化政策，提名 委員會定期審閱董事會的架構、規 模、組成及多元化且（倘適用）就為 配合本公司的企業策略而對董事會 作出的變動提出推薦建議並確保董 事會維持公平多元組合。於審閱及 評估董事會成員組成時，本公司認 為董事會成員多元化乃透過考慮多 方面因素（包括但不限於性別、年 齡、文化及教育背景、種族、專業 經驗、技能、知識、服務任期及其 他相關因素）來實現。所有董事會 成員之任命乃按價值而定，而候選 人將按照目標準則，並適當顧及董 事會成員多元化的裨益予以考慮。 截至2025年12月31日，董事會包 括三名女性董事及四名男性董事。 提名委員會及董事會認為董事會現 有成員組成已實現董事會成員多元 化政策所定目標。 提名委員會至少每年審閱一次政策 和可計量目標並（如適用）確保董事 會持續有效運行。 E. BOARD DIVERSITY POLICY The Board has adopted the Board Diversity Policy which sets out the approach to achieving and maintaining diversity of the Board. Pursuant to the Board Diversity Policy, the Nomination Committee reviews regularly the structure, size, composition and diversity of the Board and where appropriate, make recommendations on changes to the Board to complement the Company’s corporate strategy and to ensure that the Board maintains a balanced diverse profile. In reviewing and assessing the Board composition, the Company considers diversity of Board members to be achieved through consideration of a number of aspects, including but not limited to, gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge, length of service and other related factors. All Board appointments are based on merit, and candidates are considered against objective criteria, having due regard for the benefits of diversity on the Board. As of December 31, 2025, the Board consists of three female directors and four male directors. The Nomination Committee and the Board are of the view that the current composition of the Board has achieved the objectives set in the Board Diversity Policy. The Nomination Committee shall review the policy and measurable objective at least annually, and as appropriate, to ensure the continued effectiveness of the Board.

年度報告 2025 Annual Report 63 Corporate Governance Report 企業管治報告 F. 僱員多元化政策 本集團已採納僱員多元化政策。本 集團相信，多元化的僱員隊伍能為 組織帶來不同的視角與經驗，此乃 推動創新、提升業務表現及增進股 東長期價值的重要資產。 多元化目標由三項核心原則所指 導：(i)遵守所有適用的有關平等、 反歧視及多元化的法律法規；(ii)公 平公正地對待所有僱員，不論其性 別、年齡、種族、宗教或其他受法 律保護的特徵；及(iii)促進相互尊 重，營造一個重視個體差異的包容 環境。 為實現上述目標，本集團已推行以 下主要措施： • 本集團認可多元視角的價值， 致力於招聘過程中考慮來自不 同背景的候選人。所有招聘決 定均以資歷及職位適合性為唯 一依據，確保整個招聘過程公 平公正。 • 本集團致力推動組織各層級的 性別均衡代表性。本公司定期 監察僱員性別多元化狀況，並 制定可量化的目標，包括數字 指標及時間表，並定期檢討目 標的達成進度。 • 所有僱員均須在工作場所推動 相互尊重與合作。本集團對歧 視、騷擾或任何形式的不當行 為概不容忍。 • 本集團鼓勵僱員透過適當的內 部渠道反映與僱員多元化及共 融相關的關切事項，所有舉報 均以保密及公正的方式處理。 管理層負責監督本政策的執行，並 定期對其進行檢討，以確保其持續 的適用性。 F. EMPLOYEE DIVERSITY POLICY The Group has adopted the workforce diversity policy. The Group believes that a diverse workforce enriches the organization with varied perspectives and experiences, which are vital assets in driving innovation, strengthening business performance, and enhancing long-term shareholder value. The diversity objectives are guided by three core principles: (i) compliance with all applicable laws and regulations relating to equality, non-discrimination, and diversity; (ii) fair and impartial treatment for all employees, irrespective of gender, age, race, religion, or other legally protected characteristics; and (iii) fostering mutual respect and an inclusive environment where individual differences are valued. In pursuit of these objectives, the Group has implemented the following key initiatives: • the Group recognizes the value of diverse perspectives and endeavors to consider candidates from a wide range of backgrounds during recruitment. All recruitment decisions are made solely on the basis of qualifications and role suitability, ensuring fairness and impartiality throughout the hiring process. • the Group is committed to promoting balanced gender representation across all levels of the organization. The Company regularly monitors gender diversity and establishes measurable objectives, which may include numerical targets and timelines. Progress towards these objectives is reviewed periodically. • all employees are expected to promote respect and collaboration in the workplace. Discrimination, harassment, or any form of inappropriate behaviour is not tolerated. • employees are encouraged by the Group to raise concerns related to diversity and inclusion through appropriate internal channels. All reports are handled with confidentiality and fairness. The management oversees the implementation of this policy, which is reviewed periodically to ensure its continued appropriateness.

64 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 G. 確保獨立觀點和意見的機制 本公司確信董事會具備獨立性是良 好企業管治的重要元素。本公司設 有有效的機制，包括但不限於董事 及委員會成員可按需要就本公司的 事宜尋求獨立專業意見，而相關費 用由本公司承擔，以確保董事會能 獲取獨立觀點和意見。該等已有機 制須每年經董事會檢討，以確保董 事會之高度獨立性。 H. 僱員性別多元化 於2025年12月31日，本集團有 14,003名僱員。本集團高級管理層 的性別比例為50%男性及50%女 性，而本集團其餘員工（不包括高級 管理層）的性別比例約為53.7%男性 及46.3%女性。本公司認為當前的 性別多元化令人滿意，為維持僱員 層面的性別多元化，本公司承諾於 招聘、培訓及發展、工作晉升及薪 酬福利等方面為所有性別僱員提供 平等機會。本公司將繼續保證在招 聘中高級員工時秉持性別多元化原 則，以便本公司適時為董事會推薦 女性高級管理層及潛在繼任者，從 而確保董事會的性別多元化。 I. 證券交易的標準守則 本公司已採納標準守則。本公司已 向全體董事作出詳細問詢，而董事 均已確認彼等截至2025年12月31 日止年度一直遵守標準守則。 可能擁有本公司內幕消息的本公 司僱員亦已遵守證券交易的標準 守則。截至2025年12月31日止年 度，本公司並不知悉任何本公司僱 員不遵守標準守則的事件。 G. MECHANISMS FOR INDEPENDENT VIEW AND INPUT The Company recognises that independence of the Board is a key element of good corporate governance. The Company has established effective mechanisms, including but not limited to entitling the Directors and committee members to seek independent professional advice on matters relating to the Company where appropriate at the Company’s expense, to ensure independent views and input are available to the Board. These mechanisms in place are subject to annual review by the Board that underpins a Board with high independence. H. GENDER DIVERSITY OF EMPLOYEES As at December 31, 2025, the Group had 14,003 employees. The gender ratio of the Group’s senior management was 50% male and 50% female, and the gender ratio of the Group’s remaining workforce (excluding senior management) was approximately 53.7% male and 46.3% female. The Company considers the current gender diversity to be satisfactory and in order to maintain gender diversity at the employee level, the Company promises to provide equal opportunities to employees of all genders in terms of recruitment, training and development, opportunities for advancement, remuneration and benefits. The Company will continue to ensure that there is gender diversity when recruiting staff at mid to senior level so that the Company will have a pipeline of female senior management and potential successors to our Board in due time to ensure gender diversity of the Board. I. MODEL CODE FOR SECURITIES TRANSACTIONS The Company has adopted the Model Code. Specific enquiries have been made to all Directors and the Directors have confirmed that they have complied with the Model Code for the year ended December 31, 2025. The Company’s employees, who are likely to be in possession of inside information of the Company, have also been subject to the Model Code for securities transactions. The Company was not aware of any incident of non-compliance of the Model Code by the Company’s employees for the year ended December 31, 2025.

年度報告 2025 Annual Report 65 Corporate Governance Report 企業管治報告 J. 董事進行財務申報的責任 董事確認彼等編製本公司截至2025 年12月31日止年度財務報表的責 任。 董事會負責對年度及中期報告、內 幕消息公告及按香港上市規則及其 他監管要求規定的其他財務披露作 出平衡、清晰且可理解的評估。 本公司高級管理層已在需要時向董 事會提供有關解釋及資料，以便董 事會對本公司財務資料及公司狀況 作出知情評估，從而提呈該等資料 予董事會批准。 K. 股息政策 本公司已採納一項股息政策，旨在 為股東提供可持續回報，同時保留 足夠儲備以支持本集團的未來增長 及發展。 根據股息政策，在決定是否宣派或 建議派付股息及應付股息金額時， 董事會將考慮本集團的下列因素， 包括但不限於： • 本集團的整體業務表現； • 本集團的財務業績； • 本集團的資本要求及盈餘； • 股東權益； • 有關本公司派付股息的合約或 監管限制；及 • 董事會可能認為相關的任何其 他因素。 董事會於年內作出的股息決定乃符 合本公司的股息政策。 J. DIRECTORS’ RESPONSIBILITIES FOR FINANCIAL REPORTING The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2025. The Board is responsible for presenting a balanced, clear and understandable assessment of annual and interim reports, inside information announcements and other financial disclosures required by the Hong Kong Listing Rules and other regulatory requirements. The senior management of the Company has provided such explanation and information to the Board as necessary to enable the Board to carry out an informed assessment of the financial information and position of the Company in order to put forward such information to the Board for approval. K. DIVIDEND POLICY The Company has adopted a dividend policy with the objective of providing shareholders with sustainable returns while retaining adequate reserves to support the Group’s future growth and development. In accordance with the dividend policy, in deciding whether to declare or recommend the payment of dividends and the amount of dividend payable, the Board will take into consideration the following factors of the Group, including but not limited to: • the Group’s overall business performance; • the Group’s financial results; • the Group’s capital requirements and surplus; • the interest of shareholders; • any contractual or regulatory restrictions on payment of dividends by the Company; and • any other factors that the Board may consider relevant. Dividend decisions made by the Board during the year were in accordance with the Company’s dividend policy.

66 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 本公司將根據其財務狀況、經營業 績及當前經濟環境不時檢討其股息 政策。 L. 股息 截至2025年12月31日止年度並無 派付任何股息。董事會已決議不建 議派付截至2025年12月31日止年 度的末期股息。該決定反映董事會 作出如下評估，即應保留留存收益 以為持續擴張餐廳網絡、持續投資 數字化及技術能力並為「紅石榴計 劃」下第二品牌餐廳的發展提供資 金。 未來股息的宣派及派付將由董事會 酌情釐定，並將取決於（其中包括） 本集團的盈利、財務狀況、現金需 求及充足程度，以及董事會認為相 關的其他因素。 M. 外部核數師酬金 就截至2025年12月31日止年度 向本集團提供的審計及非審計服 務，已付或應付本公司外部核數師 Deloitte & Touche LLP及其聯屬人 士的酬金分析載列如下： The Company will review its dividend policy from time to time in light of its financial position, operating performance and the prevailing economic environment. L. DIVIDEND No dividend was paid during the year ended December 31, 2025. The Board has resolved not to recommend payment of a final dividend for the year ended December 31, 2025. This decision reflects the Board’s assessment that retained earnings should be preserved to fund ongoing restaurant network expansion, continued investment in digital and technology capabilities, and the development of secondary branded restaurants under the “Pomegranate Plan”. The declaration and payment of future dividends will be subject to the Board’s discretion and will depend on, among other things, the Group’s earnings, financial condition, cash requirements and availability, and other factors the Board considers relevant. M. EXTERNAL AUDITOR’S REMUNERATION An analysis of the remuneration paid or payable to the external auditor of the Company, Deloitte & Touche LLP and its affiliates, in respect of audit and non-audit services provided to the Group for the year ended December 31, 2025 is set out below: Service Category Fees Paid/Payable 已付╱應付 服務類別費用 (US$’000) Services rendered 所提供服務 （千美元） Audit service 審計服務 1,202 Audit-related service 審計相關服務 12 Non-audit services 非審計服務 320 The nature of the above non-audit services is to provide tax related services. 上述非審計服務的性質為提供稅務 相關服務。

年度報告 2025 Annual Report 67 Corporate Governance Report 企業管治報告 N. 風險管理及內部控制 董事會確認其維持與本集團戰略目 標相匹配的、健全有效的風險管理 及內部控制系統並審查其有效性的 責任。本集團的風險管理及內部控 制系統旨在保障本集團及股東的利 益，確保本集團遵守相關法律法 規，有效識別及管理於實現其戰略 目標過程中存在的重大風險，保障 本集團資產的安全，確保維持適當 合規的會計記錄和財務報告。 董事會負責評估本集團達成戰略目 標時所願意接納的風險性質及程 度，並確保本集團設立及維持合適 及有效的風險管理及內部控制系 統，以及監督本集團管理層對風險 管理及內部控制系統的設計、實施 及監察。 董事會定期（至少每年一次）收到本 集團管理層關於本集團的財務、營 運及合規控制，以及建立、檢討及 評估內部控制及風險管理職能的報 告。所有重大風險均會向董事會匯 報。董事會亦將對相應風險及應對 計劃做出評估。本集團會審閱（其 中包括）其在會計、內部控制及財 務匯報職能方面的資源、員工資歷 及經驗、培訓課程及有關預算是否 充足。 N. RISK MANAGEMENT AND INTERNAL CONTROLS The Board acknowledges its responsibilities for maintaining a sound and effective risk management and internal control systems that are in line with the strategic objective of the Group and to review their effectiveness. The Group established risk management and internal control systems to protect the interests of the Group and Shareholders, ensure the Group is in compliance with relevant laws and regulations, effectively identify and manage significant risks in achieving its strategic objectives, protect the safety of the Group’s assets, and ensure the maintenance of proper compliance accounting records and financial reports. The Board is responsible for evaluating the nature and extent of the risks the Group is willing to take in achieving strategic objectives and ensuring that the Group establishes and maintains appropriate and effective risk management and internal control systems as well as overseeing management of the Group in the design, implementation and monitoring of the risk management and internal control systems. The Board periodically receives (at least once a year) reports from the Group’s management regarding financial, operational and compliance controls, as well as the establishment, review and assessment of the internal control and risk management functions of the Group. All significant risks are reported to the Board. The Board will also evaluate the corresponding risks and the response plan. The Group would review, among other things, adequacy of resources, staff’s qualifications and experience, training programs and budget of our accounting, internal control and financial reporting functions.

68 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 在風險管理方面，本集團採用美 國 COSO 委員會（「COSO」）制 定的風險管理框架，並依據ISO 31000:2009《風險管理－原則與 指引》建立一套涵蓋設計、實施、 監控、評估及持續改進的風險管理 體系。本集團管理層根據戰略目標 制定風險管理體系的總體目標及政 策，識別、分析及評估本公司綜合 風險，尤其是作出重大決策、重大 事件及重要業務流程方面的風險。 本集團管理層亦負責審查和批准對 重大風險的應對方案，同時跟蹤與 定期回顧已識別風險的應對方案實 施情況，以確保本公司各類重大風 險能得到足夠的關注、監控與應 對。風險管理報告會定期向董事會 呈交。 在內部控制方面，本集團採用 COSO制定的內部控制框架，建立 有關財務監控、營運監控和合規監 控的內部控制系統及機制，對本集 團的內部控制系統進行持續審查與 評估，以確保所有已呈報資料的及 時、準確和完整。 本集團已設立內審部，協助董事會 及╱或審計委員會持續審查本集 團風險管理及內部控制系統的有效 性。本集團的風險管理及內部控制 系統旨在管理而非消除無法達成業 務目標的風險，且僅可就不產生重 大失實陳述或損失提供合理而非絕 對保證。風險管理及內部控制系統 至少每年審查一次，並在董事會及 審計委員會的領導下進行。董事會 通過審計委員會進行審查，並認為 本公司當前的風險管理及內部控制 系統屬有效，且在員工資歷及經 驗、執行本公司的會計及財務匯報 職能及開展培訓項目以及設定本公 司預算的經驗及資源方面屬足夠。 With respect to risk management, the Group has adopted the risk management framework issued by COSO in the United States of America (“COSO”), established a risk management system covering design, implementation, monitoring, assessment and continuous improvement based on the ISO 31000:2009 “Risk Management – Principles and Guidelines”. The Group’s management established the overall targets and policies of the risk management system which are in line with the strategic objectives, and identified, analyzed and assessed the overall risk of the Company, especially the risks in making major decisions, important events and key business processes. The Group’s management is also responsible for reviewing and approving the response plans to major risks, as well as following-up and periodically reviewing the implementation of such response plans of risks identified, in order to make sure that sufficient attention, monitor and responses will be paid to all key risks of the Company. The risk management reports are submitted to the Board periodically. With respect to internal control, the Group has adopted the internal control framework issued by COSO, established an internal control system and mechanism over financial, operational and compliance controls and has conducted continuing review and evaluation of the internal control system of the Group to ensure the timeliness, accuracy and completeness of all information reported. The Group has set up an internal audit department, which assists the Board and/or the Audit Committee on the ongoing review of the effectiveness of the Group’s risk management and internal control systems. The risk management and internal control systems of the Group are designed to manage rather than eliminating risks of failure to achieve business objectives, and can only provide reasonable, but not absolute, assurance against material misstatement or loss. The risk management and internal control systems are reviewed at least annually and have been carried out under the leadership of the Board and the Audit Committee. The Board, through the Audit Committee, has reviewed and considered that the current risk management and internal control systems of the Company are effective and that the qualifications and experience of the staff, performing accounting and financial reporting functions and the training programs of the Company as well as the experiences and resources for setting the budget of the Company are adequate.

Corporate Governance Report
企業管治報告

In addition, the Group has established policies and systems that promote and support anti-corruption laws and regulations. Relevant on-job compliance trainings have been carried out to the senior management and employees of the Group to maintain a healthy corporate culture and enhance their compliance perception and responsibility. Our employees can anonymously report any suspected corrupt incident to the Company.

另外，本集團已制定促進及支持反貪污法律法規的政策及體系。我們已向本集團高級管理層及僱員提供相關在職合規培訓，維持健康企業文化，並提高其合規意識及責任。僱員可匿名向公司舉報任何涉嫌貪污事件。

The Company has also established a whistleblowing policy and system for employees and those who deal with the Company (e.g. customers and suppliers) to raise concerns, in confidence and anonymity, about possible improprieties in any matter related to the Company.

本公司亦為僱員及與本公司進行交易者（如客戶及供應商）制定舉報政策及體系，以針對與本公司有關的任何事宜中可能存在的不當行為以保密及匿名的方式提出疑慮。

O. COMMUNICATION WITH SHAREHOLDERS AND INVESTORS

O. 與股東及投資者的溝通

The Company considers that effective communication with the Shareholders is essential for enhancing investor relations and investors' understanding of the Group's business performance and strategies. In order to maintain a high level of transparency and ensure that the Shareholders and potential investors can obtain updated information about the Group, the Company has in place a shareholders' communication policy (the "**Shareholders' Communication Policy**"), which sets out a number of ways to ensure effective and efficient communication with shareholders is achieved, including but not limited to our responses to shareholders' enquiries, corporate communications (in both English and Chinese), posting of relevant information on the Company's website, shareholders' meetings and investment market communications, to ensure that shareholders' enquiries and view are appropriately addressed.

本公司認為，與股東有效溝通對於促進投資者關係及投資者了解本集團業務表現及策略至關重要。為維持高度透明並確保股東及潛在投資者可獲得有關本集團的最新資料，本公司制定了股東通訊政策（「**股東通訊政策**」），其中載有多種途徑確保能實現與股東有效且高效的溝通，包括但不限於回覆股東查詢、公司通訊（英文及中文）、在本公司網站發佈相關資料、股東大會及投資市場通訊，確保股東查詢及意見得到妥善處理。

The general meetings of the Company provide opportunity for the Shareholders to communicate directly with the Directors. The chairperson of the Board as well as chairperson of the Audit Committee, Nomination Committee and Remuneration Committee and, in their absence, other members of the respective committees, or the joint company secretary of the Company, will be available to answer questions at general meetings. The auditor of the Company will also attend the annual general meeting to answer questions (as needed) about the conduct of the audit, the preparation and content of the auditor's report, the accounting policies and auditor independence.

本公司股東大會為股東提供直接與董事溝通的機會。董事會主席以及審計委員會主席、提名委員會主席及薪酬委員會主席（如彼等未能出席，則有關委員會的其他成員或本公司的聯席公司秘書）將可於股東大會上回答提問。本公司核數師亦將出席股東週年大會並根據需要回答有關審計工作、核數師報告的編製及內容、會計政策及核數師獨立性的提問。

年度報告
2025 Annual Report
69

70 特海國際控股有限公司 Super Hi International Holding Ltd. Corporate Governance Report 企業管治報告 本公司網站( www.superhiinternational. com )為股東、其他利益相關方及投 資者提供全面並可訪問的本公司新 聞及資料。本公司亦將不時更新網 站資料，告知股東及投資者本公司 最新發展情況。 截至2025年12月31日止年度，董 事會已就股東通訊政策的實施及有 效性進行檢討。考慮到現有的多個 溝通渠道（包括本公司網站、股東 週年大會、公告、年度及中期報告 以及直接查詢渠道），董事會信納 股東通訊政策於報告期內已有效實 施。董事會在考慮以下各項後得出 此結論：(i)透過本公司網站及聯交 所網站及時向股東發佈公司通訊； (ii)本公司投資者關係職能部門對股 東查詢的可及性及回應；(iii)年內舉 行股東週年大會，全體董事均出席 並回答股東提問；及(iv)於報告期 內，股東並無就本公司的溝通慣例 提出任何投訴或重大關注。董事會 將繼續於適當時檢討及加強股東通 訊政策。 P. 組織章程文件 截至2025年12月31日止年度，本 公司的組織章程文件概無變動。 Q. 股東權利 為保障股東權益及權利，本公司應 就各重大獨立事項（包括選舉個別董 事）於股東大會上提呈獨立決議案。 根據香港上市規則，於股東大會上 提呈的所有決議案均將以投票方式 表決，而投票結果將於各股東大會 結束後在本公司及聯交所網站登載。 The website of the Company (www.superhiinternational.com) provides comprehensive and accessible news and information of the Company to the Shareholders, other stakeholders and investors. The Company will also update the website information from time to time to inform the Shareholders and investors of the latest development of the Company. During the year ended December 31, 2025, the Board reviewed the implementation and effectiveness of the Shareholders’ Communication Policy. Having considered the multiple channels of communication in place (including the Company’s website, annual general meeting, announcements, annual and interim reports, and direct enquiry channels), the Board is satisfied that the Shareholders’ Communication Policy has been effectively implemented during the Reporting Period. The Board arrived at this conclusion after taking into account: (i) the timely dissemination of corporate communications to Shareholders through the Company’s website and the Stock Exchange’s website; (ii) the availability and responsiveness of the Company’s investor relations function to shareholder enquiries; (iii) the conduct of the annual general meeting during the year, at which all Directors were available to answer Shareholders’ questions; and (iv) the absence of any complaint or significant concern raised by Shareholders regarding the Company’s communication practices during the Reporting Period. The Board will continue to review and enhance the Shareholders’ Communication Policy as appropriate. P. CONSTITUTIONAL DOCUMENTS There were no changes in the constitutional documents of the Company during the year ended December 31, 2025. Q. SHAREHOLDERS’ RIGHTS To safeguard shareholder interests and rights, separate resolution should be proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions put forward at general meetings will be voted on by poll pursuant to the Hong Kong Listing Rules and poll results will be posted on the websites of the Company and of the Stock Exchange after each general meeting.

年度報告 2025 Annual Report 71 Corporate Governance Report 企業管治報告 Convening an Extraordinary General Meeting Pursuant to Article 58 of the Articles of Association, extraordinary general meetings may be convened on the requisition of one or more shareholders holding, at the date of deposit of the requisition, not less than one-tenth of the paid up capital of the Company having the right of voting at general meetings. Such requisition shall be made in writing to the Board or the secretary for the purpose of requiring an extraordinary general meeting to be called by the Board for the transaction of any business specified in such requisition. Putting Forward Proposals at General Meetings Shareholders who wish to move a resolution may request the Company to convene a general meeting in accordance with the procedures set out in the preceding paragraph. As regards proposing a person for election as a Director of the Company, please refer to the “Procedures for Shareholders to Propose a Person other than a retiring director for Election as a Director” of the Company which is posted on the Company’s website. Putting Forward Enquiries to the Board For putting forward any enquiries to the Board of the Company, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries. Contact Details Shareholders may send their enquiries or requests as mentioned above to the following: Address: 40/F, Dah Sing Financial Centre 248 Queen’s Road East Wanchai, Hong Kong (For the attention of the Joint Company Secretaries) Email: superhi_ir@superhi-inc.com For the avoidance of doubt, Shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. Shareholders’ information may be disclosed as required by law. 召開股東特別大會 根據組織章程細則第58條，股東特 別大會可由一名或多名股東要求召 開，該等股東於提出要求當日須持 有不少於本公司附有權利可於股東 大會上投票的實繳股本十分之一。 有關要求須以書面形式向董事會或 秘書提出，藉以要求董事會就處理 有關要求中所指明之任何事務而召 開股東特別大會。 在股東大會上提呈決議案 股東如欲提呈決議案，可要求本公 司按照前段所載程序召開股東大 會。就提名本公司候選董事而言， 請參閱本公司網站上所登載的本公 司「股東提名董事（非退任董事）人 選的程序」。 向董事會作出查詢 向本公司董事會提出任何查詢時， 股東可向本公司發出書面查詢。本 公司通常不會處理口頭或匿名查詢。 聯絡詳情 股東可通過以下方式發送查詢或上 述要求： 地址： 香港灣仔 皇后大道東248號 大新金融中心40樓 （收件人為聯席公司秘書） 電郵： superhi_ir@superhi-inc.com 為避免疑議，股東須將經正式簽署 的書面要求、通知或聲明或查詢 （視情況而定）的正本遞交及發送至 上述地址，並提供彼等的全名、聯 絡詳情及身份，以便本公司回覆。 股東資料可根據法律規定予以披露。

Corporate Governance Report
企業管治報告

R. JOINT COMPANY SECRETARIES

During the year ended December 31, 2025, Ms. QU Cong and Mr. CHENG Ching Kit of SWCS Corporate Services Group (Hong Kong) Limited, an external corporate services provider, serve as the joint company secretaries of the Company.

Mr. CHENG Ching Kit resigned as a joint company secretary of the Company with effect from March 31, 2026. On the same date, Ms. OH Sim Yee of SWCS Corporate Services Group (Hong Kong) Limited, an external corporate services provider, was appointed as a joint company secretary of the Company. Accordingly, as at the date of this annual report, the joint company secretaries of the Company are Ms. QU Cong and Ms. OH Sim Yee.

During the year ended December 31, 2025, each of Ms. QU Cong and Mr. CHENG Ching Kit undertaken over 15 hours of professional training to update their skills and knowledge.

Ms. QU Cong is the primary corporate contact person at the Company of Mr. CHENG Ching Kit and Ms. OH Sim Yee.

R. 聯席公司秘書

截至2025年12月31日止年度，瞿驄女士及外部企業服務供應商方圓企業服務集團（香港）有限公司的鄭程傑先生擔任本公司聯席公司秘書。

鄭程傑先生已辭任本公司聯席公司秘書，自2026年3月31日起生效。同日，外部服務供應商方圓企業服務集團（香港）有限公司的胡倩鈿女士獲委任為本公司聯席公司秘書。因此，於本年報日期，本公司的聯席公司秘書為瞿驄女士及胡倩鈿女士。

截至2025年12月31日止年度，瞿驄女士及鄭程傑先生均已參加15小時以上的專業培訓，以提高其技能及知識。

瞿驄女士為鄭程傑先生及胡倩鈿女士於本公司的公司主要聯絡人。

72
特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 73 Directors’ Report 董事會報告 The Board is pleased to present this directors’ report in this annual report for the year ended December 31, 2025. PRINCIPAL ACTIVITIES The Company is primarily operating Haidilao hot pot restaurants in the international market, aiming to deliver an exceptional and fun dining experience to guests. The principal activities of the Group are restaurant operation and related delivery businesses in the international market. There were no significant changes in the nature of the Group’s principal activities during the Reporting Period. RESULTS The results of the Group for the year ended December 31, 2025 are set out in the “Consolidated Statement of Profit or Loss and Other Comprehensive Income” of this annual report. FINAL DIVIDEND The Board does not recommend any payment of a final dividend for the year ended December 31, 2025 (December 31, 2024: nil). CHARITABLE DONATIONS In 2025, charitable and other donations made by the Group amounted to US$32,270 (December 31, 2024: US$7,569). SHARE CAPITAL Details of the issued Shares of the Group during the Reporting Period are set out in note 28 to the Financial Statements. DEBENTURES The Company did not issue any debentures during the Reporting Period (December 31, 2024: nil). RESERVES Details of the movements in reserves of the Group during the Reporting Period are set out in “Consolidated Statement of Changes in Equity” of this annual report. 董事會欣然提呈截至2025年12月31日止 年度在本年報中的董事會報告。 主營業務 我們主要在國際市場經營海底撈火鍋餐 廳，旨在為顧客提供獨特且愉快的就 餐體驗。本集團的主營業務為國際市場 的餐廳經營及相關外賣業務。於報告期 內，本集團的主營業務性質並無重大變 動。 業績 本集團截至2025年12月31日止年度的業 績載於本年報「綜合損益及其他全面收益 表」。 末期股息 董事會不建議就截至2025年12月31日止 年度派付任何末期股息（2024年12月31 日：無）。 慈善捐款 於2025年，本集團作出的慈善及其他捐 款為32,270美元（2024年12月31日： 7,569美元）。 股本 有關本集團於報告期內的已發行股份詳 情載於財務報表附註28。 債權證 本公司於報告期內並無發行任何債權證 （2024年12月31日：無）。 儲備 有關本集團於報告期內的儲備變動詳情 載於本年報「綜合權益變動表」。

Directors' Report
董事會報告

DISTRIBUTABLE RESERVES

Pursuant to the Cayman Companies Act, share premium and retained profits of the Company are distributable to the Shareholders. As of December 31, 2025, the Company has distributable reserves of US$454.5 million in total available for distribution (December 31, 2024: US$453.5 million).

可分派儲備

根據開曼公司法，本公司股份溢價及保留溢利可分派予股東。截至2025年12月31日，本公司合共擁有可分派儲備454.5百萬美元可供分派（2024年12月31日：453.5百萬美元）。

FINANCIAL SUMMARY

A summary of the results and the assets and liabilities of the Group for the last five financial years is set out on page 13 of this annual report. The summary does not form part of the Financial Statements.

財務概要

本集團於過去五個財政年度的業績及資產以及負債的概要載於本年報第13頁。該概要不構成財務報表的一部分。

BANK BORROWINGS

As of December 31, 2025, the Group did not have any bank borrowings.

銀行借款

截至2025年12月31日，本集團並無任何銀行借款。

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Group during the Reporting Period are set out in note 15 to the Financial Statements.

物業、廠房及設備

有關本集團於報告期內的物業、廠房及設備變動詳情載於財務報表附註15。

SUFFICIENCY OF PUBLIC FLOAT

Rule 13.32B(1) of the Hong Kong Listing Rules requires that a portion of shares listed on the Stock Exchange and held by the public must at all times represent at least 25% of an issuer's total number of issued shares in that class of shares (excluding treasury shares), or any lower minimum percentage of public float threshold prescribed at the time of listing under Rule 8.08(1) of the Hong Kong Listing Rules.

Based on the information that is publicly available to the Company and within the knowledge of the Directors, as of December 31, 2025, 31.91% of the Company's total number of issued shares (excluding treasury Shares if any) were held by the public. Therefore, the Company had maintained sufficiency of public float as required under Rule 8.08(1) of the Hong Kong Listing Rules during the Reporting Period and has maintained sufficiency of the prescribed minimum public float as required under Rule 13.32B(1) of the Hong Kong Listing Rules from January 1, 2026 and up to the date of this annual report.

公眾持股量充足度

香港上市規則第13.32B(1)條規定，於聯交所上市並由公眾人士持有的股份部分必須在任何時候至少佔發行人該類別已發行股份總數（不包括庫存股份）的25%，或根據香港上市規則第8.08(1)條於上市時規定的任何較低最低公眾持股量百分比門檻。

據本公司所獲之公開資料及據董事所知，於2025年12月31日，本公司已發行股份總數（不包括庫存股份（如有））之31.91%由公眾人士持有。因此，於報告期內，本公司一直按香港上市規則第8.08(1)條的規定維持足夠公眾持股量；自2026年1月1日起直至本年報日期，本公司一直按香港上市規則第13.32B(1)條的規定維持足夠規定最低公眾持股量。

74
特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 75 Directors’ Report 董事會報告 PRE-EMPTIVE RIGHTS There is no provision for pre-emptive rights under the Articles of Association or the Cayman Companies Act and there is no restriction against such rights which would oblige the Company to offer new Shares on a pro rata basis to the existing Shareholders. TAX RELIEF The Directors are not aware of any tax relief available to the Shareholders by reason of their holding of the Company’s securities. BUSINESS REVIEW AND FUTURE DEVELOPMENT a. Overview and Performance of the Year A review and analysis of the business of the Group during the Reporting Period is provided in “Chairperson’s Statement — 2025 Performance Review” of this annual report. An analysis of the Group’s performance during the Reporting Period is provided in “Management Discussion and Analysis” of this annual report. b. Environmental Policies and Performance During the Reporting Period, the Group had not been subject to any fines or other penalties due to non-compliance with environmental regulations. Details of the environmental policies and performance of the Group are set out in “Environmental, Social and Governance Report” of this annual report. c. Compliance with Relevant Laws and Regulations Save as otherwise disclosed, the Group had complied with the requirements under the Companies Ordinance, the Hong Kong Listing Rules, the SFO and the Corporate Governance Code for, among other things, the disclosure of information and corporate governance for the year ended December 31, 2025. The Group has adopted internal control and risk management policies to monitor the on-going compliance with relevant laws and regulations. As far as the Board is concerned, the Group has complied with the relevant laws and regulations that have a significant impact on the business and operation of the Company and its subsidiaries in all material aspects. 優先購買權 組織章程細則或開曼公司法並無載列優 先購買權條文，且並無對有關權利的限 制要求本公司須按比例基準向現有股東 發售新股份。 稅項減免 董事並不知悉股東因持有本公司證券而 可獲任何稅項減免。 業務回顧及未來發展 a. 年度回顧及表現 本集團於報告期內的業務回顧及分 析載於本年報「主席報告－2025年 業績回顧」。 本集團於報告期內的表現分析載於 本年報「管理層討論與分析」。 b. 環境政策及表現 於報告期內，本集團並未因違反環 境法規而被處以任何罰款或其他處 罰。有關本集團的環境政策及表現 詳情載於本年報「環境、社會及管 治報告」。 c. 遵守相關法律法規 除另有披露者外，截至2025年12月 31日止年度，本集團就（其中包括） 披露資料及企業管治一直遵守公司 條例、香港上市規則、證券及期貨 條例以及《企業管治守則》規定。 本集團採用內部控制及風險管理政 策，以監督對相關法律法規的持續 遵守情況。就董事會而言，本集團 已於所有重大方面一直遵守對本公 司及其附屬公司的業務及經營有重 大影響的相關法律法規。

76 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 d. Key Relationships with Stakeholders Relationship with Employees The Company endeavors to cultivate talented and loyal employees by treating employees with dignity, respect and fairness, as well as motivating its employees with career development opportunities and competitive compensation. The training and promotion program allows employees to envision their career paths and growth potential with the Group. All of the employees have a chance to be promoted to management regardless of the position they start in. Relationship with Shareholders The Company recognizes the importance of protecting the interests of the Shareholders and of having effective communication with them. The Company believes communication with the Shareholders is a two-way process and has thrived to ensure the quality and effectiveness of information disclosure, maintain regular dialogue with the Shareholders and listen carefully to the views and feedback from the Shareholders. Details of the communication practice with Shareholders are set out in “Corporate Governance Report — O. Communication with Shareholders and Investors” of this annual report. Relationship with the Customers and Suppliers As a restaurant chain, the Group has a large and diverse customer base. Revenue derived from the Group’s five largest customers accounted for less than 5% of the total revenue for the year ended December 31, 2025. d. 與利益相關方的主要關係 與員工的關係 本公司努力通過關懷、尊重及公平 對待員工，培養有才能及忠誠的員 工，以及以職業發展機會及有競爭 力的薪酬激勵其員工。培訓及晉升 計劃使員工能展望在本集團的職業 道路及發展潛力。所有的員工均有 機會晉升為管理層，不論其開始是 何職位。 與股東的關係 本公司認識到保障股東權益及與其 進行有效溝通的重要性。本公司相 信與股東溝通是一個雙向的過程， 並致力於確保信息披露的質量及有 效性、維持與股東定期的對話及認 真聆聽股東的意見與反饋。有關與 股東的溝通實踐的詳情載於本年報 「企業管治報告－O.與股東及投資 者的溝通」。 與客戶及供應商的關係 作為一家連鎖餐廳，本集團擁有一 個龐大而多元化的客戶基礎。截至 2025年12月31日止年度，來自本 集團五大客戶的收益佔收益總額不 足5%。

年度報告 2025 Annual Report 77 Directors’ Report 董事會報告 The Company primarily procures (i) soup base for the hot pot, (ii) food ingredients, including meat, seafood and vegetables, and (iii) decoration materials and renovation services, decoration project management services, equipment and consumables used in the restaurants. For major food ingredients and consumables the restaurants use, the Company generally has more than two qualified suppliers for each type of major food ingredient to reduce reliance on a single supplier. Throughout the Reporting Period, the Group did not experience any interruption of the food ingredients supply, early termination of supply agreements, or failure to secure sufficient quantities of scarce food ingredients that had any material adverse impact on its business and the results of operations. On average, the Group maintained business relationships of approximately five years with the five largest suppliers. During the Reporting Period, the respective percentage of purchases attributable to the Group’s largest supplier, Yihai Group, and five largest suppliers in aggregate was 2.8% and 5.9%. Mr. ZHANG Yong and Ms. SHU Ping are the controlling shareholders, and Mr. Sean SHI and Ms. Hailey Lee are the substantial shareholders of Yihai Group. Save as disclosed above, none of the Directors or any of their close associates or any Shareholders (which to the best knowledge of the Directors owned more than 5% of the Company’s issued share capital) had a material interest in the Group’s five largest suppliers or customers. Principal Risks and Uncertainties Our business involves certain risks as set out in the section headed “Risk factors” in the prospectus and the Form 20-F for the year ended 2025 filed with the U.S. Securities and Exchange Commission. The following list is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control. During the Reporting Period, the Group experienced moderate increases in regulatory compliance costs in certain jurisdictions. However, the Group’s multi-jurisdiction operations were not materially disrupted by the risks described below. 本公司主要採購餐廳使用的(i)火鍋 底料；(ii)肉類、海鮮及蔬菜等食 材；及(iii)裝修材料及翻新服務、裝 修項目管理服務、設備及易耗品。 對於餐廳所用的主要食材和易耗 品，本公司通常為每種主要食材配 有兩個以上的合格供應商，以減少 對單一供應商的依賴。於整個報告 期內，本集團並無遇到任何食材供 應中斷、供應協議提前終止或未能 獲得足夠數量的稀缺食材，從而對 其業務和經營業績產生任何重大不 利影響。平均而言，本集團與前五 大供應商平均保持了約五年的業務 關係。 於報告期內，本集團最大供應商頤 海集團及五大供應商合共佔採購額 的百分比分別為2.8%及5.9%。張 勇先生及舒萍女士為頤海集團控股 股東，而施永宏先生及李海燕女士 為頤海集團的主要股東。 除上述所披露者外，概無董事或其 任何緊密聯繫人或任何股東（據董 事所深知，其擁有本公司已發行股 本的5%以上）在本集團的五大供應 商或客戶中擁有重大權益。 主要風險及不確定因素 我們的業務涉及招股章程「風險因素」一 節及向美國證券交易委員會提交的截至 2025年止年度的表格20-F中所載的若干 風險。下表概述本集團面臨的若干主要 風險及不確定因素，其中部分風險及不 確定因素非本集團所能控制。於報告期 內，本集團在若干司法管轄區的監管合 規成本錄得適度增幅。然而，本集團的 多個司法管轄區業務並未受到下文所述 風險的重大干擾。

78 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 Risk of Multi-jurisdiction Operations Operating in multiple jurisdictions around the world and expanding to new regions may expose the Group to various risks, which may include, among others: • failure to anticipate changes to the competitive landscape in the new market due to lack of familiarity with the local business environment; • different consumer preferences and discretionary spending patterns; • difficulty in finding reliable suppliers of food ingredients meeting the quality standards at acceptable prices and quantities; • the infringement of its intellectual property rights in foreign jurisdictions; • geopolitical risks in the countries the Group operates; • economic, financial and market instability and credit risks; • material tariffs imposed on its food ingredients imported from other countries; • difficulties and costs associated with complying with, and enforcing remedies under, a wide variety of complex local and international laws, treaties and regulations; • inability to obtain or maintain the requisite registrations, filings, licenses, permits, approvals and certificates in multiple jurisdictions; • difficulties with localized management of employees and operations, including compliance with local labor and immigration laws and regulations; 在多個司法權區營運的風險 在全球多個司法權區經營及擴張至新地 區可能使本集團面臨各種風險，其中可 能包括： • 由於對當地營商環境缺乏了解，無 法預測新市場的競爭格局變化； • 不同的消費者喜好及自主消費模 式； • 難以按可接受的價格及數量物色符 合質量標準的可靠食材供應商； • 其知識產權在外國司法權區受到侵 犯； • 本集團經營所在國家的地緣政治風 險； • 經濟、金融及市場不穩定及信貸風 險； • 對從其他國家進口的食材徵收大額 關稅； • 與遵守各色各樣複雜的本地及國際 法律、條約及法規以及據此強制執 行補救相關的難處及成本； • 無法在多個司法權區取得或維持所 需的註冊、備案、牌照、許可證、 批文及證書； • 難以對僱員及營運進行本地化管 理，包括遵守當地勞工及移民法律 及法規；

年度報告 2025 Annual Report 79 Directors’ Report 董事會報告 • exposure to litigation or third-party claims in different jurisdictions; • foreign currency exchange controls and fluctuations; • stringent consumer protection and data security requirements in multiple jurisdictions; • uncertainties in the interpretation and application of tax laws and regulations, more onerous tax obligations and unfavorable tax conditions; and • cultural differences and language difficulties. As a result of the above factors, the Group’s ability to operate in certain jurisdictions may be restricted, or the restaurants in multiple jurisdictions may take longer than expected to ramp up and reach, or may never reach, expected sales and profit levels, thereby affecting the overall profitability. The Group may also be subject to fines and penalties imposed by local governments and its brand image and reputation may be adversely and materially affected. In addition, the restaurant network of the Group covered 14 countries internationally as of December 31, 2025. The business and reputation of the Group may be adversely and materially affected if there are any geopolitical issues relating to it in the countries it operates. Geopolitical issues may also cause significant inflation in one particular country, which may result in higher procurement costs and therefore affect its business, financial conditions and results of operations. The Group believes the proven management philosophy of “aligned interests and disciplined management” will assist with its expansion. However, as the Group continues to grow and expand, its current management system may not continue to be effective and successful. Even though it is devoted to adapting the management philosophy in different countries based on local conditions, there is no assurance that the Group will be able to successfully manage the restaurants in all jurisdictions and effectively manage its growth. • 於不同司法權區面臨訴訟或第三方 申索的風險； • 外匯管制及波動； • 多個司法權區的嚴格消費者保護及 數據安全要求； • 稅務法律及法規的詮釋及應用的不 確定性、更繁重的稅務責任及不利 的稅務狀況；及 • 文化差異及語言困難。 由於上述因素，本集團在若干司法權區 經營的能力可能受限制，多個司法權區 的餐廳可能需要較預期更長的時間方可 爬坡及達到預期銷售額及溢利水平，或 可能永遠無法達到預期銷售額及溢利水 平，從而影響整體盈利能力。本集團亦 可能面對當地政府施加的罰款及懲罰以 及其品牌形象及聲譽可能受重大不利影 響。 此外，截至2025年12月31日，本集團的 餐廳網絡覆蓋全球14個國家。倘本集團 經營所在國家出現任何與我們有關的地 緣政治問題，其業務及聲譽可能會受到 重大不利影響。地緣政治問題亦可能導 致某一特定國家出現嚴重通脹，從而可 能導致採購成本上升，對其業務、財務 狀況及經營業績造成影響。 本集團相信行之有效的管理理念「連住利 益，鎖住管理」將有助我們擴張。然而， 由於本集團繼續增長及擴張，其目前的 管理制度或不會繼續有效及成功。儘管 其致力於根據當地情況適應不同國家的 管理理念，但無法保證本集團將能夠成 功管理所有司法權區的餐廳並有效管理 其增長。

80 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 The Group adopts a multi-tier management system to achieve scalable growth while maintaining standardization, which gives the restaurant managers significant autonomy in the day-to-day operations of the restaurants they manage. The headquarters of the Group are responsible for functions such as food safety, procurement, growth strategy and the regional managers primarily serve as the bridge that connects the headquarters and each restaurant. However, the Group cannot assure that its headquarters, regional managers and restaurant managers will be able to effectively manage all of the restaurants directly as it grows in business scale. There can be no assurance that the management system of the Group, as it evolves, will always be able to address its needs at different stages of growth. Any significant failure or deterioration of the management system could have a material and adverse effect on its business and results of operations. To effectively mitigate the multifaceted risks associated with operating in multiple jurisdictions and expanding into new global markets, the Group has implemented a comprehensive and highly localized operational strategy. Prior to entering any new region, the Group conducts rigorous pre-entry market assessments to evaluate local consumer preferences, supply chain dynamics, and the broader commercial landscape. Once a market is selected, the Group establishes dedicated regional management teams equipped with deep local market knowledge, empowering them to adapt its service model to regional cultural nuances while strictly maintaining its core brand standards. Furthermore, to successfully navigate the complexities of diverse regulatory frameworks – including varying food safety regulations, labor laws, and licensing requirements – the Group proactively engages reputable local legal counsel and compliance experts from time to time. This structured, localized approach enables the Group to continuously monitor, anticipate, and manage cross-border operational risks, thereby safeguarding its international expansion efforts and ensuring sustainable global growth. 本集團採用多層管理制度以在保持標準 化的同時實現可規模化的增長，讓門店 經理在其管理的餐廳日常營運中擁有重 大自主權。本集團總部負責食品安全、 採購、增長策略等職能，而大區經理則 主要擔當連繫總部與每家餐廳的橋樑。 然而，本集團無法保證，隨著業務規模 增長，其總部、大區經理及門店經理將 能夠直接有效管理所有餐廳。 概不保證本集團的管理系統隨著自身發 展將一直能夠滿足其不同增長階段的需 求。管理系統出現任何重大故障或惡化 均可能對其業務及經營業績造成重大不 利影響。 為有效減少與在多個司法管轄區經營及 擴張至全球新市場相關的多個風險， 本集團已實施高度本地化的全面營運策 略。進入任何新地區前，本集團會嚴格 實施准入前市場評估，以評估當地消費 者偏好、供應鏈動態及更廣泛的商業環 境。一經選定市場，本集團將建立具備 深厚當地市場知識的專門大區管理團 隊，授權其在嚴格保持其核心品牌標準 同時，使其服務模式適應區域文化差 異。此外，為成功應對多樣化監管框架 的複雜性（包括不同的食品安全法規、勞 動法及牌照要求），本集團不時主動聘請 知名的當地法律顧問及合規專家。此結 構化、本地化的方法使本集團能夠持續 監控、預測及管理跨境營運風險，從而 保障其國際擴張努力並確保全球可持續 增長。

年度報告 2025 Annual Report 81 Directors’ Report 董事會報告 Risk of the instance of Food Safety Incidents and Food-borne Illnesses As a restaurant brand, the quality and safety of the food the Group serves in the restaurants are critical to its success and it faces risks in relation to instance of food safety incidents. Due to the different geographical locations the Group operates in and the expansion of the restaurant network, maintaining consistent food quality depends significantly on the effectiveness of the quality control system, which in turn depends on a number of factors, including but not limited to the design of the quality control system, employee trainings to ensure that the employees of the Group adhere to those quality control policies and the ability to identify and prevent any potential violation of the quality control system. There can be no assurance that the quality control system will always prove to be effective and can identify all the potential risks and issues in relation to food safety arising from the restaurant operations. The quality of the food ingredients or service provided by the suppliers of the Group is subject to factors beyond its control, including the effectiveness of their quality control system, among others. There can be no assurance that the suppliers of the Group may always be able to adopt appropriate quality controls and meet the stringent quality control requirements. Any significant failure or deterioration of the quality control system may result in food safety incidents, which could have a material and adverse effect on the Group’s reputation, financial condition and results of operations. Furthermore, the Group’s business is susceptible to food-borne illnesses. The Group cannot guarantee that the internal controls and training will be fully effective in preventing all food-borne illnesses. Its reliance on third-party food suppliers increases the risk of food-borne illness incidents and the risk of multiple locations instead of a single restaurant being affected. Drug resistant illnesses may develop in the future, or diseases with long incubation periods could arise, such as mad-cow disease, that could give rise to claims or allegations on a retroactive basis. Reports in the media of instances of food-borne illnesses could, if highly publicized, negatively affect the industry overall, and the Group’s operations could suffer as a result, regardless of whether it was directly involved in the spread of the illness. Furthermore, other illnesses, such as hand, foot and mouth disease or avian influenza, could adversely affect the supply of some of the Group’s ingredients and significantly increase its costs, thereby impacting the restaurant sales and conceivably having a material and adverse effect on its results of operations. 食品安全事故事例以及食源性疾病的風險 本集團作為餐廳品牌，餐廳所供應的食 品質量及安全對本集團的成功至關重 要，且本集團面臨與食物安全事故事例 有關的風險。由於本集團經營的地理位 置不同及餐廳網絡擴張，保持一貫的食 品質量在很大程度上取決於質量控制系 統的有效性，而質量控制系統的有效性 則取決於多項因素，包括但不限於質量 控制系統的設計、僱員培訓以確保本集 團的僱員遵守該等質量控制政策以及識 別及防範我們質量控制系統的任何潛在 違規的能力。概不保證本集團的質量控 制系統將一直有效及能夠識別餐廳經營 中產生與食物安全相關的所有潛在風險 及問題。本集團供應商所提供食材或服 務的質量受其控制範圍以外的因素影 響，包括其質量控制系統的有效性等。 概不保證本集團的供應商可一直採取合 適的質量控制措施及符合我們嚴格的質 量控制要求。本集團質量控制系統的任 何重大故障或損壞可能導致食物安全事 故，其對本集團的聲譽、財務狀況及經 營業績造成重大不利影響。 此外，本集團的業務易受食源性疾病影 響。本集團無法保證內部控制及培訓將 完全有效預防所有食源性疾病。其對第 三方食品供應商的依賴增加了食源性疾 病事件的風險，以及影響多個位置而非 一家餐廳的風險。日後可能會出現耐藥 性疾病，或可能出現具有長潛伏期的疾 病（如瘋牛病），均可能導致有追溯效 力的申索或指控。倘有關食源性疾病的 事件被媒體廣泛報導，則會對整個行業 造成負面影響，而無論是否直接涉及疾 病傳播，本集團的營運可能因此受到影 響。此外，其他疾病，例如手足口病或 禽流感，可能會對本集團的部分食材供 應產生不利影響，並大幅增加成本，從 而影響餐廳銷售，並可能對其經營業績 造成可想象的重大不利影響。

82 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 To mitigate these risks, the Group has adopted stringent food safety and quality control measures, placing the utmost priority on the health and safety of its guests and dedicating significant resources to maintaining its food safety and quality control system. The Group has established a dedicated food safety department at its headquarters, which is responsible for overseeing food safety practices and formulating food safety protocols and strategies across the Group’s operations. In each country in which the Group operates, detailed food safety and quality control protocols have been implemented in accordance with local standards and applicable regulatory requirements. The Group also closely monitors regulatory developments in relation to food safety regulations and makes adjustments to its protocols accordingly to ensure ongoing compliance. In addition, each restaurant has a designated food safety specialist who is responsible for supervising food safety practices and conducting regular inspections and examinations at the restaurant level. All food safety specialists are required to attend periodic internal training sessions and pass the Group’s quality and safety assessments to ensure that they remain competent and up to date with the latest food safety standards. Risks of Quality Services and Dining Experience The success of the restaurants revolves primarily around guest satisfaction, which is dependent on the continued popularity of the “Haidilao (海底撈)” brand and lies in the Group’s ability to provide a great dining experience. As the Group continues to grow in size, extend the geographic reach and expand the food offerings and services, maintaining food and services quality and consistency may become more difficult and the Group cannot assure that customer confidence in the brand will not diminish. There is no assurance that the Group will be able to continue to provide high-quality services and an enjoyable dining experience to customers. If consumers perceive or experience a deterioration in food quality, service, ambiance or value for money or believe in any way that the Group is failing to deliver a consistently enjoyable dining experience, the brand value could suffer and the number of customers visiting the restaurants may decline, which could have a material and adverse impact on the Group’s business. The quality of the Group’s dining experience may be adversely impacted by a number of factors, including, among others: • long waiting time; • decline in the quality of service provided by the staff; 為減少該等風險，本集團已實施嚴格食 品安全及質量控制措施，優先考慮顧客 健康及安全，並投入大量資源維護其食 品安全及質量控制系統。本集團在總部 設立的專門食品安全部門負責監督食品 安全實踐，且本集團在營運中制定食品 安全程序及策略。本集團在其所經營的 各個國家中均已根據當地標準及適用監 管要求實施詳細的食品安全及質量控制 協議。本集團亦密切監控與食品安全法 規相關的監管動態，並相應調整其協議 以確保持續合規。此外，每家餐廳均設 有指定的食品安全專員負責監督食品安 全實踐，並在餐廳層面進行定期檢查及 考核。所有食品安全專員均須參加定期 內部培訓課程，並通過本集團的質量及 安全考核，以確保其保持勝任能力並掌 握最新的食品安全標準。 優質服務及用餐體驗的風險 餐廳的成功主要取決於顧客滿意度，而 顧客滿意度取決於「海底撈」品牌的持 續受歡迎程度，並取決於本集團提供美 好用餐體驗的能力。由於本集團繼續擴 大規模、擴大地域覆蓋範圍及擴大我們 的食品供應及服務，維持食品及服務質 量一致性可能變得更加困難，且本集團 無法保證客戶對我們品牌的信心不會下 降。概不保證本集團將能夠繼續為顧客 提供優質服務及愉快的用餐體驗。倘消 費者認為或體驗到食品質量、服務、氛 圍或性價比的惡化，或以任何方式認為 本集團無法一如既往地提供愉快的用餐 體驗，我們的品牌價值可能受損，而光 顧我們餐廳的顧客人數可能下降，這可 能對本集團的業務造成重大不利影響。 本集團的用餐體驗質量可能受到多項因 素的不利影響，其中包括： • 等候時間長； • 員工提供的服務質量下降；

年度報告 2025 Annual Report 83 Directors’ Report 董事會報告 • inability to pioneer and introduce new menu items that gain popularity among guests; • inability to meet the localized needs of the guests and adapt to changes in consumer tastes and preferences; • decline in food quality, or the perception of such decline amongst guests; • any significant liability claims or food contamination complaints from the guests; • inability to offer quality food at affordable prices; • decrease in the attractiveness or quality of the design of the restaurants; and • low quality of delivery service. The Group cannot guarantee that the dining experience will continue to be of high quality and favored by guests, nor that the existing and new restaurants will continue to be successful. To mitigate risks associated with maintaining the high standards of its quality services and dining experience, the Group has cultivated a corporate culture centred on customer satisfaction and employee empowerment. The Group has implemented comprehensive training programmes to ensure that all employees consistently deliver exceptional and personalised services. In addition, frontline restaurant staff are empowered to promptly address and resolve customer feedback, with a view to enhancing the overall dining experience and strengthening brand loyalty. In support of the above strategies, the Group applies consistent and stringent quality control measures across all restaurants, covering food safety, environmental hygiene and dining environment. Performance is continuously monitored through customer feedback mechanisms and rigorous internal assessments. • 無法開創及推出廣受顧客歡迎的新 菜品； • 無法滿足顧客的本地化需求以及適 應消費者口味及喜好的變化； • 食物質量下降，或顧客對食物質量 下降的看法； • 顧客的任何重大責任索償或食物污 染投訴； • 無法以合理的價格提供優質食物； • 餐廳設計的吸引力或質量下降；及 • 外賣服務質量低。 本集團無法保證用餐體驗將繼續保持優 質及受顧客歡迎，亦無法保證現有及新 餐廳將繼續取得成功。 為降低維持高標準服務質量及用餐體驗 所帶來的相關風險，本集團已培育出 一種以顧客滿意及員工賦能為核心的企 業文化。本集團實施全面培訓計劃，確 保所有員工持續提供卓越且個性化的服 務。此外，本集團賦予餐廳基層員工充 分授權，使其能夠即時處理並解決顧客 反饋，從而提升整體用餐體驗並增強品 牌忠誠度。 為配合上述策略，本集團在所有餐廳嚴 格執行統一而嚴謹的質量控制，涵蓋食 品安全、環境衛生及用餐環境，並通過 顧客反饋機制及嚴格的內部評估持續監 控表現。

84 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 Risks of Maintaining and Enhancing Brand Recognition or Reputation The Group believes that maintaining and enhancing the brand is important to maintain competitive advantages in the international catering service industry. However, the Group’s ability to maintain brand recognition depends on a number of factors, some of which are beyond its control. The Group may face negative publicity, malicious allegations, customer disputes, and unauthorized use of the “Haidilao (海底撈)” brand, all of which may tarnish the appeal and reputation of the brand. In particular, the “Haidilao (海底撈)” brand is also used by Haidilao International. The brand image and reputation may be adversely affected by negative publicity or customer disputes of Haidilao International, which are out of the Group’s control. Moreover, the Group’s continued success in maintaining and enhancing the brand and image depends to a large extent on its ability to maintain the distinctive combination of its services, and its localized and high-quality food ingredients at affordable prices, as well as its flexibility to adapt to any changes in the competitive landscape in the hot pot industry. If the Group is unable to do so, the value of the brand or image will be diminished and the business and results of operations may be materially and adversely affected. As the Group continues to extend the geographic reach and grow in size, maintaining quality and consistency may be more difficult and the Group cannot assure that guests’ confidence in the brand will not be diminished. To mitigate risks to its brand recognition and reputation, the Group strictly enforces standardized food safety and service protocols to ensure consistently exceptional dining experiences, while maintaining proactive public relations and crisis management mechanisms to swiftly address and resolve any potential negative publicity. 維持及提升品牌知名度或聲譽的風險 本集團認為維持及提升品牌對維持本集 團於國際餐飲服務行業的競爭優勢至關 重要。然而，本集團維持品牌知名度的 能力取決於多項因素，其中部分因素非 本集團所能控制。本集團可能面臨負面 宣傳、惡意指稱、客戶糾紛及未經授權 使用「海底撈」品牌，所有該等情況均可 能損害品牌的吸引力及聲譽。特別是， 「海底撈」品牌亦由海底撈國際使用。品 牌形象及聲譽可能因海底撈國際的負面 宣傳或客戶糾紛而受到不利影響，而這 屬於本集團控制範圍以外。此外，本集 團在維持及提升品牌及形象方面的持續 成功很大程度上取決於本集團維持獨特 的服務組合及價格相宜的本地化優質食 材的能力，以及本集團適應火鍋行業競 爭格局任何變化的靈活性。倘本集團無 法如此行事，本集團的品牌價值或形象 將會受損，而本集團的業務及經營業績 可能會受到重大不利影響。由於本集團 繼續擴大地理覆蓋範圍及擴大規模，維 持質量及一致性可能更加困難，且本集 團無法保證顧客對品牌的信心不會下降。 為減少與維持品牌知名度及聲譽相關的 風險，本集團嚴格執行標準化的食品安 全及服務協議，以確保始終如一的卓越 用餐體驗，同時保持主動的公共關係及 危機管理機制，以迅速處理及解決任何 潛在的負面宣傳。

年度報告 2025 Annual Report 85 Directors’ Report 董事會報告 Risks of Fluctuations in Exchange Rates Because the Group conducts a significant and growing portion of the business in currencies other than the USD but report the consolidated financial results in USD, the Group faces, exposure to fluctuations in currency exchange rates. During the Reporting Period, the Group recorded US$14.1 million net foreign exchange gain. As exchange rates vary, revenue, cost of raw materials and consumables, exclusive of depreciation and amortization, operating expenses, other income and expense, and assets and liabilities, when translated, may also vary materially and thus affect the overall financial results. The Company may in the future, enter into hedging arrangements to manage foreign currency translation, but such activity may not completely eliminate fluctuations in the operating results due to currency exchange rate changes. Hedging arrangements are inherently risky, and the Company does not have experience establishing hedging programs, which could expose it to additional risks that could adversely affect the financial condition and operating results. Risks of Allocation of Taxable Income The Group’s international operations involve certain intra-group transactions and cross border business arrangements during the ordinary course of business, which may impose inherent uncertainty over the Group’s profit allocation and its respective tax position across different jurisdictions. The tax treatments of these transactions or arrangements may be subject to interpretation by respective tax authorities in different countries. Although in the past the Group did not identify transfer pricing risks in the intra-group transactions, there is no assurance that relevant tax authorities would not challenge the appropriateness of its transfer pricing arrangement in the future or that the relevant regulations or standards governing such arrangement will not be subject to future changes. In the event a competent tax authority later finds that the transfer prices and the terms that the Group has applied are not appropriate, such authority could require the relevant subsidiaries to re-determine transfer prices and thereby reallocate the income or adjust the taxable income or deduct costs and expenses of the relevant subsidiary in order to accurately reflect such income. Any such reallocation or adjustment could result in a higher overall tax liability for the Group and if this occurs, it may have a material and adverse effect on the business, financial condition and results of operations. 匯率波動的風險 由於本集團以美元以外的貨幣經營大部 分及不斷增長的業務，但以美元呈報綜 合財務業績，故本集團面臨貨幣匯率波 動的風險。於報告期內，本集團錄得匯 兌收益淨額14.1百萬美元。由於匯率不 同，收入、原材料及易耗品成本（不包括 折舊及攤銷）、經營開支、其他收益及開 支以及資產及負債於換算時亦可能出現 重大差異，因而影響整體財務業績。本 公司日後可能會訂立對沖安排以管理外 幣換算，但該等活動未必能完全消除因 貨幣匯率變動導致的經營業績波動。對 沖安排存在固有風險，且本公司並無制 定對沖計劃的經驗，這可能使其面臨可 能對財務狀況及經營業績產生不利影響 的額外風險。 應課稅收入分配的風險 本集團的國際業務涉及日常業務過程中 的若干集團內交易及跨境業務安排，或 會對本集團的溢利分配及不同司法權區 的各自稅務狀況造成固有的不確定性。 該等交易或安排的稅務處理或須遵守不 同國家各自稅務機關的詮釋。儘管過去 本集團於集團內交易中並無發現轉讓定 價風險，但概不保證相關稅務機關日後 不會質疑其轉讓定價安排是否恰當，亦 不保證規管有關安排的相關法規或標準 未來不會發生變動。倘主管稅務機關其 後發現本集團所採用的轉讓價格及條款 不適當，則該機關可要求相關附屬公司 重新釐定轉讓價格，從而重新分配收入 或調整應課稅收入或扣除相關附屬公司 的成本和開支，以準確反映有關收入。 任何該等重新分配或調整均可能導致本 集團的整體稅項負債增加，倘發生該情 況，則可能對業務、財務狀況及經營業 績產生重大不利影響。

Directors' Report
董事會報告

Specifically, with respect to Singapore, to strengthen international cooperation in taxation matters, stamp out harmful practices and combat tax avoidance by multinational enterprises ("**MNEs**"), the Organization for Economic Co-operation and Development was tasked by the G20 to study and deal with the issue of Base Erosion and Profit Shifting ("**BEPS**") by MNEs. Discussions on BEPS were subsequently broadened to include more than 140 jurisdictions, through a platform called the Inclusive Framework on BEPS ("**IF**"). In October 2021, the IF agreed on a Two Pillar solution ("**BEPS 2.0**") to address the tax challenges arising from the digitalization of the economy. BEPS 2.0 has since been accepted by more than 135 member jurisdictions of the IF, including Singapore. Under BEPS 2.0:

- Pillar 1 seeks to re-allocate some profits and in turn, taxes, of affected MNE groups from where economic activities are conducted to where the customers are. International discussions remain ongoing as to how to determine the jurisdictions that will surrender profits for re-allocation to market jurisdictions, and how much each will have to surrender.

- Pillar 2 introduces, among other things, the Global Anti-Base Erosion Model Rules ("**GloBE Rules**"), which in turn introduces a global minimum effective tax rate ("**ETR**") of 15% for MNE groups with annual global revenues of 750m Euros or more. If an affected MNE group has an ETR of less than 15% in Singapore at the group level, other jurisdictions can collect the difference of up to 15%. Singapore has enacted the Multinational Enterprise (Minimum Tax) Act 2024 and published related subsidiary legislation to implement the GloBE Rules (Pillar Two) relating to top-up tax under the Income Inclusion Rule and the Domestic Top-up Tax, both of which has taken effect from January 1, 2025.

To mitigate this risk, the Group from time to time engages reputable external tax advisors to regularly review its intra-group transactions and maintains comprehensive transfer pricing documentation to ensure strict compliance with local tax regulations and international standards across all operating jurisdictions.

具體而言，就新加坡而言，為加強稅收事宜方面的國際合作，杜絕不正之風及打擊跨國企業避稅行為，經濟合作與發展組織受20國集團委託研究及應對跨國企業的稅基侵蝕與利潤轉移（「**BEPS**」）問題。通過BEPS包容性框架（「**IF**」）平台，有關BEPS的討論隨後擴展至超過140個司法權區。於2021年10月，IF就應對經濟數字化稅收挑戰的兩大支柱方案（「**BEPS 2.0**」）達成共識。BEPS 2.0自此已獲得超過135個IF成員國司法權區的支持，包括新加坡。根據BEPS 2.0：

- 第一支柱尋求重新分配部分利潤，及進而重新分配受影響跨國企業集團從開展經濟活動所在地區到客戶所在地區的稅收。國際討論仍在進行，內容有關如何釐定將犧牲利潤以重新分配至市場司法權區的司法權區，及各自須犧牲的利潤數額。

- 第二支柱引入（其中包括）全球反稅基侵蝕規則（「**GloBE規則**」），進而為全球年營業額達7.5億歐元或以上的跨國企業集團引入15%的全球最低實際稅率（「**ETR**」）。倘在集團層面受影響跨國企業集團在新加坡的ETR低於15%，其他司法權區可收取最高15%的差額。新加坡已頒佈《2024年跨國企業（最低稅）法》並公佈相關附屬立法，以實施全球反稅基侵蝕規則（第二支柱）中關於收入納入規則和國內補足稅的補繳稅規定。兩項規則均於2025年1月1日起生效。

為減少該風險，本集團不時聘請知名的外部稅務顧問定期審閱其集團內交易，並維持全面的轉讓定價文件，以確保在所有經營司法權區嚴格遵守當地稅務法規及國際標準。

86
特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 87 Directors’ Report 董事會報告 Risks of Our Innovative Business Forms The Group has invested, and expects to continue to invest, significant financial and management resources in the development of new restaurant brands and business ventures, including through the “Pomegranate Plan” under which the Group seeks to incubate, develop, and operate restaurant concepts beyond its core Haidilao brand. These new brand initiatives require substantial upfront capital expenditure for site selection, lease commitments, restaurant build-out, staffing, supply chain development, and marketing, with no assurance that any such brand will achieve profitability or consumer acceptance. The expansion into new and unfamiliar restaurant categories may expose the Group to competitive dynamics, regulatory requirements, and supply chain challenges that differ materially from those encountered in its core hot pot business, and there can be no assurance that the experience and capabilities the Group has developed in operating Haidilao restaurants will be transferable to these new ventures. If the Group is unable to successfully develop, scale, or manage new restaurant brands, or if it is required to recognize impairment charges or write-offs in connection with underperforming ventures, its business, financial condition, and results of operations could be materially and adversely affected. To mitigate these risks, the Group has implemented a disciplined stage-gate evaluation process for all new brand concepts under the “Pomegranate Plan”, requiring each concept to meet defined performance milestones before additional capital is committed, and continuously monitors the operational and financial performance of each new brand to enable timely corrective action, including the reallocation of resources or the orderly wind-down of underperforming concepts. 我們創新業態的風險 本集團已投入並預計將持續投入大量財 務及管理資源於開發新餐飲品牌及業 務，包括通過「紅石榴計劃」，旨在尋 求孵化、開發及經營其核心海底撈品牌 以外的餐廳概念。該等新品牌計劃在選 址、租賃承諾、餐廳裝修、人員配備、 供應鏈開發及營銷方面需要大量的前期 資本開支，且概不保證任何該等品牌將 實現盈利或獲得消費者認可。拓展至全 新且不熟悉的餐廳類別可能會使本集團 面臨與其核心火鍋業務截然不同的競爭 動態、監管要求及供應鏈挑戰，且概不 保證本集團在經營海底撈餐廳過程中積 累的經驗及能力將可轉移至該等新業 務。倘本集團無法成功開發、規模化或 管理新餐廳品牌，或倘其被要求就表現 不佳的業務確認減值撥備或撇銷，其業 務、財務狀況及經營業績可能會受到重 大不利影響。 為減輕該等風險，本集團對「紅石榴計 劃」下的所有新品牌概念實施了嚴格的階 段性評估流程，要求每個概念在投入額 外資本前達到明確的績效里程碑，並持 續監控每個新品牌的營運及財務表現， 以便及時採取糾正措施，包括重新分配 資源或有序關閉表現不佳的概念。

88 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 Risks Related to Our ADSs and Shares In addition, we are subject to certain risks related to our ADSs and Shares, which include: • The trading prices of our ADSs and Shares have been, and are likely to be volatile, which could result in substantial losses to investors. • The characteristics of the U.S. capital markets and the Stock Exchange are different, which may negatively affect the trading prices of our Shares and/or ADSs. • Substantial future sales or perceived potential sales of the ADSs, Shares or other equity securities in the public market could cause the price of the ADSs and/or Shares to decline significantly. • If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs and Shares, the market price for our ADSs or Shares and trading volume could decline. • There can be no assurance that we will pay dividends. • Techniques employed by short sellers may drive down the market price of the ADSs. • There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs. 與我們美國存託股份及股份有關的風險 此外，我們還面臨與我們美國存託股份 及股份有關的若干風險，其中包括： • 我們美國存託股份及股份的交易價 已經並且可能會波動，這可能會給 投資者帶來重大損失。 • 美國資本市場與聯交所的特點不 同，這可能會對我們股份及╱或美 國存託股份的交易價產生負面影響。 • 美國存託股份、股份或其他股本證 券未來在公開市場上的大量銷售或 預期潛在銷售可能導致美國存託股 份及╱或股份的價格大幅下跌。 • 若證券或行業分析師不發表有關我 們業務的研究或報告，或若彼等對 有關我們美國存託股份及股份的建 議作出不利變更，則我們美國存託 股份或股份的市價及成交量可能下 降。 • 我們無法保證會派付股息。 • 賣空者所採用的方法可能會導致美 國存託股份的市價下跌。 • 香港印花稅是否適用於我們美國存 託股份的交易或轉換存在不確定性。

年度報告 2025 Annual Report 89 Directors’ Report 董事會報告 PROSPECTS A description of the future development in the Group’s business is provided in “Chairperson’s Statement” and “Management Discussion and Analysis” of this annual report. DIRECTORS AND SENIOR MANAGEMENT Details of Board composition are provided in “Corporate Information” in this annual report. Biographical details of the Directors and the senior management of the Group are provided in “Directors and Senior Management” of this annual report. Save as disclosed in “Directors and Senior Management”, the Directors confirm that no information is required to be disclosed pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules. In accordance with Article 84(1) of the Articles of Association, one-third of the Directors will retire by rotation at every AGM (provided that every Director shall be subject to retirement by rotation at least once every three years) and, being eligible, offer themselves for re-election. Mr. TAN Kang Uei, Anthony, Mr. LIEN Jown Jing Vincent, and Ms. LIU Li will retire from the Board by rotation at the AGM and, being eligible, offer themselves for re-election. No Director proposed for re-election at the AGM has an unexpired service contract that is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation. 展望 有關本集團未來業務發展的描述載於本 年報「主席報告」及「管理層討論與分析」。 董事及高級管理層 董事會組成詳情載於本年報「公司資 料」。本集團董事及高級管理層的履歷詳 情載於本年報「董事及高級管理層」。除 「董事及高級管理層」所披露者外，董事 確認並無其他資料須根據香港上市規則 第13.51B(1)條予以披露。 根據組織章程細則第84(1)條，三分之一 的董事將於每屆股東週年大會上輪席退 任（但是每位董事每三年至少須輪席退任 一次）並有資格競選連任。陳康威先生、 連宗正先生和劉麗女士將於股東週年大 會上自董事會輪席退任並有資格競選連 任。 概無擬於股東週年大會上競選連任的董 事與本公司或其任何附屬公司訂立如無 作出賠償（法定賠償除外）則不能釐定於 一年內終止的未屆滿服務合約。

90 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 DIRECTORS’ SERVICE CONTRACTS Each of the executive Directors entered into a service contract with the Company. Pursuant to this agreement, they agreed to act as executive Directors for an initial term of three years with effect from the date of the appointment and shall be subject to re-election as and when required under the Articles of Association. Either party has the right to give not less than 30 days written notice to terminate the agreement. Each of the non-executive Director and independent non-executive Directors has entered into an appointment letter with the Company. The initial term for their appointment letters shall be three years with effect from the date of the appointment and shall be subject to re-election as and when required under the Articles of Association, until terminated in accordance with the terms and conditions of the appointment letter or by either party giving to the other not less than three months prior notice in writing. None of the Directors have an unexpired service contract that is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation. INDEPENDENCE OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS The Company has confirmed that each of the independent non-executive Directors, namely Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent, holds the respective independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Company considers all independent non-executive Directors to be independent and there is no change which may affect their independence during the Reporting Period. 董事服務合約 各執行董事與本公司訂立了服務合約。 根據該協議，各執行董事同意擔任執行 董事一職，初始期限為自獲委任日期起 計為期三年，且須按組織章程細則的規 定競選連任。協議任何一方有權發出不 少於30天的書面通知終止該協議。 各非執行董事及獨立非執行董事已與本 公司訂立委任書。委任書的初始期限為 自委任日期起計為期三年，且須按組織 章程細則的規定競選連任，直至根據委 任書的條款及條件或由其中一方向另一 方提前發出不少於三個月的書面通知予 以終止為止。 概無董事與本公司或其任何附屬公司訂 立如無作出賠償（法定賠償除外）則不能 釐定於一年內終止的未屆滿服務合約。 獨立非執行董事的獨立性 本公司已確認各獨立非執行董事（即陳康 威先生、張思樂先生及連宗正先生）根據 香港上市規則第3.13條擁有各自之獨立 性。本公司認為所有獨立非執行董事均 為獨立且於報告期內並無可能影響彼等 獨立性的變動。

年度報告 2025 Annual Report 91 Directors’ Report 董事會報告 DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES As of December 31, 2025, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) to be notified to the Company and the Stock Exchange pursuant to the Model Code, were as follows: Interest in the Company Name Nature of interest Number of Shares Approximately percentage of the total issued share capital(4) 姓名 權益性質 股份數目 佔已發行 股本總數的 概約百分比(4) Ms. SHU Ping(1) Founder of a discretionary trust 279,737,389(L) 43.02% 舒萍女士(1) 全權信託創立人 Beneficiary of a trust 信託受益人 Ms. June YANG Lijuan(2) Beneficial owner 17,757,122(L) 2.73% 楊利娟女士(2) 實益擁有人 Mr. LI Yu(3) Beneficial owner 39,750(L) 0.006% 李瑜先生(3) 實益擁有人 Ms. LIU Li(3) Beneficial owner 3,096,650(L) 0.48% 劉麗女士(3) 實益擁有人 Remark: (L) representing long position. 董事及最高行政人員於股份、相關股份 及債權證中的權益及淡倉 截至2025年12月31日，本公司董事及 最高行政人員於本公司或其任何相聯法 團（定義見證券及期貨條例第XV部）的股 份、相關股份或債權證中擁有(a)根據證 券及期貨條例第XV部第7及8分部須知會 本公司及聯交所的權益及淡倉（包括根據 證券及期貨條例的有關條文被當作或視 為擁有的權益及淡倉）；或(b)根據證券及 期貨條例第352條規定須登記於該條所指 登記冊的權益及淡倉；或(c)根據標準守 則須知會本公司及聯交所的權益及淡倉 如下： 於本公司的權益 備註：(L)代表好倉。

Directors' Report
董事會報告

Notes:

(1) Details of the nature of interest held by Ms. SHU Ping are provided in the notes (1) and (2) to "– Substantial Shareholders' Interests and Short Positions in Shares and Underlying Shares" in this section.

(2) Ms. June YANG Lijuan (as the settlor of the Ming Trust, the beneficiaries of which are Ms. June YANG Lijuan and The Ting Trust) and J.P. Morgan Trust Company (Singapore) Pte. Ltd. (as the trustee of the Ming Trust) are taken to be interested in the Shares held by YLJ YIHAI LTD and Elite Ming Limited under the SFO.

(3) Mr. LI Yu is interested in 39,750 Shares by virtue of the award Shares granted to him under the Share Award Scheme. Ms. LIU Li is interested in 3,096,650 Shares by virtue of the award Shares granted to them under the Share Award Scheme.

(4) As of December 31, 2025, the Company had 650,299,000 issued Shares in total.

附註：

(1) 有關舒萍女士所持權益性質的詳情載於本節「－主要股東於股份及相關股份中的權益及淡倉」附註(1)及(2)。

(2) 根據證券及期貨條例，楊利娟女士（作為Ming Trust的財產授予人，而Ming Trust的受益人為楊利娟女士及Ting Trust）及J.P. Morgan Trust Company (Singapore) Pte. Ltd.（作為Ming Trust的受託人）被視為於YLJ YIHAI LTD及Elite Ming Limited所持的股份中擁有權益。

(3) 李瑜先生因根據股份獎勵計劃獲授予獎勵股份而於39,750股股份中擁有權益。劉麗女士因根據股份獎勵計劃獲授予獎勵股份而於3,096,650股股份中擁有權益。

(4) 截至2025年12月31日，本公司已發行股份共計650,299,000股。

Save as disclosed above, as of December 31, 2025, none of the Directors or chief executive of the Company and their respective associates has or is deemed to have any interests or short positions in the Shares, underlying Shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which will be required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO); or which will be required to be recorded in the register to be kept by the Company pursuant to Section 352 of the SFO, or which will be required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

除上文所披露者外，截至2025年12月31日，本公司董事或最高行政人員及彼等各自的聯繫人於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份或債權證中概無擁有或被視為擁有根據證券及期貨條例第XV部第7及8分部將須知會本公司及聯交所的任何權益或淡倉（包括彼等根據證券及期貨條例的有關條文被當作或被視為擁有的權益及淡倉），或根據證券及期貨條例第352條將須記錄於本公司所存置的登記冊內的任何權益或淡倉，或根據標準守則將須知會本公司及聯交所的任何權益或淡倉。

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of December 31, 2025, the followings are the persons who had interests or short positions in the Shares and underlying Shares which would be required to be notified to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO; or as recorded in the register of interests required to be kept by the Company pursuant to Section 336 of Part XV of the SFO:

主要股東於股份及相關股份中的權益及淡倉

截至2025年12月31日，下列人士為於股份及相關股份中擁有根據證券及期貨條例第XV部第2及3分部的條文須知會本公司及聯交所的權益或淡倉的人士，或根據證券及期貨條例第XV部第336條本公司須存置的權益登記冊所記錄的權益或淡倉的人士：

92 特海国际控股有限公司
Super Hi International Holding Ltd.

Directors' Report
董事會報告

Name 姓名／名稱	Nature of interest 權益性質	Number of Shares 股份數目	Approximately percentage of the total issued share capital[7] 佔已發行股本總數的概約百分比[7]
UBS Trustees (B.V.I.) Limited[1][2][4][5]	Trustee 受託人	387,745,827(L)	59.63%
Ms. SHU Ping[1][2] 舒萍女士[1][2]	Founder of a discretionary trust 全權信託創立人 Beneficiary of a trust 信託受益人	279,737,389(L)	43.02%
SP NP LTD[1]	Beneficial owner 實益擁有人	71,561,070(L)	11.00%
Mr. ZHANG Yong[1][2] 張勇先生[1][2]	Founder of a discretionary trust 全權信託創立人 Beneficiary of a trust 信託受益人	279,737,389(L)	43.02%
ZY NP LTD[2]	Beneficial owner 實益擁有人	208,176,319(L)	32.01%
Mr. Sean SHI[3][4][5] 施永宏先生[3][4][5]	Founder of a discretionary trust 全權信託創立人 Interest of spouse 配偶權益	111,758,438(L)	17.19%
SYH NP LTD[4]	Beneficial owner 實益擁有人	45,928,069(L)	7.06%
Ms. Hailey LEE[3][4][6] 李海燕女士[3][4][5]	Founder of a discretionary trust 全權信託創立人 Beneficial owner 實益擁有人	111,758,438(L)	17.19%

年度報告
2025 Annual Report
93

Directors' Report
董事會報告

Name 姓名／名稱	Nature of interest 權益性質	Number of Shares 股份數目	Approximately percentage of the total issued share capital[7] 佔已發行股本總數的概約百分比[7]
LHY NP LTD[5]	Beneficial owner 實益擁有人	62,080,369(L)	9.55%
Futu Trustee Limited[6] 富途信託有限公司[6]	Trustee 受託人	61,933,000(L)	9.52%
ESOP Platform I[6] ESOP平台I[6]	Beneficial owner 實益擁有人	43,353,100(L)	6.67%

Remark: (L) representing long position.

Notes:

(1) SP NP LTD is an investment holding company incorporated in the BVI. The entire share capital of SP NP LTD is wholly-owned by UBS Trustees (B.V.I.) Limited as the trustee of Rose Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Rose Trust. Rose Trust is a discretionary trust set up by Ms. SHU Ping as the settlor and protector on August 22, 2018 for the benefit of herself, Mr. ZHANG Yong and their family. Ms. SHU Ping (as the founder), UBS Trustees (B.V.I.) Limited (as the trustee) and Mr. ZHANG Yong (as a beneficiary (other than a discretionary interest)) are taken to be interested in the Shares held by SP NP LTD under the SFO.

(2) ZY NP LTD is an investment holding company incorporated in the BVI. The entire share capital of ZY NP LTD is wholly-owned by UBS Trustees (B.V.I.) Limited as the trustee of Apple Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Apple Trust. Apple Trust is a discretionary trust set up by Mr. ZHANG Yong as the settlor and protector on August 22, 2018 for the benefit of himself, Ms. SHU Ping (his spouse) and their family. Therefore, Mr. ZHANG Yong (as the founder), UBS Trustees (B.V.I.) Limited (as the trustee) and Ms. SHU Ping (as a beneficiary (other than a discretionary interest)) are taken to be interested in the Shares held by ZY NP LTD under the SFO.

備註：(L)代表好倉。

附註：

(1) SP NP LTD為一家於英屬處女群島註冊成立的投資控股公司。SP NP LTD的全部股本由UBS Trustees (B.V.I.) Limited（作為Rose Trust的受託人）通過UBS Nominees Limited（以Rose Trust受託人的代名人身份）全資擁有。Rose Trust為舒萍女士以財產授予人及保護人的身份為其本身、張勇先生及其家族的利益於2018年8月22日成立的全權信託。根據證券及期貨條例，舒萍女士（作為創立人）、UBS Trustees (B.V.I.) Limited（作為受託人）及張勇先生（作為受益人（酌情權益除外））被視為於SP NP LTD所持的股份中擁有權益。

(2) ZY NP LTD為一家於英屬處女群島註冊成立的投資控股公司。ZY NP LTD的全部股本由UBS Trustees (B.V.I.) Limited（作為Apple Trust的受託人）通過UBS Nominees Limited（以Apple Trust受託人的代名人身份）全資擁有。Apple Trust為張勇先生以財產授予人及保護人的身份為其本身、舒萍女士（其配偶）及其家族的利益於2018年8月22日成立的全權信託。因此，根據證券及期貨條例，張勇先生（作為創立人）、UBS Trustees (B.V.I.) Limited（作為受託人）及舒萍女士（作為受益人（酌情權益除外））被視為於ZY NP LTD所持的股份中擁有權益。

94 特海国际控股有限公司
Super Hi International Holding Ltd.

Directors' Report
董事會報告

(3) Ms. Hailey LEE directly holds 3,750,000 Shares in the Company and she is the spouse of Mr. Sean SHI. Therefore, Mr. Sean SHI is deemed to be interested in the Shares in which Ms. Hailey LEE is interested under the SFO.

(3) 李海燕女士直接持有本公司的3,750,000股股份且其為施永宏先生的配偶。因此，根據證券及期貨條例，施永宏先生被視為於李海燕女士擁有權益的股份中擁有權益。

(4) SYH NP LTD is an investment holding company incorporated in the BVI. The entire share capital of SYH NP LTD is wholly-owned by UBS Trustees (B.V.I.) Limited as the trustee of Cheerful Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Cheerful Trust. Cheerful Trust is a discretionary trust set up by Mr. Sean SHI and Ms. Hailey LEE as the settlors and protectors on August 22, 2018 for the benefit of themselves and their family. Mr. Sean SHI and Ms. Hailey LEE (as the founders) and UBS Trustees (B.V.I.) Limited (as the trustee) are taken to be interested in the Shares held by SYH NP LTD under the SFO.

(4) SYH NP LTD為一家於英屬處女群島註冊成立的投資控股公司。SYH NP LTD的全部股本由UBS Trustees (B.V.I.) Limited（作為Cheerful Trust的受託人）通過UBS Nominees Limited（以Cheerful Trust受託人的代名人身份）全資擁有。Cheerful Trust為施永宏先生及李海燕女士以財產授予人及保護人的身份為彼等及家族利益於2018年8月22日成立的全權信託。根據證券及期貨條例，施永宏先生及李海燕女士（作為創立人）及UBS Trustees (B.V.I.) Limited（作為受託人）被視為於SYH NP LTD所持的股份中擁有權益。

(5) LHY NP LTD is an investment holding company incorporated in the BVI. The entire share capital of LHY NP LTD is wholly-owned by UBS Trustees (B.V.I.) Limited as the trustee of Cheerful Trust via UBS Nominees Limited in its capacity as nominee for the trustee of Cheerful Trust. Cheerful Trust is a discretionary trust set up by Mr. Sean SHI and Ms. Hailey LEE as the settlors and protectors on August 22, 2018 for the benefit of themselves and their family. Mr. Sean SHI and Ms. Hailey LEE (as the founders) and UBS Trustees (B.V.I.) Limited (as the trustee) are taken to be interested in the Shares held by LHY NP LTD under the SFO.

(5) LHY NP LTD為一家於英屬處女群島註冊成立的投資控股公司。LHY NP LTD的全部股本由UBS Trustees (B.V.I.) Limited（作為Cheerful Trust的受託人）通過UBS Nominees Limited（作為Cheerful Trust受託人的代名人身份）全資擁有。Cheerful Trust為施永宏先生及李海燕女士以財產授予人及保護人的身份為彼等及家族利益於2018年8月22日成立的全權信託。根據證券及期貨條例，施永宏先生及李海燕女士（作為創立人）及UBS Trustees (B.V.I.) Limited（作為受託人）被視為於LHY NP LTD所持的股份中擁有權益。

(6) Futu Trustee Limited was appointed by the Company as the trustee to manage and administer the Share Award Scheme and to hold Shares to be granted to eligible persons under the Share Award Scheme through its wholly-owned subsidiaries, the ESOP Platform I and the ESOP Platform II.

(6) 富途信託有限公司獲本公司委任為受託人，以管理及執行股份獎勵計劃，並透過其全資附屬公司、ESOP平台I及ESOP平台II持有根據股份獎勵計劃將授予合資格人士的股份。

(7) As of December 31, 2025, the Company had 650,299,000 issued Shares in total.

(7) 截至2025年12月31日，本公司已發行股份共計650,299,000股。

年度報告
2025 Annual Report 95

96 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 Save as disclosed above, as of December 31, 2025, the Directors and the chief executives of the Company are not aware of any other person (other than the Directors or chief executives of the Company) who had an interest or short position in the Shares or underlying Shares of the Company which would be required to be notified to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO; or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO. DIRECTORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES Save as disclosed in “－Directors and Chief Executives’ Interests and Short Positions in Shares, Underlying Shares and Debentures” in this section, at no time during the Reporting Period was the Company or any of its subsidiaries, a party to any arrangement that would enable the Directors to acquire benefits by means of acquisition of the Shares in, or debentures of, the Company or any other body corporate, and none of the Directors or any of their spouses or children under the age of 18 were granted any right to subscribe for the equity or debt securities of the Company or any other body corporate or had exercised any such right. MANAGEMENT CONTRACTS No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the Reporting Period. DIRECTORS’ INTEREST IN COMPETING BUSINESS During the Reporting Period, none of the Directors or their respective associates (as defined under the Hong Kong Listing Rules) had engaged in or had any interest in any business which competes or may compete, either directly or indirectly, with the business of the Group which would require disclosure under Rule 8.10 of the Hong Kong Listing Rules. 除上文所披露者外，截至2025年12月31 日，本公司董事及最高行政人員並不知 悉任何其他人士（本公司董事或最高行政 人員除外）於本公司股份或相關股份中擁 有根據證券及期貨條例第XV部第2及第3 分部的條文須知會本公司及聯交所的權 益或淡倉；或根據證券及期貨條例第336 條本公司須存置的登記冊所記錄的權益 或淡倉。 董事收購股份或債權證的權利 除本節「－董事及最高行政人員於股份、 相關股份及債權證中的權益及淡倉」所披 露者外，於報告期內，本公司或其任何 附屬公司均非任何安排的其中一方以讓 董事通過收購本公司或任何其他法人團 體的股份或債權證的方式收取利益，亦 概無董事或任何彼等的配偶或18歲以下 的子女獲授任何權利以認購本公司或任 何其他法人團體的股本或債務證券或已 行使任何該等權利。 管理合約 於報告期內，概無訂立或存在有關本公 司全部或任何重大部分業務之管理及行 政的合約。 董事於競爭性業務的權益 於報告期內，概無董事或彼等各自的聯 繫人（定義見香港上市規則）直接或間 接從事與本集團須根據香港上市規則第 8.10條披露的業務產生競爭或可能產生 競爭之業務，或於該業務中擁有任何權 益。

Directors' Report
董事會報告

LOAN AGREEMENT WITH COVENANTS RELATING TO SPECIFIC PERFORMANCE OF THE CONTROLLING SHAREHOLDERS

有關控股股東履行特定責任之契諾的貸款協議

As of December 31, 2025, the Company has not entered into any loan agreement which contains covenants requiring specific performance of the Controlling Shareholders.

截至2025年12月31日，本公司並無訂立任何載有要求控股股東履行特定責任之契諾的貸款協議。

CONNECTED TRANSACTIONS

關連交易

Among the related party transactions disclosed in note 35 to the Financial Statements, the following transactions constitute connected transactions for the Company under the Hong Kong Listing Rules and are required to be disclosed in this annual report in accordance with Rule 14A.71 of the Hong Kong Listing Rules. The Company confirmed that the other related party transactions do not fall under the definition of "connected transaction" or "continuing connected transaction" (as the case may be) in Chapter 14A of the Hong Kong Listing Rules and complied with the disclosure requirements in accordance with Chapter 14A of the Hong Kong Listing Rules.

於財務報表附註35披露的關聯方交易中，下列交易根據香港上市規則構成本公司的關連交易，且根據香港上市規則第14A.71條須於本年報中披露。本公司確認其他關聯方交易不歸入香港上市規則第十四A章有關「關連交易」或「持續關連交易」(視情況而定)的定義及符合香港上市規則第十四A章的披露規定。

Continuing Connected Transactions

持續關連交易

YIZHIHUA Agreements

YIZHIHUA協議

New Master Decoration Project Management Service Agreement

新總裝修工程管理服務協議

The Company and YIZHIHUA, each for itself and on behalf of its subsidiaries, entered into a New Master Decoration Project Management Service Agreement on October 17, 2023 for a term of three years commencing from January 1, 2024 to December 31, 2026 (both days inclusive). Pursuant to the New Master Decoration Project Management Service Agreement, YIZHIHUA agreed to provide decoration project management and related services, including but not limited to, selecting and supervising the design and construction subcontractors, and provision of procurement services to the Group in connection with the interior decoration and renovation of its restaurants. Details of the New Master Decoration Project Management Service Agreement are provided in the announcement of the Company dated October 17, 2023.

本公司及YIZHIHUA(各自為其本身及代表其附屬公司)於2023年10月17日訂立新總裝修工程管理服務協議，期限自2024年1月1日起至2026年12月31日(包括首尾兩日)止三年。根據新總裝修工程管理服務協議，YIZHIHUA同意就餐廳的室內裝修及翻新向本集團提供裝修工程管理及相關服務，包括但不限於選擇並監督設計及施工分包商以及提供採購服務。有關新總裝修工程管理服務協議的詳情載於本公司日期為2023年10月17日的公告。

YIZHIHUA was wholly owned by Mr. ZHANG Shuoyi, the brother of Mr. ZHANG Yong, and thus is a connected person of the Company. The transactions under the New Master Decoration Project Management Service Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules.

YIZHIHUA由張碩軼先生(張勇先生的胞弟)全資擁有，因此為本公司的關連人士。而新總裝修工程管理服務協議項下交易構成香港上市規則第十四A章項下的持續關連交易。

年度報告
2025 Annual Report
97

Directors' Report
董事會報告

The annual cap for the transaction amounts under the New Master Decoration Project Management Service Agreement for the years ended December 31, 2025 is US$5.8 million, while the actual transaction amount incurred for the year ended December 31, 2025 was US$0.1 million.

截至2025年12月31日止年度，新總裝修工程管理服務協議項下交易金額的年度上限為5.8百萬美元，而截至2025年12月31日止年度產生的實際交易金額為0.1百萬美元。

Master Decoration Project General Contract Service Agreement

總裝修工程總承包服務協議

The Company and YIZHIHUA, each for itself and on behalf of its subsidiaries, entered into the Master Decoration Project General Contract Service Agreement on October 17, 2023, for a term of three years commencing from January 1, 2024 to December 31, 2026 (both days inclusive). Pursuant to the Master Decoration Project General Contract Service Agreement, YIZHIHUA agreed to provide decoration project general contract services to the Group in connection with the interior decoration and renovation of its restaurants, including but not limited to, selecting and engaging subcontractors to carry out the decoration work and purchasing plants and equipment for the projects. Details of the Master Decoration Project General Contract Service Agreement are provided in the announcement of the Company dated October 17, 2023.

本公司與YIZHIHUA（各自為其本身及代表其附屬公司）於2023年10月17日訂立的總裝修工程總承包服務協議，期限為自2024年1月1日起至2026年12月31日（包括首尾兩日）止三年。根據總裝修工程總承包服務協議，YIZHIHUA同意就餐廳的室內裝修及翻新向本集團提供裝修工程總承包服務，包括但不限於挑選、委聘分包商開展裝修工作，以及為工程購買材料及設備。有關總裝修工程總承包服務協議的詳情載於本公司日期為2023年10月17日的公告。

YIZHIHUA was wholly owned by Mr. ZHANG Shuoyi, the brother of Mr. ZHANG Yong, and thus is a connected person of the Company. The transactions under the Master Decoration Project General Contract Service Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules.

YIZHIHUA由張碩軼先生（張勇先生的胞弟）全資擁有，因此為本公司的關連人士，而總裝修工程總承包服務協議項下交易構成香港上市規則第十四A章項下的持續關連交易。

The annual cap for the transaction amounts under the Master Decoration Project General Contract Service Agreement for the years ended December 31, 2025 is US$6.0 million, while the actual transaction amount incurred for the year ended December 31, 2025 was US$1.9 million.

截至2025年12月31日止年度，總裝修工程總承包服務協議項下交易金額的年度上限為6.0百萬美元，而截至2025年12月31日止年度產生的實際交易金額為1.9百萬美元。

Yihai Master Purchase Agreement

頤海總購買協議

The Company and Yihai, each for itself and on behalf of its subsidiaries, entered into the Renewed Yihai Master Purchase Agreement on October 17, 2023, for a term commencing from January 1, 2024 to December 31, 2026 (both days inclusive). Pursuant to the Renewed Yihai Master Purchase Agreement, the Group agreed to purchase Super Hi Customized Products, Yihai Retail Products and instant self-serving products from Yihai Group. Details of the Renewed Yihai Master Purchase Agreement are provided in the announcement of the Company dated October 17, 2023.

於2023年10月17日，本公司及頤海（各自為其本身及代表其附屬公司）訂立重續頤海總購買協議，期限為自2024年1月1日起至2026年12月31日（包括首尾兩日）止。根據重續頤海總購買協議，本集團同意向頤海集團購買特海專用產品、頤海零售產品及即食自助產品。有關重續頤海總購買協議的詳情載於本公司日期為2023年10月17日的公告。

98 特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 99 Directors’ Report 董事會報告 Yihai is controlled by Mr. ZHANG Yong and Ms. SHU Ping, and thus is a connected person of the Company. The transactions under the Renewed Yihai Master Purchase Agreement constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. The annual cap for the transaction amount under the Renewed Yihai Master Purchase Agreement for the years ended December 31, 2025 is US$43.4 million, while the actual transaction amount incurred for the year ended December 31, 2025 was US$19.1 million. Confirmation from the Independent Non-Executive Directors The independent non-executive Directors have confirmed that the above continuing connected transactions were entered into by the Group: (i) in the ordinary and usual course of its business; (ii) on normal commercial terms or better; and (iii) in accordance with the relevant agreement (including the pricing principle and guidelines set out therein) governing them and on terms that were fair and reasonable and in the interests of the Company and the Shareholders as a whole. Confirmation from the Company’s Auditors The auditor of the Group has reviewed the continuing connected transactions referred to above and confirmed to the Board that nothing had come to their attention that caused them to believe the continuing connected transactions: (i) had not been approved by the Board; (ii) were not entered into, in all material respects, in accordance with the pricing policies of the Group (iii) were not entered into, in all material respects, in accordance with the relevant agreement governing such transactions; and (iv) had exceeded the annual cap. DIRECTORS’ MATERIAL INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE Save as disclosed in “－Connected Transactions” in this section, there were no transactions, arrangements or contracts of significance to which the Company or any of its subsidiaries was a party and in which a Director or its connected entity (within the meaning of Section 486 of the Companies Ordinance) had a material interest, whether directly or indirectly, and subsisting during the Reporting Period. 頤海由張勇先生及舒萍女士控制，因此 為本公司的關連人士。重續頤海總購買 協議項下交易構成香港上市規則第十四A 章項下的持續關連交易。 截至2025年12月31日止年度，重續頤海 總購買協議項下交易金額的年度上限為 43.4百萬美元，而截至2025年12月31日 止年度產生的實際交易金額為19.1百萬 美元。 獨立非執行董事確認 獨立非執行董事確認，本集團乃(i)於其日 常及一般業務過程中；(ii)根據正常或更 佳商業條款；及(iii)根據規管交易的相關 協議（包括其中規定的定價原則及指引） 並按公平、合理及符合本公司及股東整 體利益之條款訂立上述持續關連交易。 本公司核數師確認 本集團核數師已審閱上述持續關連交 易，並向董事會確認彼等並無注意到任 何事項致使彼等認為該等持續關連交 易：(i)未經董事會批准；(ii)在所有重大方 面均未根據本集團的定價政策訂立；(iii) 在所有重大方面均未根據規管該等交易 的相關協議訂立；及(iv)已超出年度上限。 董事於重要交易、安排或合約中的重大 權益 除本節「－關連交易」所披露者外，並無 本公司或其任何附屬公司屬其中一名訂 約方且董事或其關連實體（定義見公司條 例第486條）於其中直接或間接擁有重大 權益以及於報告期內仍然存續之重要交 易、安排或合約。

Directors' Report
董事會報告

CONTRACT OF SIGNIFICANCE

Save as disclosed in "－Connected Transactions" in this section, no contract of significance was entered into between the Company, or one of its subsidiary companies, and any of its Controlling Shareholders or subsidiaries, and no contract of significance for the provision of services to the Company or any of its subsidiaries by any of the Controlling Shareholder or subsidiaries was entered into, during the Reporting Period.

重大合約

除本節「－關連交易」所披露者外，於報告期內，本公司或其中一家附屬公司與其任何控股股東或附屬公司之間概無訂立任何重大合約，且任何控股股東或附屬公司概無就向本公司或其任何附屬公司提供服務訂立任何重大合約。

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into during the Reporting Period.

管理合約

於報告期內，概無訂立有關本公司全部或任何重大部分業務之管理及行政的合約。

DIRECTORS' PERMITTED INDEMNITY PROVISION

Pursuant to Article 164 of the Articles of Association and subject to Cayman Companies Act, each Director shall be indemnified, out of the assets of the Company, against all losses or liabilities incurred or sustained by them as a Director in defending any proceedings, whether civil or criminal, in which judgment is given in their favor, or in which they are acquitted.

The Company has arranged appropriate directors' liability insurance coverage for the Directors of the Group during the Reporting Period.

董事獲准許的彌償條文

根據組織章程細則第164條及受開曼公司法約束，各董事有權從本公司的資產中獲得彌償，以彌償彼等作為董事在勝訴或無罪的任何民事或刑事法律訴訟中進行抗辯而招致或蒙受的一切損失或責任。

於報告期內，本公司已為本集團的董事安排適當的董事責任保險。

REMUNERATION POLICY, DIRECTORS' REMUNERATION AND PENSION SCHEME

As of December 31, 2025, the Group had a total of 14,003 employees. The Group's remuneration policy is determined by the salary levels in different regions, employee rank and performance and the market conditions. The Group also provides other benefits to all of its employees, including medical schemes, defined contribution retirement schemes, share award schemes, etc. The Group participates in defined contribution retirement schemes organized by the relevant local government authorities where the Group operates. Details of the retirement benefits schemes are set out in Note 29 to the Financial Statements. During the Reporting Period, there were no forfeited contributions under the defined contribution retirement schemes participated by the Group, and there were no forfeited contributions that may be used by the Group to reduce the existing level of contribution. Details of Share Award Scheme of the Company are provided in "－Share Award Scheme" in this section. To maintain the quality, knowledge and skill levels of the workforce, the Group provides regular and specialized trainings tailored to the needs of employees in different departments, including regular training sessions conducted by senior employees or third-party consultants covering various aspects of the business operations of the Group, for employees to stay up to date with both catering segment developments and service skills. The Group also organizes workshops from time to time to discuss specific topics.

薪酬政策、董事薪酬及退休金計劃

截至2025年12月31日，本集團共有14,003名員工。本集團的薪酬政策乃根據不同地區的薪金水平、員工職級及業績表現以及市場狀況釐定。本集團亦向全體員工提供其他福利，包括醫療計劃、定額供款退休金計劃、股份獎勵計劃等。本集團參與由本集團經營業務所在地的相關地方政府當局組織的定額供款退休金計劃。退休福利計劃的詳情載於財務報表附註29。於報告期內，本集團參與的定額供款退休金計劃項下並無沒收供款，且並無可由本集團用於減少現有供款水平的沒收供款。有關本公司股份獎勵計劃的詳情載於本節「－股份獎勵計劃」。為保持工作人員的素質、知識及技能水平，本集團根據不同部門員工的需求定期提供專業培訓，包括由高級員工或第三方顧問定期進行的培訓課程，內容涵蓋本集團業務運作的各個方面，使員工了解餐飲行業的最新發展及業務技能，與時俱進。本集團亦不時組織研討會討論具體事項。

100 特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 101 Directors’ Report 董事會報告 The Group offers competitive remuneration packages to the Directors. Other emoluments are determined by the Board with reference to the Directors’ duties, responsibilities and performance and the results of the Group. During the Reporting Period, none of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors or five highest individuals as an inducement to join, or upon joining the Group, or as compensation for the loss of office. Details of the remuneration of the Directors and five highest individuals during the Reporting Period are provided in notes 12 and 13 to the Financial Statements, respectively. SHARE AWARD SCHEME The Company adopted the Share Award Scheme on June 24, 2022 (the “Adoption Date”), which was required to be disclosed as below under the requirements of Chapter 17 of the Hong Kong Listing Rules. Details of the principal terms of the Share Award Scheme are provided in “Appendix IV — General Information — D. Share Award Scheme” of the prospectus of the Company on December 19, 2022. A summary of the principal terms of the Share Award Scheme are described below. Purpose The purpose of the Share Award Scheme is to recognize the contributions of the Eligible Persons (as defined below) in order to incentivize them to remain with the Group or to provide consulting services to the Group, and to motivate them to strive for the future development and expansion of the Group. Participants The eligible person (the “Eligible Person”) who may be selected to become a participant (the “Selected Participant”) of the Share Award Scheme is any individual, being • an employee (whether full-time or part-time employee) or a director of any member of the Group; • an employee (whether full-time or part-time employee) or a director of the holding companies, fellow subsidiaries or associated companies of the Company (the “Related Entity Participant”); or 本集團為董事提供具競爭力的薪酬待 遇。其他酬金由董事會經參照董事職 務、職責及表現以及本集團的業績而釐 定。於報告期內，並無董事放棄或同意 放棄任何薪酬，且本集團亦無向任何董 事或五名最高薪人士支付任何酬金作為 加入或加入本集團時的獎勵或離職補 償。於報告期內，董事及五名最高薪人 士薪酬的詳情分別載於財務報表附註12 及13。 股份獎勵計劃 本公司已於2022年6月24日（「採納日 期」）採納股份獎勵計劃，根據香港上市 規則第十七章的規定須予作出的披露如 下。股份獎勵計劃的主要條款詳情載列 於本公司於2022年12月19日發佈的招股 章程「附錄四－一般資料－D. 股份獎勵 計劃」。 股份獎勵計劃的主要條款的概要載於下 文。 目的 股份獎勵計劃旨在認可合資格人士（定義 見下文）的貢獻，以激勵其留任本集團或 為本集團提供諮詢服務，以及鼓勵其致 力於本集團的未來發展及擴張。 參與者 可能獲選成為股份獎勵計劃參與者（「選 定獎勵對象」）的合資格人士（「合資格人 士」）為屬於下述的任何個人： • 本集團任何成員公司的僱員（不論 是全職或兼職僱員）或董事； • 本公司控股公司、同系附屬公司 或聯營公司的僱員（不論是全職或 兼職僱員）或董事（「關聯實體參與 者」）；或

102 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 • service provider, who the Board or its delegate(s) considers, in their sole discretion, to have contributed or will contribute to the Group (the “Service Provider”). Maximum Number of Shares Available for Grant The Company shall not make any further grant of awards which will result in the aggregate number of Shares underlying all grants made pursuant to the Share Award Scheme and any other share schemes (excluding award Shares that have been forfeited in accordance with the Share Award Scheme) to exceed 10% of the Company’s issued share capital as of December 30, 2022, being 61,933,000 Shares, representing 9.52% of the total issued shares (excluding treasury shares) of the Company as of the date of this annual report. Maximum Entitlement of Each Participant Where any grant of awards to a Selected Participant would result in the Shares issued and to be issued in respect of all awards granted to such person (excluding any awards lapsed in accordance with the terms of the Share Award Scheme). in the 12-month period up to and including the date of such grant representing in aggregate over 1% of the Shares of the Company in issue, such grant must be separately approved by Shareholders in general meeting with such Selected Participant and their close associates (or associates if the Selected Participant is a connected person) abstaining from voting. The Company shall not make any further grant of awards to Service Providers which will result in the aggregate number of Shares underlying all grants made pursuant to the Share Award Scheme and any other share schemes (excluding award Shares that have been forfeited in accordance with the Share Award Scheme) to exceed 1% of the Company’s issued shares as of December 30, 2022. Vesting Period The Board or the committee of the Board or person(s) to which the Board delegated its authority may from time to time while the Share Award Scheme is in force and subject to all applicable laws, determine such vesting criteria and conditions or periods for the award Shares to be vested hereunder, provided however that the vesting period for awards shall not be less than 12 months. • 董事會或其代表全權酌情認為已對 或將會對本集團作出貢獻的服務供 應商（「服務供應商」）。 可供授予的最高股份數目 本公司不得進一步授出任何獎勵致使所 有根據股份獎勵計劃及任何其他股份計 劃授出的獎勵相關股份總數（不包括根據 股份獎勵計劃已沒收的獎勵股份）超過截 至2022年12月30日本公司已發行股本的 10%（即61,933,000股股份，佔截至本年 報日期本公司已發行股份（不包括庫存股 份）總數的9.52%）。 各參與者的最高配額 倘向選定獎勵對象授出獎勵會導致就於 直至有關授出日期（包括該日）止12個月 期間內授予該等人士的所有獎勵（不包括 根據股份獎勵計劃條款已失效的任何獎 勵）而已發行及將予發行的股份合共佔本 公司已發行股份超過1%，則有關授出須 經股東於股東大會上另行批准，同時有 關選定獎勵對象及其緊密聯繫人（或倘若 選定獎勵對象為關連人士，則其聯繫人） 須放棄投票。 本公司不得向服務供應商進一步授出獎 勵致使所有根據股份獎勵計劃及任何其 他股份計劃授予的股份總數（不包括根據 股份獎勵計劃已沒收的獎勵股份）超過截 至2022年12月30日本公司已發行股份的 1%。 歸屬期 董事會或董事會委員會或董事會授權的 人士可在股份獎勵計劃有效期內，在遵 守所有適用法律的情況下，不時地決定 須根據本計劃歸屬的獎勵股份的歸屬標 準、條件或期限，前提是獎勵的歸屬期 不得少於12個月。

年度報告 2025 Annual Report 103 Directors’ Report 董事會報告 Acceptance of Offers of Awards The Company shall issue a letter (the “Award Letter”) to each Selected Participant in such form as the Board or its delegate(s) may from time to time determine, specifying (as appropriate) the grant date, the period within which the award must be accepted before lapsing, the number of award Shares underlying the award, the purchase price (if any) for the award Shares, the vesting criteria and conditions and such other details as they may consider necessary. Basis of Determining the Purchase Price The purchase price (if any) shall be such price determined by the Board or its delegate(s) in their absolute discretion, based on considerations such as the prevailing closing price of the Shares, the purpose of the Share Award Scheme and the characteristics and profile of the Selected Participant, and notified to the Selected Participant in the Award Letter. Remaining Life The Share Award Scheme shall be valid and effective for the award period commencing on the Adoption Date and ending on the business day immediately prior to the 10th anniversary of the Adoption Date. The remaining life of the Share Award Scheme was approximately six years and two months. Before Listing, a total of 61,933,000 awards were granted by the Company on December 12, 2022, among which, (i) 58,836,350 awards were granted to employee participants; (ii) 3,096,650 awards were granted to Related Entity Participants; and (iii) no awards were granted to Service Providers. Upon Listing, there is no awards available for grant and no new Shares may be issued in respect of awards granted under the Share Award Scheme. No awards were granted under the Share Award Scheme during the year ended December 31, 2025. Accordingly, the number of Shares that may be issued in respect of awards granted under the Share Award Scheme during the year ended 31 December 2025, divided by the weighted average number of Shares in issue (excluding treasury Shares) for the year ended December 31, 2025, was nil. 接納獎勵要約 本公司須按董事會或其代表不時釐定的 形式向各選定獎勵對象發出函件（「獎勵 函」），列明（如適用）授出日期、獎勵失 效前須獲接納的期間、與獎勵相關的獎 勵股份數目、獎勵股份購買價（如有）、 歸屬標準及條件以及彼等可能認為必要 的其他細節。 釐定購買價格基準 購買價（如有）須由董事會或其代表根據 股份當下收市價、股份獎勵計劃目的以 及選定獎勵對象的特點及概況等因素全 權酌情釐定，並在獎勵函中通知選定獎 勵對象。 剩餘年期 股份獎勵計劃在自採納日期起至緊接採 納日期十週年前的營業日止的獎勵期內 有效。股份獎勵計劃的剩餘年期約為六 年零兩個月。 上市前，本公司於2022年12月12日授出 合共61,933,000份股份獎勵，其中(i)僱員 參與者獲授予58,836,350份股份獎勵； (ii)關聯實體參與者獲授予3,096,650份股 份獎勵；及(iii)服務供應商概無獲授予股 份獎勵。上市後，概無獎勵可供授予， 亦無就股份獎勵計劃項下已授出的獎勵 發行新股份。 截至2025年12月31日止年度，概無依股 份獎勵計劃授出任何獎勵。因此，截至 2025年12月31日止年度內可就股份獎勵 計劃授出的獎勵而發行的股份數目除以 截至2025年12月31日止年度已發行股份 （不包括庫存股份）加權平均數的比率為 零。

Directors' Report
董事會報告

As of December 31, 2025, the total number of Shares in respect of which awards had been granted and remaining outstanding under the Share Award Scheme was 61,933,000 (representing 9.52% of the Company's Shares in issue as of the same date). The following table discloses movements in the outstanding awards granted under the Share Award Scheme during the Reporting Period.

截至2025年12月31日，根據股份獎勵計劃已授出及尚未行使的獎勵的股份總數為61,933,000股（佔截至同日本公司已發行股份的9.52%）。下表披露於報告期內根據股份獎勵計劃授出的尚未行使獎勵的變動情況。

Category and name of grantee 承授人類別及名稱	Date of grant 授出日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 績效目標	Number of Shares underlying awards 相關獎勵的股份數目: Outstanding as of January 1, 2025 截至2025年1月1日尚未行使	Granted between January 1, 2025 to December 31, 2025 於2025年1月1日至2025年12月31日期間已授出	Vested between January 1, 2025 to December 31, 2025 於2025年1月1日至2025年12月31日期間已歸屬	Cancelled between January 1, 2025 to December 31, 2025 於2025年1月1日至2025年12月31日期間已註銷	Lapsed between January 1, 2025 to December 31, 2025 於2025年1月1日至2025年12月31日期間已失效	Outstanding as of December 31, 2025 截至2025年12月31日尚未行使	Weighted average closing price per Share before the date of vest 歸屬日期前每股股份的加權平均收市價
Director ***董事***											
Mr. LI Yu 李瑜先生	December 12, 2022 2022年12月12日	*Note (1)* *附註(1)*	–	*Note (2)* *附註(2)*	39,750	–	–	–	–	39,750	–
Ms. LIU Li 劉麗女士	December 12, 2022 2022年12月12日	*Note (1)* *附註(1)*	–	*Note (2)* *附註(2)*	3,096,650	–	–	–	–	3,096,650	–
Other connected persons ***其他關連人士***											
Mr. WANG Jinping (resigned as a Director on July 1, 2024) 王金平先生（於2024年7月1日辭任董事）	December 12, 2022 2022年12月12日	*Note (1)* *附註(1)*	–	*Note (2)* *附註(2)*	3,096,650	–	–	–	–	3,096,650	–
Ms. LI Qingyun 李青雲女士	December 12, 2022 2022年12月12日	*Note (1)* *附註(1)*	–	*Note (2)* *附註(2)*	3,096,650	–	–	–	–	3,096,650	–

104 特海国际控股有限公司 Super Hi International Holding Ltd.

Directors' Report
董事會報告

Category and name of grantee 承授人類別及名稱	Date of grant 授出日期	Vesting period 歸屬期	Purchase price 購買價	Performance target 績效目標	Number of Shares underlying awards 相關獎勵的股份數目 Outstanding as of January 1, 2025 截至2025年1月1日尚未行使	Granted between January 1, 2025 to December 31, 2025 於2025年1月1日至2025年12月31日期間已授出	Vested between January 1, 2025 to December 31, 2025 於2025年1月1日至2025年12月31日期間已歸屬	Cancelled between January 1, 2025 to December 31, 2025 於2025年1月1日至2025年12月31日期間已註銷	Lapsed between January 1, 2025 to December 31, 2025 於2025年1月1日至2025年12月31日期間已失效	Outstanding as of December 31, 2025 截至2025年12月31日尚未行使	Weighted average closing price per Share before the date of vest 歸屬日期前每股股份的加權平均收市價
Ms. JIANG Bingyu 蔣冰遇女士	December 12, 2022 2022年12月12日	*Note (1)* *附註(1)*	–	*Note (2)* *附註(2)*	3,096,650	–	–	–	–	3,096,650	–
Other employee participants 其他僱員參與者	December 12, 2022 2022年12月12日	*Note (1)* *附註(1)*	–	*Note (2)* *附註(2)*	46,410,000	–	–	–	–	46,410,000	–
Related Entity Participants 關聯實體參與者	December 12, 2022 2022年12月12日	*Note (1)* *附註(1)*	–	*Note (2)* *附註(2)*	3,096,650	–	–	–	–	3,096,650	–
Total 總計					61,933,000	–	–	–	–	61,933,000	

Notes:

(1) The maximum vesting period of the unvested awards is ten years from the date of agreement of the vesting conditions by the Company and the grantees.

(2) The Board has established an incentive evaluation committee and performance targets guidelines (mainly including future performance indicators and contributions to the Group). Whether the awards are vested will be determined based on when the performance targets will be set by the Board or the incentive evaluation committee and whether the performance targets will be met by the relevant grantees according to performance targets guidelines from time to time. The above awards were granted before the Listing and the fair value of the above awards is not applicable as of the date of this annual report.

附註：

(1) 未歸屬獎勵的最長歸屬期為自本公司及承授人同意歸屬條件之日起十年。

(2) 董事會已設立激勵評估委員會及績效目標指引（主要包括未來績效指標及對本集團的貢獻）。獎勵是否歸屬將根據董事會或激勵評估委員會制定績效目標的時間及相關承授人是否根據績效目標指引不時達成績效目標而定。上述獎勵乃於上市前授出，且上述獎勵的公允值於截至本年報日期並不適用。

年度報告
2025 Annual Report
105

Directors' Report
董事會報告

CONVERTIBLE BONDS

As of December 31, 2025, the Company has not issued any convertible bonds (December 31, 2024: nil).

可轉換債券

截至2025年12月31日，本公司並無發行任何可轉換債券（2024年12月31日：無）。

EQUITY-LINKED AGREEMENT

Other than the Share Award Scheme, no equity-linked agreements that will or may result in the Company issuing shares, or that require the Company to enter into any agreements that will or may result in the Company issuing shares, were entered into by the Company for the year ended December 31, 2025.

權益掛鈎協議

除股份獎勵計劃外，截至2025年12月31日止年度，本公司概無訂立任何將會或可能導致本公司發行股份或規定本公司訂立將會或可能導致本公司發行股份的任何協議的權益掛鈎協議。

INVESTMENT POLICY

The Company's investment policy aims to preserve and grow its assets while exploring strategic opportunities that align with its corporate strategy and principal business operations. The purpose of the investments is to generate long-term value, maintain sufficient liquidity for operational needs, and foster potential synergies with other enterprises to support future growth. The investment strategy is closely aligned with the Company's corporate strategy, focusing on assets that complement its principal businesses and strategic priorities.

Investments of the Company may include equity investments, acquisitions of assets, establishment of subsidiaries or joint ventures, securities and fund investments, entrusted wealth management, and other permitted investment activities. The Company does not engage in speculative investment activities and generally avoids high-risk or highly leveraged financial products.

Investment decisions are subject to its internal control mechanism, including pre-investment evaluation and due diligence procedures, concentration monitoring and periodic review of performance and risks, as well as a tiered approval mechanism based on transaction size. Significant investments are subject to audit or valuation requirements where applicable. The Board shall oversee the investment strategy and risk management. The Company shall also ensure compliance with applicable disclosure obligations under the Hong Kong Listing Rules in respect of the investment activities.

投資政策

本公司的投資政策旨在保存及增長其資產，同時探索符合其企業策略及主要業務營運的戰略機遇。投資的目的是產生長期價值，維持足夠的流動性以滿足營運需求，並促進與其他企業的潛在協同效應以支持未來增長。投資策略與本公司的企業策略緊密一致，專注於補充其主要業務及戰略重點的資產。

本公司的投資可能包括股權投資、收購資產、成立附屬公司或合資企業、證券及基金投資、委託理財以及其他允許的投資活動。本公司不從事投機性投資活動，並通常避免高風險或高槓桿的金融產品。

投資決策受其內部控制機制約束，包括投資前評估及盡職調查程序、集中度監控及定期審查表現與風險，以及基於交易規模的分級審批機制。重大投資在適用情況下須符合審計或估值要求。董事會應監督投資策略及風險管理。本公司亦應確保遵守香港上市規則下有關投資活動的適用披露義務。

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company has adopted the code provisions of the Corporate Governance Code (the "**CG Code**") as set out in Appendix C1 to the Listing Rules.

In response to the amendments to the CG Code effective on July 1, 2025, the Board has approved changes to the terms of reference for the nomination committee. For details, please refer to the announcement of the Company dated June 30, 2025.

The Company regularly reviews its compliance with CG Code and to the best knowledge of the Directors, the Company has complied with all the applicable principles and code provisions as set out in the CG Code throughout the Reporting Period and up to the date of this annual report.

遵守《企業管治守則》

本公司已採納上市規則附錄C1所載《企業管治守則》（「《**企業管治守則**》」）的守則條文。

為配合於2025年7月1日生效的《企業管治守則》修訂，董事會已批准對提名委員會職權範圍之變動。詳情請參閱本公司日期為2025年6月30日的公告。

本公司定期審查其遵守《企業管治守則》的情況，據董事所深知，本公司於報告期內及直至本年報日期一直遵守《企業管治守則》所載的所有適用原則及守則條文。

106 特海国际控股有限公司
Super Hi International Holding Ltd.

Directors' Report
董事會報告

MODEL CODE FOR SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "**Model Code**") as set out in Appendix C3 to the Listing Rules as its own code of conduct regarding Directors' dealings in securities of the Company. Specific inquiries have been made by the Company to all Directors and the Directors have confirmed that they have complied with the Model Code throughout the Reporting Period and up to the date of this annual report.

The Company's employees, who are likely to be in possession of inside information about the Company, have also been subject to the Model Code for securities transactions. No incident of non-compliance with the Model Code by the employees was noted by the Company throughout the Reporting Period and up to the date of this annual report.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities (including sale or transfer of treasury shares of the Company) listed on the Stock Exchange or other stock exchanges during the Reporting Period and up to the date of this annual report. As of December 31, 2025, the Company did not hold any treasury Shares.

OFFERING OF ADS IN THE UNITED STATES AND USE OF PROCEEDS

In May 2024, the Company completed the Offering and issued 3,096,600 ADSs (representing 30,966,000 ordinary shares of the Company with total nominal value of US$154.83) at a price of US$19.56 per ADS (with a net price of US$16.76 per ADS) to not fewer than six placees (being professional or other investors whom the underwriter selected pursuant to the underwriting agreement). The 30,966,000 Shares were issued at approximately HK$15.28 per Share, representing a discount of approximately 9.80% to the closing price of HK$16.94 per Share as quoted on the Stock Exchange on May 16, 2024 (Hong Kong time), being the last trading day immediately prior to the pricing date of the Offering. Upon closing of the Offering, the Company received a total of net proceeds of US$51.91 million (after deducting underwriting discounts and commissions and other offering expenses) (the "**Net Proceeds**").

The Directors consider that the Offering represents an opportunity to gain access to an untapped pool of investors and develop a presence in the securities market in the United States.

證券交易標準守則

本公司已採納上市規則附錄C3所載上市發行人董事進行證券交易的標準守則(「**標準守則**」)作為其本身有關董事買賣本公司證券的行為守則。本公司已向所有董事作出具體問詢,而董事均已確認其於報告期內及直至本年報日期一直遵守標準守則。

可能擁有本公司內幕消息的本公司僱員進行證券交易亦受標準守則的約束。於報告期內及直至本年報日期,本公司並未發現僱員違反標準守則的任何事件。

本公司上市證券的購買、出售或贖回

於報告期內及直至本年報日期,本公司及其任何附屬公司並無購買、出售或贖回本公司於聯交所或其他證券交易所上市的任何證券(包括出售或轉讓本公司庫存股份)。截至2025年12月31日,本公司並無持有任何庫存股份。

於美國發售美國存託股份及所得款項用途

於2024年5月,本公司完成發售並以每股美國存託股份19.56美元的價格(每股美國存託股份淨價16.76美元)向不少於六名承配人(即承銷商根據承銷協議選擇的專業或其他投資者)發行3,096,600股美國存託股份(代表合計總面值為154.83美元的30,966,000股本公司普通股)。該30,966,000股股份以每股股份約15.28港元的價格發行,較2024年5月16日(香港時間,即發售定價日期前最後一個交易日)在聯交所所報收市價每股股份16.94港元折讓約9.80%。此次發售結束後,經扣除承銷折扣及佣金以及其他發售開支後,本公司獲得所得款項淨額合計51.91百萬美元(「**所得款項淨額**」)。

董事認為,此次發售是本公司接觸尚未開發的投資者群體並爭取在美國證券市場佔據一席之地的一個機會。

年度報告
2025 Annual Report
107

Directors' Report
董事會報告

As of the date of this annual report, there was no change in the intended use of Net Proceeds in the announcements of the Company dated May 21, 2024 and May 28, 2024. The Group will utilize the Net Proceeds in accordance with the intended purposes as set out in the above-mentioned announcements of the Company.

截至本年報日期，本公司日期為2024年5月21日及2024年5月28日的公告中所得款項淨額擬定用途概無發生變動。本集團將根據本公司上述公告所載擬定用途動用所得款項淨額。

As of December 31, 2025, the Net Proceeds were utilized in accordance with the intended uses as follows:

截至2025年12月31日，所得款項淨額根據擬定用途的動用情況如下：

Description 描述	Percentage to the Net Proceeds 所得款項淨額百分比	Allocation of the Net Proceeds 所得款項淨額的分配 *(US$ in million)* *(百萬美元)*	Unutilized amount as of the beginning of the Reporting Period 截至報告期初未動用金額 *(US$ in million)* *(百萬美元)*	Utilized amount during the Reporting Period 報告期間已動用金額 *(US$ in million)* *(百萬美元)*	Unutilized amount as of the end of the Reporting Period 截至報告期末未動用金額 *(US$ in million)* *(百萬美元)*	Expected timeline for utilizing the unutilized Net Proceeds 未動用所得款項淨額的預期動用時間表
Strengthening brand and expanding restaurant network globally 加強品牌及擴展全球門店網絡	70%	36.34	19.29	19.29	-	-
Investing in supply chain management capabilities, such as building more central kitchens 投資供應鏈管理能力，例如建立更多中央廚房	10%	5.19	4.44	2.73	1.71	by the end of 2026 2026年年底前
Research and development to enhance digitalization and other technologies used in restaurant management 研究及開發，以提升門店管理所使用的數字化及其他技術	10%	5.19	3.87	2.62	1.25	by the end of 2026 2026年年底前
Working capital and other general corporate purposes 營運資金及其他一般企業用途	10%	5.19	3.09	3.09	-	-
Total **總計**	**100%**	**51.91**	**30.69**	**27.73**	**2.96**	

Note: The sum of the data may not add up to the total due to rounding. Certain amounts presented in US$ million may not precisely reconcile to the corresponding amounts presented in US$ due to rounding.

附註： 由於約整，數據的總和可能不等於總數。由於約整，以百萬美元列示的若干金額與以美元列示的相應金額未必完全一致。

108 特海国际控股有限公司 Super Hi International Holding Ltd.

年度報告 2025 Annual Report 109 Directors’ Report 董事會報告 AUDITOR AND AUDIT COMMITTEE The Financial Statements for the year ended December 31, 2025 have been audited by Deloitte & Touche LLP, being an “overseas auditor” under the Accounting and Financial Reporting Council Ordinance (Cap. 588 of Laws of Hong Kong) in accordance with IFRS. Deloitte & Touche LLP will retire and, being eligible, offer themselves for re-appointment. A resolution for their re-appointment as auditor of the Company will be proposed at the AGM. The Audit Committee has, together with the management and auditor of the Company, considered and reviewed the Group’s annual results for the year ended December 31, 2025, the accounting principles and practices adopted by the Company and the Group and discussed matters in relation to internal control and financial reporting with the management. The Audit Committee considers that the annual financial results for the year ended December 31, 2025 are in compliance with the relevant accounting standards, rules and regulations and appropriate disclosures have been duly made. There is no disagreement between the Board and the Audit Committee regarding the accounting treatment adopted by the Company. There was no change in auditor of the Company in any of the preceding three years. EVENTS AFTER THE REPORTING PERIOD The Directors are not aware of any significant event requiring disclosure that has taken place subsequent to December 31, 2025 and up to the date of this annual report. AGM AND RECORD DATE The AGM is expected to be held by way of online meeting on Friday, June 12, 2026 at 11:00 a.m., Hong Kong Time (Thursday, June 11, 2026, at 11:00 p.m., U.S. Eastern Time) or any adjournment thereof. A notice convening the AGM will be published and dispatched (if requested) to the Shareholders in the manner required by the Hong Kong Listing Rules and the Articles of Association in due course. The Company will separately announce the record date for the AGM in accordance with the Hong Kong Listing Rules and the Articles of Association in due course. 核數師及審計委員會 截至2025年12月31日止年度的財務報表 已由Deloitte & Touche LLP（為香港法例 第588章《會計及財務匯報局條例》下的 「境外核數師」）根據國際財務報告準則審 核。Deloitte & Touche LLP將會退任並 合資格應聘續任。有關續聘彼等為本公 司核數師的決議案將於股東週年大會上 提呈。 審計委員會連同本公司管理層及核數師 已考慮及審閱本集團截至2025年12月31 日止年度的年度業績以及本公司及本集 團採納的會計原則和慣例，並已與管理 層討論有關內部控制和財務報告事宜。 審計委員會認為截至2025年12月31日止 年度的年度財務業績符合相關的會計標 準、規則和條例，並已正式作出適當披 露。董事會和審計委員會對本公司採納 的會計處理並無分歧。 過去三年本公司核數師並無任何變動。 報告期後事項 董事並不知悉任何於2025年12月31日之 後及直至本年報日期發生的須予披露的 重大事件。 股東週年大會及記錄日期 預計將於香港時間2026年6月12日（星期 五）上午十一時正（美國東部時間2026年 6月11日（星期四）下午十一時正）以線上 會議的方式舉行股東週年大會或其任何 續會。一份載有召開股東週年大會的通 告將以香港上市規則及組織章程細則規 定的方式適時刊發及寄發（如有要求）予 股東。本公司將根據香港上市規則及組 織章程細則適時另行公佈股東週年大會 的記錄日期。

110 特海國際控股有限公司 Super Hi International Holding Ltd. Directors’ Report 董事會報告 CONTINUING DISCLOSURE OBLIGATION PURSUANT TO THE HONG KONG LISTING RULES As of December 31, 2025, the Directors were not aware of any circumstances giving rise to the disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Hong Kong Listing Rules. By order of the Board SHU Ping Chairperson of the Board Hong Kong, March 31, 2026 根據香港上市規則的持續披露責任 截至2025年12月31日，董事概不知悉 任何導致香港上市規則第13.20條、第 13.21條及第13.22條項下披露責任的情 況。 承董事會命 舒萍 董事會主席 香港，2026年3月31日

年度報告 2025 Annual Report 111 Environmental, Social and Governance Report 環境、社會及管治報告 報告說明 特海將完善的環境、社會及管治 （「ESG」）視作創造可持續價值的關鍵。 為達成此目標，我們致力於將可持續發 展的承諾，內化於長遠的企業戰略，外 化於全球業務的開拓與社會責任的擔 當，以期與夥伴攜手，共創經濟、社會 與環境的多維高質量發展。 報告組織範圍 本報告覆蓋特海国际控股有限公司（簡稱 「特海」、「本公司」或「我們」），除非另有 說明，報告覆蓋範圍與年報一致。 報告發佈週期 本報告涵蓋的時間範圍為2025年1月1日 至2025年12月31日（後稱「報告期」或 「本年度」），部分內容或因闡述需要超出 上述時間範圍。 報告編製依據 本報告依據香港聯合交易所有限公司 （「聯交所」）發佈的《香港上市規則》附錄 C2《環境、社會及管治報告守則》（「《守 則》」）編製。本公司的董事會（「董事 會」），已審議並確認本報告的內容，並 對本報告所匯報的內容承擔全部責任。 INTRODUCTION OF THE REPORT Super Hi regards the robust environmental, social, and governance (“ESG”) framework as key to creating sustainable value. To achieve this goal, we are committed to internalizing our commitment to sustainable development into our long-term corporate strategy and externalizing it through our global business expansion and our assumption of social responsibility, with a view to collaborating with partners to jointly drive multi-dimensional high-quality development of the economy, society, and environment. Organizational Scope of the Report This report covers SUPER HI INTERNATIONAL HOLDING LTD. (referred to as “Super Hi”, “the Company”, or “we/us”), and unless otherwise stated, the report covers the same scope as the annual report. Release Cycle of the Report The report covers the period from January 1, 2025 to December 31, 2025 (referred to as the “Reporting Period” or “this Year” or “This Year”), and certain content may be beyond the aforesaid period for the purpose of explanation. Basis for Preparation of the Report This report was prepared in accordance with the Environmental, Social and Governance Reporting Code (the “Code”) as set out in Appendix C2 to the Hong Kong Listing Rules issued by The Stock Exchange of Hong Kong Limited (the “Stock Exchange”). The Board of Directors (the “Board”) of the Company has considered, approved, and confirmed the content of this report and assumes full responsibility for the information reported therein.

112 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Reporting Principles This report was prepared in compliance with the specifications in the Code, including “mandatory disclosure requirements” and “comply or explain” provisions. The report was prepared on the principles of materiality, quantitative, balance, and consistency. Materiality: We have identified the material environmental, social and governance factors and have disclosed in this report the processes of identification and the criteria for selecting these factors, as well as the processes of engaging with important stakeholders and identifying material topics. Quantitative: The statistical standards, methods, assumptions, and/ or calculation tools used to report emissions/energy consumption (if applicable) in this report, as well as the sources of conversion factors, are explained in the report. Balance: This report provides a fair and balanced overview, presenting the Company’s performance during the Reporting Period in an unbiased manner, avoiding the potential for inappropriate influence on reader decisions or judgments in terms of selection, omission, or reporting format. Consistency: The statistical methods used in disclosing the data in this report are consistent with the previous year. Any changes will be clearly stated in the report. Description of Data Certain financial data in the report are derived from the financial statements of FY2025. In case of discrepancies between this report and the annual report, the latter shall prevail. Other data are mainly associated with FY2025, while certain data beyond the aforesaid period are mainly from the statistics of the internal system of the Company and its subsidiaries and branches. Unless otherwise stated, the amounts in this report are denominated in USD. 報告匯報原則 本報告已遵守《守則》中「強制披露規定」 及「不遵守就解釋」的條文作出匯報，以 重要性、量化、平衡及一致性四個匯報 原則作為編製基礎。 重要性： 我們已識別重要的環境、社會 及管治因素，並於報告中披露 識別的過程及選擇這些因素的 準則，並已披露與重要利益相 關方的溝通及識別實質性議題 的過程。 量化： 本報告中有關匯報排放量╱ 能源耗用（如適用）所用的統 計標準、方法、假設及╱或 計算工具，以及轉換因素的來 源，均在報告中進行說明。 平衡： 本報告提供無偏頗的表現概 況，不偏不倚地呈報本公司報 告期內的表現，避免可能會不 恰當地影響讀者決策或判斷的 選擇、遺漏或呈報格式。 一致性： 本報告披露數據所使用的統計 方法均與去年保持一致。如有 變更，將於報告中清楚說明。 報告數據說明 報告中的部分財務數據來自2025財年財 務報表，如本報告與年報不一致，請以 年報為準。其他數據以2025財年為主， 部分內容超出上述範圍，主要來源於本 公司內部系統及各子分公司統計數據。 本報告所涉及貨幣金額以美元作為計量 幣種，特別說明除外。

年度報告 2025 Annual Report 113 Environmental, Social and Governance Report 環境、社會及管治報告 Language of the Report This report is published in both traditional Chinese and English. In case of any discrepancy, the traditional Chinese version shall prevail. SUSTAINABLE DEVELOPMENT AND GOVERNANCE Board Statement Super Hi recognizes that robust sustainable governance is the cornerstone for long-term development. Therefore, the Board incorporates ESG issues into its core responsibilities and is responsible for formulating, approving, and reviewing the Company’s ESG vision, policies, and goals. It conducts at least an annual assessment and determination of ESG-related risks and oversees and guides the Company’s ESG risk mitigation plans and management practices. The Board is also responsible for reviewing existing strategies, targets, and internal controls, continuously monitoring the implementation and effectiveness of our ESG policies. In accordance with applicable laws, regulations, and policies, the Board oversees and controls ESG-related issues and sets annual ESG work targets to drive continuous improvement. To implement the Board’s decisions, the Company has established a dedicated ESG Working Group. The group is responsible for the specific implementation of ESG policies, targets, and strategies, conducting materiality assessments on environmental, climate, and social issues, evaluating how to adjust our business in response to climate change, and collecting ESG data from relevant stakeholders. To continuously monitor our ESG performance, we review the results of materiality issues annually to confirm the suitability of the identified issues and ensure our strategies effectively respond to the expectations of a wide range of stakeholders regarding our sustainable development. In the future, we will also regularly evaluate and optimize ESG targets to ensure that they will remain appropriate and forward-looking. 報告語言 本報告以繁體中文和英文兩個語言版本 發佈，如有歧義，請以繁體中文版本為 準。 可持續發展管治 董事會聲明 特海深知，健全的可持續管治是長期發 展的基石。為此，董事會將ESG事宜 納入核心職責，負責制定、審批和審查 本公司的ESG願景、政策和目標，至少 每年一次評估及確定ESG相關風險，並 監督和指導本公司的ESG風險緩解計劃 和管理辦法。董事會亦負責審查現有的 策略、目標和內部控制，持續監控我們 ESG政策的實施及其有效性。根據適用 的法律、法規和政策，監督及控制ESG 相關事宜的工作，並設定年度ESG工作 目標以推動持續改進。 為落實董事會決策，公司設立了專門 的ESG工作小組。該小組負責ESG政 策、目標及策略的具體執行，對環境、 氣候、社會相關議題進行重要性評估， 評估如何根據氣候變化調整我們的業務 並從相關利益相關方收集ESG數據。為 持續監控我們的ESG表現，我們每年都 會審視重要性議題結果，以確認議題適 用性，並確保我們的策略能夠有效回應 廣泛利益相關方對本公司可持續發展的 期望。未來，我們還將定期評估並優化 ESG目標，以保持其適用性與前瞻性。

114 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 可持續發展管理體系 為持續提升特海的ESG管理效能，我們 致力於優化內部協同機制，健全利益相 關方溝通渠道，將可持續發展理念深度 融入日常運營。董事會承擔ESG工作的 領導與監督職責，負責制定並審視年度 ESG工作目標，檢討和評估ESG工作的 進度及成效，並把控整體策略方向；管 理層則負責推進並監督ESG相關工作的 執行；ESG工作小組由財務部、董事會 辦公室及質量控制中心的員工組成，負 責執行並監察ESG政策的實施進度、評 估風險，並定期舉行會議，向董事會與 管理層匯報ESG績效及制度有效性，提 出改進建議。此外，該小組還負責編製 ESG報告，並持續跟蹤ESG相關風險與 責任的應對措施執行情況。 Sustainability Management System To continuously enhance Super Hi’s ESG management effectiveness, we are committed to optimizing internal collaboration mechanisms, improving communication channels with stakeholders, and deeply integrating sustainable development concepts into daily operations. The Board assumes leadership and supervision responsibilities for ESG work, and is responsible for formulating and reviewing annual ESG work targets, reviewing and evaluating the progress and results of ESG work, and controlling the overall strategic direction. The management team is responsible for promoting and overseeing the execution of ESG-related work. The ESG working group, consisting of employees from the Financial Department, Office of the Board, and Quality Control Center, is responsible for implementing and monitoring the progress of ESG policies, assessing risks, holding regular meetings, reporting on the Company’s ESG performance and the effectiveness of ESG systems to the Board and management team, and providing recommendations. Furthermore, the group is responsible for compiling ESG reports and continuously monitoring the implementation of measures to address ESG-related risks and responsibilities. Board of Directors 董事會 Management 管理層 ESG Working Group ESG工作小組 • Responsible for supervising the daily practice of ESG-related issues and implementing our ESG policies ‧ 負責監督ESG相關事 宜的日常實踐及實施 我們的ESG政策 • Responsible for implementing ESG policies, targets and strategies, and conducting materiality assessment of environmental, climate-related and social risks • Consistently monitoring the implementation of our measures to address ESG-related risks and responsibilities ‧ 負責執行ESG政策、 目標及策略、對環境 相關、氣候相關、社 會相關風險進行重要 性評估 ‧ 持續監察我們應對 ESG相關風險及責任 的措施的實施情況 • Responsible for developing, adopting and reviewing the ESG vision, policies and targets, assessing ESG risks, and supervising and directing the Company’s ESG plans in multiple jurisdictions ‧ 負責制定、採納和審 查ESG願景、政策和 目標，並評估ESG風 險，監督和指導本公 司在多個司法權區的 ESG計劃

年度報告 2025 Annual Report 115 Environmental, Social and Governance Report 環境、社會及管治報告 利益相關方溝通 特海深知，利益相關方的信任與支持是 企業持續繁榮的根本。我們據此建立 了多元化溝通渠道，以持續傾聽各方反 饋，並針對其關注重點進行優化與改 進。本年度，我們與主要利益相關方溝 通的概況總結如下： Communication with Stakeholders Super Hi recognizes that the trust and support of stakeholders are fundamental to its continuous prosperity. Accordingly, we have established diverse communication channels to stay informed of the opinions and perspectives of various stakeholders and continuously improve based on their priorities of expectations. This Year, the summary of our communication with major stakeholders is as follows: Major Stakeholders Expectations and Requirements Main Means of Participation Frequency of Communication 主要利益相關方 期望與要求 主要參與方式 溝通頻率 Shareholders/investors 股東╱投資者 • Long-term and stable development of the Company • 企業長期穩定發展 • Operation with integrity and transparency • 廉潔透明運營 • Timely and accurate disclosure of information • 及時準確的信息披露 • Zero risk of food safety • 食品安全零風險 Annual shareholders’ general meeting and other shareholders’ general meetings 股東週年大會與其他股東大會 Regular 定期 Interim reports and annual reports 中期報告與年報 Annually 一年一次 Announcements 公司公告 According to the Hong Kong Listing Rules, as the case may be 根據香港上市規則實際發生為主 Corporate communications, such as letters/communications to shareholders and meeting notices 企業通訊，如致股東信件╱ 通函及會議通知 As the case may be 實際發生 Shareholder/investor conferences, roadshows, and other activities 股東╱投資者會議、路演及其他 活動 As the case may be 實際發生 Performance announcement/ performance press conference 業績公佈╱業績發佈會 Regular 定期 Dedicated email for investor relations and hotline 投資者關係專用郵箱及熱線電話 Open anytime 隨時開放 Feedback on the Company’s official website 公司官網反饋 Open anytime 隨時開放 Websites of Stock Exchange/United States Securities and Exchange Commission (SEC)/the Company 聯交所╱美國證券交易委員會╱ 公司網站 Irregular information disclosure 不定期公佈信息 Regular information disclosure 定期信息披露 Regular 定期

116 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Major Stakeholders Expectations and Requirements Main Means of Participation Frequency of Communication 主要利益相關方 期望與要求 主要參與方式 溝通頻率 Government/regulators 政府╱監管機構 • Operation with compliance • 合規運營 • Strict internal control and risk management • 嚴格的內部控制和風險 管理 • Timely and accurate disclosure of information • 及時準確的信息披露 • Responsible public company image • 負責任的公眾公司形象 • Fostering economic development • 促進經濟發展 • Exemplary contribution to the society • 突出社會貢獻 • Safe operation • 安全運營 Regular information reporting 定期信息報送 Regular 定期 Conferences/symposiums 會議╱研討會 Irregular 不定期 Daily communication 日常溝通 Irregular 不定期 Special check/inspection 特別查詢╱檢查 Regular 定期 File issuance and submission/ on-site guidance 文件下發與遞交╱現場指導 Irregular 不定期 Compliance Reports 合規報告 Regular delivery 定期發送 Consumers 消費者 • Food safety • 食品安全 • Quality service experience • 優質服務體驗 • Nutritious and healthy food • 營養健康的食品 • Diversified high-quality products • 多元高質產品 • Personal privacy protection • 個人隱私保護 • Value-added services • 增值服務 Customer satisfaction survey and feedback form 客戶滿意度調查和意見表 Irregular 不定期 Customer service center and hotline 客戶服務中心和熱線 Open anytime 隨時開放 Service complaints and responses 服務投訴與回應 Respond within 24 hours 24小時內回應 Communication regarding service of restaurants 餐廳服務溝通 Regular 定期

年度報告 2025 Annual Report 117 Environmental, Social and Governance Report 環境、社會及管治報告 Major Stakeholders Expectations and Requirements Main Means of Participation Frequency of Communication 主要利益相關方 期望與要求 主要參與方式 溝通頻率 Employees 員工 • Rights and interests protection of employees • 保障員工權益 • Occupational health and safety • 職業健康及安全 • Improving the remuneration and benefits of employees • 改善員工薪酬福利 • Equal employment opportunity • 平等就業機會 • Training and development • 培訓與發展 Employee opinion surveys/channels for employees to express opinions (forms, suggestion boxes, etc.) 員工意見調查╱員工表達意見的渠道 （表格，意見箱等） Irregular/channels: employee service center and email or hotline 不定期╱渠道：員工服務中心以 及郵箱或者電話 Labor contracts 勞動合同 Regular 定期 Employee service center 員工服務中心 Always open 持續開放 Employee communication meetings 員工溝通會議 Regular, weekly 定期、一週一次 Workflow and system formulation method 流程制度制定辦法 Regular update and revision 定期更新以及修改 Suppliers/partners 供應商╱合作夥伴 • Building long-term business relationships • 建立長期業務關係 • Fair procurement policy • 公平採購 • Fulfilment of promises • 誠信履約 • Collaborating to achieve a win-win situation • 合作共贏 Regular supplier meetings 定期供應商會議 Regular 定期 Supplier/contractor assessment system 供應商╱承辦商評估制度 Regular update 定期更新 On-site inspection 實地視察 Irregular 不定期

118 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Major Stakeholders Expectations and Requirements Main Means of Participation Frequency of Communication 主要利益相關方 期望與要求 主要參與方式 溝通頻率 Environmental groups 環保團體 • Adhering to green operation • 堅持綠色運營 • Advocacy of environmental protection ideas • 倡導環保理念 Environmental information disclosure 環境信息披露 Regular, ESG report disclosure 定期，ESG報告披露 Communities/the public 社區╱公眾 • Organizing activities for community charity • 開展社會公益 • Promoting community harmony • 促進和諧發展 Information disclosure 信息披露 Regular 定期 Participation in charitable activities 參與公益活動 Irregular 不定期 Media 傳媒 • Environmental and social responsibility • 環境社會責任 Senior management interview 高級管理人員訪問 Irregular 不定期 Performance announcement 業績公佈 Regular 定期

年度報告 2025 Annual Report 119 Environmental, Social and Governance Report 環境、社會及管治報告 重要性議題分析 為界定ESG實踐與信息披露的關鍵範 疇，我們開展了重要性評估，旨在精準 識別與業務緊密相關的核心議題，並深 入理解利益相關方的期望。具體的重要 性議題識別過程如下： Analysis of Material Issues To define the key scope of our ESG practices and information disclosures, we conducted a materiality assessment, aiming to accurately identify core issues closely related to our business, and deeply understand stakeholder expectations. The specific process of identifying materiality issues is as follows: 1. Identifying the material issues database 1. 識別重要性議題庫 With reference to the disclosure obligations covered in the Code and the Sustainability Accounting Standards Board (SASB), as well as the Morgan Stanley Capital International (MSCI) Materiality Map, we have identified a series of material issues, which cover five areas: product responsibility, operation and governance, employment and labor practices, environment, and communities. In the form of online questionnaire, we invited stakeholders to rate the materiality of each issue to themselves and the Company’s business. We conducted evaluation and analysis on the results collected, and formed an ESG materiality matrix after screening and ranking. 我們參考《守則》所涵蓋的披露責任，並參考永續會計準則委員會（Sustainability Accounting Standards Board, SASB），以及摩根士丹利資本國際（Morgan Stanley Capital International, MSCI）重要性議題庫，釐定 一系列重要議題，涵蓋產品責任、營運及管治、僱傭及勞動常規、環境、社區5個範疇。以線上問卷的形式，我 們邀請利益相關方就各議題對他們及本公司業務的重要性作出評分，收集意見後進行評估分析，排序形成ESG 重要性議題矩陣。 2. Questionnaire survey 2. 問卷調查 We invited internal and external stakeholders to participate in an online questionnaire. Internal stakeholders include directors and senior management, while external stakeholders include suppliers and partners, experts, players in the same industry, employees, government and regulators, consumers, community and the public, shareholders/investors, and other groups. 我們邀請了內部及外部利益相關方參與在線問卷調查。內部利益相關方包括董事、高級管理層，外部利益相關方 包括供應商及合作夥伴、專家、同業、員工、政府及監管機構、消費者、社區及公眾、股東╱投資者、及其他團 體。 3. Analysis of material issues 3. 重要性議題分析 We analyzed the materiality of each issue based on its “materiality to Super Hi” and “materiality to stakeholders”, and formulated a materiality matrix, to summarize the analysis results. 我們根據「對特海的重要性」及「對利益相關方的重要性」分析各議題的重要性，並繪製重要性議題矩陣，歸納 分析結果。

120 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 透過重要性評估，我們識別了25個ESG 重要性議題，包括8個高度重要議題，11 個中度重要議題，6個一般重要議題。由 於本年度業務範圍沒有重大變化，我們 沿用去年度的重要性評估結果。董事會 已審視並確認了重要性議題分析結果及 本年度適用性。重要性議題分析結果如 下： Through the materiality assessment, we identified 25 ESG material issues, including 8 highly material issues, 11 moderately material issues, and 6 generally material issues. As there have been no significant changes to our scope of business this Year, we have maintained the materiality assessment results from the previous year. The Board has reviewed and confirmed the results of the materiality analysis and its suitability for this Year. The analysis results of material issues are as follows: Super Hi ESG Materiality Matrix for 2025 特海2025年ESG重要性議題矩陣 Materiality to Super Hi 對特海的重要性 Materiality to Stakeholders 對利益相關方的重要性 Food safety 食品安全 Food quality 餐品品質 Equal employment 平等僱傭 Occupational health and safety 職業健康和安全 Employees' salaries and benets 員工薪酬福利 Responsible marketing 負責任營銷 Environment and natural resources 環境及天然資源 Food loss 食物損耗 Care for employees 員工關愛 Smart operation 智慧化運營 Procurement of environmentally friendly materials 環保物料採購 Combat climate change 應對氣候變化 Environmental welfare practice 踐行環保公益 Community construction 社區建設 Waste management 廢棄物管理 Product diversication 產品多元化 Anti-corruption training 反貪污培訓 Management of supply chain risk 供應鏈風險管理 Dining environment 就餐環境 Corporate governance 公司治理 Open and fair procurement 公開公平採購 Protection of employees’ rights and interests 員工權益保護 Employee training and development 員工培訓和發展 low 低 High 高 High 高 Product development and innovation 產品研發與創新 Nutrition and health 營養與健康 1 2 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 23 24 25 22 3 4 1 2 3 4 5 7 8 9 10 12 13 14 15 17 18 19 20 22 23 24 25 6 11 16 21

年度報告 2025 Annual Report 121 Environmental, Social and Governance Report 環境、社會及管治報告 我們已在報告內對利益相關方高度重要 的議題做出了回應，報告對應章節如下： We have responded to the highly material issues of stakeholders in the report, and the corresponding chapters are as follows: Highly Material Issue 高度重要議題 Corresponding Chapter 對應章節 Food safety 食品安全 1.1 Building Food Safety Defenses 1.1 築牢食安防線 Food quality 餐品品質 1.1 Building Food Safety Defenses 1.1 築牢食安防線 Anti-corruption training 反貪污培訓 3.1 Clean and Compliant Operations 3.1 廉正合規經營 Occupational health and safety 職業健康和安全 4.3 Occupational Safety Protection 4.3 職業安全保障 Protection of employees’ rights and interests 員工權益保護 4.1 Adhering to Compliant Employment 4.1 恪守僱傭合規 Corporate governance 公司治理 3.1 Clean and Compliant Operations 3.1 廉正合規經營 Management of supply chain risk 供應鏈風險管理 3.2 Sustainable Supply Chain 3.2 可持續供應鏈 Employee training and development 員工培訓和發展 4.2 Nurturing Career Growth 4.2 育才職涯成長

122 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 1. 品質引領：全面守護食品安全 1.1. 築牢食安防線 食品安全是我們「品質立身」 承諾的基石。在日常運營中， 我們始終將食品安全置於首要 地位，並建立嚴格的管理體系 予以保障。我們嚴格遵守各運 營市場地的法規，包括但不 限於美國的《聯邦食品、藥品 和化妝品法》、《食品與藥品 法》及《安全食品法》，加拿大 的《食品安全法案》、《食品安 全條例》，馬來西亞的《食品 法》、《食品條例》，新加坡的 《食品銷售法》、《食品安全保 障法》及《食品條例》，澳大利 亞的《食品條例》等。我們以 各地食品安全法規為基準，致 力於系統化、標準化食品安全 管理體系的構建，持續提升品 質，從合規邁向卓越。 1. QUALITY LEADERSHIP: COMPREHENSIVELY SAFEGUARDING FOOD SAFETY 1.1. Building Food Safety Defenses Food safety is the cornerstone of our commitment to “upholding our commitment to providing high-quality meals”. In daily operations, we always give priority to food safety and establish strict management systems to ensure food safety. We strictly comply with local regulations on operations, including but not limited to the US’s Federal Food, Drug, and Cosmetic Act, the Food and Drug Act and the Safe Food Act, the Safe Food for Canadians Act and the Canadian Food Safety Regulations in Canada, Malaysia’s Food Act and Food Regulations, Singapore’s Sale of Food Act, the Sale of Food (Food Safety) Act and Food Regulations, and Australia’s Food Regulations. In compliance with the requirements of local food safety regulations, we are committed to the development of systematic and standardized food safety management systems, continuously improve quality, and move from compliance to excellence.

年度報告 2025 Annual Report 123 Environmental, Social and Governance Report 環境、社會及管治報告 Improving the food safety framework We regard food safety as the core guarantee of our operations. By implementing standardized and detailed processes and clearly defining the responsibilities of each position, we integrate high-standard and high-quality catering safety targets into every aspect of our operations. Faced with the expanding restaurant scale and the extending supply chain, we always shoulder the leading responsibility to ensure that food safety standards are consistently and strictly implemented at source to the dining table. We have established a three-level control mechanism from the restaurant level to the regional level and up to the CEO. The specific food safety management framework is illustrated in the following diagram: 完善食安架構 我們將食品安全視為運營的核 心保障。通過實施規範化、精 細化的流程，並明確各崗位職 責，我們將高標準高質量的餐 飲安全目標貫穿於運營的每一 環節。面對餐廳規模的擴張與 供應鏈延伸，我們始終肩負起 引領責任，確保從源頭到餐桌 的食品安全標準得到一致且嚴 格的執行。我們已建立由餐 廳、區域至首席執行官的三級 管控機制，具體食品安全管理 架構如下圖所示： CEO 首席執行官 Regional Manager 大區經理 Safety Management Department 安全管理部 Food safety of cer/ safety of cer 食品安全員╱安全員 Person-in-charge/ three key managers 擔當╱三大經理 Warehouse keeper 庫管員 Restaurant Manager 店經理 Restaurant Safety and Food Safety Team 餐廳安全與 食品安全小組

124 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 管理層 在食品安全管理體系中，管理 層各司其職，形成了清晰的責 任閉環。首席執行官作為最終 責任人，負責核心制度的簽發 與整體績效的考核。安全管理 部作為專業職能中樞，承擔食 品安全制度的制定、修訂與監 督考評，向首席執行官及大區 經理反饋門店實情、通報不達 標情況，並承擔安全管理人員 及新門店管理層的培訓認證工 作。各大區經理則負責制度在 所轄區域的落地執行、資源保 障、風險處理與持續改進，監 督門店執行制度的效果，定期 對門店進行抽查、考評與反 饋，確保食品安全管理要求貫 穿於日常運營之中，並積極推 動門店獲得外部認證，共同構 建並維護堅實的食品安全防 線。 餐廳層面 店經理作為餐廳安全與食品安 全的第一責任人，須牽頭組建 餐廳安全與食品安全管理小 組，並負責依據公司制度制定 各崗位的具體遵守標準與考評 辦法，通過不定期現場抽查落 實違規獎懲。 Management In the food safety management system, the management team performs their respective duties, thereby forming a clear closed loop of responsibility. The CEO is responsible for approving and publishing core systems and assessing overall performance as the person with ultimate accountability, while the Safety Management Department, which undertakes the formulation, revision, and supervision of food safety systems as the professional functional hub, reports the actual situation of restaurants and non-compliance to the CEO and regional managers. In addition, the said department will undertake the training and certification of safety management personnel and new restaurant management. Regional managers are responsible for implementing the system in their respective regions, safeguarding resources, handling risks, continuing with improvement measures, supervising the effectiveness of the implementation of the system in restaurants. Furthermore, the regional managers shall regularly conduct random inspections, assessments, and feedback on restaurants to ensure that food safety management requirements are integrated into day-to-day operations, and actively encourage restaurants to obtain external certification, as part of the joint efforts to build and maintain a solid food safety defense line. Restaurant level As the individual primarily responsible for restaurant and food safety, the restaurant manager must lead the establishment of the restaurant safety and food safety management team, and is responsible for formulating specific compliance standards and assessment methods for each position based on corporate policies, and implementing rewards and penalties for violations through irregular on-site inspections.

Environmental, Social and Governance Report
環境、社會及管治報告

We have a designated position for a food safety officer in each restaurant to ensure the implementation of food safety management practices at the operational front line. As the on-site supervisor for restaurant safety, the food safety officer is responsible for monitoring and evaluating the compliance of restaurant staff with safety and food safety protocols. His or her core responsibilities include completing daily, weekly, and monthly safety inspection items, guiding employees in implementing the Company's food safety systems, and advancing the continuous improvement of the level of food safety in the restaurants. The person in charge and three key managers are responsible for supervising and managing food safety and rectifying any food safety hazards. The warehouse keepers are specifically responsible for carrying out self-inspections of ingredients and supplies stored in the warehouse and monitoring and managing measures to prevent mold and spoilage.

我們在各餐廳均設置食品安全員崗位，旨在將食品安全管理工作深入落實到運營一線。作為餐廳安全的現場監督主體，食品安全員負責監督、考評餐廳員工安全與食品安全工作遵守情況。其核心職責包括完成每日、每週及每月的安全檢查項目，指導員工落實公司食品安全制度，並推動餐廳食品安全水平的持續提升。而擔當及三大經理則負責食品安全監督管理工作，並對食品安全隱患問題進行整改；庫管員專職負責庫房食材與用品的存儲自查及防霉變質的監督管理工作。

To ensure that certified personnel possess comprehensive capabilities, the Company implements a rigorous audit mechanism for food safety-related positions, as follows:

- Theoretical certification: Relevant employees are required to complete training on food safety knowledge, systematically keep abreast of food safety-related laws, regulations, and the Company's food safety standards, and receive the relevant certification to lay the necessary theoretical foundation.

- Professional assessment: Employees who have completed the training and certification must further complete a professional assessment covering 10 courses, including work processes, emergency response plans for restaurant food safety incidents, and warehouse management skills. Only those who pass all the courses can obtain the position certificate and become reserve food safety officers.

- Practical verification: Reserve personnel must undergo a minimum of 1 month of on-site food safety work assessment under the supervision of the restaurant manager. Only employees who pass this assessment can be officially appointed as food safety officers.

為確保持證人員具備全面能力，本公司對食品安全相關崗位執行嚴格的審核機制，具體如下：

- 理論認證：相關員工需完成食品安全應知應會內容培訓，系統掌握食品安全相關法律法規和公司食品安全標準，並通過認證，奠定必要的理論基礎。

- 專業考核：通過培訓及認證的員工，須進一步完成涵蓋工作流程、餐廳食品安全突發應急預案、庫管工作技巧等10個課程的專業考核，全部通過後方可取得崗位證書，成為後備食品安全員。

- 實踐驗證：後備人員須在店經理監督下，進行為期不少於1個月的現場食品安全工作考核，只有通過該考核後的員工才能獲正式任命為食品安全員。

年度報告
2025 Annual Report 125

Environmental, Social and Governance Report
環境、社會及管治報告

This audit mechanism aims to ensure that food safety officers possess solid theoretical knowledge and practical skills, enabling them to firmly guard the final checkpoint of food production and ensure the stable operation of restaurant food safety work.

這套審核機制旨在確保食品安全員具備紮實的理論知識與實操技能，使其能牢牢守住餐品出品的最後一道關卡，保障餐廳食品安全工作穩健運行。

To deeply infuse the food safety culture into the operational value chain, we have carried out systematic construction and established systems in multiple key areas to ensure that every stage at source to the terminal is effectively regulated and controlled, including food processing, food additive management, online food ordering and delivery services, food sampling, hygiene management, pest control, and emergency response plans for food safety incidents. During the Reporting Period, our three restaurants in UAE and Singapore, and Malaysia central kitchen obtained Hazard Analysis and Critical Control Points (HACCP) system certification. A total of 7 restaurants and 1 central kitchen (Malaysia) have obtained HACCP certification, and 1 central kitchen (Singapore) has obtained ISO22000 certification. This represents not only a recognition of our daily food safety work but also a strong manifestation of the internationalization and standardization of our management system.

為將食品安全文化深植於營運價值鏈，我們進行了體系化建設，於多個關鍵範疇建立制度，確保從源頭到終端的每一個環節均得到有效規範與控制，包括食品加工、食品添加劑管理、網絡訂餐配送服務、食品留樣、衛生管理、蟲鼠害控制管理、食品安全事故應急處置方案等。報告期內，我們位於阿聯酋、新加坡的3家門店以及馬來西亞央廚獲得了危害分析和關鍵控制點(Hazard Analysis and Critical Control Points,「HACCP」)體系認證，累積共有7家餐廳及1家中央廚房(馬來西亞)獲得HACCP體系認證，1家央廚(新加坡)獲得ISO22000體系認證。這不僅是對我們日常食品安全工作的肯定，更是我們管理體系國際化、規範化水準的有力體現。

We extend the food safety management to the front end of the supply chain. By establishing stringent supplier management processes, we ensure that their products are in strict compliance with overseas stringent laws, regulations, and standards. We require suppliers to provide HACCP plans, process flow charts, certificates confirming compliance with overseas legal requirements, product specifications, reports on pesticide and veterinary medicine management for agricultural products, and other relevant documents. We have established Supplier Food Safety Audit Standards, which clearly outline the evaluation criteria for assessing suppliers' food safety and quality. Through a combination of document review and on-site audits, we integrate stringent food safety and quality management into every stage of the supply chain.

我們將食品安全管理延伸至供應鏈前端，通過建立嚴格的供應商管理流程，確保其產品恪守海外嚴苛的法律法規與標準。我們要求供應商提供產品的HACCP計劃、工藝流程圖、產品符合海外法規標準要求的確認書及產品規格說明書、農副產品農藥、獸藥管理報告等。我們已制定《供應商食品安全審核規範》，為供應商在食品安全與質量方面的評估確立了明確的要求。我們通過文件審查與現場審核相結合的方式，將嚴格的食品安全與質量管理貫穿於供應鏈的每一環節。

126 特海国际控股有限公司
Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

Food safety inspection

To ensure that customers can enjoy safe and delicious meals in a worry-free, trustworthy, and hassle-free manner, the Group regards rigorous food safety management as its cornerstone. We have introduced a systematic assessment mechanism, integrating our commitment into day-to-day management details through regular and random inspections of all restaurants. Restaurants must carry out food safety self-inspections and day-to-day maintenance based on daily, weekly, and monthly restaurant food safety checklists. In 2025, a total of 1,200 on-site inspections were conducted. The Company conducts quarterly on-site ratings based on standardized assessment forms (divided into Grade A, B, and C), and the rating results are linked to restaurant self-inspections, third-party inspections, and annual performance. Through normal and standard supervision and evaluation, we actively advance the continuous improvement of the food safety management and risk prevention. During the Reporting Period, we did not have any products that required recall due to safety and health concerns.

The Company has established a rewards and penalties system closely linked to assessment results. Restaurants with excellent annual performance and multiple Grade A ratings are given "Star of Super Hi" star certification and corresponding cash incentives, forming a long-term incentive mechanism. In terms of incentives, we rewarded a total of 15 restaurants in 2025, including "Star of Super Hi" honor rewards and cash incentives, of which 3 received the "Star of Super Hi" Silver Star award. For restaurants with major violations or consistently poor ratings, graded penalties including notice of censure, demotions, and restaurant manager accountability are implemented, forming a management closed loop of "equal emphasis on incentives and constraints" to systematically safeguard operational safety and food safety.

食品安全檢查

為確保顧客在安心、放心、省心的體驗中享用安全美食，本集團將嚴謹的食品安全管理視為基石。我們建立了系統化的考核機制，通過對所有門店實施定期與不定期的檢查，將承諾融入日常管理細節。門店須依據每日、每週、每月餐廳食品安全排查表開展食品安全自查與日常維護。2025年累計進行現場檢查1,200次。公司每季度依據標準化考核表進行現場評級（分為A、B、C三級），評級結果與門店自查、第三方檢查及年度表現掛鉤。通過常態化、標準化的監督評估，我們積極推動食品安全管理的持續改進與風險預防。報告期內，我們沒有因為安全與健康理由而需要回收的產品。

公司設立了與考核結果緊密聯動的獎懲體系。對年度表現優異、多次獲評A級的門店給予「海之星」星級認證及相應現金獎勵，形成長效激勵機制。在激勵方面，2025年度我們共獎勵了15家餐廳，既包括「海之星」榮譽獎勵同時也給予現金激勵，其中有3家獲得「海之星」銀星的獎勵。而對發生重大違規或評級持續不佳的門店，則實施包括通報、降級、店經理追責等分級處罰，形成「激勵與約束並重」的管理閉環，系統化保障運營安全與食品安全。

年度報告
2025 Annual Report
127

128 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 卓越品質管理 特海始終秉持提供「安全、好 吃、不貴」的餐飲追求。在確 保食品安全的同時，我們持續 提升並穩定產品品質。通過對 從採買到上桌的全流程標準化 管理（涵蓋運輸、接收、處理 等），我們為卓越出品提供了 堅實保障。我們嚴格遵循各經 營地國家的食品安全法律，例 如美國的《食品質量保護法》、 印尼的《關於食品安全品質與 營養的第28/2004號政府條 例》等。 Excellence in Quality Management Super Hi always adheres to the pursuit of providing “safe, delicious, and affordable” food. While ensuring food safety, we continuously improve and stabilize product quality. Through standardized management of the entire process from procurement to serving (covering transportation, receiving, processing, etc.), we provide a solid guarantee for excellent offerings. We strictly abide by food safety laws in the countries where we operate, such as the U.S. Food Quality Protection Act and the Indonesian Government Regulation No. 28/2004 on Food Safety, Quality, and Nutrition. Raw material acceptance 原材料驗收 • To ensure the freshness of ingredients, we have set strict acceptance standards for various products, covering: • 為保障食材新鮮度，我們已為各類產品訂立嚴格驗收標準，涵蓋： ○ Low-temperature preservation foods (such as fruits, fresh produce, and beverages) ○ 低溫保鮮類食品（如水果、生鮮類、酒水等） ○ Dry goods that can be stored at room temperature ○ 可常溫保存的乾貨類產品 • Restaurant warehouse keepers conduct strict inspections of the arrival condition and packaging labels of raw materials • 餐廳庫管對原材料的到貨狀態及包裝標籤進行嚴格審查 Inventory audit and ledger management 庫存盤點與台賬管理 • Restaurants establish receiving and inventory records • 餐廳均建立收貨及入庫盤點台賬 • Regularly conduct inventory audits of products already in stock to strictly eliminate any expired products • 對已入庫的產品定期盤點，嚴格杜絕任何過期產品

年度報告 2025 Annual Report 129 Environmental, Social and Governance Report 環境、社會及管治報告 我們在餐廳出品加工上實行標 準化與時效雙重保障。通過 《門店產品出品時效管理辦法》 規範門店二次加工產品的貯 存、加熱、冷郤等原則，需要 貯存的食材均須有出品時效標 籤以列出儲存條件及時效，規 避產品過期問題。同時，我們 亦為各種餐品分別制定了加工 規範與出品指導說明書，按照 對應崗位訂製作業指導。通過 列明不同食品加工的步驟與工 序，我們旨在確保所有連鎖餐 廳的出品都能達到高度一致的 品質與穩定性，兌現我們對消 費者的品質承諾。 Use of ingredients 物料使用 • Adhere to the principle of first in, first out (FIFO), ensuring that the food sold is within its shelf life • 採用先進先出的原則，做到先陳後新，確保出售的食品均在食品保質期限 內 • Before each shift, restaurant staff conduct inspections for any expired or spoiled ingredients from the previous day. They also perform multiple checks on the shelf life of short shelf-life products; any expired items must be discarded • 員工每天班前亦會為前一天剩餘物料進行過期變質檢查，並多次檢查短保 餐品的保質期，一旦過期則必須廢棄處理 • To prevent customers from contracting any food-borne illnesses, we strictly prohibit the reuse of ingredients that have already been served and guide restaurants to retain samples of daily ingredients • 為預防客人染上任何食源性疾病，我們嚴禁廚房回收已上桌的食材，並指 導各地餐廳對當日食材進行留樣 Implementation of supervision and rewards and penalties 執行監督與獎懲 • To monitor the implementation of food safety practices across all units, the Safety Management Department conducts inspections and carries out rewards and penalties according to the Reward and Punishment System for Food Safety • 為監督各單位的執行情況，安全管理部亦會進行檢查，並按照《食品安全獎 懲制度》執行獎懲措施 In terms of food processing and production at the restaurants, we implement dual guarantees of standardization and timeliness. We have established the Management Measures for Product Serving of Restaurants to regulate the storage, heating, cooling, and other principles of processed products at the restaurants. All ingredients that require storage must have product timeliness labels indicating storage conditions and expiration dates to avoid issues with expired products. We have also developed processing specifications and production guidelines for various menu items, with tailored instructions for specific positions. By providing step-by-step instructions for food processing, we aim to ensure that all chain restaurants can consistently provide customers with high-quality and stable offerings, fulfilling our quality commitment to consumers.

Environmental, Social and Governance Report
環境、社會及管治報告

According to the Restaurant Sampling Test System and the Restaurant Product Evaluation Management Measures, we have established a comprehensive quality supervision system from internal audits to third-party verification. The Product Management Department conducts inspections and supervises the implementation of product standards and relevant processes every 3 months. The Safety Management Department, based on the non-compliant items from the previous year's risk sampling, customizes an Annual Inspection Plan for each overseas restaurant, taking into account their specific characteristics and current situations. The plan requires restaurants to undergo third-party sampling tests for different high-risk items such as ready-to-eat products, ice, purified water, equipment, tools, utensils, etc. We also track the hygiene and health conditions of the operators. Regarding all test results, we track the causes and conduct corrective actions and further sampling tests, covering various indicators such as microbiological and physicochemical indicators, forming a closed-loop management. This Year, 12 samples were randomly tested in the Japan region for items such as Staphylococcus aureus and Escherichia coli. In the Vietnam region, each restaurant conducts rapid qualitative tests for pesticide residues on every batch of vegetables, with a total of approximately 75,000 batches tested in 2025. The test results have consistently demonstrated that our food meets high-quality food safety standards.

我們依據《門店抽樣檢測制度》及《餐廳產品考評管理辦法》，建立了從內部審核到第三方驗證的全面質量監督體系。產品管理部每3個月檢查餐廳產品標準以及相關流程制度的執行情況，安全管理部則會根據上年度的風險抽檢不合格項目，針對各海外餐廳的特點及現況，定制各餐廳特有的《年度檢測計劃》，要求餐廳針對高風險即食產品、冰塊、淨化水、設備、工具與餐具等不同項目進行第三方抽檢，同時我們也對操作人員的衛生健康情況予以追蹤。對於所有檢測結果，我們均會追溯根源並進行整改與複檢，涵蓋微生物與理化等多類指標，形成閉環管理。本年度，日本餐廳區域抽檢了12個樣品，針對金黃色葡萄球菌、大腸菌等項目進行檢測；而越南區域每個餐廳對每批次蔬菜均進行農殘的快速定性檢測，2025年內，共計檢測約7.5萬批次，檢驗結果均顯示我們的食品具備高質量食安水平。

130 特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 131 Environmental, Social and Governance Report 環境、社會及管治報告 Malaysia Central Kitchen 馬來西亞中央廚房 Super Hi’s central kitchen in Malaysia is a modern food supply center integrating procurement, processing, and storage, fully serving the daily operational needs of foodservice enterprises in Malaysia. We always prioritize food safety and quality, strictly adhering to local regulations and international standards. We have successfully obtained dual certification in Good Manufacturing Practices (GMP) and Hazard Analysis and Critical Control Points (HACCP), ensuring that the entire chain management from raw materials to finished products meets high standard requirements. Under the GMP system, we have established standardized processes covering the production environment, equipment maintenance, personal hygiene, and cleaning and disinfection, thereby ensuring consistent operational specifications. Through the HACCP system, we systematically identify and control key risk points, and prevent potential hazards through scientific methods. HACCP certification also provides us with internationally recognized quality endorsement, helping to streamline export processes. We are committed to providing customers with safe, high-quality, and stable food through a rigorous system and standardized management, making us a reliable partner in the foodservice industry. 特海位於馬來西亞的中央廚房是一家集採購、加工、倉儲於一體的現代化食品供應中心，全面服務馬來西亞 境內餐飲企業的日常運營需求。我們始終將食品安全與質量置於首位，嚴格遵循當地法規及國際標準，已成 功取得良好生產規範(GMP)與危害分析與關鍵控制點(HACCP)雙重認證，確保從原料到成品的全鏈條管控符 合高標準要求。 在GMP體系下，我們建立了涵蓋生產環境、設備維護、人員衛生、清潔消毒等標準化流程，保障作業規範一 致。通過HACCP體系，我們系統識別並管控關鍵風險點，以科學方法預防潛在危害。HACCP認證也為我們 提供了國際認可的質量背書，有助於簡化出口流程。我們致力於以嚴謹體系與規範管理，為客戶提供安全、 優質、穩定的食品，成為餐飲業可信賴的合作夥伴。 Case 案例

132 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 我們已制定《食品安全可追溯 及召回、停售制度》，當產品 出現健康風險、標籤違規或質 量缺陷時，系統將迅速啟動跨 部門召回流程，涵蓋門店上 報、安全評估、庫存追溯、產 品封存及最終無害化處理，並 通過年度全系統模擬演練持續 提升應急響應能力。同時，我 們高度重視顧客過敏防護，制 定《門店過敏原管理制度》，明 確過敏識別與應對程序，要求 服務員主動核對菜品成份，避 免提供致敏食品。食品安全員 定期組織過敏原專項培訓，並 在供應鏈變更時及時更新知識 庫，實現從原料到餐桌的全鏈 條安全管控。 本集團依據《Super Hi門店安 全、食品安全相關突發事件上 報及處理流程》，建立了分級 分類的應急管理機制。該制度 明確了緊急與非緊急事件的上 報時限與響應路徑，並通過跨 部門協同實現從事件研判、現 場處置到整改跟進的閉環管 理，系統化提升風險應對能 力，保障運營安全與品牌聲 譽。 We have formulated a Food Safety Traceability and Recall/ Suspension System. When a product presents health risks, labeling violations, or quality defects, the system will promptly initiate a cross-departmental recall process, covering restaurant reporting, safety assessment, inventory traceability, product sealing, and final harmless disposal. In addition, we continue to improve emergency response capabilities through annual system-wide simulation drills. At the same time, we place a high priority on customer allergen protection, thereby formulating the Restaurant Allergen Management System, which clarifies allergen identification and response procedures, and requires service staff to proactively check dish ingredients to avoid providing allergenic foods. Food safety officers regularly organize special training on allergens and update the knowledge base promptly in the event of any supplier changes, thereby achieving full-chain safety control from raw materials to the table. The Group has established a graded and classified emergency management mechanism based on the Super Hi Procedures for Reporting and Handling Restaurant Safety and Food Safety Related Emergencies. The system clarifies the reporting time limits and response paths for emergency and non-emergency incidents and achieves closed-loop management from incident judgment and on-site disposal to rectification and follow-up through cross-departmental collaboration, systematically enhancing risk response capabilities and safeguarding operational safety and brand reputation.

年度報告 2025 Annual Report 133 Environmental, Social and Governance Report 環境、社會及管治報告 1.2. Innovative and Diversified Menu Items Super Hi considers innovation as a driving force for the sustainable development of the business and to enhance customer satisfaction. Through continuously pushing for creative designs and new concepts for our dishes and menus, we bring a lasting sense of freshness to our customers. In international operations, we place localization at the core. By conducting in-depth research on the dietary preferences and taste preferences of customers in various markets, and following the Super Hi Product Selection Process, we select products based on principles such as localization, innovation, market competitiveness, and product quality and conduct assessments for local product development. Ultimately, we introduce well-received localized products, catering to the needs of diverse customers with delicious and healthy diversified menu items. As of the end of 2025, we have launched new products for over 1,000 times globally, covering various categories such as hotpot soup, dishes and snacks. 1.2. 餐品多元創新 特海將創新視為企業可持續發 展與提升顧客滿意度的核心動 力，並通過持續的餐點與菜單 推陳出新，為顧客帶來持久的 新鮮感。在國際化運營中，我 們更將本地化置於核心，通過 深入研究各市場顧客的飲食 偏好及口味，依照《Super Hi 選品流程》，按本土化、創新 化、產品市場競爭力、產品質 量等原則選品並進行產品本土 化研發評估，最終推出廣受好 評的在地化產品，以美味健康 的多元餐品滿足不同客人的需 求。截至2025年底，我們在 全球範圍上新1,000餘次，涵 蓋鍋底、菜品、小吃等多種品 類。

Environmental, Social and Governance Report
環境、社會及管治報告

Case
案例

Global 31st Anniversary Celebration and "320 Project" Integrated Marketing Campaign
全球31週年慶暨「320項目」整合營銷活動


30+1岁
快乐加一倍!
One Year Older, Double Happier!
30+1

To celebrate the 31st anniversary of the Haidilao brand, we launched the "320 Project" integrated marketing campaign globally with the theme "One Year Older, Double Happier! ". We introduced celebrity-themed double sets and 31st-anniversary limited four-person sets, in combination with various creative new products such as "Beef Cake", "Soy Milk DIY Cake", and "Longyin Strawberry", as well as creative merchandise design, to provide a complete anniversary experience. We specially designed the "Xiao Lao Lao" series themed merchandise, including blind bags and blind boxes. Through interactive mechanisms such as "collecting to exchange gifts" and "hidden model lucky draws", as well as regularly held "Pin Exchange Social Days", we made merchandise a sustainable carrier for connecting with customers.

為慶祝海底撈品牌成立31週年，我們以「30+1歲，快樂加一倍！」為主題，在全球開展「320項目」整合營銷。我們推出明星主題雙人套餐與31週年限定四人餐，搭配如「肥牛蛋糕」、「豆乳DIY蛋糕」、「龍吟草莓」等多款創意新品，結合創意周邊設計，打造完整週年體驗。我們特別設計「小撈撈」系列主題周邊，包含盲袋與盲盒兩種形式，通過「集齊換禮」「隱藏款抽獎」等互動機制，以及定期舉辦的「換Pin社交日」活動，讓周邊產品成為連接顧客的可持續載體。


限定
31周年双人餐
31st Anniversary
2 People Set Meal
周一至周日全天售卖
Monday to Sunday all-day


31周年限定版
「惊喜盲袋」
限量开启!
GET MAGNETIZED!

134 特海国际控股有限公司
Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

Case
案例

During the event, we launched the "National Cake Painting" competition to stimulate artistic participation and the "Electronic Music Super Hi Song" challenge to promote online and offline interaction. To improve customer experience, the waiting area featured fun interactive games, and members celebrating their birthdays in March enjoyed exclusive gifts and birthday invitations. Restaurant decorations mainly used reusable paper and electronic materials to balance environmental concepts with cost-effectiveness, and created an immersive atmosphere through themed visuals.

Global restaurants held a simultaneous birthday ceremony at 8:00 PM on March 20 and organized local activities such as float parades, free cake giveaways, and DJ carnival nights in Malaysia, Singapore, Canada, and other places, creating a global celebration that transcended geographical boundaries.

活動期間，我們發起「全民畫蛋糕」大賽激發藝術參與，以及「電音嗨嗨歌」挑戰促進線上線下聯動。為提升顧客體驗，等位區設有趣味互動遊戲，3月生日會員更享專屬禮品與慶生邀請。門店裝飾以可重複使用的紙質與電子物料為主，兼顧環保理念與成本效益，並透過主題視覺營造沉浸式氛圍。

全球餐廳於3月20日晚間8點同步舉行慶生儀式，並在馬來西亞、新加坡、加拿大等地舉辦花車巡遊、免費贈蛋糕、DJ狂歡夜等本地化活動，創造了跨越地理界限的全球歡慶時刻。


30+1岁
One Year Older, Double Happier!
30+1岁
快乐加一倍!

年度報告
2025 Annual Report
135

Environmental, Social and Governance Report
環境、社會及管治報告

Case
案例

Celebrity and IP Dual-Track Interactive Marketing
明星與IP雙軌聯動營銷

Super Hi actively explores innovative marketing models, and has successfully secured new marketing tracks through a dual-track strategy of "celebrity co-branding" and "IP authorization". In recent projects, we have extensively collaborated with well-known artists and the classic IP "B.Duck" to create integrated marketing activities with both market popularity and cultural influence.

In terms of celebrity collaboration, we collaborated with artists to launch themed sets, with exclusive merchandise given upon consumption. The activity successfully built an immersive music and food experience through themed restaurant atmosphere (giant posters, music playback, check-in areas) and all-channel interaction (song guessing challenges, dance competitions, late-night pop-up DJs), significantly enhancing customer participation and social dissemination. In terms of IP collaboration, we launched a series of themed products around "B.Duck", deeply integrating IP elements. For example, the soup base was presented in the shape of a little yellow duck frozen in white soup, paired with fun-named dishes such as "Ice-sealed Duck Intestines" and "Fresh Shrimp Balls Stuffed with Salted Duck Egg Yolk". We launched "B.Duck Mousse" for desserts, while providing IP-shaped ice cubes and added visual decorations such as B.Duck powder rings and fried food mat paper for drinks, thereby strengthening the overall themed experience. Dual-track collaboration not only strengthens the emotional connection between the brand and different customer groups but also conveys a joyful and personalized catering culture through themed product design and interactive experiences, opening up richer market dialogue scenarios for the brand.

特海積極探索營銷創新模式，通過「明星聯名」與「IP授權」雙軌並行策略，成功開拓營銷新賽道。在近期項目中，我們分別與知名藝人及經典IP「小黃鴨」(B.Duck)展開深度合作，打造了兼具市場熱度與文化影響力的整合營銷活動。

在明星合作方面，我們與藝人合作推出主題套餐，消費即贈獨家周邊。活動通過主題門店氛圍（巨型海報、音樂播放、打卡專區）與全渠道互動（猜歌挑戰、舞蹈大賽、夜宵快閃DJ），成功構建沉浸式音樂美食體驗，顯著提升顧客參與度與社交傳播。在IP合作方面，我們圍繞「小黃鴨」推出主題系列產品，深入融合IP元素。例如，鍋底以白湯凍成小黃鴨造型呈現，搭配如「冰封鴨腸」、「流心海鴨蛋鮮蝦丸」等趣味命名菜品。甜品部分推出「小黃鴨慕斯」，飲品則附有IP造型冰塊，並增加小黃鴨撒粉圈、炸物墊紙等視覺裝飾，強化整體主題體驗雙軌合作不僅增強品牌與不同客群間的情感連接，更通過具主題性的產品設計與互動體驗，傳遞歡樂、個性化的餐飲文化，為品牌開拓更豐富的市場對話場景。


海底捞
Haidilao
MAGIC MAN 2 SET
MEAL
Limited-edition merch
Will be unlocked in phases


捞起快乐
忘掉鸭力

136
特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 137 Environmental, Social and Governance Report 環境、社會及管治報告 The Group’s Product Launch and Removal Management Measures clarifies the responsible entities for product listing and delisting and standardizes the management process for innovative food products. Our employees not only closely monitor and report customer needs to the restaurant managers, but when there is a need for product research and development or listing in the restaurant, it can also be directly reported to the regional managers for review. To ensure food quality, the development cycle, supplier collaboration, and food safety factors are considered for innovative food items. Prior to listing, we invite internal management, local employees, and customers to participate in taste tests according to the Super Hi Product Selection Process. The final selection is based on taste test results, product profit margins, estimated click-through rates, and analysis of similar products. Through continuous monitoring of product click-through rates, profit margins, and market saturation, we proactively identify underperforming products and make delisting decisions according to the Super Hi Menu Management Measures in conjunction with the menu structure, so as to accurately optimize the menu. Product listing risk management Risk management of new products is integrated throughout the entire introduction planning process. We strictly conduct risk assessments according to the Super Hi New Product Risk Assessment System. The assessment includes requirements for ingredient edibility evaluation, providing product labels, and proof of local marketability. Additionally, suppliers must pass compliance evaluations to ensure that they have the necessary licenses and appropriate qualifications. Super Hi’s innovation strategy is not limited to the food sector but systematically covers multiple dimensions such as equipment optimization, tool innovation, and food-contact material research and development. All innovation projects are subject to the risk assessment procedures outlined in the Restaurant-Related Safety and Food Safety Innovation Risk Assessment System, striving to prevent any food safety incidents. 本集團的《產品上架及下架管 理辦法》明確了產品上下架的 責任主體，並規範了創新食品 的管理流程。我們的員工不僅 會密切留意並上報顧客需求至 店經理，餐廳在產品研發或上 架有需求時，也可直接上報至 各區域經理進行審核。為確保 食品質量，創新餐品需綜合考 慮研發週期、供應商開發和食 品安全等因素，並在上市前按 《Super Hi選品流程》邀請內 部管理人員、本地員工和顧客 等參與品鑑，結合品鑑結果、 產品毛利率、預估點擊率和同 類產品分析等因素確定最終選 品。我們通過持續監控產品點 擊率、毛利率及同質化程度等 手段，主動識別表現不佳的產 品，並依照《Super Hi菜單管 理辦法》結合菜單結構進行下 架決策，以此精準地優化菜 單。 產品上市風險管理 新品的風險管理貫穿於整個推 出規劃過程。我們嚴格依照 《Super Hi新品風險評估制度》 進行風險評估，評估的內容包 括要求進行食材可食用性評 估，提供產品標籤及可在當地 區域銷售的證明材料，亦須通 過供應商合規性評估，確保供 應商具備許可證及相應經營資 質。 特海的創新戰略不僅限於食品 領域，更系統性涵蓋設備改 造、工器具革新及食品接觸材 料研發等多個維度。所有創新 項目均受《餐廳涉及安全、食 品安全創新項目風險評估制 度》規範風險評估流程，全力 防範食品安全事故。

138 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Protecting intellectual property Intellectual property is the most core intangible asset of an enterprise. Internally, we firmly defend our brand assets and oppose all acts of infringement; externally, we likewise commit to strict self-discipline and eliminate any form of infringement upon the trademarks, patents, copyrights, or other intellectual property of others. We comprehensively comply with intellectual property laws and regulations in each operating country, including but not limited to the Trademark Act and Patent Act in South Korea, Japan, Thailand, the United States, and Canada. Additionally, we adhere to the Copyright Act and Trademark Act in Australia, the Intellectual Property Act of the UK, etc. Super Hi not only actively encourages employees at all levels to propose innovative ideas but is also committed to building mechanisms for their implementation. To this end, we have created an internal platform for sharing innovation. Employees can publish innovative ideas on the platform that aim to improve personalized service and dining experiences, including sharing ideas related to restaurant decoration, ingredient storage, new food and beverage offerings, service initiatives, and marketing cases. Through interactive feedback among colleagues, these creative ideas are continuously optimized. We have established a system framework centered on the Litigation Management Regime and the Related Company Brand Marketing and Trademark Management System Regulations to systematically regulate the handling of trademark infringements and comprehensively manage the ownership and all related rights and interests of trademarks, brands, and other intangible assets across the globe, achieving comprehensive protection of core intellectual property assets. 知識產權保障 知識產權是企業最核心的無形 資產。對內，我們堅決捍衛自 身品牌資產，反對一切侵權行 為；對外，我們同樣承諾嚴格 自律，杜絕侵犯他人的商標、 專利、著作權等任何形式的知 識產權。我們全面恪守各運營 所在地的知識產權法律法規， 其中包括但不限於韓國、日 本、泰國、美國、加拿大的 《商標法》、《專利法》，澳大利 亞的《版權法》、《商標法》及 英國的《知識產權法案》等。 特海不僅積極鼓勵各級員工提 出創新想法，更致力於為其構 建落地的機制。為此，我們搭 建了內部創新分享平台。員工 可在平台上發佈提升個性化服 務和用餐體驗的創新想法，包 括門店裝飾、食材存儲、全新 菜品飲品、服務舉措及營銷案 例等相關分享，通過同事間的 互動反饋，這些創意得以持續 優化。我們已建立以《訴訟管 理制度》及《關聯公司品牌營 銷與商標管理制度規範》為核 心的制度體系，系統性規範商 標侵權處理流程，並全面管理 品牌在全球的商標、品牌等無 形資產的所有權及全部附屬權 益，實現對核心知識產權資產 的全面保護。

年度報告 2025 Annual Report 139 Environmental, Social and Governance Report 環境、社會及管治報告 2. CUSTOMER ORIENTATION: CREATING EXCELLENT DINING EXPERIENCE 2.1. Safeguarding Customer Rights and Interests Super Hi consistently upholds the core philosophy of responsible operations, integrating the construction of harmonious social and corporate relationships throughout the entire process of corporate development. Through the establishment of internal systems, we build a customer rights protection system, ensuring the full protection of their personal information and data privacy. We also enhance overall restaurant operations and customer satisfaction through intelligent management. We firmly believe that comprehensively protecting customer rights, and attentively listening to and promptly addressing customer feedback, are not only service standards but also brand commitments. Data privacy management Prioritizing customer information security and data privacy is the fundamental commitment of Super Hi as a practitioner of corporate social responsibility. We strictly comply with consumer-related laws and regulations in regions where we operate, such as the Malaysia Personal Data Protection Act, aiming to build a solid systematic protection for customer information security through firm legal compliance. 2. 顧客導向：打造卓越用餐體驗 2.1. 顧客權益護航 特海始終秉持負責任運營的核 心理念，將和諧社企關係建設 貫穿於企業發展的全過程。我 們通過完善的內部制度構建起 顧客權益保障體系，確保消費 者的個人信息和數據隱私受到 充分保護，並通過智能化管理 提升餐廳整體的運營效率和顧 客滿意度。我們深信，全面保 障顧客權益、認真傾聽並及時 響應訴求，不僅是服務標準， 更是品牌承諾。 數據隱私管理 將客戶信息安全與數據隱私置 於核心地位，是特海作為社會 責任踐行者的根本承諾。我們 嚴格遵守各個運營地的消費 者相關法例，例如馬來西亞 的《個人資料保護法》，旨在通 過堅實的法律合規性，為客戶 信息安全構築堅實的體系化保 障。

140 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 We implement full-process security control over personal information. We have established a comprehensive data request application process that requires applicants to submit an application stating the background, purpose, and specific privacy information involved before obtaining sensitive data. If the application involves the personal information of customers or employees, additional annexes such as confidentiality clauses in contracts are required. We conduct a rigorous review process based on the complexity and legitimacy of the request to ensure the legality and security of data usage. At the same time, we clearly stipulate that restaurants have no right to directly process member information for use in commercial promotion, always upholding respect for customer privacy and providing solid protection for personal information through standardized processes and strict supervision. 我們對個人信息實行全流程的 安全管控。我們建立了完善的 數據需求申請流程，要求申請 人在獲取敏感數據前提交申請 書，明確說明需求背景、使用 目的及涉及的隱私信息內容。 若申請涉及顧客或員工的個人 信息，還需額外提交合同中相 關的保密條款作為附件。我們 將根據需求的複雜性和合理性 進行嚴格審批，確保數據使用 的合法性與安全性。同時，我 們明確規定門店無權直接處理 會員信息以用於商業推廣，始 終秉持對顧客隱私的尊重，通 過規範化的流程和嚴格的監 管，為個人信息提供堅實的保 障。

年度報告 2025 Annual Report 141 Environmental, Social and Governance Report 環境、社會及管治報告 We are committed to systematically avoiding the risk of information leakage and protecting the legal rights and interests of the Company, partner organizations, and data subjects by enhancing data management and data storage mechanisms. Adhering to the principles of “secure storage, classification and grading, and clear responsibilities”, we have formulated the Data Storage System to regulate the security assessment process for data transfers, define data storage periods, and outline security measures and backup requirements. If we receive requests for information from third parties, our Data Provision Rules stipulate that a prior risk assessment must be conducted and the consent of the data subject must be obtained before providing the data. We also conduct continuous supervision of third-party data processing to ensure that all operations comply with relevant laws and regulations and protect the legal rights and interests of personal information subjects. Additionally, through the Information Data Classification and Grading Protection Management System, data is classified into four levels: “public”, “internal restricted”, “confidential”, and “highly confidential” based on value, sensitivity, impact and other aspects, with data protection measures increased accordingly with each level to prevent economic loss, brand reputation damage, and policy penalties resulting from the leakage of sensitive data. To continuously improve the security guarantee system, the Group organizes network security assessments every quarter to check the security status of the Company’s network and systems through vulnerability scanning and other methods, and promptly advances the rectification and repair of identified risks by responsible departments to continuously enhance the security protection level. 我們致力於通過強化數據管理 與數據存儲機制，系統性規避 信息洩露風險，並維護公司、 合作機構及信息主體的合法權 益。我們遵循「安全存儲、分 類分級、職責明確」的基本原 則制定了《數據存儲制度》，旨 在規範數據出境評估流程、界 定存儲期限，並明確安全措施 與備份要求。面對第三方信息 請求，我們的《數據對外提供 規範》規定，必須在提供前完 成風險評估並獲得數據主體同 意。我們亦會對第三方數據處 理持續監督，確保一切操作合 法合規，並保障個人信息主體 的合法權益。此外，通過《信 息數據分類分級保護管理制 度》，將數據按照價值、敏感 程度、影響等維度，分為「公 開」、「內部受限」、「保密」、 「機密」四個級別，並隨級別提 升相應加強數據保護措施，以 防範因敏感數據洩露導致的經 濟損失、品牌聲譽損害及政策 處罰風險。為持續完善安全保 障體系，本集團每季度組織網 絡安全評估，通過漏洞掃描等 方式檢查公司網絡與系統安全 狀況，發現風險及時推動責任 部門整改修復，持續提升安全 防護水平。

142 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Responsible marketing To ensure that customers can make rational consumption decisions based on accurate information, the Group strictly adheres to the advertising and labeling laws in each operating location, including but not limited to the Fair Labeling and Advertising Act of South Korea, the Consumer Packaging and Labeling Act and the Canadian Code of Advertising Standards of Canada, the Advertising Law of the UK, and the Fair Packaging and Labeling Act of the U.S. This ensures that all marketing information is compliant. Our Overseas Brand Marketing Specifications govern guidelines and approval procedures for restaurant marketing activities and delivery service marketing activities, and all promotional materials require review by the Super Hi Brand Public Relations Department before release. Among them, collaborations with other brands must be approved by headquarters, while cross-regional and company-wide major activities must be finally approved by the CEO, ensuring all marketing materials adhere to principles of legality, compliance, and safety. At the same time, to enhance brand image management on social media platforms and avoid negative risks associated with a lack of effective monitoring and oversight, we have established the Social Media Platform Management Regulations, which clearly govern all employees’ expressions, statements, and action boundaries related to company affairs on social media. In 2025, we formulated the Super Hi Marketing and Promotion Management Measures , a supervision mechanism was introduced, stipulating that activities must be consistent with the approved version. In addition, a violation penalty mechanism was established to ensure consumers receive products and service experiences that are consistent with our commitments. For complex forms such as cross-industry cooperation, the system clarifies that review by legal and brand departments is required to ensure compliance with local regulations and consumer protection requirements, integrating customer rights protection into the entire marketing process. 負責任營銷 為確保顧客能基於準確信息做 出理性的消費決策，本集團謹 遵各個運營地與廣告及標籤相 關的法例，包括但不限於韓國 的《標識廣告公正化相關的法 律》、加拿大的《消費品包裝和 標籤法案》及《加拿大廣告標 準準則》、英國的《廣告法》及 美國的《公平包裝和標籤法》 等，確保所有營銷信息合規。 我們的《海外品牌營銷規範》 規範餐廳營銷活動及外送業務 營銷活動的發佈準則及審批流 程，所有宣傳物料發出前須經 過Super Hi品牌公關部審核。 其中，跨品牌合作項目須上報 總部審批，而跨區域及公司層 面的重大活動則必須由首席執 行官最終批准，務求所有營銷 內容製作均遵循合法、合規、 安全的原則。同時，為加強社 會化媒體平台的品牌形象管 理，規避因缺乏有效審核和監 管帶來的負面風險，我們亦設 《社會化媒體平台管理規定》， 對全體員工在社交媒體上涉及 公司事務的發言、表述及行為 邊界進行了明確規範。 2025年，我們制定《Super Hi 營銷促銷管理辦法》，建立監 督機制，規定活動內容必須與 審批版本一致，並建立違規處 罰機制，保障消費者獲得與承 諾相符的產品與服務體驗。針 對異業合作等複雜形式，制度 明確需經法務與品牌審核，確 保符合當地法規與消費者保護 要求，將顧客權益保障融入營 銷全流程。

Environmental, Social and Governance Report
環境、社會及管治報告

During the Reporting Period, the Company had no litigation related to advertising, labeling, or information promotion.

報告期內，本公司並沒有發生任何廣告、標籤和信息宣傳有關的訴訟。

Customer communication and response

客戶溝通與響應

Super Hi always adheres to the principle of customer-first and actively listens to the voices of customers. We view every complaint as an opportunity to improve our services and have established the following mechanisms to ensure effective handling and continuous optimization:

特海始終秉持客戶至上的原則，積極傾聽顧客聲音。我們視每一條投訴為改進服務的機會，並建立了以下機制確保有效處理與持續優化：

- **Standard process**: All complaints are handled according to the *Super Hi Restaurant Customer Complaint Feedback Process Manual* and the *Specifications for Customer Complaint Handling*. Employees can refer to the *Super Hi Restaurant Customer Feedback Handling Guidelines* for specific response techniques. A specialized *Super Hi Procedures for Handling Food Safety Related Customer Complaints in Restaurants* has been established to clarify the process for handling complaints and public opinions, responsible entities, and processing timelines.

- **標準流程**：所有投訴均按《Super Hi門店客訴反饋流程手冊》及《顧客投訴處理規範》執行，員工可參考《Super Hi門店顧客反饋處理指引》了解具體應對技巧，並設有專項的《 Super Hi門店食品安全相關客訴處理流程》，明確投訴與輿情處理流程、責任主體及處理時效。

- **Classification and traceability**: Based on the *Specifications for Customer Complaint Information Collection and Classification*, we classify, comb, report, and periodically analyze all complaints to deeply mine the value of customer complaints, drive our service improvement, and prevent issues from recurring at the source.

- **歸類溯源**：依據《顧客投訴信息收集及分類規範》，我們對所有投訴內容進行分類整理、上報及定期分析，深入挖掘顧客投訴價值，推動服務改進，從源頭預防問題再次發生。

- **Key improvements**: To address trending or systemic service issues, we promptly implement rectification measures and continuously optimize service processes and quality standards.

- **重點改進**：針對傾向性或系統性服務問題，我們迅速落實整改措施，持續優化服務流程與質量標準。

During the Reporting Period, the Customer Service Center received a total of 396 customer letters in the feedback mailbox, and the customer service department has proactively replied to and handled all letters in sequence. Of which, 172 were restaurant information inquiries and praise and evaluation mails. 189 complaints were sent to the corresponding restaurants for resolution, and the remaining 35 cases were cases where customers did not provide further feedback.

報告期內，顧客服務中心的反饋信箱共收到396封顧客來信，客服服務部已對全部來信進行積極回覆並逐一處理。其中，172條為餐廳信息諮詢及表揚評價郵件，189條客訴已推送至對應餐廳進行解決，剩餘35條為顧客無進一步反饋的情況。

年度報告
2025 Annual Report 143

Environmental, Social and Governance Report
環境、社會及管治報告

2.2. High-quality Dining Experience

Super Hi takes an excellent dining environment and a pleasant dining experience as its core operating principles. We require all employees to serve customers with an enthusiastic, professional, and sincere attitude, committing themselves to providing a home-away-from-home experience and a clean and comfortable dining environment, while continuously improving services through active listening to customer opinions and timely responses.

Customer experience upgrade

To continue to improve service quality and customer experience in restaurants across all global regions, we have established systematic supervision and optimization mechanisms. For instance, our Canadian restaurants identify common service issues and follow up on improvements through monthly "mystery guest" experiences and "four-color card" inspections. In addition, our Thailand restaurants undergo multi-dimensional evaluations by product visitors and auditors, supplemented by regular training to support service standardization. Furthermore, our Australian restaurants systematically optimize their service processes through dynamic staffing arrangement, cross-store inspections, and online member service expansion. Moreover, our U.S. restaurants perform quarterly service self-inspections and third-party anonymous evaluations, driving closed-loop improvement based on external feedback. Permeating our day-to-day operations, these mechanisms reflect our customer-centric commitment and continuous pursuit of service excellence.

2.2. 優質用餐體驗

特海以提供卓越的用餐環境並營造愜意的用餐體驗為核心經營準則。我們要求所有員工須秉持熱情、專業、真誠的態度服務顧客，致力於提供賓至如歸的體驗與潔淨舒適的就餐環境，同時通過積極傾聽顧客意見與及時響應，持續完善服務。

客戶體驗升級

為持續提升全球各區域餐廳的服務品質與顧客體驗，我們建立了系統化的監督與優化機制。我們的加拿大餐廳每月通過「神秘嘉賓」體驗與「四色卡」檢查識別服務共性問題並跟進改善；泰國餐廳由產品訪客與稽核人員進行多維度評估，輔以定期培訓支持服務標準化；澳大利亞餐廳通過動態崗位配置、門店交叉互檢及線上會員服務拓展，系統性優化服務流程；美國餐廳則每季執行服務自檢與第三方匿名評價，結合外部反饋推動閉環改善。這些貫穿日常運營的機制，體現了我們以顧客為中心、持續追求服務卓越的承諾。

144 特海国际控股有限公司 Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

We also continue to optimize the customer experience across different stages of the dining experience. During the ordering stage, we add prompts regarding allergen information on the interface of the tablets, preventing food safety risks at source. In markets where hot pot culture is not yet popular, we proactively provide professional advice on the cooking time for ingredients and dipping sauce combinations. Furthermore, we continuously upgrade our online queueing system and manicure queueing system while providing value-added takeaway services for customers. To enhance member experience, we have launched reminders for member rank promotions or demotions as well as notifications for expiring points, enabling more thoughtful and convenient services.

We respect and embrace the unique culture of each operating location and encourage employees to provide personalized services that incorporate local characteristics. During important traditional festivals, we foster a festive atmosphere with the community and customers by organizing themed activities and characteristic decorations. Meanwhile, placing high importance on the cultural customs and religious beliefs of each operating region, we are committed to precisely adapting to local dietary habits and religious dietary preferences. To allow customers from different cultural and religious backgrounds to enjoy food with peace of mind, we continue to deeply study the dietary habits of diverse groups and optimize menu designs and product combinations accordingly to ensure that services effectively meet the diverse needs of different customer groups.

我們亦持續在就餐體驗不同環節優化客戶體驗。在點餐環節，我們於平板界面新增過敏原提示，從源頭防範食品安全風險；在火鍋文化尚不普及的市場，我們主動提供食材烹煮時長與蘸料搭配的專業建議。此外，我們持續升級線上排號系統及美甲排號系統，並為客戶提供外賣特色化增值服務。為提升會員體驗，我們已上線會員等級升降級提醒及積分到期提醒功能，讓服務更貼心、更便捷。

我們尊重並擁抱各運營地的獨特文化，鼓勵員工提供融入本地特色的個性化服務。在重要傳統節日期間，我們通過籌辦主題活動和特色裝飾，與社區及顧客共同營造歡慶氛圍。同時，我們高度重視各運營地區的文化習俗與宗教信仰，致力於精準適配本地飲食習慣與宗教飲食偏好。為讓來自不同文化及信仰背景的顧客均能安心享用美食，我們持續深入研究多元化群體的飲食習慣，並據此優化菜單設計與餐品組合，確保服務切實契合不同客群的多元需求。

年度報告
2025 Annual Report
145

Environmental, Social and Governance Report
環境、社會及管治報告

Case
案例

2025 Thailand Dual-Festival Integrated Marketing
2025年度泰國雙節整合營銷

We firmly believe that respecting and integrating into local culture is an important cornerstone for the international development of an enterprise. In Thailand, we planned dual-festival activities for Father's Day and the Christmas season at the end of 2025. During Thailand's Father's Day (December 5), we launched various new products closely following the festival's representative color "yellow". Through the "Father's Day New Pot Giveaway" event, the product was launched as a sincere response to local family values. During the Christmas season, we actively cultivated a strong festive atmosphere, with employees dressed in Christmas costumes interacting with customers, and designed activities such as "Tanghulu DIY" blending Thai flavors, Christmas-themed noodle dance performances, and engaging "blind bag lucky draws", allowing international festivals to naturally integrate into the localized celebration experience. We express respect for local culture through action by participating in important local festivals. From store experiences to community interaction, we are committed to integrating into community festivals and creating wonderful memories with customers.

我們深信，尊重並融入當地文化是企業國際化發展的重要基石。在泰國，我們於2025年底策劃了父親節及聖誕季的雙節系列活動。在泰國父親節（12月5日）期間，我們緊扣節日代表色「黃色」推出各類新產品，並透過「父親節贈新鍋」活動，將產品上市轉化為對當地家庭價值觀的真誠呼應。在聖誕季，我們積極營造濃厚節日氛圍，員工身着聖誕服飾與顧客互動，並設計融合泰式風味的「糖葫蘆DIY」、聖誕主題撈面舞和充滿互動樂趣的「抽盲袋」活動，讓國際節日自然融入本地化的歡慶體驗。我們透過參與在地重要節慶，以行動表達對當地文化的尊重。從門店體驗到社群互動，我們致力融入社區節慶，與顧客共創美好回憶。


Haidilao
ต้อนรับฤดูหนาว
ด้วยเมนูใหม่
New dishes

146
特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 147 Environmental, Social and Governance Report 環境、社會及管治報告 We continue to promote the digitalization and service upgrade of overseas businesses to optimize the customer experience. We introduced service robots in markets such as Singapore to handle the towel delivery process, which are interfaced with the ordering system to improve service efficiency and intelligence levels. The payment process continues to be localized, such as connecting to common payment methods like PayMe in Vietnam restaurants to improve payment convenience. Malaysian restaurants achieved electronic invoice automation, and the member login process for the mobile application has also been simplified. These initiatives collectively improved the overall efficiency and service quality of overseas operations. Comfortable dining space In restaurant space planning, Super Hi takes the trinity design concept of “original aspiration,” “human touch,” and “elegance” as its core, ingeniously blending elements of luxury, elegance, refinement, and diversity, and is committed to creating a dining environment for every customer that possesses both beauty and comfort. We have developed the Restaurant Design Standard Guidelines internally, which outline the design principles, scale standards, material applications, lighting applications, and soft furnishing configurations of stores, and include material, hardware, lighting, and other standard sample specifications to ensure the precise realization of design intent and consistency of quality across global stores. At the same time, we have developed the Electrical Design Standards and HVAC Design Manual in accordance with relevant national and local design regulations and standards, providing clear technical guidance and parameter standards for mechanical and electrical design and ventilation and air conditioning systems, ensuring the safety and physical comfort of the dining space from hardware. 我們持續推進海外業務的數字 化與服務升級，以優化顧客體 驗。我們於新加坡等市場引入 服務機器人對接送毛巾流程， 並與點餐系統對接，提升服務 效率與智能化水平。支付環節 持續本地化，例如在越南餐 廳接入PayMe等常用支付方 式，提高支付便捷性。馬來西 亞餐廳實現電子發票自動化， 手機應用程式的會員登錄流程 也得到簡化。這些舉措共同提 升了海外運營的整體效能與服 務品質。 愜意用餐空間 在餐廳空間規劃中，特海以 「初心」、「人情味」、「雅致」三 位一體的設計理念為核心，匠 心融匯華麗、優雅、精緻、多 元等元素，致力於為每一位顧 客打造兼具美感與舒適度的用 餐環境。我們內部已制定《餐 廳設計標準指導手冊》，說明 餐廳的設計原則、尺度規範、 材料應用、燈光應用及軟裝配 置，並附有材料、五金、燈具 等標準樣板規範匯總，確保設 計意圖的精準實現與全球門店 品質的一致性。同時，我們依 照國家及地方的有關設計規 範和標準，制定《電氣設計標 準》及《暖通設計手冊》，為機 電設計及通風空調系統提供明 確的技術指引與參數標準，從 硬件基礎上確保用餐空間的安 全與物理舒適性。

148 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Nightclub-style themed restaurant renovation 夜店風格主題門店改造 In line with the increasingly diversified catering consumption patterns, we continue to explore the possibilities of space experience and brand innovation. This Year, we completed the “nightclub-style” themed renovation of 8 of our restaurants. By incorporating elements such as stages, professional lighting, sound effects, and DJ performances, we upgraded the hotpot dining scene into a composite space with both food and entertainment functions, attracting customers from diverse cultural backgrounds with a more interactive and atmospheric environment, further expanding the brand visibility and attractiveness in the international market. 隨着餐飲消費形態的多元化，我們持續探索空間體驗與品牌創新的可能性。本年度，我們完成對旗下8家門店 的「夜店風」主題改造。通過融入舞台、專業燈光、音效及DJ表演等元素，我們將火鍋用餐場景升級為兼具美 食與娛樂功能的複合空間，以更具互動性與氛圍感的環境吸引多元文化背景的顧客，進一步拓展品牌在國際 市場的知名度與吸引力。 Case 案例

年度報告 2025 Annual Report 149 Environmental, Social and Governance Report 環境、社會及管治報告 In the wave of digital transformation in the catering industry, we systematically introduce various cutting-edge technologies to drive operation and service upgrades. Our new technology experience restaurant in Osaka, Japan, introduced audio, visual, and lighting technologies with the theme of an “immersive” new dining experience, which breaks away from traditional decor styles, decorates signboards with lighting technology, and projects light technology onto walls to build a dining space with both fashionable texture and technological charm. The application of technology further extends to core service links. 在餐飲行業數字化變革的浪潮 中，我們正系統性引入各類前 沿科技以驅動運營與服務升 級。位於日本大阪店的新技術 體驗店就引進聲光電科技，以 「沉浸式」就餐新體驗為主題， 擺脫以往傳統的裝修風格，以 燈光科技裝修招牌，更將光科 技投影至墻上，構建出一個兼 具時尚質感與科技魅力的就餐 空間。科技的應用更延伸至服 務核心環節。 New “immersive” dining experience at Osaka restaurant, Japan 日本大阪店「沉浸式」就餐新體驗

150 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Intelligent systems help reduce consumption and enhance efficiency 智能化系統助力降耗提效 This Year, we focused on the sustainable transformation of back-of-house operations and pilot-deployed two intelligent systems in a number of stores. While safeguarding service quality, we advanced the upgrade of kitchen operations to a “less waste, low energy consumption, high efficiency” model: First, under the “pot first, then serving” intelligent dispatch system, real-time synchronization of order status and precise production scheduling are achieved due to the system integration. This model reduces the energy consumption of temporary ingredient storage and heat preservation caused by the traditional “dishes waiting for the pot”, minimizes ingredient loss, and optimizes employee operation routes, thereby improving the labor efficiency to energy consumption ratio. Second, traditional multi-device intercom systems are replaced by low-power smartwatches. While supporting functions such as order reminders and member reach, it significantly reduces power consumption and electronic waste generation. This system works in coordination with the back-of-house dispatch center to build an efficient and low-carbon communication closed loop. The two pilot systems are gradually verifying their quantifiable and replicable green operation paths, accumulating practical experience for subsequent large-scale promotion. 本年度，我們聚焦後廚運營的可持續轉型，在部分門店試點部署兩項智能化系統，在保障服務品質的同時， 推動廚房作業向「少浪費、低能耗、高效率」模式升級： 一是「先出鍋、後上菜」智能調度系統，通過系統集成實現訂單狀態實時同步與精準排產。該模式減少了傳統 「菜等鍋」帶來的食材暫存與保溫能耗，降低食材損耗，同時優化員工作業動線，提升人效能耗比。 二是以低功耗智能手錶替代傳統多設備對講系統，在支持訂單提醒、會員觸達等功能的同時，顯著降低電力 消耗與電子廢棄物產生。該系統與後廚調度協同運作，構建高效低碳的溝通閉環。 兩項試點系統正逐步驗證其可量化、可複製的綠色運營路徑，為後續規模化推廣積累實踐經驗。 Case 案例

年度報告 2025 Annual Report 151 Environmental, Social and Governance Report 環境、社會及管治報告 3. INTEGRITY IN BUSINESS: ADHERING TO CLEAN AND COMPLIANT OPERATIONS 3.1. Clean and Compliant Operations Super Hi always regards compliant operations as the cornerstone of sustainable development. In strict compliance with the corporate and criminal laws in each operating location, including but not limited to Japan’s Commercial Law, General Incorporated Associations and General Incorporated Foundations Law , and Criminal Law , we continue to improve our internal audit governance system. We resolutely oppose illegal and unethical conduct such as business collusion and override, fraud, bribery, corruption, or money laundering in various business processes of day-to-day operations. By taking methods such as clarifying the division of governance responsibilities of the Group and promoting a clean and honest corporate culture, we effectively safeguard customer interests and social trust. 3. 誠信經營：恪守廉潔合規運營 3.1. 廉政合規經營 特海始終將合規經營視作可持 續發展的基石，我們嚴格遵守 各運營地的公司法及刑法，包 括但不限於日本的《商法》、 《一般社團法人及一般財團法 人相關法》、《刑法》等，不斷 完善我們的內部審計治理體 系。我們在日常運營各業務流 程堅決抵制商業勾結與越權、 欺詐、賄賂、腐敗、或洗錢等 違法、違反商業道德的行為， 通過明確本集團的治理職責分 工、推進清正廉潔的企業文化 等手段，切實維護客戶利益與 社會信任。

152 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Comprehensive internal control system Established to cover all business areas and operational processes, the internal control management system represents an important safeguard to help the Company prevent, identify, manage, and respond to risks, providing key support for the Company’s long-term stability. We have formulated and implemented management policies such as the Super Hi Internal Control Management System and the Super Hi Internal Audit Charter, adopting a “combination of centralized and specialized management” approach to strengthen and standardize the Company’s internal control system, covering a variety of work such as management processes, internal control evaluations, and reporting disclosures. Our system framework and responsibilities at each level are as follows: 全面內控體系 建立覆蓋全業務領域和運營流 程的內控管理體系是幫助公司 預防、識別、管理、應對風險 的重要保證，能為公司長期穩 健提供關鍵支撐。我們制定並 執行《Super Hi內部控制管理 制度》和《Super Hi內部審計 章程》等管理政策，以「歸口 管理與專業管理相結合」的方 式加強和規範本公司的內部控 制體系，涵蓋管理流程、內控 評價、報告披露等多項工作內 容。我們的體系架構與各層級 職責如下： Board of Directors Being responsible for leading internal control work, setting corporate internal control tone, principles and direction, overseeing management’s establishment, implementation and supervision of internal control systems 董事會 負責領導公司內控工作，確定公司內部控制基調、原則、方向， 負責監督管理層對內控體系的設立、實施和監督 Internal Audit Department Being responsible for organizing internal control evaluation work, and regularly reporting audit plan execution status, major audit findings, audit recommendations and action plans of the management level to the Audit Committee 內審部 負責組織內控評價工作，定期向審計委員會匯報審計計劃的執行狀態、 重大審計發現、審計建議及管理層的行動計劃等 Audit Committee Being responsible for supervising company internal control policies and procedures, ensuring the management level has established effective controls, and communicating internal control audit matters with external audit authorities 審計委員會 負責監督公司內控相關制度流程，確保管理層已建立 有效的控制，並與外部審計機構溝通內控審計相關事宜

年度報告 2025 Annual Report 153 Environmental, Social and Governance Report 環境、社會及管治報告 Every year, the Company organizes a systematic evaluation of the internal control system at the Group level. In accordance with the internal control evaluation plan, the Internal Audit Department comprehensively applies various professional methods, including individual interviews, surveys, focus group discussions, walk-through testing, on-site inspections, sampling, and comparative analysis. These methods will allow the Internal Audit Department to systematically collect relevant evidence on the design and operational effectiveness of internal controls in each business unit, and identify and analyze weak links and deficiencies impeding the Company’s important business processes, so as to continuously verify and optimize the existing internal control system. In response to the identified internal control deficiencies, the relevant units must develop and implement corrective action plans in a timely manner to effectively enhance the sufficiency and operational effectiveness of the internal control system. On this basis, we will also conduct extended investigations on specific external units or individuals related to the businesses of the audited entities in light of the actual needs of the audit engagement, and external professional institutions or technical experts are introduced to assist in the audit, so as to enhance the independence and professionalism of the audit engagement. By continuously improving business processes and management mechanisms, the Company continues to enhance operational efficiency and management level, thereby laying a solid foundation for sustainable high-quality development. 本公司每年組織一次實施覆蓋 全集團的內部控制系統性評 估，由內審部按照內控評價方 案綜合運用個別訪談、問卷調 查、專題討論、穿行測試、現 場核查、抽樣檢查及比較分析 等多種專業方法，系統收集各 業務單元內控設計與執行有效 性的相關證據，識別和剖析公 司重要的業務流程中存在的薄 弱環節與缺陷，以持續驗證並 優化現有內控體系。針對所發 現的內控缺陷，相關單位必須 及時制定並落實整改計劃，以 切實提升內部控制體系的完備 性與運行有效性。在此基礎 上，我們還將根據審計工作的 實際需要，對與被審計單位存 在業務關聯的特定外部單位或 個人實施延伸調查，並引入外 部專業機構或技術專家協助審 計，以增強審計工作的獨立性 與專業性。通過持續改進業務 流程與管理機制，本公司不斷 提升運營效率與管理水平，為 可持續高質量發展奠定堅實根 基。

154 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Rigorous risk management and control A comprehensive and efficient risk management and control system represents an important safeguard for the Company to achieve sustainable development. To this end, the Group deeply integrates comprehensive risk management into its various business processes, and continues to improve the risk identification, assessment, and response mechanisms to effectively safeguard the rights and interests of all stakeholders. In terms of risk identification and strategy formulation, we leverage systematic internal control mechanisms to promptly identify and comprehensively analyze risk factors that may affect the achievement of internal control objectives in various operational activities. Through regular risk assessments, we clarify the types of risks that require focused management and control, and formulate targeted annual internal control work plans based on the assessment results and management’s key areas of concern. The Company’s risk management framework follows “three lines of defense”: First line of defense: as the entities involving risk responsibility, operational management personnel from each business unit are responsible for identifying, reporting, and preliminarily controlling relevant risks in daily operations; Second line of defense: the Group Audit Committee is responsible for supervising the management’s fulfillment of duties in risk management, considering major risk matters, and providing support for the Board’s risk management decisions; Third line of defense: The Internal Audit Department, who is responsible for leading the formulation of risk management work plans, supervising the implementation of plans, and coordinating the preparation of the Group’s overall risk management report, will report directly to the Audit Committee and the Board. 嚴密風險管控 全面高效的風險管控體系是企 業實現可持續發展的重要保 障。為此，本集團將全面風險 管理深度嵌入各項業務流程， 持續完善風險識別、評估與應 對機制，切實保障各利益相關 方的權益。在風險識別與策略 制定方面，我們依托系統化的 內部控制機制，及時識別並綜 合分析各類運營活動中可能影 響內控目標實現的風險因素， 通過定期風險評估，明確需重 點管控的風險類型，並依據評 估結果及管理層重點關注領 域，制定針對性的年度內控工 作計劃。 本公司的風險管理框架遵循 「三道防線」： 第一道防線：由各業務單位運 營管理人員構成，作為風險責 任主體，負責在日常經營中識 別、上報並初步管控相關風 險； 第二道防線：集團審計委員會 負責監督管理層在風險管理方 面的履職情況，審議重大風險 事項，並為董事會風險管理決 策提供支持； 第三道防線：內審部負責牽頭 制定風險管理工作計劃，監督 方案落實，並統籌編製集團整 體風險管理報告，直接向審計 委員會與董事會匯報。

年度報告 2025 Annual Report 155 Environmental, Social and Governance Report 環境、社會及管治報告 Strengthening corporate governance Super Hi has established a diverse and stable governance structure, and continues to improve our corporate governance level by optimizing our governance framework. During the Reporting Period, the Board of the Company consisted of 7 members, of whom 3 were women, accounting for 42.9%, demonstrating the Group’s continuing promotion efforts in gender diversity. The Board consists of 3 independent non-executive directors, also accounting for over 40%, effectively enhancing the independence and objectivity of corporate governance. To improve the governance framework, the Board has three specialized committees: the Audit Committee, the Remuneration Committee, and the Nomination Committee. In strict compliance with the Articles of Association, each committee holds at least two formal meetings each year, actively performs supervision and deliberation duties, and provides professional advice for Board decisions, as part of our continuing commitments to advancing the corporate governance system to a higher level. The specific division of labor for each committee is as follows: Audit Committee: Be responsible for reviewing the Company’s financial information and overseeing the financial reporting system, risk management, and internal control systems. 審計委員會 負責審閱本公司的財務數據及監督財務報告制度、風險管理及內部監控制度。 Nomination Committee: Be responsible for reviewing the board composition, identifying, screening, and recommending suitable candidates for director positions, and evaluating the independence of the Board and the procedures for appointing and removing directors. 提名委員會 負責審閱董事會組成，物色、篩選及推薦合適人選出任董事，評估董事會獨立性及任免董 事的程序。 Remuneration Committee: Be responsible for assisting the Board in developing and implementing formal and transparent procedures for formulating remuneration policies for directors and senior management, and evaluating the performance of directors and senior management. 薪酬委員會 負責協助董事會制定及執行正規而具透明度的程序以制訂有關董事及高級管理層的薪酬政 策，並評估董事及高級管理層的表現。 完善公司治理 特海已搭建起多元且穩定的治 理結構，不斷同通過優化我們 的管治架構提升我們的公司治 理水平。在報告期內，本公司 董事會由7名成員構成，其中 女性董事3人，佔比42.9%， 展現了集團對性別多元化的持 續推動。董事會中包含3名獨 立非執行董事，佔比同樣超過 四成，有效增強了公司治理的 獨立性與客觀性。為完善治理 架構，董事會下設審計委員 會、薪酬委員會及提名委員會 三個專門委員會。各委員會嚴 格遵循公司章程，每年至少召 開兩次正式會議，積極履行監 督及審議職責，並為董事會決 策提供專業建議，持續推動公 司治理體系向更高水平發展。 各委員會具體分工如下：

156 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 In order to gather diverse perspectives, discuss and construct our Company’s development strategies from different aspects, we actively advocate for inclusiveness and value the absorption of diversified viewpoints and opinions. Our Nomination Committee strictly adheres to the relevant provisions of the Corporate Governance Code as outlined in the Listing Rules and adheres to the principle of selecting and appointing talented and capable persons, and conduct comprehensive assessment of the Board’s structure, size, and composition at least annually. In selecting directors, the Nomination Committee takes a number of factors into consideration to ensure the diversity of Board members, including but not limited to gender, age, cultural and educational background, professional experience, skills, professional knowledge and length of service, and recommends the candidate to the Board for final appointment, taking into account his core strengths and the potential contribution they can make to the Board. To ensure the timeliness and effectiveness of our diversity policy, the Nomination Committee will also continue to monitor the implementation of the said policy, and review and revise it as appropriate, so as to continuously enhance the inclusiveness of corporate governance and the quality of decision-making. 為廣泛凝聚智慧，從多維度探 討並制定本公司的發展戰略， 我們積極倡導兼收並蓄，重視 吸納多元觀點與建議。提名委 員會嚴格遵循《上市規則》中 《企業管治守則》的規定，秉 持選賢任能的原則，每年至少 對董事會的架構、規模及構成 進行全面評估。在遴選董事過 程中，提名委員會綜合考慮多 項多元化因素，包括性別、年 齡、文化及教育背景、專業經 驗、技能、專業知識以及服務 年限等，並基於候選人核心能 力及其對董事會的潛在貢獻， 向董事會提出最終任命建議。 為確保董事多元化政策的適用 性與有效性，提名委員會將持 續監督該政策的實施情況，並 適時進行檢視與修訂，以不斷 提升公司治理的包容性與決策 質量。

年度報告 2025 Annual Report 157 Environmental, Social and Governance Report 環境、社會及管治報告 Adhering to the anti-corruption red line We are committed to maintaining a clean, honest, and open workplace, by adopting a “zero tolerance” attitude toward violations such as money laundering, malpractice, and fraud, and severely cracking down on various forms of improper conduct such as corruption, embezzlement of public funds, acceptance of cash or gifts from external business units, and the abuse of power for personal gain. The Company has formulated and implemented the Anti-fraud and Anti-corruption Management System, in which the definitions, forms, and attribution of responsibility for fraud and corruption have been determined. The Board is responsible for guiding the anti-fraud efforts, the management assumes responsibility for developing and implementing systems, and the Inspecting Department coordinates cross-departmental anti-corruption efforts as a permanent institution. Such arrangement forms a three-tier governance structure from decision-making to execution. According to the Super Hi Prohibition Management Measures, we have clearly set out nine prohibited acts to require employees to regulate their conduct. Depending on the circumstances, violators will be subject to disciplinary measures such as public censure, disciplinary probation while retaining their positions, dismissal, or permanent ineligibility for re-employment. Our Inspecting Department will establish a task force to conduct investigations, collect evidence and issue a “Handling Notice” to the parties involved and relevant departments. If there is a dispute regarding the handling results, it will be referred to the Adjudication Committee for resolution, and law enforcement authorities will be requested to intervene if necessary. 堅守反腐紅線 我們致力於打造廉潔、誠信、 公開的職場環境，對洗錢、舞 弊、欺詐等違規行為採取「零 容忍」態度，嚴厲打擊貪污、 挪用公款、收受外部業務單位 禮金或禮物、以權謀私等各種 形式的不正當行為。公司制定 並實施《反舞弊、反貪污管理 制度》，明確舞弊與貪污的定 義、形式及責任歸屬。董事會 負責指導反舞弊工作，管理層 承擔制度建設與執行責任，稽 查部作為常設機構統籌跨部 門反貪腐工作，形成從決策 到執行的三層治理架構。通 過《Super Hi禁令管理辦法》， 我們明確公佈九條禁令以要求 員工規範自身行為，違者將按 該政策視具體情況處以通報批 評、留職察看、開除╱永不 錄用等多種處罰措施。我們的 稽查部將會成立專案組進行調 查取證，並向當事人和相關部 門出具《處理通知書》，若對處 理結果有爭議，將交由裁決委 員會進行裁決，並在必要時將 請求執法機關介入。

158 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 • Whistleblowing mechanism According to the Procedures for Handling Gifts Received Due to Work , we clarify the standards and reporting processes for personnel at all levels receiving gifts and cash. Where an employee identifies any bribery, compensation issues, performance assessment issues, individual character issues, or other violations or unfair behaviors, they can actively report and disclose various types of misconduct identified at work in a safe and effective manner according to the reporting channels and handling mechanisms of the Super Hi Internal Complaint Management Regulations. Employees can report through various channels, including directly reflecting to the management at all levels, the reporting hotline and email established by the Inspecting Department, contacting the employee service center, or the Inspecting Department’s service desk in the office software, either under their real names or anonymously. To ensure the safety of whistleblowers and compliant corporate operations, the Company allows and maintains open anonymous reporting channels, and the receiving department has a strict obligation to maintain the confidentiality of the whistleblower’s identity and the reported content. In the event of information leakage, the persons involved will be subject to corresponding disciplinary actions based on the severity of the circumstances, including but not limited to disciplinary probation while retaining their positions or even termination of the labor contract. Furthermore, the Company has established supporting incentive policies. If the reported issues are true, the whistleblower will receive a bonus. This is designed to encourage employees to actively report various violations and misconduct to jointly maintain our clean atmosphere and compliance culture. • 舉報機制 通過《因工作收禮的處 理辦法》，我們明確各級 人員收受禮品、禮金的 標準與報備流程。一旦 員工發現有任何貪污受 賄、薪酬待遇、績效評 估、人品問題及其他違 規或不公正行為，可按 照《Super Hi內部投訴 管理辦法》的舉報渠道 與處理機制，以安全、 有效的方式，積極舉報 和披露工作中發現的各 類違紀行為。員工可通 過直接向各級管理層反 映、稽查部設立的舉報 電話與郵箱、聯繫員工 服務中心，或辦公軟件 中的稽查部服務台等多 種渠道進行實名或匿名 舉報。為確保舉報人安 全及企業合規運營，本 公司允許並保障匿名舉 報渠道暢通，受理部門 對舉報人身份及舉報內 容負有嚴格保密義務。 如發生信息洩露，涉事 人員將視情節嚴重程度 接受相應處分，包括但 不限於留職察看乃至解 除勞動合同。此外，公 司還建立了配套激勵政 策，若反映的問題屬 實，舉報人將會獲得獎 金，鼓勵員工積極舉報 各類違規及不當行為， 共同維護我們的廉潔氛 圍與合規文化。

年度報告 2025 Annual Report 159 Environmental, Social and Governance Report 環境、社會及管治報告 To ensure that each employee clearly knows and can use the reporting channels, the Inspecting Department monthly delivers internal complaint guidance posters presented in local languages to employees in each country through the office software service desk, thereby effectively safeguarding employees’ rights to expression and information and creating an open, transparent, and trustworthy reporting environment. This Year, the Inspecting Department conducted inspections of key and high-risk positions in each operating country. This was done through open channels for receiving letters, calls, and visits, as well as conducting interviews with key employees. These efforts aim to promote integrity and crack down on violations, ultimately protecting the interests of employees. During the Reporting Period, the number of concluded bribery or corruption lawsuits brought against the Company or its employees was 0. • Anti-corruption culture We actively create an atmosphere of anti-corruption and integrity within the Company, clearly define the boundaries for identifying violations such as corruption in the Super Hi Employee Code of Conduct, and sign the Integrity Practice Commitment with employees, requiring them to strictly abide by relevant laws and regulations in the operating location and the Company’s rules and regulations. To ensure independence and fairness in business dealings, the Company has excluded employees holding core positions and their relatives from the supplier list, including holding positions, holding shares, obtaining business commissions, or accepting referral fees in suppliers. The Company will terminate suppliers that violate this regulation or dismiss the parties involved and reserve the right to further trace related losses, drawing a red line for all employees and suppliers. 為確保每位員工清晰知 悉並可使用舉報渠道， 稽查部每月會通過辦公 軟件服務台，向各國員 工推送以當地語言呈現 的內部投訴指引海報， 切實保障員工的表達權 與知情權，營造開放、 透明、可信賴的舉報環 境。本年度，稽查部 對各營業國家的關鍵性 崗位、風險性崗位進行 巡查，通過公開接收來 信、來電、來訪，和關 鍵員工開展談話，推進 各區域廉潔建設，懲處 違紀違法行為，保護員 工利益。於匯報期內對 公司或僱員提出並已審 結的貪污件訴訟案件數 目為0。 • 反腐文化 我們積極在公司內部營 造反腐清正的風氣， 在《Super Hi員工守則》 中明確劃定貪腐等違規 行為的認定邊界，並與 員工簽訂《廉潔從業承 諾書》，要求員工嚴格 遵守運營所在地的相關 法律法規及公司的規章 制度。為確保商業往來 中的獨立性與公正性， 公司已將核心崗位員工 及其親屬排除在供應商 名單外，包括在供應商 單位擔任職務、持有股 份、獲取業務提成或收 受介紹費等，公司將清 退違反該條例的供應商 或辭退當事人，並保留 進一步追溯相關損失的 權利，為所有員工和供 應商劃定紅線。

160 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 We always give priority to the development of a honesty and integrity culture in corporate governance, and are committed to creating a clean, honest, incorruptible and practical corporate atmosphere. We regularly conduct anti-corruption training and themed education to continuously strengthen the integrity awareness and compliance concepts among all employees, extensively integrating the concept of clean practice into the full-cycle management of employees’ careers, covering key stages such as induction training, on-the-job awareness reinforcement, and promotion assessment. The Company leverages diverse publicity channels and normalized education mechanisms to continuously transmit clear signals of adhering to professional ethics and rejecting corrupt act, thereby ensuring that clean concepts are internalized in the heart and externalized in action. Our training sessions cover, including but not limited to: • We introduce Prohibition learning and Internal Complaint Management Regulations training as part of our new employee induction program to help them learn more about our regulations and processes related to anti-corruption; • We organize regular training sessions that incorporate case studies to explain the Company’s prohibition policies; • We emphasize the importance of anti-corruption in daily work and include anti-corruption requirements in the Employee Code of Conduct; • We utilize online training platforms and office software to disseminate various materials, including the Employee Code of Conduct, the Inspecting Department’s Micro-Corruption Awareness Campaign, and other policies, case studies, and anti-corruption training materials; 我們始終將廉潔文化建 設置於公司治理的重要 位置，致力於營造風清 氣正、崇廉尚實的企業 氛圍。我們定期開展反 貪腐培訓與主題教育， 不斷強化全員誠信意識 與合規觀念，使廉潔 從業理念深度融入員工 職業全週期管理，覆蓋 入職培訓、在崗宣導及 晉升考核等關鍵環節。 公司借助多元宣傳渠道 及常態化教育機制，持 續傳遞堅守職業道德、 拒絕貪腐行為的明確信 號，確保廉潔理念內化 於心、外化於行。我們 的培訓內容包括但不限 於： • 將培訓禁令及內部 投訴管理辦法列入 新員工入職培訓內 容，讓員工更多的 了解公司有關反貪 腐的制度流程； • 組織定期培訓，結 合案例解釋公司禁 令制度； • 於日常工作中反覆 強調反貪污的重要 性，將反貪污要求 列於《員工行為準 則》中； • 在線上培訓平台及 辦公軟件推送《員 工行為準則》、《稽 查部微腐敗宣傳》 等各種制度、涉貪 案例及反貪培訓材 料；

年度報告 2025 Annual Report 161 Environmental, Social and Governance Report 環境、社會及管治報告 • We conduct legal knowledge lectures and provide training on recent case studies as warnings during offline meetings. Departments also conduct self-inspections of employees; • The Inspecting Department publicly posts all reviewed cases and their outcomes on the collaborative office platform after de-identifying sensitive information. This aims to educate and raise awareness among all employees. Furthermore, our Company actively organizes anti-corruption training for directors and employees. During the Reporting Period, the anti-corruption training covered a total of 584,875 person-times. • Supervision and audit mechanism We have established an audit mechanism for managers at the manager level and above in back-office functional departments, covering key nodes such as resignation and before job reassignment. The scope of audit covers any conduct that may involve fraud, such as business dealings and expense expenditures, and verification is conducted through data verification and partner interviews. To confirm appointments to key positions, we have established preliminary procedures such as asset declarations and relationship disclosures, while also incorporating internal disclosure and public opinion assessment, thereby creating a multi-dimensional supervision mechanism. This mechanism covers key stages of managers’ performance of duties and is designed to prevent and discover conflicts of interest and fraud risks at the process level, thereby strengthening the substantive effectiveness of integrity governance. • 在線下會議中，對 法律知識宣講，提 供近期案例培訓警 示，部門亦會對員 工進行自查； • 稽查部會對所有核 查到的案件脫敏後 在協同辦公平台 公示，公示所有核 查的案件及處理結 果，對所有員工進 行警示教育宣傳。 此外，本公司持續積極 地為董事及員工組織反 貪污培訓。報告期內， 公司反貪污培訓共涉及 584,875人次。 • 監督與審計機制 我們針對後勤職能部門 經理級及以上管理人員 建立審計機制，覆蓋離 職離任及轉任前等關鍵 節點，審計範圍涵蓋業 務往來、費用支出等可 能涉及舞弊的行為，並 通過資料核驗、合作方 訪談等方式進行核查。 針對重要崗位的轉正 任命，設置財產申報、 關係披露等前置程序， 結合內部公示與民意測 評，形成多維度監督。 該機制貫穿管理人員履 職關鍵環節，致力於從 流程層面預防與發現利 益衝突及舞弊風險，強 化廉潔治理的實質效力。

162 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 3.2. Sustainable Supply Chain Super Hi is committed to developing an open, transparent, fair, and highly resilient sustainable supply chain system, by always upholding the concept of sustainable development and managing the supply chain to high standards and with high quality. Based on the fundamental principle of cooperation and mutual benefit, we implement unified and standardized admission and management constraints on suppliers by introducing systems such as the Super Hi Supplier Management System, the Super Hi Regional Procurement Management System , and the Super Hi Product Selection Process . We have established a systematic supplier management and elimination mechanism to ensure a controllable, reliable, and sustainable process of the supply chain. During the Reporting Period, the Company collaborated with a total of 2,382 suppliers. The regional distribution of suppliers is as follows: Number and percentage of suppliers by region Region Number of Suppliers Percentage 區域 供應商數量 供應商佔比 Southeast Asia 1,570 65.9% 東南亞 East Asia 165 6.9% 東亞 North America 375 15.7% 北美 Others 272 11.5% 其他 During the Reporting Period, the Company’s cooperative relationships with all suppliers remained stable, and there were no cases of termination of cooperation due to environmental or social-related risks. 3.2. 可持續供應鏈 特海致力於構建公開透明、公 平公正且具備高度韌性的可持 續供應鏈體系，始終遵循可持 續發展理念，用高標準、高質 量管理供應鏈。我們以合作 共贏為根本原則，通過實施 《Super Hi供應商管理制度》、 《Super Hi區域採購管理制度》 及《Super Hi選品流程》等制 度，對供應商實行統一規範的 准入與管理約束，建立了系統 化的供應商管理與淘汰機制， 以實現供應鏈全程的可控、可 靠與可持續。報告期內，公司 合作供應商總數為2,382家， 供應商地區分佈如下： 按地區劃分的供應商數目及比 例 在報告期內，本公司與所有供 應商的合作關係保持穩定，未 出現因環境或社會相關風險而 終止合作的情況。

年度報告 2025 Annual Report 163 Environmental, Social and Governance Report 環境、社會及管治報告 Supplier admission When we need to introduce new suppliers, we will, in accordance with the Company’s supplier introduction principles, prioritize selecting brand suppliers with high local reputation or ranked within the top 3-10 in the global industry. At the same time, we will also select partners from larger wholesale markets in the operational locations. Super Hi has established a standardized supplier admission process, implementing comprehensive qualification assessments and reviews for potential suppliers, covering stages such as factory environment random inspections, qualification document verification, and management system reviews. Each regional area can formulate specific admission requirements based on local conditions and file them with the headquarters on an annual basis. For the introduction of suppliers, the Supplier Admission Review Form must be filled out and approval must be completed through the systematic process to ensure that the partners meet the Company’s quality and compliance standards. We will only establish cooperative relationships with suppliers on the premise that their qualification audit is qualified, the on-site assessment is passed, and they can provide third-party independent inspection reports with qualified credentials. Furthermore, we have formulated differentiated quality control standards for different categories such as bulk food, non-food, and fruits and vegetables to ensure the freshness and quality stability of various ingredients and comprehensively safeguard the safety and reliability of the supply chain. The Product Management Department conducts regular special inspections to systematically monitor key procurement stages such as supplier admission, pricing approval, contract management, and price maintenance. The evaluation results are linked to the performance indicators of the relevant teams. If serious violations are identified during inspections, they will be reported to the highest management level for accountability. 供應商准入 當我們需要引入新的供應商 時，我們將根據本公司的供應 商引入原則，優先選擇在當地 具有較高知名度或位列全球行 業排名前三至前十的品牌供應 商，同時也會在運營所在地規 模較大的批發市場遴選合作對 象。特海已建立標準化的供應 商准入流程，對潛在供應商實 施全面資質評估與審查，內容 涵蓋工廠環境抽查、資質文件 核驗及管理體系審查等環節。 各國區域可根據本地情況制定 具體准入要求，並每年向總部 備案。供應商引入須填寫《供 應商准入評審表》，並通過系 統流程完成審批，確保合作方 符合公司質量與合規標準。僅 在供應商資質審核合格、現場 評估通過，並能提供具備資質 的第三方外檢報告的前提下， 我們才會與其建立合作關係。 此外，針對大宗食品、非食品 及蔬果等不同品類，我們制定 了差異化的質量管控標準，以 確保各類食材的新鮮度與品質 穩定性，全面保障供應鏈的安 全與可靠。 產品管理部會定期開展專項檢 查，系統化監控供應商准入、 定價審批、合同管理及價格維 護等關鍵採購環節，評價結果 與相關團隊績效指標掛鈎。如 檢查發現嚴重違規，會上報至 最高管理層並進行問責。

164 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 High-quality procurement The Group always places supplier quality and product material control as a priority to ensure that the procured raw materials fully meet high-standard quality requirements. We have established internal policies such as the Super Hi Product Selection Process and the Super Hi Supplier Management Measures , and established a systematic procurement process and execution guidelines. In specific execution, the regional procurement department is responsible for organizing the procurement process after each restaurant submits a procurement request. For food raw materials and products that come into contact with food, as well as their suppliers, they must undergo a professional review by the Safety Management Department and meet the qualified standards before procurement. We divide product selection into three types of processes: regional supplier recommendation, Super Hi vegetable basket selection, and benchmarking against peers and seasonal selection, and set procurement selection processes respectively to ensure that raw materials meet our high-quality requirements at source. After the purchased products arrive at the restaurant, they must undergo mandatory inspections or acceptance procedures, and can only be used or stored after being confirmed as qualified. Any products that do not meet the acceptance criteria will be rejected or returned to resolutely prevent unqualified materials from entering the use stage. 高質量採購 本集團始終將供應商質量與產 品材料管控置於優先位置， 確保所採購的原材料全面符 合高標準質量要求。我們已 制定《Super Hi選品流程》和 《Super Hi供應商管理辦法》 等內部政策，建立了系統化 的採購流程與執行準則。在具 體執行中，各餐廳提出採購需 求後，由所在區域採購部門統 一組織採購，針對食品原料及 食品接觸類產品及其供應商， 採購前必須通過安全管理部門 的專業評審並達到合格標準。 我們將選品分為區域供應商推 薦、Super Hi菜籃子選品、市 場對標及季節性選品三類流 程，分別設定採購選品流程， 從源頭保障原材料符合我們的 高質量要求。採購產品送達餐 廳後，須經必要的檢驗或驗收 程序，確認合格後方可投入使 用或入庫儲存；對未達到驗收 標準的產品，一律作拒收或退 貨處理，堅決杜絕不合格材料 流入使用環節。

Environmental, Social and Governance Report
環境、社會及管治報告

Supplier assessment

We classify suppliers into three categories: A, B, and C. Suppliers of high-risk products or those with large purchase amounts, high purchase volumes, and frequent delivery frequencies are classified as Category A suppliers. The list is assessed and updated monthly and synchronized to each region. To ensure our supply chain is reliable and sustainable, we conduct regular assessments of our suppliers, evaluating their capabilities from four dimensions: quality, delivery time, service, and additional items. Based on this, we conduct performance evaluations of suppliers. The evaluation results will affect the supplier's order distribution proportion and future cooperation directions. Suppliers rated as C or D for three consecutive evaluation cycles are recommended for elimination.

The Group conducts random qualification audits of regional suppliers on a quarterly basis. Furthermore, auditors from the Safety Management Department conduct non-scheduled on-site inspections of cooperating manufacturers. Moreover, we determine the annual unannounced inspection list based on factors such as product risk levels and procurement volume, and conduct an unannounced inspection on the production site of relevant suppliers at least once a year. For suppliers with excellent performance in the process of cooperation, strong potential for long-term cooperation, or conditions of receiving aid, the Company will provide key support through technical guidance and professional staff training at the factory, etc., to promote the collaborative development of the supply chain. When there are problems with suppliers in the process of cooperation, including but not limited to risks caused by changes in the external environment, substandard quality, lack of integrity, repeatedly higher quotations than the market level, or behaviors such as falsification, substandard products, or bribery of purchasers, the Company will blacklist, suspend cooperation with or eliminate any supplier depending on the circumstances, so as to maintain the compliance and stability of the supply chain.

供應商考核

我們將供應商分為A/B/C三個類別，對供應高風險產品或採購金額和採購量大、送貨頻次高的列為A類供應商，每月考核並更新名單同步給各區域。為確保我們的供應鏈可靠、可持續，我們定期對供應商進行考核，從質量、交期、服務及附加項四個維度評估供應商的能力，並以此為依據對供應商開展績效評價，評價結果將影響該供應商的訂單分配比例、後期合作方向等，連續三個評價週期被評為C或D的供應商建議淘汰。

本集團每季度對區域供應商資質實施抽樣審查，安全管理部稽核員亦會對已合作的生產商開展不定期現場審核。此外，我們依據產品風險等級、採購規模等維度，確定年度飛行檢查名單，並對相關供應商每年至少開展一次生產現場的飛行檢查。對於在合作中表現優異、具備長期合作潛力或符合扶持條件的供應商，公司將通過技術指導、專業人員駐廠培訓等方式予以重點支持，推動供應鏈協同發展。若供應商在合作中出現以下問題，包括但不限於外部環境變化引發的風險、質量不達標、誠信缺失、報價持續高於市場水平或存在弄虛作假、以次充好、賄賂採購人員等行為，公司將視情節將其列入黑名單、暫停合作或予以清退，以維護供應鏈的合規性與穩定性。

年度報告
2025 Annual Report
165

166 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Supply chain risk management The Group is committed to integrating ESG concepts and sustainable development goals into our supply chain management process, by adopting multiple means to systematically identify and effectively control environmental and social risks in all stages of the supply chain, and fostering a comprehensive and effective supply chain sustainable development system. As for the supplier selection, we perform a comprehensive assessment of their operational strength and economic conditions, and suppliers are required to possess complete and compliant qualification licenses and strictly follow the regulations and certification requirements of their regions. At the same time, we take supplier reputation and fulfillment of social responsibility as one of the screening criteria, requiring all suppliers to sign a First Visit Letter and an Integrity Commitment before establishing a cooperative relationship. We explicitly prohibit any form of bribery, abuse of power for personal gain, and unfair competition in the process of the supply chain management. Through public information inquiries, industry research, and other methods, we prefer to select partners with stable operations and good reputations, and continue to monitor the business behavior of suppliers during the cooperation period to ensure they strictly abide by the laws and regulations of the countries and regions where they operate, as part of our continuing efforts to enhance the compliance and stability of the supply chain. 供應鏈風險管理 本集團致力於將ESG理念與可 持續發展目標融入我們的供應 鏈管理過程中，採取多項手段 系統識別並有效管控供應鏈各 環節的環境和社會風險，搭建 起全面而有效的供應鏈可持續 發展體系。在供應商遴選過程 中，我們綜合評估其經營實力 與經濟狀況，要求供應商必須 具備齊全、合規的資質證照， 並嚴格遵循所在地區的法規與 索證要求。同時，我們將供應 商信譽度和履行社會責任作為 篩選標準之一，要求所有供應 商在建立合作關係前簽署《首 次拜訪函》與《廉潔承諾書》， 明確禁止在供應鏈管理過程中 出現任何形式的行賄受賄、以 權謀私及不正當競爭行為；我 們通過公開信息查詢、同業調 研等多種方式，優先選擇經營 穩定、信譽良好的合作夥伴， 並在合作期間持續監督供應商 的經營行為，確保其嚴格遵守 運營所在國家及地區的法律法 規，持續增強供應鏈的合規性 與穩定性。

年度報告 2025 Annual Report 167 Environmental, Social and Governance Report 環境、社會及管治報告 To ensure the authenticity of suppliers’ various qualifications and understand their environmental and social performance, we conduct on-site inspections of supplier factories. With regard to environmental protection, we strictly verify whether the factory holds a valid emission permit and whether the discharged wastewater, exhaust gas, and waste residues meet relevant emission requirements. In addition, suppliers are required to provide corresponding water quality test reports and other supporting documents. As regards society, we will review whether the factory has violations such as the use of child labor or wage arrears, and require the factory to have no major government censure, adverse media exposure, or unqualified random inspection records in the past year, and not be listed in the abnormal operation list or the list of seriously illegal and dishonest enterprises. Adhering to the principle of prudent operation, the Company proactively implements a multi-source procurement strategy, aiming to systematically enhance supply chain resilience and strengthen the ability to control potential supply risks by reducing reliance on a single supplier. 為確保供應商各項資質的真實 性，了解供應商環境和社會方 面的表現，我們會對供應商工 廠進行現場檢查。環境方面， 我們嚴格核查工廠是否持有有 效的排污許可，排放的廢水、 廢氣、廢渣等排放物符合相關 排放要求，並要求供應商提供 相應的水質檢測報告等證明文 件；社會方面，我們會審查工 廠是否存在使用童工、拖欠工 資等違規行為，同時要求工廠 在過去一年內無重大政府通 報、媒體曝光或抽檢不合格記 錄，且未被列入經營異常名錄 或嚴重違法失信企業名單。本 公司秉持穩健經營原則，主動 推行多源採購策略，旨在通過 減少對單一供應商的依賴，系 統性增強供應鏈韌性，並強化 對潛在供應風險的管控能力。

Environmental, Social and Governance Report
環境、社會及管治報告

4. NURTURING TALENT: EMPOWERING CONTINUOUS DEVELOPMENT OF ELITES

4.1. Adhering to Compliant Employment

We regard employees as an important foundation for our corporate development, as well as key safeguard for maintaining the Company's core competitiveness. We select and cultivate talented staff endowed with stellar qualities such as integrity, innovation, humility, diligence, passion, kindness, and a sense of responsibility, who also recognise our value of "changing destiny with both hands". We adopt diverse means to safeguard the legitimate rights and interests of employees and continue to attract outstanding talent to make progress together with the Group.

We adhere to fair and compliant recruitment policies, strictly comply with labor laws in all operating regions, including but not limited to the Framework Act on Labor Welfare in Korea, the Labor Relations Adjustment Act and Labor Standards Law in Japan, the Labor Code and Labor Act in Vietnam, the Employment Relations Act in New Zealand, the Employment Act in Malaysia and Singapore; the Fair Work Act in Australia, and the Manpower Law in Indonesia, and eliminate any form of recruitment discrimination. In accordance with the relevant regulations of each operating region, we have established and implemented a series of human resource management systems such as the Employee Handbook, the Employee Onboarding, Unusual Changes and Resignation Procedures, the Resignation Handover Checklist and the Compensation Management Methods, which formulate detailed processes and provide institutional guarantees for various aspects such as unusual employee changes, resignation, job reassignment, handover, and salary and performance, while protecting the interests of both employees and the Company.

4. 植才育能：助力精英持續發展

4.1. 恪守僱傭合規

我們將員工視作企業發展的重要基礎和維護企業核心競爭力的關鍵保障，選拔並培養具有誠信、創新、謙虛、勤奮、激情、與人為善、責任感等優秀品質，認可我們「雙手改變命運」價值觀的人才，採取多樣化手段維護員工的合法權益，持續吸引卓越人才與集團共同進步。

我們秉持公正合規的招聘政策，嚴格遵守韓國的《勞動福利基本法》；日本的《勞動關係調整法》、《勞動基準法》；越南的《勞動法》、《勞動法令》；新西蘭的《就業關係法》；馬來西亞及新加坡的《僱傭法令》；澳大利亞的《公平工作法》及印度尼西亞的《人力法》等各運營地相關的法律法規，杜絕任何形式的招聘歧視行為。我們已根據各運營地的相關規定制定並執行《員工手冊》、《員工入職、異動、離職管理辦法》、《員工離職申請交接單》及《薪酬管理辦法》等一系列人力資源管理制度，為員工異動、離職、調崗、交接、薪資績效等多個方面制定詳細流程並提供制度保障，同時維護員工及公司的利益。

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特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 169 Environmental, Social and Governance Report 環境、社會及管治報告 Adhering to compliant employment To effectively safeguard the legitimate rights and interests of employees, Super Hi is committed to developing a standardized and regulated recruitment management system. Our Internal Recruitment System ensures the fairness and transparency of the entire recruitment process at an institutional level. This not only provides a clear basis for equal employment but also constitutes a management closed loop with clear boundaries of employee rights and responsibilities. When interviewing employees for our functional departments, we focus on the candidates’ comprehensive quality, job-seeking intention, educational background, and job skills, and do not factor in such aspects as race, nationality, gender, or religious beliefs. At the restaurant level, we adopt independent recruitment to attract talents, also prioritizing the candidates’ attitudes and skills, avoiding any form of unfairness and discrimination, and ensuring the entire recruitment process implements Super Hi’s employment principle of “openness, fairness and justice”. In terms of labor relations management, we always follow the laws and regulations of the operating locations and properly handle relevant matters through internal consultation or statutory procedures. We continue to improve internal management systems and strengthen two-way communication, committing to cultivating harmonious and stable employment relationships. Eliminating forced labor and child labor Super Hi strictly adheres to international labor standards and maintains an absolute prohibition against all forms of forced labor and child employment. During recruitment, we implement strict background audits to ensure all applicants meet legal working age requirements, upholding a zero-tolerance stance toward such violations at source. Any violations discovered will be immediately addressed in accordance with local laws, with root causes investigated to develop corrective and preventive measures to resolutely prevent recurrence. We have signed employment contracts with employees in each operating region in accordance with local regulations, stipulating working hours to ensure employees’ legal rights to rest periods are not infringed. This Year, the Group identified no cases of child labor or forced labor. 踐行合規僱傭 為切實保障員工合法權益，特 海致力於構建標準化、規範化 的招聘管理體系。我們的《內 部招聘制度》從制度層面確保 了招聘全過程的公正透明，不 僅為平等僱傭提供了明確依 據，也構成了員工權責清晰界 面的管理閉環。我們在面試職 能部門員工時，着重考慮應聘 者的綜合素養、求職意願、教 育背景和崗位技能，並不會將 種族、國籍、性別、宗教信仰 等因素考慮在內。在餐廳端， 我們採用自主招聘的方式招攬 人才，同樣優先考慮候選人的 態度和技能，避免任何形式的 不公和歧視，確保整個招聘流 程貫徹特海「公開、公平、公 正」的僱傭原則。 在勞動關係管理方面，我們始 終遵循運營地法律法規，並通 過內部協商或法定程序妥善處 理相關事宜。我們持續完善內 部管理制度，強化雙向溝通， 致力於構建和諧穩定的僱傭關 係。 杜絕強制勞工與童工 特海嚴格恪守國際勞工標準， 絕不容忍任何形式的強制勞動 與童工。我們在招聘環節即實 施嚴格的背景審核，確保所有 應聘者均符合法定工作年齡， 從源頭杜絕違規風險。一經發 現任何違法行為，將立即依據 運營地法律嚴肅處理，並深入 調查根源，制定糾正與預防措 施，堅決防止再犯。我們已與 各運營地員工按照當地規定簽 訂勞動合同，約定工作時間， 確保員工休息的合法權利不受 侵害。本年度，本集團沒有發 現誤聘童工或強制勞工的個 案。

170 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Clear promotion path Super Hi has established a complete career promotion mechanism to provide employees with fair and clear promotion channels and motivate them to make continuous progress. All departments of the Group have formulated the Seven Principles of Organizational Structure, setting detailed assessment indexes, as well as standards for honors, rewards and penalties according to the nature and functions of each department and position. Through quarterly or monthly periodic performance assessments and annual debriefings, we track and evaluate the completion of employees’ performance targets and use the performance assessment results as the basis for promotion or dismissal. We have formulated the Selection Measures for Cadres to provide a systematic basis for our screening and evaluation of core forces such as country managers and restaurant managers. We adopt the philosophy of “loving Haidilao, being proficient in business, and having insight into human nature” as the selection criteria for cadres, selecting employees whose comprehensive abilities, such as character, leadership, and personality, meet our requirements, and who have held no less than three post certifications to join the “Golden Eagle Pool” training program. In accordance with the training reference plans, courses, and reference materials provided by the headquarters’ learning and development center, we provide training for employees in terms of values, corporate culture, activities, etc., implementing exit and incentive measures based on employee performance every month, and promoting outstanding employees. We have listed the selection criteria, process, and other contents for cadre talents in the Management Measures for Restaurant Cadres, creating a clear career development path for employees in various positions and encouraging employees to make progress together with the Company. 清晰晉升路徑 特海已搭建起完整的晉升機 制，為員工提供公平、明確 的晉升渠道，激勵員工持續 進步。本集團各部門均已制 定《組織架構七原則》，按照各 部門和崗位性質和職能設定了 詳細的考核指標和榮譽獎懲標 準，通過每季度或月度的週期 性考核及年度述職等方法，追 蹤評價員工績效目標的完成情 況，並將績效考核結果作為晉 升與淘汰的重要依據。 我們已制定《各級幹部產生辦 法》為我們篩選和評價國家經 理、店經理等中堅力量提供制 度基礎。我們以「愛海底撈、 業務熟練、洞察人性」為幹部 選拔標準，選拔人品、領導 力、性格等綜合能力符合我們 的要求，以及實踐崗位認證不 少於3個的員工進入「金鷹池」 培訓計劃，按照總部學習發展 中心提供的培訓參考方案、課 程及參考資料對員工開展價值 觀、企業文化、活動等方面的 培訓，每月根據員工表現實行 淘汰和激勵措施，並對優秀員 工予以升遷。我們已在《餐廳 各級幹部管理辦法》列明我們 對幹部人才的選拔標準、流程 等內容，為各崗位員工搭建清 晰的職業發展道路，激勵員工 與公司共同進步。

Environmental, Social and Governance Report
環境、社會及管治報告

Comprehensive welfare protection

Super Hi pays attention to employees' work experience and their physical and mental health, and is committed to providing them with a harmonious and comfortable working environment. By continuously improving our compensation and benefits system and providing employees with timely and heart-warming care measures, we stimulate employees' sense of initiative and drive and enhance the sense of belonging and team cohesion of the talent team. We strictly abide by the laws and regulations concerning labor and employment in the countries where we operate, systematically formulating policies concerning employees' salary structure, working hours, and benefits protection system to ensure every employee enjoys comprehensive and competitive welfare protection.

We have specifically listed various welfare subsidies provided to employees in the *Super Hi Welfare System*, covering multiple aspects such as employees' children, parents, housing, catering, and childbirth. Each operating location makes corresponding adjustments according to local regulations and cultural characteristics to fully meet the differentiated needs of our employees around the world and create a people-oriented working atmosphere. We provide employees with birthday bonuses, reward gold ingots based on their years of service in the Group, and provide benefits such as education subsidies, parent-child companionship subsidies, telecommunication subsidies, and meal subsidies based on indicators such as operating location regulations and employee conditions, safeguarding all aspects of employees' work and life. In addition to providing comprehensive compensation and benefits, we also keep abreast of employees' practical living needs and well-being. To this end, we have formulated the Restaurant Manager Livelihood Protection Scheme based on the socio-economic conditions of each operating country, clearly setting a livelihood protection threshold aligned with local realities. When a restaurant manager's salary payable for the month (excluding benefits) is lower than this standard, they can apply for a subsidy through the regional manager's evaluation to bring their income to a reasonable protection level.

全面福利保障

特海關注員工的工作體驗與身心健康，致力於為其提供和諧、舒適的工作環境，不斷通過完善我們的薪酬福利制度，為員工提供及時暖心的關懷措施等途徑，激發員工的主觀能動性，增強人才團隊的歸屬感和凝聚力。我們嚴格遵守各運營所在地關於勞動用工的法律法規，系統性地規範員工的薪酬結構、工作時間及福利保障體系，確保每位員工均能享有全面且富有競爭力的福利待遇。

我們在《Super Hi福利制度》中專門列明為員工提供的各類福利補貼，涵蓋員工子女、父母、住房、飲食、生育等多個方面，各運營地按照當地規定和文化特色對應調整，充分滿足我們全球各地員工的差異化需求，營造以人為本的工作氛圍。我們為員工發放生日禮金，按照員工在本集團工作的工齡發放金元寶，並綜合運營地規定、員工條件等指標發放子女教育補貼、親子陪伴補貼、話費補貼、餐費補貼等福利，為員工工作生活的各個方面保駕護航。在提供全面薪酬福利的基礎上，我們亦關注員工的實際生活保障。為此，我們依據各運營國的社會經濟狀況，制定《店經理生活保障方案》，明確設定符合當地實際的生活保障線。當店經理當月應發工資（不含福利）低於該標準時，可通過大區經理評估申請補貼，使其收入達到合理保障水平。

年度報告
2025 Annual Report 171

Environmental, Social and Governance Report
環境、社會及管治報告

In addition, we provide health checkup benefits to eligible employees and offer different standards of health checkup subsidies for employees in various operating locations to support employees in maintaining their physical and mental health. Furthermore, we adopt the family visit system for full-time employees who have been employed for one year, providing convenience for those employees who do not work in their place of origin and their families to reunite, and expressing our appreciation to them for supporting the Company's continuously expanding business. Super Hi firmly believes that the value of hard work should be fully recognized. We are committed to creating a working environment that respects contributions and stimulates potential, deeply empowering employee development through transparent incentive mechanisms and smooth promotion paths. We strive to work together with employees to share achievements and create a better tomorrow in an employee-centered management atmosphere.

此外，我們為符合條件的員工提供體檢福利，為各運營地員工提供不同標準的體檢補貼，支持員工保持身心健康；我們亦為入職滿一年的全職員工設置探親制度，為那些不在原籍地工作的員工及其家人團聚提供便利，感謝他們支持公司不斷拓展的事業。特海堅信，努力的價值應當被充分認可。我們致力於打造一個尊重貢獻、激發潛能的工作環境，通過透明的激勵機制與暢通的晉升路徑，為員工發展深度賦能。我們追求與員工攜手共進，在人性化的管理氛圍中，共享成就，共創美好明天。

Super Hi upholds the "people-foremost and kind" humanitarian spirit and has formulated and implemented the *Measures for Humanitarian Relief* to support employees facing serious life difficulties, extending care to all staff including part-time workers. If employees or their immediate family members suffer severe difficulties in life due to accidents, natural disasters, and other force majeure factors, they may apply for special relief funds for emergency use to alleviate their urgent needs. In addition, for employees who have been dismissed for personal reasons and face special difficulties such as children's education or basic living due to demotion, if their original position was at the manager level or they have a seniority of five years or more, the humanitarian relief procedure can also be initiated. Forms of relief include parental subsidies, temporary housing subsidies, and special education subsidies for children to help our employees and their families weather through the transition period, reflecting the Company's respect and care for long-term service providers. During the Reporting Period, the total amount invested by the Company in the humanitarian relief fund was approximately USD137,046.

特海秉持「以人為本，與人為善」的人道主義精神，制定並實施《人道主義救助辦法》，當員工本人或其直系親屬因意外事故、自然災害等不可抗力導致生活陷入嚴重困境時，可申請專項救助基金以緩解燃眉之急，為包括鐘點工在內的全體員工在遭遇重大困難時提供及時有效的支持。同時，對於因個人原因被撤職、且因降職而面臨子女教育或基本生活等特殊困難的員工，若其原職為經理級別或工齡滿五年及以上，亦可啟動人道主義救助程序。救助形式包括父母贍養補貼、臨時住房補貼及子女教育專項補貼等，以幫助員工及其家庭度過過渡時期，體現公司對長期服務者的尊重與關懷。報告期內，公司投放在人道主義救助基金的金額合計約137,046美元。

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特海国际控股有限公司
Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

Diverse employee activities

To accurately gain insights into employees' needs and promptly respond to team concerns, Super Hi has established diversified and regular communication mechanisms. Through monthly employee meetings and irregular informal dialogs, we actively listen to the voices of employees at all levels, ensuring that communication channels are unimpeded and providing active and timely feedback for the reasonable requirements of employees.

多元員工活動

為精準洞察員工需求、及時回應團隊關切，特海建立了多元化的常態化溝通機制。我們通過定期召開月度員工大會，並結合不定期的非正式交流，主動傾聽各級員工心聲，確保溝通渠道暢通無阻，並為員工的合理訴求提供積極、及時的反饋。

Case
案例

Solidarity Work Meeting
抱團工作會議

To continuously enhance team cohesion and professional capabilities, we organized a global "Solidarity Work Meeting" in November 2025, involving a total of 228 management personnel and outstanding employee representatives from different countries and regions. The meeting focused on employee recognition and professional development, setting examples and motivating the team by commending outstanding cases such as "Star of the Post" and "Innovation Awards". At the same time, dedicated training sessions were conducted on policy interpretation, management improvement, and regulatory compliance to strengthen the compliance awareness and management capabilities. The activity also focused on the development of our organizational culture, promoting cross-regional exchange and a sense of belonging through team rituals. Such diverse employee activities reflect our high regard for talent development and represent an important measure in promoting global sustainable human resource management.

為持續提升團隊凝聚力與專業能力，2025年11月我們組織了全球「抱團工作會議」，共228位來自不同國家與地區的管理人員及優秀員工代表參與。會議聚焦員工認可與專業發展，通過表彰「崗位之星」「創新獎勵」等優秀案例，樹立榜樣、激勵團隊。同時開展涵蓋制度解讀、管理提升與法規培訓等專題學習，強化合規意識與管理能力。活動亦注重組織文化建設，透過團隊儀式促進跨區域交流與歸屬感。此類多元員工活動，體現我們對人才發展的高度重視，是推動全球可持續人力資源管理的重要實踐。

年度報告
2025 Annual Report 173

174 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 To enhance team cohesion and foster a harmonious, positive, and vibrant organizational atmosphere, the Company regularly organizes various employee care activities, such as birthday celebrations and special meals during traditional festivals, fully demonstrating the Company’s humanistic care for employees. These activities help promote team collaboration, and boost their enthusiasm for work, thereby effectively enhancing employees’ happiness, sense of belonging, and cohesion. 4.2. Nurturing Career Growth Super Hi regards employees’ professional growth and career development as the core driving force for the Company’s sustainable development. We are committed to developing a diversified and systematic talent development system, under which all employees will be provided with a platform for continuous learning and capability enhancement, enabling them to fully tap into their potential and break through capability boundaries. The Company encourages innovative thinking and cross-disciplinary exposure, aiming to build a high-caliber and composite professional talent pipeline that will provide solid talent support for the Group’s future strategic development. 為增強團隊凝聚力，構建和 諧、積極且富有活力的組織氛 圍，公司定期組織各類員工關 懷活動，如生日慶祝會、傳統 節日加餐等，充分展現公司對 員工的人性化關懷，促進團隊 協作、激發工作熱情，從而有 效提升員工的幸福感、歸屬感 與整體向心力。 4.2. 育才職涯成長 特海視員工的專業成長與職業 發展為企業可持續發展的核心 動力。我們致力於構建多元 化、系統化的人才培養體系， 為全體員工提供持續學習與能 力提升的平台，助力他們充分 挖掘潛能、突破能力邊界。公 司鼓勵創新思維與跨界實踐， 旨在鍛造一支高素質、複合型 的專業人才梯隊，為集團未來 戰略佈局提供堅實的人才支 撐。

年度報告 2025 Annual Report 175 Environmental, Social and Governance Report 環境、社會及管治報告 Super Hi Learning and Development Centre is committed to developing a systematic and professional talent cultivation mechanism. By continuing to optimize the training management system and training forms, we have drawn clear training development paths for positions at all levels of the restaurant, ensuring that training resources are closely aligned with our business requirements. We formulate clear annual training goals and implementation plans every year and tailor diversified courses for employees at different levels and positions. Training forms are composed of online and offline classes, live interaction, thematic meetings, required reading materials, and performance assessment and evaluation. The training content focuses on the improvement of special post business skills and the cultivation of operation and management capabilities, aiming to provide high-caliber and composite talent for each development stage of the Company. As an international chain catering enterprise serving customers across the world and operating across diverse food cultures, our employees are required to receive training on and adapt to local customs in all aspects. Therefore, we have specially set up special training on overseas corporate culture localization. By providing targeted employee skill training, we continue to improve the overall professional quality and operational capability of the team, helping employees develop a deeper understanding of overseas dietary culture and required service skills. 特海學習發展中心致力於構建 系統化、專業化的人才培養機 制，通過持續優化培訓管理體 系與教學形式，針對餐廳各層 級崗位繪製了清晰的學習發展 路徑，確保學習資源與業務需 求緊密對接。我們每年制定清 晰的年度培訓目標與實施計 劃，並為不同層級、不同崗位 的員工量身定制多元化課程。 培訓形式涵蓋線上線下開班授 課、直播互動、專題會議、必 讀材料及考核評估等多種方 式，內容聚焦特崗業務技能提 升與經營管理能力培養，旨在 為公司各發展階段輸送高素質 複合型人才。作為國際連鎖餐 飲企業，面對世界各地的顧客 和各異的餐飲文化，我們的員 工需要全方面學習和融入當地 的習慣，因此我們特設海外企 業文化本土化專題培訓，通過 針對性開展員工技能培訓，持 續提升團隊整體專業素養與運 營能力，幫助員工深入學習和 理解海外的飲食文化和所需服 務技能。

176 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Super Hi, given the development trends of the times and the constantly changing market needs, continues to update the theoretical learning mode, improve the traditional offline teacher-apprentice method, and innovatively develop the dual-insurance talent training mode focusing on theory and practice, so as to help employees fully master theoretical knowledge through practice by combining online and offline modes. This mode has the following characteristics: Training Content Features Form 培訓內容 特點 形式 “Post-Learning” unit Apart from the “career ladder”, it also includes descriptions for 57 posts, as well as supplementary courses to support business expansion and pre-job tests, to ensure that employees have basic business capabilities. Online training platform 在線培訓平台 「崗位學習」單元 除崗位爬山圖外，亦涵蓋57個崗位說明書、配套業務延展課 程及崗前測訓，確保員工可具備基礎業務能力。 Online courses related to the dimensions of cadre growth ability The courses integrate the Golden Eagle Pool and related knowledge by focusing on system and on-site management. Employees can easily track their career progression through the “career ladder”, so as to ensure that employees who have the ability and are willing to get promoted can obtain corresponding knowledge and skills. 幹部成長能力緯度相關 的在線課程 課程整合了金鷹池及相關知識，緊密貼合制度與現場管理。 員工通過崗位爬山圖了解自己身處的晉升階段，保證有晉升 能力和意願的員工能獲得相應的知識與技能。 Skills related to posts To enhance the initiative of employees, with the support of our course R&D team and the live-broadcast training jointly conducted by the restaurants and school, we have offered a variety of knowledge competitions and knowledge co-creation activities to enable employees to review and practice skills related to their posts and apply theory to practice, so as to obtain new knowledge through repetitive practice. – Live-broadcast training jointly conducted by the restaurants and school – 店校共建直播培訓 – Knowledge competitions – 知識競賽 – Knowledge co-creation activities – 知識共創活動 崗位相關課程技能 為提升員工積極性，我們通過專業課程研發小組支持、店校 共建直播培訓，舉辦多元化的知識競賽及知識共創活動，讓 員工時常複習並實踐各崗位相關課程技能，結合理論與實 踐，溫故知新。 特海結合時代發展趨勢和不斷 變化的市場需求，不斷更新理 論學習模式，改良傳統的線下 師帶徒的方法，創新發展出理 論和實踐並重的雙保險人才培 養模式，以線上和線下結合的 方式幫助員工通過實踐完全掌 握理論知識，該模式具有以下 特點：

年度報告 2025 Annual Report 177 Environmental, Social and Governance Report 環境、社會及管治報告 This Year, we continued to improve the global training system. Centering on core areas such as food safety, operational specifications, basic legal affairs, and internal systems, the headquarters and various restaurants opened more than 300 training classes, covering 54,045 person-times, with an employee training rate of 100%. At the same time, we systematically carried out reserve restaurant manager certification, restaurant skill improvement, and new employee training, and continuously strengthened the capabilities of management talent pipeline and organizational cohesion through the “Restaurant Manager Career Ladder” training and tracking system, localized assessments, and cross-regional exchange activities. All training is equipped with clear evaluation mechanisms to ensure that training effectiveness can be transformed, providing sustainable talent support for global business. 4.3. Occupational Safety Protection Work safety is the lifeline of corporate development and is also one of our long-term key focuses. As a catering chain enterprise, we are committed to providing a safe, stable, and healthy working environment for employees around the world and adopting multiple means to reduce safety and health risks in the workplace. We strictly abide by the laws, regulations, and norms of the places where overseas restaurants operate, including but not limited to the Occupational Safety and Health Act, and the Act on Regulatory Science Innovation for Supporting Food and Drug Safety and Commercialization of South Korea; Labor Standards Law, Implementation Rules for Labor Standards Law, and Labor Contract Law of Japan; and Labor Code of Vietnam. While ensuring the quality of employees’ production and service work, we strive to protect customers against hygiene and health risks in the dining environment. 本年度，我們持續完善全球培 訓體系，圍繞食品安全、運營 規範、基礎法務及內部制度等 核心領域，總部與各餐廳共 開設超過300個培訓班，覆蓋 54,045人次，員工受訓率達 100%。同時，我們系統開展 後備店經理認證、門店技能提 升及新員工培訓，並通過「店 經理爬山圖」學習跟蹤體系、 本土化考核及跨區域交流活 動，持續強化管理梯隊能力與 組織凝聚力。所有培訓均設有 明確評估機制，確保學習成效 可轉化，為全球業務提供可持 續的人才支持。 4.3. 職業安全保障 安全生產是企業發展的生命 線，亦是我們長期重點關注之 一。作為一家餐飲連鎖企業， 我們致力於為全球各地的員工 提供安全、穩定、健康的工作 環境，採取多種手段降低工作 場所的安全健康風險隱患。我 們嚴格遵守海外門市運營地的 法例法規及規範，包括但不限 於韓國的《產業安全保健法》、 《食品、醫藥品等安全及產品 化支援監管科學創新法》；日 本的《勞動基準法》、《勞動基 準法實行規則》、《勞動契約 法》；越南的《勞動法》等法律 法規，在保障員工生產服務工 作質量的同時，避免顧客受到 用餐環境的衛生健康威脅。

Environmental, Social and Governance Report
環境、社會及管治報告

This Year, the Company performed stably in occupational health and safety management. No major production liability accidents or serious casualty incidents caused by inadvertent safety inspections occurred, and operational activities complied with relevant occupational health and safety regulatory requirements. In each of the past three years including the reporting year, the number and percentage of work-related deaths were zero, and the rate[1] of work days lost due to work-related injuries was 18.58.

本年度，公司在職業健康安全管理方面表現穩定，未發生重大生產責任事故及因安全檢查疏忽導致的嚴重傷亡事件，運營活動均符合相關職業健康安全法規要求。包括報告期在內，過去三年每年因工亡故的人數以及每年因工亡故的比率均為0，因工傷損失工作日數比率[1]為18.58。

Health and safety framework

健康安全架構

Super Hi strictly strengthens restaurant work safety management in accordance with the work safety principle of "safety first, prevention-focused, people-foremost, strengthening management, and implementing responsibility". We have formulated and implemented internal systems such as the *Restaurant Safety Management System*, the *Restaurant Employee Health and Food Safety Training System*, the *Safety Standardization Manual*, the *Equipment Safety Operation Manual*, the *Fire Safety Management Manual*, the *Mechanical Equipment Safety Management Regulations*, and the *Labor Protection Articles Management Regulations*, thereby establishing a complete health and safety management system and striving to achieve institutionalized, regulated, standardized, and professional management of work safety.

特海嚴格按照「安全第一、預防為主、以人為本、強化管理、落實責任」的安全生產方針加強門店安全生產管理，制定並執行《門店安全管理制度》、《門店員工健康及食品安全培訓制度》、《安全標準化手冊》《設備安全操作手冊》、《消防安全管理手冊》、《機械設備安全管理規定》、《勞動防護用品管理規定》等內部制度，搭建起完善的健康安全管理體系，致力實現安全生產制度化、規範化、標準化和專業化管理。

1 The rate of work days lost due to work-related injuries = total working days lost ÷ total working hours x 200,000 working hours. This rate of work days lost due to work-related injuries is calculated based on 200,000 hours of work per 100 employees per year. The number of work days lost due to work-related injuries in 2025 was 1,975 days.

1 因工傷損失工作日數比率為：損失工時總天數÷總工作小時數x200,000工作小時。此工傷損失工作日數比率根據每年100名員工的200,000小時工作時間計算得出。2025年度因工傷損失工作日數為1,975天。

178 特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 179 Environmental, Social and Governance Report 環境、社會及管治報告 We have established the Safety Production Committee to provide guidance, decision-making, and supervision and management for the occupational health work of the entire Company, with the Quality and Safety Management Center fully responsible for occupational health testing and supervision and management work, and restaurant managers responsible for the overall management of restaurant safety work, thereby forming a top-down management system that comprehensively covers work such as goal setting, safety training, hidden danger investigation, and emergency management, and continuously improves the overall safety management level through closed-loop management. Our safety management system covers multiple aspects such as safety operation guidance for daily production and operation, safety facilities and equipment, fire safety, prevention and emergency handling of safety-related accidents, daily labor protection, safety training, dormitory safety, and emergency response to natural disasters, strictly plugging safety risk loopholes at the institutional level. Super Hi has also extended the scope of occupational health and safety protection to the takeout service team. The Company operates takeout services in both the Singapore and Malaysia markets. To ensure the safety of delivery employees during their work outside, we have purchased traffic accident insurance for employees engaged in takeover services in Singapore and provide them with special vehicles for delivery service, so as to effectively protect their occupational safety and rights. 我們已成立安全生產委員會對 全公司職業健康工作進行指 導、決策和監督管理，由質量 安全管理中心全面負責職業健 康檢測和監督管理工作，店經 理負責門店安全工作的統籌管 理，形成自上而下的管理體 系，全面涵蓋目標設定、安全 培訓、隱患排查與應急管理等 工作，通過閉環管理持續提升 整體安全管理水平。我們的安 全管理體系覆蓋日常生產運營 的安全操作指引、安全設施設 備、消防安全、安全事故預防 與應急處理、日常勞動保護、 安全培訓、員工宿舍安全及自 然天氣災害應急等多個方面， 從制度層面嚴堵安全風險漏 洞。特海亦將職業健康安全保 護範圍擴展至外送業務團隊， 公司在新加坡及馬來西亞市場 均運營外送服務，為確保配送 員工在外出工作期間的安全， 我們已在新加坡為外送員工統 一購買交通意外保險，並配備 專用配送車輛，切實保障其職 業安全與權益。 Vehicle for Delivery Service in Singapore 新加坡分店的專門外送車輛

180 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 The Company always maintains high sensitivity to industry trends and regulatory updates, and actively absorbs innovative practices and advanced concepts in the field of safety management through multi-party exchanges with peer institutions, government departments, and non-profit organizations. On this basis, we regularly conduct dynamic assessments and optimizations of the internal safety management system to ensure that it not only meets the Company’s strategic goals for work safety but also responds promptly to changes in the external environment. In doing so, we always keep pace with the forefront of industry development. Rigorous safety monitoring Super Hi integrates safety monitoring into all aspects of day-to-day operations and has established a systematic safety monitoring mechanism. By strictly implementing internal safety inspection and hidden danger identification and treatment systems, we implement rigorous monitoring of major risk sources to ensure that all production stages comply with laws, regulations, and industry standards, building a solid safety defense line for corporate development. 本公司始終保持對行業趨勢與 法規更新的高度敏感，積極通 過與同業機構、政府部門及非 營利組織等多方交流，持續汲 取安全管理領域的創新實踐與 先進理念。在此基礎上，我們 定期對內部安全管理體系進行 動態評估與優化，確保其既符 合企業安全生產的戰略目標， 又能及時響應外部環境變化， 始終與行業發展前沿保持同 步。 嚴密安全監察 特海將安全監察融入日常運營 的各個環節，建立起系統化的 安全監察機制，通過嚴格執行 內部安全檢查與隱患排查治理 制度，對重大危險源實施嚴密 監控，確保所有生產環節均符 合法律法規及行業標準，築牢 企業發展的安全防線。

Environmental, Social and Governance Report
環境、社會及管治報告

To effectively implement the laws, regulations, and policy requirements related to work safety and occupational health, the Company has established a dedicated work safety management organization and appointed qualified safety management personnel. We have formulated the *Management System for Hazard Identification and Risk Assessment*, under which, safety officers and restaurant managers organize members of their units to establish risk assessment groups to perform duties such as identifying the scope and content of hazard sources, risk assessment, risk grading, and risk notification, and control each safety risk source by grade. Regarding overseas restaurants, the restaurant manager, as the primary officer responsible for safety management, must comprehensively coordinate the safety work of the restaurant. Their duties include timely eliminating safety hazards and implementing effective preventive measures. At the same time, each restaurant needs to set new work safety goals every year and evaluate the completion status against the previous year's goals. In terms of inspection mechanisms, we have established a multi-dimensional and periodic safety inspection system, covering comprehensive, professional, seasonal, holiday, and hazardous factor special inspections. Each restaurant must perform self-inspections based on daily, weekly, monthly, and quarterly checklists and regularly report hidden danger identification statistics to ensure that safety management work achieves normalized and standardized closed-loop operation.

為切實貫徹安全生產與職業衛生相關的法律法規及政策要求，本公司已設立專職安全生產管理機構，並任命合格的安全管理人員。我們制定《危險源辨識和風險評價管理制度》，由安全員和門店經理組織本單位成員成立風險評價小組，履行辨識危險源範圍、內容以及風險評估、風險分級和風險告知等職責，分級控制各安全風險源。海外餐廳方面，店經理作為安全管理第一責任人，須全面統籌所在餐廳的安全工作，其職責包括及時消除安全隱患、落實有效防範措施。同時，各餐廳需每年制定新的安全生產目標，並對照上一年度目標進行完成情況評估。在檢查機制上，我們建立了多維度、週期化的安全巡檢制度，涵蓋綜合性、專業性、季節性、節假日及危險有害因素專項檢查。各餐廳須依據每日、每週、每月及每季度的檢查清單執行自查，並定期上報隱患排查統計結果，確保安全管理工作實現常態化、標準化閉環運行。

We have established a systematic quarterly safety inspection mechanism, implementing regular safety inspections and comprehensive ratings for all restaurants every quarter, and formally incorporating the rating results into the performance assessment system of the restaurant management. For major safety hazards discovered during inspections, the Company will issue a company-wide notification through the OA office system to ensure that the relevant responsible units rectify them in time, thereby continuously improving the safety level of restaurants and effectively safeguarding the personal safety of employees and customers.

我們建立了系統化的季度安全巡檢機制，每個季度對所有門店實施定期安全檢查與綜合評級，並將評級結果正式納入門店管理層的績效考核體系。對於檢查中發現的重大安全隱患，公司會通過OA辦公系統進行全公司通報，確保相關責任單位及時整改，從而持續提升門店安全水平，切實保障員工與顧客的人身安全。

年度報告
2025 Annual Report
181

182 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Daily labor protection We are deeply conscious of the importance of normalized labor protection for the occupational health and safety of employees. Adhering to the principle of “prevention first, combining prevention and treatment”, we require occupational safety and health facilities to be carried out simultaneously with the main project to ensure quality, and include indicators such as the qualification rate of high temperature, noise, and vibration operating environment indicators and the operating efficiency of occupational health protection facilities into the safety and environmental protection management assessment indicators. In addition, we strictly implement local laws and regulations of the operating locations to ensure relevant restaurant employees hold valid food handling training certificates and typhoid vaccination certificates, and arrange annual health examinations. The Company also provides medical examination reimbursement policies for eligible employees, and has bought accident insurance for all employees including hourly workers, so as to fully safeguard the physical and mental health of employees. During our day-to-day operations, we also distribute labor protective devices to employees, such as goggles, labor protective gloves, safety helmets, work uniform, and protection suits. The store manager is responsible for the approval and supervision management of labor protective devices in stores, and the safety officer is responsible for drafting relevant documents, as well as the planning, distribution, and use management of protective devices. To fully implement labor protection measures, the restaurant quality inspection personnel, Safety Management Department, and HR Department will collaborate to conduct multi-dimensional inspections of the labor protection management of restaurants to ensure the provision of comprehensive and compliant safety protection for employees and effectively safeguard their legitimate rights and interests. 日常勞動保護 我們深知常態化勞動保護對於 員工職業健康安全的重要性， 我們堅持「預防為主、防治結 合」的方針，要求職業安全衛 生設施與主體工程同時進行， 保證質量，將高溫、噪聲、震 動作業環境指標合格率、職業 健康防護設施運行效率等指標 納入安全環保管理考核指標。 此外，我們嚴格執行運營地當 地法規，確保相關餐廳員工具 備有效的食品操作培訓證明及 傷寒疫苗接種證明，並每年安 排健康檢查。公司還設立體檢 福利政策，為符合條件員工報 銷體檢費用，並為包括鐘點工 在內的所有員工購買意外保 險，全面守護員工身心健康。 在日常工作中，我們亦為員工 發放勞動防護用品，如護目 鏡、勞動防護手套、安全帽、 工作服、防護服等。由店經理 負責門店勞動防護用品的審批 和監督管理，安全員負責擬定 相關文件，以及防護用品的計 劃、發放和使用管理。為全面 落實勞動防護措施，餐廳質檢 人員、安全管理部及人事部將 協同對餐廳的勞動防護管理情 況進行多維度檢查，確保為員 工提供全面、合規的安全保 障，切實維護員工的合法權 益。

Environmental, Social and Governance Report
環境、社會及管治報告

Eliminating fire hazards

Super Hi attaches great importance to fire safety and has formulated internal management documents such as the *Fire Safety Management Manual* to comprehensively maintain the fire safety of restaurants in terms of management responsibility, facility maintenance, training and education, emergency drills, hidden danger rectification, and fire inspections. We clearly divide the safety responsibilities of all positions in the restaurant, including the primary person responsible for safety, work safety management personnel, back-of-house person-in-charge, lobby person-in-charge, and greeting team person-in-charge. We require at least one regular fire safety meeting per month to discuss and make arrangement for day-to-day fire safety work. Regarding fire facility installation, all restaurants of the Company are equipped with complete and qualified fire safety equipment as required, including fire hydrants, fire doors, fire extinguishers, fire detectors, manual alarm buttons, and sound-light alarm equipment. Meanwhile, each staff dormitory is also equipped with complete fire safety equipment such as fire extinguishers and gas masks. To ensure continuous effectiveness, all fire-fighting equipment strictly follows the *Fire Equipment Management System* and *Fire Equipment Maintenance Management System*, undergoing regular professional maintenance, medium refilling, or necessary replacement every year to ensure facilities are always in the best operating conditions.

To continuously strengthen fire safety management, the Company strictly implements daily inspection mechanisms. Each restaurant conducts routine fire inspections on a daily basis according to the *Fire Inspection and Examination System*, and for any identified fire hazards, immediately carries out rectification following the *Fire Hazard Rectification System* to ensure hazards are promptly eliminated. In addition, the Company has established a sound automatic fire alarm system and implemented a maintenance system of daily inspections, quarterly testing and annual comprehensive testing. The system is responsible for regular maintenance by dedicated safety officers to ensure the equipment is always in good standby status.

消除消防隱患

特海高度重視消防安全，制定《消防安全管理手冊》等內部管理文件，從管理責任、設施維護、培訓教育、應急演練、隱患整改和防火巡查等方面，全面維護門店的消防安全。我們明確劃分安全主要負責人、安全生產管理人、後堂負責人、大堂負責人、門迎組負責人等門店所有崗位的安全分工職責，要求每月至少召開一次消防安全例會，討論部署日常消防安全工作。在消防設施配置方面，本公司所有餐廳均按要求配備了齊全且合格的消防安全設備，包括消火栓、防火門、滅火器、火災探測器、手動報警按鈕及聲光報警裝置等。同時，每間員工宿舍內部亦配置有滅火器、防毒面具等完善的消防設備。為確保持續有效，所有消防器材均嚴格遵循《消防器材管理制度》及《消防器材維護管理制度》，每年定期進行專業維修、介質充裝或必要更換，以保障設施始終處於最佳運行狀態。

為持續強化消防安全管理，本公司嚴格執行日常巡查機制。各餐廳每日依據《防火巡查、檢查制度》開展例行防火檢查，對發現的火災隱患，立即按照《火災隱患整改制度》進行整改，確保隱患及時消除。此外，公司已建立完善的火災自動報警系統，並實行每日巡檢、季度測試與年度全面檢驗的維護制度。該系統由專職安全員負責定期保養，確保設備始終處於良好待命狀態。

年度報告
2025 Annual Report 183

184 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 We have formulated the Fire Extinguishing and Emergency Evacuation Plan Drill System, requiring each unit to conduct drills at least every six months. The drill plan includes the division of organizational structures such as the fire extinguishing action group, communication group, and evacuation guidance group, as well as the location, time, and danger level of the fire, water source distribution, and evacuation routes. This Year, the total number of participants in the Company’s fire drills exceeded 6,000 person-times. 我們已制定《滅火和應急疏散 預案演練制度》，要求各單位 應當至少每半年進行一次演 練，演練方案包括滅火行動 組、通信聯絡組、疏散引導組 等組織機構分工，起火的位 置、時間及危險程度，以及水 源分佈和疏散路線等。本年 度參加公司消防演習人數達 6,000餘人次。 Fire Emergency Drill at a Singapore Restaurant 新加坡餐廳火災應急演練 In May 2025, we organized a fire emergency drill at Haidilao Hot Pot (Marina Square) in Singapore, simulating a real fire alarm scenario in shopping malls. The drill focused on training employees’ capability to respond calmly and evacuate orderly after the alarm is triggered, including key processes such as guiding customers to evacuate using safety exits, prohibiting the use of elevators, and ensuring all personnel are evacuated to designated assembly points. This drill effectively strengthened the team’s emergency coordination and on-site command capabilities and strengthened the safety awareness of all staff. By regularly conducting practical safety training, we integrate the safety culture into our day-to-day operations, and continue to fulfill our safety guarantee responsibilities to employees and customers. 2025年5月，我們在新加坡海底撈Marine Square店組織火災應急演練，模擬商場火警 真實情境。演練重點培訓員工在警報發出後 的冷靜應對與有序疏散能力，包括引導顧客 沿安全出口撤離、禁止使用電梯、確保人員 全部疏散至指定集合點等關鍵環節。 此次演練有效提升了團隊的應急協調與現場 指揮能力，強化了全員安全意識。我們通過 定期開展實戰化安全訓練，將安全文化融入 日常運營，持續履行對員工與顧客的安全保 障責任。 Case 案例

Environmental, Social and Governance Report
環境、社會及管治報告

Maintaining equipment safety

The Company implements a closed-loop safety management for the entire life cycle of equipment from planning, procurement, acceptance, use, maintenance to scrapping and dismantling by strictly implementing the *Safety Management System for Equipment and Facilities*. We not only exercise strict control of the initial safety standards of equipment but also continue to optimize equipment safety performance through multi-departmental collaboration, such as enhancing error prevention design, to systematically ensure the safety of employees during the operation process. We also set out the use specifications and safety warnings for each machine in the stores in the *Management Regulations on Machinery and Equipment Safety*, together with penalty provisions, where violators are included in the assessment of the safety reward and punishment system according to the severity of the circumstances.

Handling of emergency events

To regulate the emergency management and emergency response procedures for work safety accidents within the enterprise and enhance on-site emergency response capabilities, we have formulated the *Comprehensive Emergency Plan for Work Safety Accidents*, comprehensively covering various emergency situations such as elevator injuries, gas leakage, fire, and electric shock, providing systematic guidance for emergency management, rescue training, practical drills and on-site response plans for accidents. To effectively enhance employees' emergency capabilities, Super Hi organizes on-site simulation drills for scenarios such as fires, mechanical injuries, and burns on a regular basis in accordance with the annual and monthly drill plans formulated by the Safety Management Department. The entire drill process is recorded and made into training videos, which are distributed across various restaurants to train up all employees. This will ensure that every employee masters the key skills of evacuation, escape, emergency rescue, and early handling of accidents, so as to effectively build a solid enterprise safety defense line. During the Reporting Period, the Company organized 81 safety training sessions, which were attended by approximately 120,000 person-times.

維護設備安全

本公司通過嚴格執行《設備設施安全管理制度》，對設備從規劃、採購、驗收、使用、維護到報廢拆除的全生命週期實施閉環安全管理。我們不僅嚴格把控設備的初始安全標準，更通過多部門協同，持續優化設備安全性能，例如增強防呆設計，以系統性保障員工在操作過程中的安全。我們還在《機械設備安全管理規定》中規定了門店各機器的使用規範與安全警示，並設定處罰規定，對違反者視情節嚴重程度納入安全獎懲制度考核。

應急事件處理

為規範企業內部生產安全事故的應急管理和應急響應程序，增強現場應急處置能力，我們制定了《生產安全事故綜合應急預案》，全面覆蓋電梯傷害、燃氣洩漏、火災、觸電等多種緊急情境，為應急管理、救援培訓、實戰演練及事故現場處置提供了系統性指引。為切實提升員工應急能力，特海依據安全管理部制定的年度與月度演練計劃，定期組織開展針對火災、機械傷害、灼燙等場景的現場模擬演練。演練過程全程記錄並製作成教學視頻，分發至各餐廳供全員學習，確保每位員工熟練掌握疏散逃生、應急救援及事故先期處置的關鍵技能，從而有效築牢企業安全防線。報告期內，公司開展安全培訓81次，共計約120,000人次參與。

年度報告
2025 Annual Report 185

186 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Comprehensive safety training We place high importance on fire safety education and training for employees. We require that all new employees must undergo three-tier safety education and training that should not be less than 24 hours. The training covers national safety work principles, safety operation specifications and processes for their particular job, characteristics and safety risks of business premises, and basic knowledge of technical safety, aiming to enhance employees’ fire safety consciousness and emergency response skills. With respect of employee accommodation, the Company requires its employees to complete dormitory safety training before moving in, so as to ensure the effective implementation of dormitory safety management regulations. The training systematically explains the dormitory safety system and provides on-site guidance on the location and use of safety facilities, thereby ensuring that each accommodated employee is equipped with basic safety knowledge and emergency response capabilities. 全面安全培訓 我們高度重視對員工的消防安 全教育和培訓，我們要求員工 入職必須經過三級安全教育， 教育時間不得少於24課時， 培訓內容涵蓋國家安全工作方 針、本崗位安全操作規範流 程、經營場所的特點與安全風 險、安全技術基礎知識等，提 升員工的消防安全意識和應急 處理技能。員工住宿方面，為 確保宿舍安全管理規定得到有 效落實，本公司將參加宿舍安 全培訓作為員工入住前的硬性 要求。培訓內容系統講解宿舍 安全制度，並現場指導安全設 施的位置與使用方法，以保障 每位住宿員工具備基本的安全 知識與應急能力。

Environmental, Social and Governance Report
環境、社會及管治報告

We have formulated and implemented the *Super Hi Restaurant Employee Health and Food Safety Training System*, requiring our management and employees in each operating location to participate in training and obtain locally required training certificates. New employees are required to pass training assessments related to grooming, behavioral habits, food allergens, cleaning and disinfection specifications, and pest control before taking up their posts. Special post operators (such as for mutton machines, electric frying pans, and other specialized equipment) must sign the special post and specialized equipment operation training registration record before they are considered to have passed the relevant training. Furthermore, we provide food safety special training, job reassignment training, and professional skill training for existing employees through courseware explanations, practical operations, and on-site demonstrations, and assess training results through inquiries, observation of practical operations, and answering questions. To systematically enhance employees' safety literacy, the Company develops annual specialized training plans covering food safety and work safety, involving key areas such as safe equipment operation, standardized safety practices, and food safety inspections, aiming to comprehensively strengthen employees' safety awareness and practical skills. We continue to implement the three-tier work safety education system and incorporate it in the Company's annual safety objectives, clearly specifying that the training coverage must reach 100%. At the same time, we require major responsible persons and safety management personnel to hold valid safety qualification certificates with a 100% certification rate, so as to continuously improve the team's overall capabilities in accident prevention, occupational risk control, and emergency response.

我們制定並實施《Super Hi門店員工健康及食品安全培訓制度》，要求各運營地管理層以及員工參加培訓並取得當地要求的培訓證明證書，新入職員工在上崗前必須經過有關儀容儀表、行為習慣、食品過敏原、清潔消毒規範、蟲鼠害控制等方面的培訓考核，特崗作業員工（如羊肉機、電炒鍋等特種設備）必須在特崗設備操作培訓登記記錄本中簽字，方可認為已通過相關培訓。此外，我們通過課件講解、實際操作、現場演示等方式為在職員工提供食品安全專項培訓、轉崗培訓以及專業技能培訓，採用詢問、觀察實際操作和答題等方式考核培訓結果。為系統化提升員工安全素養，本公司每年制定涵蓋食品安全與生產安全的專項培訓計劃，內容涉及設備安全操作、作業行為規範及食品安全檢查等關鍵領域，旨在全面強化員工的安全意識與實操技能。我們持續推行安全生產三級教育體系，並將其納入公司年度安全目標，明確規定教育覆蓋率須達100%，同時要求主要負責人與安全管理人員必須持有有效的安全資格證書，確保持證率100%，以此不斷提升團隊整體的事故預防、職業風險管控及應急響應能力。

To adapt to different training scenarios and employee needs, the Company proactively builds a diversified training model, comprehensively using various forms such as webcasting, video on demand, and standardized PPT courseware, so as to enhance the training coverage, flexibility, and effectiveness. During the Reporting Period, the Company conducted online safety training 25 times, and the number of participants in the online safety training sessions reached 2,062 person-times, with a total of 520 persons passing the training and certification examination for restaurant backup safety officers, and the training examination pass rate was 80%.

為適應不同學習場景與員工需求，本公司積極構建多元化培訓模式，綜合運用網絡直播、視頻點播及標準化PPT課件等多種形式，以提升培訓的覆蓋面、靈活性及實效性。報告期內，本公司進行在線安全培訓直播25次，參加線上安全培訓直播的人次達2,062人次，通過門店後備安全員培訓考試認證的人數共520人，培訓考試合格率80%。

年度報告
2025 Annual Report
187

188 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 5. GREEN OPERATIONS: PROMOTING ENVIRONMENTAL PROTECTION AND LOW-CARBON DEVELOPMENT 5.1. Green and Low-carbon Operational Models The Company upholds the core value of sustainable development and is committed to achieving coordinated development with the natural environment during scale expansion, promising to integrate green environmental protection into all aspects of operational management. We strictly comply with the environmental protection laws of the place where we operate, including but not limited to the Environmental Quality Act of Malaysia; the Environmental Protection and Management Act, the Environmental Public Health Act, and the Energy Conservation Act of Singapore; the Environmental Protection and Biodiversity Conservation Act of Australia; and the Environmental Protection and Management (2009 Environmental Law) of Indonesia. During the Reporting Period, the Company did not violate any environmental protection laws or cause any major incidents affecting the environment and natural resources, nor did we receive any environmental-related penalties or litigation notices. We firmly fulfill our environmental-friendly commitment and have set environmental protection goals and regularly reviewed their implementation progress. In the process of committing ourselves to promoting Chinese culinary culture overseas, Super Hi added 13 new restaurants during the Reporting Period. Due to the expansion of operations and increased revenue, the total water consumption, electricity usage, and waste generation have all risen compared to previous years, leading to an increase in greenhouse gas emissions. Looking ahead, we will continue to focus on energy usage during operations and explore further measures to reduce energy consumption and greenhouse gas emissions. 5. 綠色經營：推動環保低碳發展 5.1. 綠色低碳經營模式 本公司秉持可持續發展的核心 價值理念，致力於在規模擴張 中實現與自然環境的協調發 展，承諾將綠色環保融入運營 管理的各個環節。我們嚴格遵 守各運營地的環境保護法， 包括不限於馬來西亞的《環境 質量法》，新加坡的《環境保 護和管理法》、《環境公共衛生 法》、《能源節約法案》，澳大 利亞的《環境保護和生物多樣 性保護法》，印度尼西亞的《環 境保護與管理（2009年環境 法）》等。報告期內，本公司沒 有違反任何有關環境保護的法 例或造成影響環境及自然資源 的重大事故，亦沒有接到任何 涉及環境範疇的處罰及訴訟通 知。 我們堅定履行環境友好承諾， 已設定環境保護目標並定期審 視執行進展。在致力於將中華 飲食文化推廣至海外的過程 中，特海於報告期內新增13 家餐廳。由於運營規模的擴張 及營業收入的上升，導致整體 的總用水量、用電量及廢棄物 量均比往年上升，以致溫室氣 體上升。展望未來，我們將繼 續關注運營時的能源使用，持 續探討進一步減少能源消耗， 因而減少溫室氣體排放的措 施。

年度報告 2025 Annual Report 189 Environmental, Social and Governance Report 環境、社會及管治報告 The Company currently continues to expand its restaurant scale. Due to differences in restaurant scale, business expansion, and global geographical distribution, current data remains dynamic. Therefore, after discussion at the Board meeting, we have suspended setting a fixed base year and quantitative targets, changing them to directional targets that better fit the Company’s current conditions and lay the foundation for setting scientific and feasible targets in the future. The revised environmental targets for this Year are as follows: (i) all emissions (such as cooking fume exhaust) shall comply with national and local environmental protection department emission standards; the greenhouse gas emission intensity calculated per unit of operating revenue shall be gradually reduced. (ii) the electricity consumption intensity calculated per unit of operating revenue shall be gradually reduced. (iii) the water consumption intensity calculated per unit of operating revenue shall be gradually reduced; ongoing training shall be provided to strengthen employees’ water-saving awareness. (iv) the non-hazardous waste generation intensity calculated per unit of operating revenue shall be gradually reduced; ongoing training shall be provided to strengthen employees’ awareness of waste management and food waste reduction. As global environmental practices and data management continue to optimize, environmental data is becoming more stable. We will continue to monitor data changes and set quantitative targets at the appropriate time. 公司目前正持續擴張門店規 模，由於門店規模差異、業務 擴張及全球地域分佈，當前數 據仍具動態性，因此經董事會 會議討論，我們暫緩設定固定 基準年及量化目標，改為方向 性目標，更貼合公司現況，並 為未來設定科學可行的目標奠 定基礎。本年度修訂的環境目 標如下： (i) 所有排放物（如油煙廢 氣）均符合國家及當地環 保部門排放標準；逐步 降低按單位營業收入計 算的溫室氣體排放密度。 (ii) 逐步降低按單位營業收 入計算的耗電密度。 (iii) 逐步降低按單位營業收 入計算的耗水密度；持 續進行培訓加強員工節 水意識。 (iv) 逐步降低按單位營業收 入計算的無害廢棄物產 生密度；持續進行培訓 加強員工對廢棄物管理 及減少食物浪費的意識。 隨着全球環保實踐和數據管理 持續優化，環境數據正趨於穩 定。我們將持續監測數據變 化，適時設立量化目標。

190 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Waste management We have developed a series of internal regulations, including the Management System of Daily Waste Disposal in Restaurants, to incorporate the daily waste management of each restaurant into standardized processes. All waste disposal operations must meet the regulatory requirements of the countries where we operate, so as to fulfill environmental responsibilities and avoid environmental pollution caused by improper disposal. We are committed to implementing waste sorting and compliant treatment in our global restaurant operations. To this end, we have developed the Guidance for Waste Classification in Restaurants to provide clear instructions for restaurants on the classification of daily waste. We require that all waste must be handed over to certified property management companies or third-party institutions for specialized treatment to prevent any form of unauthorized disposal. This work is overseen by the dedicated Safety Management Department through full-process supervision, inspections, and assessments to ensure its implementation effectiveness. Our restaurants prioritize responsible waste disposal. For instance, our restaurants in Canada have signed corresponding contracts with local qualified waste recycling companies; our restaurants in Vietnam classify and store waste paper for regular sale; and many restaurants in Australia, the United States, and other places implement waste sorting in accordance with local government requirements. 廢棄物管理 我們通過制定《餐廳日常廢棄 物處置管理制度》等一系列內 部規定，將餐廳的日常廢棄物 管理納入標準化流程。所有廢 棄物的處置操作均須符合運營 所在國的法規要求，以此履行 環保責任，並避免因處置不當 而造成環境污染。 我們致力於在全球餐廳運營中 落實垃圾分類與合規處理。為 此，我們制定了《餐廳垃圾分 類操作指導》，為日常垃圾的 分類向餐廳提供明確指引。我 們要求所有垃圾必須交由經認 證的物業或第三方機構進行專 業化處理，以杜絕任何形式的 違規操作。此項工作由專設的 安全管理部門負責全程監督、 檢查與評級，確保執行效力。 我們的餐廳均嚴格看待廢棄物 處理，例如，我們的加拿大餐 廳會跟當地有資質的垃圾回收 公司簽訂相應的合同；越南餐 廳會將廢紙分類存儲並定期變 賣；澳大利亞、美國等地多家 餐廳則按照當地政府要求推行 垃圾分類。

年度報告 2025 Annual Report 191 Environmental, Social and Governance Report 環境、社會及管治報告 In respect of waste grease management, the wastewater is discharged through sewer pipes into grease traps designated by the property management company or the commercial real estate management organization and properly discharged if the local government has uniform management requirements. In absence of such requirements, the restaurants are equipped with oil-water separators to separate the waste grease before it is discharged properly. To implement the full-process supervision, we require all restaurants to entrust audited and qualified third-party processors and track the destination of kitchen waste and waste grease and conduct on-site audits. At present, our restaurants in Singapore, Malaysia, Thailand, and Japan are regularly tracking the destination of waste grease and waste, while restaurants in Indonesia register disposal of waste oil and kitchen waste and have signed waste treatment contracts with qualified service providers. In South Korea, our restaurants strictly comply with the Wastes Control Act of South Korea, thereby implementing waste segregation and disposal measures at designated recycling points to ensure proper disposal by licensed suppliers. To address the environmental challenges brought by food waste, we implement systematic management measures inside and outside our restaurants: • Publicity and Guidance: We promote anti-food-waste awareness through the employee training system and by displaying posters in restaurants to encourage customers to take food as needed and avoid waste. • Service Optimization: We actively guide customers to order meals appropriately during service and provide takeaway packaging services, while advocating the “Clean Plate Campaign”. 在廢棄油脂管理上，若當地政 府有統一管理要求，餐廳會將 廢水經由下水管道排放至物業 或商產管理方指定的隔油設 備，並進行妥善排放；若無相 關要求，則餐廳均配備油水分 離器，對廢棄油脂進行分離後 再行排放。為落實全程監管， 我們要求所有餐廳必須委託經 審核的合格第三方處理商，並 對餐廚垃圾與廢棄油脂的去向 進行追蹤及現場審核。現時新 加坡、馬來西亞、泰國、日本 餐廳均定期追蹤廢棄油脂及垃 圾去向，印尼餐廳亦會進行廢 油、餐廚垃圾的處理登記，並 已與合資格服務商簽訂垃圾合 同；而我們的韓國餐廳則嚴格 遵守韓國的《廢棄物管理法》， 實行分類投放與定點回收，確 保由持證供應商處理。 為應對食物浪費帶來的環境挑 戰，我們在餐廳內外推行系統 化的管理措施： • 宣傳引導：通過員工培 訓系統普及反浪費知 識，並在餐廳張貼提 示，鼓勵顧客按需取 餐、避免浪費。 • 服務優化：在服務環節 主動引導顧客適量點 餐，並提供打包服務， 積極倡導「空盤行動」。

Environmental, Social and Governance Report
環境、社會及管治報告

- **Refined Management**: In terms of ingredient utilization, ingredients that do not meet dish specifications due to shape or size, as well as near-expiry ingredients unlikely to be sold and run out before their shelf life ends due to certain reasons, restaurants repurpose them for staff meals, and reduce internal waste by optimizing staff meal menus and preparing meals based on demand. Meanwhile, the daily monitoring mechanisms are introduced to continuously optimize procurement and stocking plans by tracking leftover ingredients and inspecting trash bins.

- **Responsibility Mechanism**: the "All-You-Can-Eat Surcharge for Waste" pilot program is introduced in certain restaurants in the United States, charging corresponding fees for ingredients that are clearly over-taken and not consumed, so as to strengthen customers' awareness of food conservation.

We actively take different measures to reduce the environmental impact of takeaway packaging. For instance, our Australian restaurants have completely replaced single-use plastic bags with paper bags, Malaysian restaurants promote paper straws, and UK restaurants charge for plastic bags and cutlery to guide sustainable consumption. Looking ahead, we plan to further promote biodegradable disposable items, including disposable supplementary care kits, disposable cutlery, and eco-packaging, with an aim to reducing non-recyclable waste at source.

Emissions management

In terms of emissions management, we are systematically reducing direct and indirect emissions during the operation process by adopting multiple initiatives such as optimizing the smart dispatch system, optimizing food delivery routes, using electric hotpots as replacement for fuel-based ones, and planning energy-saving kitchen equipment.

- **精細管理**：在物料使用上，對於加工出品菜品中因形狀、規格等不符合出品要求的物料，以及因某些因素影響，預計正常銷售無法在保質期內消耗完的臨期食品原料，餐廳會作為員工餐使用，並通過優化員工餐菜單與按需備餐來減少內部浪費。同時，建立日常監控機制，通過追蹤食材剩餘量與檢查垃圾桶，持續優化採購與備貨計劃。

- **責任機制**：在美國部分門店試行「暢選套餐浪費附加費」，對明顯超量取用且未消費的食材收取相應費用，以此強化顧客節約意識。

我們積極採取不同措施以減輕外賣包裝對環境的影響。例如，我們的澳大利亞餐廳已全面以紙袋取代一次性塑料袋，馬來西亞門店推廣紙質吸管，英國門店則對塑料袋與餐具實行收費以引導可持續消費。未來，我們計劃進一步推廣可降解的即棄用品，涵蓋即棄補充護理包、即棄餐具及環保包裝，旨在從源頭減少不可回收廢棄物。

排放物管理

在排放物管理上，我們正通過優化智能派單系統、優化送餐路線、以電火鍋替代燃料鍋，以及規劃節能廚房設備等多重舉措，系統性削減運營過程中的直接與間接排放。

192 特海国际控股有限公司
Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

Meanwhile, we also focus on the Scope 1 direct energy emissions that may be generated in operations. We continue to explore emission reduction opportunities in our day-to-day operations, including increasing the full-load rate of logistics vehicles and optimizing distribution routes, so as to further reduce direct emissions.

同時，我們亦關注營運中可能產生的範圍1能源直接排放。我們持續探索日常運營中的減排機會，包括提升物流車輛滿載率、優化配送路徑等，以進一步減少直接排放。

Low-carbon operational practices

低碳運營實踐

To implement our sustainable development commitment, Super Hi integrates green and low-carbon concepts into all operational aspects. We strictly comply with energy-related regulations in all operating regions, such as the Energy Conservation Act of Singapore, and reduce paper product usage and foster a green work environment by promoting paperless work methods such as cloud documentation and knowledge base.

為落實可持續發展承諾，特海將綠色低碳理念融入運營各環節。我們嚴格遵守運營地有關能源的法例，例如新加坡的《能源節約法案》等，並通過推廣雲文檔與知識庫等無紙化辦公方式，減少紙製品使用，營造綠色辦公環境。

In terms of energy saving and carbon reduction, we continue advancing the R&D and application of intelligent energy-control systems and air-source heat pump heat recovery systems, effectively reducing emissions of CO_2, NO_x, and SO_2. During the Reporting Period, the above projects have been applied in 10 restaurants and saved 1.07 million kWh of electricity annually, equivalent to reducing approximately 963 tons of carbon emissions.

在節能減碳方面，我們持續推進節能智控系統與空氣源熱泵熱回收系統的研發與應用，有效降低二氧化碳、氮氧化物和二氧化硫排放。報告期內，上述項目已推廣到10家餐廳，年度節電107萬度，等同減少約963噸碳排放。

We also improve energy efficiency by optimizing operational models, including developing systems like electronic ordering, online queuing for dining, and online queuing for nail services, which not only improve efficiency but also save paper. We plan to install air conditioning and mechanical ventilation systems in all new restaurants. These systems can automatically assess real-time operational conditions of the restaurants to enable intelligent coordinated control, delivering appropriate fresh air volumes while incorporating heat recovery technology to capture and store thermal energy for future use. Going forward, we will continue optimizing restaurant equipment and energy management systems to constantly advance energy efficiency.

我們亦通過優化運營模式提升能效，包括研發電子點單、線上就餐排號、線上美甲排號等系統，提升效能之餘，亦能節約紙張。我們計劃為所有新餐廳安裝空調及機械通風系統，該系統可以自動判斷餐廳的實時營業狀況，實現智能聯動控制，供應合適的清新空氣量，從而回收並儲存熱量以供未來使用的熱回收系統。未來，我們將持續優化餐廳設備與能源管理體系，不斷推進節能增效。

年度報告
2025 Annual Report 193

Environmental, Social and Governance Report
環境、社會及管治報告

Case
案例

Innovation and Promotion of Energy-saving Systems
節能系統創新與推廣

In 2025, we promoted two projects, the "Underfloor Exhaust and Fresh Air Energy-saving Intelligent Control Wireless System" and the "Underfloor Exhaust Air-source Heat Pump Heat Recovery System", in our restaurants across multiple countries including Vietnam, Indonesia, Japan, and South Korea. The former achieves independent exhaust control for single tables, reducing the load on air conditioning and fresh air systems, and is expected to save approximately 196,000 kWh of electricity over three years. The latter recovers kitchen waste heat to prepare hot water, replacing traditional gas or electric water heaters, and is expected to save approximately 307,000 kWh of electricity over three years. Both projects have completed their acceptance procedures. This not only reduces restaurant operational energy consumption but also reflects our determination to promote low-carbon operations through technological innovation.

2025年，我們在越南、印尼、日本、韓國等多個國家的餐廳推行「地排風、新風節能智控無線系統」及「地排風空氣源熱泵熱回收系統」兩項項目。前者實現單桌獨立控制排風，減少空調與新風系統負荷，預計三年可節約用電約19.6萬千瓦時；後者回收廚房廢熱用於製備熱水，替代傳統燃氣或電熱水器，預計三年可節約用電約30.7萬千瓦時。兩項目均已完成驗收，不僅降低了門店運營能耗，也體現了我們通過技術革新推動低碳運營的決心。

194 特海国际控股有限公司
Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

Super Hi is also committed to strengthening water resource management. We have implemented the following specific measures:

- Putting up water conservation reminder stickers in washrooms
- Reducing water pressure to the lowest practicable level
- Turning off the faucets
- Using dual-flush toilets
- Repairing dripping faucets immediately
- Recycling washing sewage for cleaning and irrigation
- Carrying out regular concealed pipe leak tests and checking overflowing water tanks
- Using faucets and urinals with water-saving labels
- Using faucets and urinals with infrared sensing
- Checking meter readings regularly and for hidden leaks
- Washing dishes in a centralized manner and avoiding frequent switching on and off of dishwashers

To further enhance our water-saving effectiveness, we will further improve water efficiency by upgrading restaurant cleaning equipment and strengthening employee water-saving training. This Year, Super Hi did not encounter any issues related to water withdrawal in its operations.

特海亦致力於強化水資源管理，我們已推行以下具體措施：

- 在各洗手間內張貼節約用水提醒標貼
- 把水壓降低至可行的最低程度
- 關緊水龍頭
- 使用雙沖水式馬桶
- 立即維修滴水的水龍頭
- 循環再用洗盥污水進行清潔及灌溉
- 定期進行隱蔽水管滲漏測試及檢查滿瀉的水缸
- 使用具有節水標籤的水龍頭和小便器
- 使用具備紅外線感應的水龍頭及小便池
- 定期檢查水表讀數及有無隱蔽的漏水現象
- 對餐具集中統一清洗，避免頻繁開關洗碗機

為持續深化節水成效，我們將通過升級餐廳清洗設備與加強員工節水培訓，進一步提升用水效率。本年度特海在營運方面並無任何取水的問題。

年度報告
2025 Annual Report
195

196 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 5.2. Addressing Climate Change Together The Group attaches great importance to climate issues. In accordance with the climate-related disclosures in the Environmental, Social and Governance Reporting Code of the Hong Kong Stock Exchange, we are committed to enhancing our climate risk identification and management capabilities. Governance We systematically integrate climate factors into decision-making and supervision processes through a three-tier structure of “Board-Management-Execution”. The Board is responsible for overall leadership and supervision of ESG work, including approving the formulation and implementation progress of the Group’s overall ESG and climate strategies, and receiving regular reports from the ESG Working Group to stay informed of the progress of identifying and responding to climate risks and opportunities. The management is responsible for specifically promoting and supervising the implementation of ESG and climate-related work, while the ESG Working Group assists in overall planning and cross-departmental coordination to ensure climate actions are implemented in each business unit at the execution level. During the Reporting Period, we provided climate-related training for directors. Strategy2 We have currently implemented a number of carbon reduction measures, including optimizing energy consumption to reduce operational emissions, establishing emergency response plans to enhance operational resilience, and systematically tracking policies and regulations to maintain our compliance. 2 At present, relevant information regarding climate-related opportunities is not yet suitable for public disclosure. 2 目前，有關氣候相關機遇的相關信息尚不適宜公開披露。 5.2. 攜手應對氣候變化 本集團高度重視氣候議題，我 們依據香港聯交所《環境、社 會及管治報告守則》中與氣候 相關披露，致力於提升氣候風 險識別與管理能力。 管治 我們通過「董事會－管理層－ 執行層」三級架構，將氣候因 素系統融入決策與監督流程。 董事會負責全面領導與監督 ESG工作，包括審批集團整體 ESG及氣候策略的制定與實施 進展、聽取ESG工作小組定期 匯報以了解氣候風險與機遇的 識別與應對進展。管理層負責 具體推進並督導ESG及氣候 相關工作的實施，ESG工作小 組則協助開展整體規劃與跨部 門協調，確保氣候行動在執行 層面各業務單元落實。報告期 內，我們已為董事提供氣候相 關培訓。 策略2 我們當前已實施多項減碳措 施，包括優化能源使用以降低 運營排放、建立應急響應方案 以提升運營韌性，並系統跟蹤 政策法規以保持合規。

Environmental, Social and Governance Report
環境、社會及管治報告

Risk Description 風險描述	Potential Business Impact 潛在業務影響	Potential Financial Impact* 潛在財務影響*	Measures 應對措施
Acute physical change risks 急性實體變化風險	• Loss of sales due to disrupted restaurant operations • 餐廳運營中斷，銷售損失 • Repair or replacement required due to damages to kitchen equipment, cold storage, air conditioning and other facilities • 廚房設備、冷庫、空調等設施受損需修復或重置 • Costs increase due to required emergency procurement as a result of disrupted food ingredient supply chain • 食材供應鏈中斷，需應急採購，成本上升	• **Revenue decrease**: income reduction due to operational disruption • **營收下降**：運營中斷導致收入減少 • **Increase in repair/replacement costs**: increased expenditure on maintenance or replacement of equipment and restaurant facilities • **修復╱重置成本增加**：設備和門店設施維修或更換支出增加 • **Costs increase**: emergency procurement of food ingredients pushes up unit costs, squeezing profit margins • **成本上升**：應急採購食材推高單位成本，壓縮利潤率 • **Cash flow deterioration**: inventory backlog, extended receivables, and net cash flow decreases • **現金流惡化**：存貨積壓、應收延長，淨現金流減少	• Formulated the *Super Hi Comprehensive Emergency Plan* and special plans for extreme weather, covering common risk scenarios such as heavy rain, typhoons, power outages, and water cuts, specifying response processes and measures, and requiring restaurants to organize drills in a timely manner • 已制定《Super Hi綜合應急預案》及極端天氣專項預案，內容覆蓋暴雨、颱風、停電、停水等常見風險場景，明確了響應流程及應對措施，並要求餐廳適時組織演練 • Establish diversified supply channels and implement reasonable inventory planning for key food ingredients to continuously enhance the adaptability and stability of the supply chain • 建立多元化的供應渠道，並對關鍵食材實施合理庫存規劃，持續提升供應鏈的適應性與穩定性 • Save the electronic versions of relevant documents for backup, and set up the backup data storage center in another location • 保存有關文件的電子版本以作備份，備用數據存儲中心應在異地

年度報告
2025 Annual Report 197

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環境、社會及管治報告

Risk Description 風險描述	Potential Business Impact 潛在業務影響	Potential Financial Impact* 潛在財務影響*	Measures 應對措施
Chronic physical risks 慢性實體風險	• Increase in energy consumption due to higher cold chain and air-conditioning loads caused by high temperatures • 高溫天氣增加冷鏈和空調負荷，能源消耗持續上升 • Increase in food loss and decline in production efficiency due to greater difficulty in food preservation • 食材保鮮難度加大，損耗率提高，生產效率下降 • Long-term investment in energy-efficient equipment and cold chain systems required to maintain operations • 長期需投資節能設備和冷鏈系統以維持運營	• **Energy costs continuously increase**: electricity and cold chain expenses as a percentage of revenue rise • **能源成本持續增加**：電力和冷鏈費用佔營收比例上升 • **Revenue decrease**: food ingredient loss and efficiency decline lead to slower income growth • **營收減少**：食材損耗和效率下降導致收入增速放緩 • **Capital expenditure increase**: energy-saving renovation and cold chain upgrades bring additional investment needs, squeezing free cash flow • **資本支出增加**：節能改造和冷鏈升級帶來額外投資需求，壓縮自由現金流	• Enhance employees' awareness of heat-related diseases; • 加強員工對暑熱壓力相關疾病的意識； • Adopt more low-cost emission reduction measures to benefit the climate and mitigate potential future energy price risks; • 通過使用更多低成本的減排措施，有利氣候環境的同時，降低未來可能的能源價格上漲的風險； • Conduct proper safety management on site, pay close attention to weather changes, stop relevant work in time in case of extreme weather, and transfer employees and equipment to a safe area. • 做好現場安全管理，及時關注天氣變化，及時停止相應工作，將員工、設備轉移到安全地帶。
Policy and regulatory risks 政策及法規風險	• Carbon emission-related costs increase, especially in restaurant energy consumption and logistics segments • 碳排放相關成本增加，尤其是門店能源消耗和物流環節 • Compliance costs rise (disclosure, audit, regulatory requirements) • 合規成本上升（披露、審計、監管要求） • Restaurants need renovation to comply with energy-saving and environmental protection standards • 門店需改造以符合節能和環保標準	• **Carbon costs increase**: rising carbon prices directly translate into annual expenses • **碳成本增加**：碳價上升直接轉化為年度費用 • **Compliance costs rise**: audit, disclosure, and regulatory requirements increase management expenses • **合規成本上升**：審、披露、監管要求增加管理費用 • **Capital expenditure increase**: restaurant renovation and environmental equipment updates push up capital expenditure • **資本支出增加**：門店改造與環保設備更新，推高資本支出	• Keep an eye on whether the relevant government departments have introduced new rules and ordinances, and integrate them into the management strategy. • 密切關注政府相關部門是否有出台新的相關法規條例，並整合到管理策略中。

198 特海国际控股有限公司
Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

Risk Description 風險描述	Potential Business Impact 潛在業務影響	Potential Financial Impact* 潛在財務影響*	Measures 應對措施
Market risk 市場風險	• Decline in demand for traditional high-energy-consuming or high-emission products due to a shift in consumer preferences toward low-carbon and healthy dining • 消費者偏好轉向低碳、健康餐飲，傳統高能耗或高排放產品需求下降 • Increase in procurement costs and inventory pressure due to fluctuations in the food ingredient supply chain • 食材供應鏈波動，導致採購成本和庫存壓力增加 • Decline in brand competitiveness and decrease in customer traffic due to untimely transition • 若未及時轉型，品牌競爭力下降，客流減少	• **Revenue decrease**: customer flow reduction leads to income reduction • **營收下降**：客流減少導致收入減少 • **Working capital deterioration**: cash flow pressure intensifies due to extended receivables, increased inventory, and shortened payment terms • **營運資金惡化**：應收延長、存貨增加、付款期限縮短，現金流壓力加大 • **Energy cost fluctuations**: utility expenses significantly increase due to rising energy prices • **能源成本波動**：能源價格上升，公用事業費用顯著增加	• Continuously keep abreast of changes in consumer demand for low-carbon and healthy diets, accelerate the R&D of new products that meet market trends, increase the proportion of healthy dishes, and optimize existing menu structures; • 持續關注消費者對低碳、健康飲食的需求變化，加快研發符合市場趨勢的新產品，增加健康菜品比例，優化現有菜單結構； • Develop alternative sourcing strategies for imported raw materials to mitigate international supply chain risks. • 制定國外進口原物料替代方案，應對國外物流風險。

* None of the above risks have caused a material impact on the asset value of the Group, and the above risks are expected impacts. In the future, we will continue to deepen and improve scenario analysis work based on accumulated professional skills, comprehensive capabilities, and resource allocation.

* 以上風險均未對本集團的資產價值造成重大影響，上述風險為預期影響。未來我們將依據所積累的專業技能、綜合能力以及資源配置，持續深化並完善情景分析工作。

Risk Management

We recognize the importance of the potential impact of climate risks and opportunities, and have established a systematic process for identification, assessment, prioritization, and monitoring. Every year, we review the suitability of key climate issues through a combination of industry analysis, internal discussions, and expert consultation.

In the future, we will further integrate climate assessment into the overall risk framework, and continue to improve corresponding measures through regular reviews and dynamic adjustments.

風險管理

我們高度重視氣候風險與機遇的潛在影響，已建立系統化的識別、評估、排序與監測流程。每年通過行業分析、內部研討與專家諮詢相結合的方式，審視重點氣候議題的適用性。

未來我們將進一步把氣候評估整合至整體風險框架，並透過定期檢視與動態調整，持續完善對應措施。

年度報告
2025 Annual Report 199

Environmental, Social and Governance Report
環境、社會及管治報告

Metrics and Targets

We continue to disclose Scope 1 and Scope 2 greenhouse gas emissions in our annual ESG reports. Currently, we have preliminarily started data collection with relevant departments to identify Scope 3 categories that are material to the Group's business for future disclosure.

指標及目標

我們持續於歷年ESG報告披露溫室氣體範圍1及2的排放量，目前更已與涉及的相關部門初步開展資料收集工作，以識別對本集團業務而言重大的範圍3範疇，以便日後披露。

Greenhouse Gas Emissions[3,4] 溫室氣體排放[3,4]	Unit 單位	FY2025 2025財年
Scope 1 範圍1	tCO_2e 公噸二氧化碳當量	7,980.49
Scope 2 範圍2	tCO_2e 公噸二氧化碳當量	78,597.13
Total GHG emission (Scope 1 and 2) 溫室氣體排放總量（範圍1和2）	tCO_2e 公噸二氧化碳當量	86,577.63
GHG emission intensity per unit of operating revenue 按單位營業收入算的溫室氣體排放密度	tCO_2e/USD million 二氧化碳當量／百萬美元	102.98

3 Greenhouse gas emission calculation methods reference the Corporate Accounting and Reporting Standard under Greenhouse Gas Protocol published by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD).

4 We use the operational control approach to set the boundaries for accounting greenhouse gas emissions, and use the location-based method for calculations.

3 溫室氣體排放量計算方法參考世界資源研究所(WRI)和世界可持續發展工商理事會(WBCSD)發佈的《溫室氣體核算體系企業核算與報告標準》。

4 我們使用運營控制權法設定溫室氣體排放量的核算邊界，並採用地域為基準方法作計算。

200
特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 201 Environmental, Social and Governance Report 環境、社會及管治報告 Climate-related Targets We are committed to minimizing the environmental impact of our operational activities. For more information on the initiatives we have taken to achieve our environmental targets, please refer to the “Low-carbon operational practices” section of this chapter. The Group conducts climate-related disclosures based on the “comply or explain” basis in accordance with the requirements of Part D of Appendix C2. As certain projects are currently in the capability-building stage and the data foundation is still being strengthened, this report provides qualitative explanations based on currently available reasonable information for certain disclosure items where objective limitations in data acquisition exist or measurement methods are still under development, such as detailed Scope 3 emission data, quantitative analysis of climate-related financial impacts, and certain cross-industry metrics, in accordance with the principle of “Reasonable Information Relief” in Appendix C2. We are continuously promoting the development of a data management system, and expect to gradually improve the systematic collection and assessment mechanism for relevant data in the future to continuously enhance the completeness and accuracy of information disclosure. 氣候相關目標 我們致力於降低營運活動對環 境的影響，更多關於我們為實 現環境目標採取的舉措請參閱 本章節「低碳運營實踐」部分。 本集團依據附錄C2 D部分要 求，以「不遵守就解釋」原則 進行氣候相關披露。當前部分 項目尚處能力建設階段，數據 基礎仍在完善，因此本報告依 據附錄C2中「合理資料寬免」 的原則，對部分因數據獲取存 在客觀限制或計量方法尚在完 善中的披露內容，如範圍三排 放詳細數據、氣候相關財務影 響的量化分析及部分跨行業指 標等，以當前可獲得的合理信 息為基礎進行定性說明。我們 正在持續推進數據管理體系建 設，預計在未來逐步完善相關 數據的系統化收集與評估機 制，以持續提升信息披露的完 整性與精確性。

202 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 6. COMMUNITY COLLABORATION: BUILDING BETTER LIVING COMMUNITIES TOGETHER 6.1. Sincere Contribution to the Society As a practitioner of corporate social responsibility, Super Hi is committed to participating in social welfare activities, giving back to society through donations and material contributions, and spreading corporate compassion. 6. 協同社區：共築美好生活圈 6.1. 赤誠回饋社會 作為企業社會責任的踐行者， 特海堅持投身於社會公益活動 中，通過捐款及物資捐贈等方 式回饋社會，傳遞企業大愛。 Canadian Restaurant Donation Supports Children’s Hospital 加拿大餐廳捐贈支持兒童醫院 In 2025, Super Hi’s restaurants in the Vancouver region actively participated in local community charity activities by donating Haidilao-themed toys to the BC Children’s Hospital, bringing warmth and joy to hospitalized children. This donation was part of the local annual toy drive, aiming to provide emotional support for children staying in hospital during the holiday seasons, while helping to ease pressure on families during the peak winter illness period, enhancing the children’s sense of connection with the outside world. 2025年，特海溫哥華區域餐廳積極參與本地社區公益，通過向BC省兒童醫院捐贈海底撈主題玩具，為住院患 兒傳遞溫暖與歡樂。此次捐贈是當地年度玩具募集活動的組成部分，旨在為節假日期間住院的兒童提供精神 支持，也在冬季疾病高發期幫助緩解家庭壓力，增強患兒與外部世界的連接感。 Case 案例

年度報告 2025 Annual Report 203 Environmental, Social and Governance Report 環境、社會及管治報告 In our corporate operations, we always integrate social responsibility into our day-to-day practices. In the Thailand region, restaurants actively recruit persons with intellectual disabilities, who are locally referred to as “heartwarming employees”. This not only alleviates the employment pressure on communities but also reflects the Company’s corporate commitment to inclusive development. In terms of cultural outreach and social integration, we actively promote cross-cultural exchange and community integration by organizing traditional art performances such as “face-changing’. For example, our restaurants in the U.S. region have for multiple times visited local primary, secondary, and university campuses to conduct “face-changing” charity performances, vividly demonstrating the charm of Chinese culture. Such activities not only enrich the cultural experience of the local community but have also received widespread welcome and multiple invitations from the operating communities, becoming an important practice for us to promote cultural diversity and deepen community interaction. We continue to integrate cultural outreach into local operations, using art as a bridge to foster understanding and respect between different cultures. 在企業運營中，我們始終將社 會責任融入日常實踐。在泰國 區域，各餐廳積極招聘智力 障礙人士，當地稱之為「愛心 員工」，不但緩解社會就業壓 力，也體現了公司踐行包容性 發展的企業承諾。 在文化傳播與社會融合方面， 我們積極通過舉辦「變臉」等 傳統藝術表演活動，促進跨文 化交流與社區共融。例如，美 國區域餐廳多次走進當地中小 學及大學校園開展「變臉」義 演，生動展示中華文化魅力。 此類活動不僅豐富了當地社區 的文化體驗，也獲得了運營地 社群的廣泛歡迎與多次邀請， 成為我們推動文化多樣性、深 化社區互動的重要實踐。我們 持續將文化傳播融入本地運 營，以藝術為橋樑，助力不同 文化之間的理解與尊重。

204 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 Our Australian Restaurant Face-changing Performance Receives Official Invitation 澳大利亞餐廳變臉表演獲官方邀請 During the 2025 Lunar New Year, a noodle face-changing master from our Australian restaurant was invited to perform Sichuan Opera face-changing at an official New Year event hosted by the Australia China Business Council. This event attracted widespread participation from local political and business representatives and community members. The performance vividly demonstrated the charm of Chinese culture through an intangible cultural heritage art form, receiving high recognition and enthusiastic responses from the audience. This invitation to participate in mainstream festival activities not only demonstrates the influence of traditional Chinese culture overseas but also reflects our continuous efforts to integrate into local communities through cultural ties and promote multicultural understanding. 2025年農曆新年期間，澳大利亞餐廳的撈面變臉師獲邀在由澳中商業委員會主辦的官方新年活動中進行川劇 變臉表演。此次活動吸引了當地政商界代表及社區民眾的廣泛參與。 表演以非遺藝術形式生動展現中華文化魅力，獲得現場觀眾的高度認可與熱烈反響。此次受邀參與主流節慶 活動，既展現中華傳統文化在海外的影響力，也體現我們通過文化紐帶融入當地社區、推動多元文化理解的 持續努力。 Case 案例

Environmental, Social and Governance Report
環境、社會及管治報告

APPENDIX I: SUMMARY OF SUSTAINABILITY DATA[5]

附錄一：可持續發展數據摘要[5]

The summary of sustainability data for this Year in respect of environment scope is as follows:

以下是本年度的環境範疇可持續發展數據摘要：

Environment Scope[6] 環境範疇[6]	Unit 單位	FY2025 2025財年
Air Emission **空氣排放物**		
Nitrogen oxides (NO_x) 氮氧化物(NO_x)	Kg 千克	2,756.74
Sulfur oxides (SO_x) 硫氧化物(SO_x)	Kg 千克	4.26
Particulate matter (PM) 顆粒物(PM)	Kg 千克	237.15
GHG Emission[7] **溫室氣體排放[7]**		
Scope 1 範圍1	tCO_2e 公噸二氧化碳當量	7,980.49
Scope 2 範圍2	tCO_2e 公噸二氧化碳當量	78,597.13
Total GHG emission (Scope 1 and 2) 溫室氣體排放總量（範圍1和2）	tCO_2e 公噸二氧化碳當量	86,577.63
GHG emission intensity per unit of operating revenue 按單位營業收入算的溫室氣體排放密度	tCO_2e/USD million 二氧化碳當量／百萬美元	102.98
Energy Consumption **能源消耗**		
Diesel consumption 柴油耗用量	L 公升	95,433.37
Gasoline consumption 汽油耗用量	L 公升	185,062.05
Natural gas consumption 天然氣消耗量	m^3 立方米	3,318,831.86

5 Due to rounding, sub-totals may not sum exactly to grand totals.
6 Environmental data covers restaurants and offices under Super Hi International Holding Ltd.'s entities.
7 Greenhouse gas emission calculation methods reference the Corporate Accounting and Reporting Standard under Greenhouse Gas Protocol published by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD), and the Sixth Assessment Report issued by the Intergovernmental Panel on Climate Change (IPCC); for Scope 2 calculations, grid emission factors reference the grid emission factors of operating countries, and national grid greenhouse gas emission factors from the Carbon Database Initiative database.

5 由於四捨五入的關係，分項數據與總數或有細微差異。
6 環境數據涵蓋特海国际控股有限公司實體的餐廳及辦公場所。
7 溫室氣體排放量計算方法參考世界資源研究所(WRI)和世界可持續發展工商理事會(WBCSD)發佈的《溫室氣體核算體系企業核算與報告標準》、政府間氣候變化專門委員會(IPCC)發佈的《第六次評估報告》；用於範圍二計算的電網排放因數參考各運營地國家的電網排放因子、Carbon Database Initiative碳數據庫的各國電網溫室氣體排放因子。

年度報告
2025 Annual Report 205

Environmental, Social and Governance Report
環境、社會及管治報告

Environment Scope[6] 環境範疇[6]	Unit 單位	FY2025 2025財年
Natural gas consumption intensity per unit of operating revenue 按單位營業收入算的天然氣消耗密度	m^3/USD million 立方米／百萬美元	3,947.44
Total electricity consumption 耗電總量	kWh 千瓦時	136,995,863.20
Total comprehensive energy consumption 綜合能源消耗總量	kWh 千瓦時	175,439,953.93
Total electricity consumption intensity per unit of operating revenue 按單位營業收入算的耗電密度	kWh/USD million 千瓦時／百萬美元	162,943.86
Use of Resources **資源使用**		
Total water consumption 耗水總量	m^3 立方米	2,790,760.63
Water consumption intensity per unit of operating revenue 耗水量單位營業收入	m^3/USD million 立方米／百萬美元	3,319.35
Non-hazardous Waste **無害廢棄物**		
Non-hazardous Waste Generated **無害廢棄物產生量**		
Waste cooking oil generated 餐飲廢油產生量	Ton 公噸	3,000.00
Recyclable waste generated 可回收廢棄物產生量	Ton 公噸	2,900.00
Unrecyclable kitchen waste generated 不可回收餐廚垃圾產生量	Ton 公噸	11,340.00
Non-hazardous waste generation intensity per unit of operating revenue 按單位營業收入算的無害廢棄物產生密度	Ton/USD million 公噸／百萬美元	20.51
Non-hazardous waste recycled **無害廢棄物回收量**		
Waste cooking oil disposal rate 餐飲廢油處理率	% %	100
Office waste 辦公生活垃圾	Ton 公噸	460
Hazardous Waste **有害廢棄物**		
Hazardous Waste Generated **有害廢棄物產生量**		

206 特海国际控股有限公司
Super Hi International Holding Ltd.

Environmental, Social and Governance Report
環境、社會及管治報告

Environment Scope[6] 環境範疇[6]	Unit 單位	FY2025 2025財年
Main unit 主機	set 台	3
Display 顯示器	set 台	2
Laptop 筆記本	set 台	47
Abandoned server 廢棄服務器	set 台	16
Surveillance camera equipment 監控攝像設備	set 台	0
POS terminal POS收款機	set 台	1
Projector 投影儀	set 台	8
Total Package Material Usage **包裝材料使用總量**		
Meal box 餐盒	Ton 公噸	139.28
Paper cup 紙杯	Ton 公噸	34.02
Packing bag 打包袋	Ton 公噸	126.72
Disposable tableware 即棄餐具	Ton 公噸	143.30
Other package materials 其他包裝材料	Ton 公噸	150.92
Package material used intensity per unit of operating revenue 按單位營業收入算的包裝材料使用密度	Ton/USD million 噸／百萬美元	0.71

年度報告
2025 Annual Report 207

208 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 The summary of sustainability data of the Company for this Year in respect of social scope is as follows: Social Scope Unit FY2025 社會範疇 單位 2025財年 Number of employees8 員工人數8 Total number of employees number 14,003 員工總數 人數 Number of employees by gender 按性別劃分的員工人數 Male number 7,515 男性 人數 Female number 6,488 女性 人數 Number of employees by employee category 按員工類別劃分的員工人數 Full-time number 10,565 全職 人數 Part-time number 3,438 兼職 人數 Number of employees by employee function 按員工職能劃分的員工人數 Restaurant management employees number 385 餐廳管理員工 人數 Other restaurant employees number 13,096 其他餐廳員工 人數 HQ and regional functional employees number 522 總部及區域職能人員 人數 Number of employees by region 按地區劃分的員工人數 Southeast Asia number 8,901 東南亞 人數 East Asia number 1,996 東亞 人數 North America number 2,083 北美 人數 Others number 1,023 其他 人數 以下是本年度本公司的社會範疇可持續 發展資料摘要： 8 Represents the number of employees as of December 31, 2025. 8 此為截止2025年12月31日的員工人數。

年度報告 2025 Annual Report 209 Environmental, Social and Governance Report 環境、社會及管治報告 Social Scope Unit FY2025 社會範疇 單位 2025財年 Number of employees by age group 按年齡組別劃分的員工人數 Employees aged 30 and below number 10,978 30歲及以下員工 人數 Employees aged 31-44 number 2,310 31-44歲員工 人數 Employees aged 45 and above number 715 45歲以上員工 人數 Turnover rate9,10 員工流失率9,10 Total turnover rate % 45.92 總流失率 % Turnover rate by gender 按性別劃分的流失率 Male % 23.70 男性 % Female % 22.23 女性 % Turnover rate by age group 按年齡劃分的流失率 Employees aged 30 and below % 39.52 30歲及以下員工 % Employees aged 31-44% 4.74 31-44歲員工 % Employees aged 45 and above % 1.66 45歲以上員工 % Turnover rate by region 按地區劃分的員工流失率 Southeast Asia % 28.43 東南亞 % East Asia % 8.33 東亞 % North America % 5.62 北美 % Others % 3.55 其他 % 9 The formula for calculating the percentage of turnover rate is: number of employee attrition ÷ (number of employee attrition + number of employees at the end of the Year) × 100%. 10 Calculated based on regular employees, all of the above included part-time employees. 9 員工流失率百分比計算算式為：流失僱員人數÷（流失僱員人數+年終僱員人數）×100%。 10 基於正式員工計算以上均含兼職員工。 Note: The sum of the data may not add up to the total due to rounding. 附註： 由於約整，數據的總和可能不等於總數。

Environmental, Social and Governance Report
環境、社會及管治報告

Social Scope 社會範疇	Unit 單位	FY2025 2025財年
Occupational health and safety **職業健康與安全**		
Number of work-related fatalities (2023, 2024 and 2025) 因工死亡人數(2023年度、2024年度及2025年度)	number 人數	0
Rate of work-related fatalities occurred in each of the past three years including reporting year 過去三年(包括匯報年度)每年因工亡故的比率	percentage 百分比	0
Rate of work days lost due to work-related injuries[11] 因工傷損失工作日數比率[11]	/	18.58
Development and Training[12] **發展與培訓[12]**		
The percentage of employees trained by gender **按性別劃分的受訓僱員百分比**		
Female 女性	% %	100
Male 男性	% %	100
The percentage of employees trained by employee category **按僱員類別劃分的受訓僱員百分比**		
Restaurant management employees 餐廳管理員工	% %	100
Other restaurant employees 其他餐廳員工	% %	100
HQ and regional functional employees 總部及區域職能員工	% %	100
The average training hours completed per employee by gender **按性別劃分的每名僱員完成受訓的平均時數**		
Male 男性	hours 小時	38.18
Female 女性	hours 小時	40.92
The average training hours completed per employee by employee category **按僱員類別劃分的每名僱員完成受訓的平均時數**		
Restaurant management employees 餐廳管理員工	hours 小時	96.42
Other restaurant employees 其他餐廳員工	hours 小時	28.73
HQ and regional functional employees 總部及區域職能員工	hours 小時	10.23

11 The rate of work days lost due to work-related injuries = total working days lost ÷ total working hours × 200,000 working hours.

12 The percentage of trained employees in this category = The number of employees trained in this category ÷ The number of employees in this category by the end of the Year × 100%.

11 因工傷損失工作日數比率為:損失工時總天數÷總工作小時數 × 200,000工作小時。

12 該類別的員工受訓百分比 = 該類別的員工受訓人數 ÷ 該類別年終員工人數 × 100%。

210 特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 211 Environmental, Social and Governance Report 環境、社會及管治報告 附錄二：有關《環境、社會及管治報告 守則》內容索引 APPENDIX II: CONTENT INDEX OF ESG REPORTING CODE KPIs 指標內容 Relevant Chapters 相關章節 A. Environmental A. 環境範疇 A1: Emissions A1：排放物 General Disclosures 一般披露 Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to air and greenhouse gas emissions, discharges into water and land, and generation of hazardous and non-hazardous waste. 有關廢氣及溫室氣體排放、向水及土地的排污、 有害及無害廢物的產生等的：(a)政策；及(b)遵守 對發行人有重大影響的相關法律及規例的資料。 5. Green Operations: Promoting Environmental Protection and Low-Carbon Development 5. 綠色運營：推動環保低碳發 展 A1.1 The types of emissions and respective emissions data. 排放物種類及相關排放數據。 Appendix I: Summary of Sustainability Data 附錄一：可持續發展數據摘要 A1.3 Total hazardous waste produced and intensity. 所產生有害廢棄物總量及密度。 5.1 Green and Low-Carbon Operational Models Appendix I: Summary of Sustainability Data 5.1 綠色低碳經營模式 附錄一：可持續發展數據摘要 A1.4 Total non-hazardous waste produced and intensity. 所產生無害廢棄物總量及密度。 5.1 Green and Low-Carbon Operational Models Appendix I: Summary of Sustainability Data 5.1 綠色低碳經營模式 附錄一：可持續發展數據摘要 A1.5 Description of emissions target(s) set and steps taken to achieve them. 描述所訂立的排放量目標及為達到這些目標所採 取的步驟。 5.1 Green and Low-Carbon Operational Models 5.1 綠色低碳經營模式 A1.6 Description of how hazardous and non-hazardous wastes are handled, and a description of reduction target(s) set and steps taken to achieve them. 描述處理有害及無害廢棄物的方法，及描述所訂 立的減廢目標及為達到這些目標所採取的步驟。 5.1 Green and Low-Carbon Operational Models 5.1 綠色低碳經營模式

Environmental, Social and Governance Report
環境、社會及管治報告

KPIs 指標內容			Relevant Chapters 相關章節
A2: Use of Resources A2：資源使用	General Disclosures 一般披露	Policies on the efficient use of resources, including energy, water and other raw materials. 有效使用資源（包括能源、水及其他原材料）的政策。	5. Green Operations: Promoting Environmental Protection and Low-Carbon Development 5. 綠色運營：推動環保低碳發展
	A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total and intensity. 按類型劃分的直接及／或間接能源（如電、氣或油）總耗量及密度。	5.1 Green and Low-Carbon Operational Models Appendix I: Summary of Sustainability Data 5.1 綠色低碳經營模式 附錄一：可持續發展數據摘要
	A2.2	Water consumption in total and intensity. 總耗水量及密度。	5.1 Green and Low-Carbon Operational Models Appendix I: Summary of Sustainability Data 5.1 綠色低碳經營模式 附錄一：可持續發展數據摘要
	A2.3	Description of energy use efficiency target(s) set and steps taken to achieve them. 描述所訂立的能源使用效益目標及為達到這些目標所採取的步驟。	5.1 Green and Low-Carbon Operational Models Appendix I: Summary of Sustainability Data 5.1綠色低碳經營模式 附錄一：可持續發展數據摘要
	A2.4	Description of whether there is any issue in sourcing water that is fit for purpose, water efficiency target(s) set and steps taken to achieve them. 描述求取適用水源上可有任何問題，以及所訂立的用水效益目標及為達到這些目標所採取的步驟。	5.1 Green and Low-Carbon Operational Models Appendix I: Summary of Sustainability Data 5.1綠色低碳經營模式 附錄一：可持續發展數據摘要
	A2.5	Total packaging material used for finished products and with reference to per unit produced. 製成品所用包裝材料的總量及每生產單位佔量。	5.1 Green and Low-Carbon Operational Models Appendix I: Summary of Sustainability Data 5.1綠色低碳經營模式 附錄一：可持續發展數據摘要

212 特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 213 Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 A3: The Environment and Natural Resources A3：環境及天然 資源 General Disclosures 一般披露 Policies on minimising the issuer’s significant impacts on the environment and natural resources. 減低發行人對環境及天然資源造成重大影響的政 策。 5. Green Operations: Promoting Environmental Protection and Low-Carbon Development 5. 綠色運營：推動環保低碳發 展 A3.1 Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them. 描述業務活動對環境及天然資源的重大影響及已 採取管理有關影響的行動。 5.1 Green and Low-Carbon Operational Models 5.1 綠色低碳經營模式 KPIs 指標內容 B. Social Category B. 社會範疇 B1: Employment B1：僱傭 General Disclosures 一般披露 Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to compensation and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversity, anti-discrimination, and other benefits and welfare. 有關薪酬及解僱、招聘及晉升、工作時數、假 期、平等機會、多元化、反歧視以及其他待遇及 福利的：(a)政策；及(b)遵守對發行人有重大影響 的相關法律及規例的資料。 4. Nurturing Talent: Empowering Continuous Development of Elites 4. 植才育能：助力精英持續發 展 B1.1 Total workforce by gender, employment type, age group and geographical region. 按性別、僱傭類型、年齡組別及地區劃分的。 4.1 Adhering To Compliant Employment Appendix I: Summary of Sustainability Data 4.1 恪守僱傭合規 附錄一：可持續發展數據摘要 B1.2 Employee turnover rate by gender, age group and geographical region. 按性別、年齡組別及地區劃分的僱員流失比率。 4.1 Adhering To Compliant Employment Appendix I: Summary of Sustainability Data 4.1 恪守僱傭合規 附錄一：可持續發展數據摘要

Environmental, Social and Governance Report
環境、社會及管治報告

KPIs 指標內容			Relevant Chapters 相關章節
B2: Health and Safety B2：健康與安全	General Disclosures 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to providing a safe working environment and protecting employees from occupational hazards. 有關提供安全工作環境及保障僱員避免職業性危害的：(a)政策；及(b)遵守對發行人有重大影響的相關法律及規例的資料。	4.3 Occupational Safety Protection 4.3 職業安全保障
	B2.1	Number and rate of work-related fatalities occurred in each of the past three years including the reporting year. 過去三年（包括匯報年度）每年因工亡故的人數及比率。	4.3 Occupational Safety Protection Appendix I: Summary of Sustainability Data 4.3 職業安全保障 附錄一：可持續發展數據摘要
	B2.2	Lost days due to work injury. 因工傷損失工作日數。	4.3 Occupational Safety Protection Appendix I: Summary of Sustainability Data 4.3 職業安全保障 附錄一：可持續發展數據摘要
	B2.3	Description of occupational health and safety measures adopted, and how they are implemented and monitored. 描述所採納的職業健康與安全措施，以及相關執行及監察方法。	4.3 Occupational Safety Protection 4.3 職業安全保障
B3: Development and Training B3：發展及培訓	General Disclosures 一般披露	Policies on improving employees' knowledge and skills for discharging duties at work. Description of training activities. 有關提升僱員履行工作職責的知識及技能的政策。描述培訓活動。	4.2 Nurturing Career Growth 4.2 育才職涯成長
	B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management). 按性別及僱員類別（如高級管理層、中級管理層等）劃分的受訓僱員百分比。	4.2 Nurturing Career Growth 4.2 育才職涯成長
	B3.2	The average training hours completed per employee by gender and employee category. 按性別及僱員類別劃分，每名僱員完成受訓的平均時數。	4.2 Nurturing Career Growth Appendix I: Summary of Sustainability Data 4.2 育才職涯成長 附錄一：可持續發展數據摘要

214 特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 215 Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 B4: Labour Standards B4：勞工準則 General Disclosures 一般披露 Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to preventing child and forced labour. 有關防止童工或強制勞工的：(a)政策；及(b)遵守 對發行人有重大影響的相關法律及規例的資料。 4.1 Adhering To Compliant Employment 4.1 恪守僱傭合規 B4.1 Description of measures to review employment practices to avoid child and forced labour. 描述檢討招聘慣例的措施以避免童工及強制勞 工。 4.1 Adhering To Compliant Employment 4.1 恪守僱傭合規 B4.2 Description of steps taken to eliminate such practices when discovered. 描述在發現違規情況時消除有關情況所採取的步 驟。 4.1 Adhering To Compliant Employment 4.1 恪守僱傭合規 B5: Supply Chain Management B5：供應鏈管理 General Disclosures 一般披露 Policies on managing environmental and social risks of the supply chain. 管理供應鏈的環境及社會風險政策。 3.2 Sustainable Supply Chain 3.2 可持續供應鏈 B5.1 Number of suppliers by geographical region. 按地區劃分的供應商數目。 3.2 Sustainable Supply Chain 3.2 可持續供應鏈 B5.2 Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, and how they are implemented and monitored. 描述有關聘用供應商的慣例，向其執行有關慣例 的供應商數目、以及有關慣例的執行及監察方 法。 3.2 Sustainable Supply Chain 3.2 可持續供應鏈 B5.3 Description of practices used to identify environmental and social risks along the supply chain, and how they are implemented and monitored. 描述有關識別供應鏈每個環節的環境及社會風險 的慣例，以及相關執行及監察方法。 3.2 Sustainable Supply Chain 3.2 可持續供應鏈 B5.4 Description of practices used to promote environmentally preferable products and services when selecting suppliers, and how they are implemented and monitored. 描述在揀選供應商時促使多用環保產品及服務的 慣例，以及相關執行及監察方法。 3.2 Sustainable Supply Chain 3.2 可持續供應鏈

Environmental, Social and Governance Report
環境、社會及管治報告

KPIs 指標內容			Relevant Chapters 相關章節
B6: Product Responsibility B6：產品責任	General Disclosures 一般披露	Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to health and safety, advertising, labelling and privacy matters relating to products and services provided and methods of redress. 有關所提供產品和服務的健康與安全、廣告、標籤及私隱事宜以及補救方法的：(a)政策；及(b)遵守對發行人有重大影響的相關法律及規例的資料。	1. Priority on Leadership: Comprehensively Safeguarding Food Safety 2. Customer Orientation: Creating Excellent Dining Experience 1. 品質引領：全面守護食品安全 2. 顧客導向：打造卓越用餐體驗
	B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons. 已售或已運送產品總數中因安全與健康理由而須回收的百分比。	1.1 Building Food Safety Defenses 1.1築牢食安防線
	B6.2	Number of products and services related complaints received and how they are dealt with. 接獲關於產品及服務的投訴數目以及應對方法。	2.1 Safeguarding Customer Rights and Interests 2.1顧客權益護航
	B6.3	Description of practices relating to observing and protecting intellectual property rights. 描述與維護及保障知識產權有關的慣例。	1.2 Innovative and Diversified Menu Items 1.2餐品多元創新
	B6.4	Description of quality assurance process and recall procedures. 描述質量檢定過程及產品回收程序。	1.1 Building Food Safety Defenses 1.1築牢食安防線
	B6.5	Description of consumer data protection and privacy policies, and how they are implemented and monitored. 描述消費者數據保障及私隱政策，以及相關執行及監察方法。	2.1 Safeguarding Customer Rights and Interests 2.1顧客權益護航

216 特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 217 Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 B7: Anti-corruption B7：反貪腐 General Disclosures 一般披露 Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer relating to bribery, extortion, fraud and money laundering. 有關防止賄賂、勒索、欺詐及洗黑錢的：(a)政 策；及(b)遵守對發行人有重大影響的相關法律及 規例的資料。 3.1 Clean and Compliant Operations 3.1廉正合規經營 B7.1 Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the Reporting Period and the outcomes of the cases. 於匯報期內對發行人或其僱員提出並已審結的貪 污訴訟案件的數目及訴訟結果。 3.1 Clean and Compliant Operations 3.1廉正合規經營 B7.2 Description of preventive actions and reporting procedures and relevant implementation and supervision methods. 描述防範措施及舉報程序，以及相關執行及監察 方法。 3.1 Clean and Compliant Operations 3.1廉正合規經營 B7.3 Description of anti-corruption training provided to directors and employees. 描述向董事及員工提供的反貪污培訓。 3.1 Clean and Compliant Operations 3.1廉正合規經營 B8: Community Investment B8：社區投資 General Disclosures 一般披露 Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities’ interests. 有關以社區參與來了解營運所在社區需要和確保 其業務活動會考慮社區利益的政策。 6. Community Collaboration: Building Better Living Communities Together 6. 協同社區：共築美好生活圈 B8.1 Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport). 專注貢獻範疇（如教育、環境事宜、勞工需求、 健康、文化、體育）。 6. Community Collaboration: Building Better Living Communities Together 6. 協同社區：共築美好生活圈 B8.2 Resources contributed to the focus area. 在專注範疇所動用資源。 6. Community Collaboration: Building Better Living Communities Together 6. 協同社區：共築美好生活圈

218 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 Part D: Climate-related Disclosures D部分：氣候相關披露 (I) Governance (I) 管治 19. An issuer shall disclose information about: (a) the governance body(s) (which can include a board, committee or equivalent body charged with governance) or individual(s) responsible for oversight of climate-related risks and opportunities. Specifically, the issuer shall identify that body(s) or individual(s) and disclose information about: (i) how the body(s) or individual(s) determines whether appropriate skills and competencies are available or will be developed to oversee strategies designed to respond to climate-related risks and opportunities; (ii) how and how often the body(s) or individual(s) is informed about climate-related risks and opportunities; (iii) how the body(s) or individual(s) takes into account climate-related risks and opportunities when overseeing the issuer’s strategy, its decisions on major transactions, and its risk management processes and related policies, including whether the body(s) or individual(s) has considered trade-offs associated with those risks and opportunities; (iv) how the body(s) or individual(s) oversees the setting of, and monitors progress towards, targets related to climate-related risks and opportunities (see paragraphs 37 to 40), including whether and how related performance metrics are included in remuneration policies (see paragraph 35); and 發行人須披露有關以下方面的資料： (a) 負責監督氣候相關風險和機遇的治理機構（可 包括董事會、委員會或其他同等治理機構）或 個人的資訊。具體而言，發行人須指出有關 機構或個人及披露以下資訊： (i) 該機構或個人如何釐定當前或將來是否 有適當的技能和勝任能力來監督應對氣 候相關風險和機遇的策略； (ii) 該機構或個人獲悉氣候相關風險和機遇 的方式和頻率； (iii) 該機構或個人在監督發行人的策略、重 大交易決策和風險管理程序及相關政策 的過程中，如何考慮氣候相關風險和機 遇，包括該機構或個人是否有考慮與該 等氣候相關風險和機遇相關的權衡評估； (iv) 該機構或個人如何監督有關氣候相關風 險和機遇的目標制定並監察達標進度（見 第37段至第40段），包括是否將相關績效 指標納入薪酬政策以及如何納入（見第35 段）；及 Sustainable Development and Governance 5.2 Addressing Climate Change Together 可持續發展管治 5.2 攜手應對氣候變化

年度報告 2025 Annual Report 219 Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 (b) management’s role in the governance processes, controls and procedures used to monitor, manage and oversee climate-related risks and opportunities, including information about: (i) whether the role is delegated to a specific management-level position or management-level committee and how oversight is exercised over that position or committee; and (ii) whether management uses controls and procedures to support the oversight of climate-related risks and opportunities and, if so, how these controls and procedures are integrated with other internal functions. (b) 管理層在用以監察、管理及監督氣候相關風 險和機遇的管治流程、監控措施及程序中的 角色，包括以下資訊： (i) 該角色是否被委託給特定的管理層人員 或管理層委員會以及如何對該人員或委 員會進行監督；及 (ii) 管理層可有使用監控措施及程序協助監 督氣候相關風險和機遇；如有，這些監 控措施及程序如何與其他內部職能部門 進行整合。

220 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 (II) Strategy (II) 策略 20. Climate-related risks and opportunities An issuer shall disclose information to enable an understanding of climate-related risks and opportunities that could reasonably be expected to affect the issuer’s cash flows, its access to finance or cost of capital over the short, medium or long term. Specifically, the issuer shall: (a) describe climate-related risks and opportunities that could reasonably be expected to affect the issuer’s cash flows, its access to finance or cost of capital over the short, medium or long term; (b) explain, for each climate-related risk the issuer has identified, whether the issuer considers the risk to be a climate-related physical risk or climate-related transition risk; (c) specify, for each climate-related risk and opportunity the issuer has identified, over which time horizons – short, medium or long term – the effects of each climate-related risk and opportunity could reasonably be expected to occur; and (d) explain how the issuer defines ‘short term’, ‘medium term’ and ‘long term’ and how these definitions are linked to the planning horizons used by the issuer for strategic decision-making. 氣候相關風險和機遇 發行人須披露其資訊，以讓人理解其合理預期可 能在短期、中期或長期影響其現金流量、融資 渠道或資本成本的氣候相關風險和機遇。具體而 言，發行人須： (a) 描述合理預期可能在短期、中期或長期影響 發行人的現金流量、融資渠道或資本成本的 氣候相關風險和機遇； (b) 就發行人已識別的每項氣候相關風險，解釋 發行人是否認為該風險是與氣候相關物理風 險或與氣候相關轉型風險； (c) 就發行人已識別的每項氣候相關風險和機 遇，具體說明其合理預期可能影響發行人的 時間範圍（短期、中期或長期）；及 (d) 解釋發行人如何定義短期、中期及長期，以 及這些定義如何與其策略決定規劃範圍掛鈎。 5.2 Addressing Climate Change Together 5.2攜手應對氣候變化

年度報告 2025 Annual Report 221 Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 (II) Strategy (II) 策略 21. Business model and value chain An issuer shall disclose information that enables an understanding of the current and anticipated effects of climate-related risks and opportunities on the issuer’s business model and value chain. Specifically, the issuer shall disclose: (a) a description of the current and anticipated effects of climate-related risks and opportunities on the issuer’s business model and value chain; and (b) a description of where in the issuer’s business model and value chain climate-related risks and opportunities are concentrated (for example, geographical areas, facilities and types of assets). 業務模式和價值鏈 發行人須披露讓人了解氣候相關風險和機遇對其 業務模式和價值鏈的當前和預期影響的資訊。具 體而言，發行人須作如下披露： (a) 描述氣候相關風險和機遇對發行人的業務模 式和價值鏈的當前和預期影響；及 (b) 描述在發行人的業務模式和價值鏈中，氣候 相關風險和機遇集中的地方（例如，地理區 域、設施及資產類型）。 5.2 Addressing Climate Change Together Determining the scope of its value chain: We apply the Reasonable Information Relief, as we are unable to use all reasonable and supportable information that is available to us at the reporting date without undue cost or effort to determine the scope of our value chain. 5.2攜手應對氣候變化 確定價值鏈的範圍：我們採取 合理資料寬免，因為我們不能 夠在匯報日，無需付出不必要 成本或努力即可獲得的一切合 理且有依據的資料去確定其價 值鏈的範圍。 22. Strategy and decision-making An issuer shall disclose information that enables an understanding of the effects of climate-related risks and opportunities on its strategy and decision-making. Specifically, the issuer shall disclose: (a) information about how the issuer has responded to, and plans to respond to, climate-related risks and opportunities in its strategy and decision-making, including how the issuer plans to achieve any climate-related targets it has set and any targets it is required to meet by law or regulation. Specifically, the issuer shall disclose information about: 策略和決策 發行人須披露讓人了解氣候相關風險和機遇對其 策略和決策的影響的資訊。具體而言，發行人須 披露： (a) 有關發行人已經及將來計劃在其策略和決策 中如何應對氣候相關風險和機遇的資訊，包 括發行人計劃如何實現任何其所設定的氣候 相關目標，以及任何法律或法規要求達到的 目標。具體而言，發行人須披露以下資訊： 5.2 Addressing Climate Change Together The Group does not have a climate-related transition plan at present, but will explore the feasibility of implementation in the future. 5.2攜手應對氣候變化 本集團目前並未制定氣候轉型 計劃，但未來會探討實施的可 行性。

222 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 (II) Strategy (II) 策略 (i) current and anticipated changes to the issuer’s business model, including its resource allocation, to address climate-related risks and opportunities; (ii) current and anticipated adaptation and mitigation efforts (whether direct or indirect); (iii) any climate-related transition plan the issuer has (including information about key assumptions used in developing its transition plan, and dependencies on which the issuer’s transition plan relies), or an appropriate negative statement where the issuer does not have a climate-related transition plan; and (iv) how the issuer plans to achieve any climate-related targets (including any greenhouse gas emissions targets (if any)), described in accordance with paragraphs 37 to 40; and (b) information about how the issuer is resourcing, and plans to resource, the activities disclosed in accordance with paragraph 22(a). (i) 因應氣候相關風險和機遇而在當前及預 期將來對發行人業務模式（包括資源配 置）作出的變動； (ii) 已經或預期將進行的任何適應或減緩工 作（直接或間接）； (iii) 發行人任何與氣候相關轉型計劃（包括制 定轉型計劃時使用的主要假設的資訊， 以及該計劃所依賴的因素），或若發行人 並未有這樣的計劃，則作適當的否定聲 明； (iv) 發行人計劃如何實現第37至40段所述的 任何氣候相關目標（包括任何溫室氣體排 放目標（如有））；及 (b) 有關發行人當前及將來計劃如何為根據第 22(a)段披露的行動提供資源。 23. An issuer shall disclose information about the progress of plans disclosed in previous reporting periods in accordance with paragraph 22(a). 發行人須披露先前各匯報期內按照第22(a)段所披 露計劃的進度。 5.2 Addressing Climate Change Together 5.2攜手應對氣候變化

年度報告 2025 Annual Report 223 Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 (II) Strategy (II) 策略 24. Financial position, financial performance and cash flows Current financial effect An issuer shall disclose qualitative and quantitative information about: (a) how climate-related risks and opportunities have affected its financial position, financial performance and cash flows for the reporting period; and (b) the climate-related risks and opportunities identified in paragraph 24(a) for which there is a significant risk of a material adjustment within the next annual reporting period to the carrying amounts of assets and liabilities reported in the related financial statements. 財務狀況、財務表現及現金流量 當前財務影響 發行人須披露以下定性和量化資料： (a) 氣候相關風險和機遇如何影響發行人在匯報 期的財務狀況、財務表現及現金流量；及 (b) 當存在將導致下一匯報年度相關財務報表中 的資產和負債帳面價值發生重要調整的重大 風險時，關於第24(a)段中識別的氣候相關風 險和機遇的資訊。 5.2 Addressing Climate Change Together Financial effect relief - As the quantitative information about the current or anticipated financial effects of a climate-related risk or opportunity cannot be separately identifiable, and the level of measurement uncertainty involved in estimating those effects is so high, and the amount of the combined financial effects is expected to be too small, quantitative information about the current or anticipated financial effects of a climate-related risk or opportunity is not provided. 5.2攜手應對氣候變化 財務影響寬免—— 由於無法單獨識別氣候相關風 險或機遇的當前或預期財務影 響的量化資料，加上評估相關 影響的計量方式不確定性太 高，以及預計相關綜合財務影 響的金額太少，因此不提供氣 候相關風險或機遇的當前或預 期財務影響的量化資料。

224 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 (II) Strategy (II) 策略 25. Anticipated financial effect The issuer shall provide qualitative and quantitative disclosures about: (a) how the issuer expects its financial performance to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities, taking into consideration: (i) its investment and disposal plans; and (ii) its planned sources of funding to implement its strategy; and (b) how the issuer expects its financial performance and cash flows to change over the short, medium and long term, given its strategy to manage climate-related risks and opportunities. 預期財務影響 發行人須披露以下定性和量化資料： (a) 發行人經考慮其管理氣候相關風險和機遇的 策略後，並考慮到以下各項，預期其財務表 現在短期、中期及長期內將如何變化： (i) 其投資及處置計劃；及 (ii) 其為實施策略所需的資金的計劃資金來 源；及 (b) 基於發行人管理氣候相關風險和機遇的策 略，其預計其財務業績及現金流量在短期、 中期及長期的變化。 5.2 Addressing Climate Change Together Capabilities Relief – We used an approach that is informed by or commensurate with our available skills, capabilities and resources at a particular point in time in preparing disclosures on anticipated financial effects. 5.2 攜手應對氣候變化 能力寬免—我們已使用現有 技能、能力及資源，及與現有 技能、能力及資源相稱的方 法，來披露預期財務影響。 26. Climate resilience An issuer shall disclose information that enables an understanding of the resilience of the issuer ’s strategy and business model to climate-related changes, developments and uncertainties, taking into consideration the issuer ’s identified climate-related risks and opportunities. An issuer shall use climate-related scenario analysis to assess its climate resilience using an approach that is commensurate with an issuer ’s circumstances. In providing quantitative information, the issuer may disclose a single amount or a range. (a) the issuer ’s assessment of its climate resilience as at the reporting date; (b) how and when the climate-related scenario analysis was carried out. 氣候韌性 在考慮發行人已識別的氣候相關風險和機遇後， 發行人須披露資訊，使他人了解發行人的策略及 業務模式對氣候相關變化、發展或不確定性的韌 性。發行人須按與其情況相稱的做法，使用與氣 候相關的情景分析來評估其氣候韌性。提供量化 資訊時，發行人可披露單一數額或區間範圍。 (a) 發行人截至匯報日對其氣候韌性的評估 ; (b) 如何及何時進行氣候相關情景分析。 5.2 Addressing Climate Change Together Reasonable Information Relief – We applied reasonable information relief as we were not able to obtain, without undue cost or effort, all reasonable and supportable information available at the reporting date for climate scenario analysis. We will further identify and monitor climate-related risks, including enhancing climate-related scenario analysis methodologies, and develop appropriate mitigation plans for these risks in the future. 5.2 攜手應對氣候變化 合理資料寬免—我們採取合 理資料寬免，因為我們不能夠 在匯報日，無需付出不必要成 本或努力即可獲得的一切合理 且有依據的資料去進行氣候相 關情景分析。我們將進一步識 別和監督氣候相關風險，包括 加強氣候相關情景分析方法， 並在未來針對這些風險製定適 當的緩解計劃。

年度報告 2025 Annual Report 225 Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 (III) Risk Management (III) 風險管理 27. An issuer shall disclose information about: (a) the processes and related policies it uses to identify, assess, prioritise and monitor climate-related risks, including information about: (i) the inputs and parameters the issuer uses (for example, information about data sources and the scope of operations covered in the processes); (ii) whether and how the issuer uses climate-related scenario analysis to inform its identification of climate-related risks; (iii) how the issuer assesses the nature, likelihood and magnitude of the effects of those risks (for example, whether the issuer considers qualitative factors, quantitative thresholds or other criteria); (iv) whether and how the issuer prioritises climate-related risks relative to other types of risks; (v) how the issuer monitors climate-related risks; and (vi) whether and how the issuer has changed the processes it uses compared with the previous reporting period; 發行人須披露以下資訊： (a) 發行人用於識別、評估氣候相關風險，以及 釐定當中輕重緩急並保持監察的流程及相關 政策，包括有關以下方面的資訊； (i) 發行人使用的輸入資料及參數（例如資料 來源及程序所涵蓋的業務範圍）； (ii) 發行人可有及如何使用氣候相關情景分 析來識別氣候相關風險； (iii) 發行人如何評估有關風險的影響的性 質、可能性及程度（例如發行人可有考慮 定性因素、量化門檻或其他所用標準）； (iv) 發行人可有及如何就氣候相關風險相對 於其他類型風險的優次排列； (v) 發行人如何監察其氣候相關風險；及 (vi) 與上一個匯報期相比，發行人可有及如 何改變其使用的流程； 5.2 Addressing Climate Change Together 5.2攜手應對氣候變化

226 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 (b) the processes the issuer uses to identify, assess, prioritise and monitor climate-related opportunities (including information about whether and how the issuer uses climate-related scenario analysis to inform its identification of climate-related opportunities); and (c) the extent to which, and how, the processes for identifying, assessing, prioritising and monitoring climate-related risks and opportunities are integrated into and inform the issuer’s overall risk management process. (b) 發行人用於識別、評估氣候相關機遇，以及 釐定當中輕重緩急並保持監察的流程（包括發 行人可有及如何使用氣候相關情景分析來確 定氣候相關機遇的資訊）；及 (c) 氣候相關風險和機遇的識別、評估、優次排 列和監察流程，是如何融入發行人的整體風 險管理流程，以及融入的程度如何。

年度報告 2025 Annual Report 227 Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 (IV) Metrics and Targets (IV) 指標及目標 28. Greenhouse gas emissions An issuer shall disclose its absolute gross greenhouse gas emissions generated during the reporting period, expressed as metric tons of CO 2 equivalent, classified as: (a) Scope 1 greenhouse gas emissions; (b) Scope 2 greenhouse gas emissions; and (c) Scope 3 greenhouse gas emissions. 溫室氣體排放 發行人須披露匯報期內的溫室氣體絕對總排放量 （以公噸二氧化碳當量表示），並分為： (a) 範圍1溫室氣體排放； (b) 範圍2溫室氣體排放；及 (c) 範圍3溫室氣體排放。 5.2 Addressing Climate Change Together Appendix I: Summary of Sustainability Data Measurement Approach, Inputs and Assumptions for Scope 3 Greenhouse Gas Emissions: We have applied the reasonable information relief, as we were unable to obtain all reasonable and supportable information available at the reporting date without undue cost or effort when selecting the measurement approach, inputs and assumptions used to measure our Scope 3 greenhouse gas emissions. However, we have continuously disclosed Scope 1 and Scope 2 greenhouse gas emissions in our ESG reports over the years. Currently, we have initiated preliminary data collection with relevant departments to identify Scope 3 categories that are material to the Group’s business, and are actively establishing methodologies and processes for calculation and regular data collection for future disclosure. 5.2攜手應對氣候變化 附錄一：可持續發展數據摘要 範圍三溫室氣體排放的計算方 法、輸入資料及假設：我們已 採用合理資料寬免，因為在選 取用於計算範圍三溫室氣體排 放的計算方法、輸入資料及假 設時，我們無法在不付出不必 要的成本或努力的情況下，取 得於報告日期可取得的一切合 理且有依據的資料。但我們持 續於歷年ESG報告披露溫室氣 體範圍一及二的排放量，目前 更已與涉及的相關部門初步開 展資料收集工作，以識別對本 集團業務而言重大的範圍3範 疇，並積極建立計算及定期數 據收集的方法和流程，以便日 後披露。

228 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 (IV) Metrics and Targets (IV) 指標及目標 29. An issuer shall: (a) measure its greenhouse gas emissions in accordance with the Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard (2004) unless required by a jurisdictional authority or another exchange on which the issuer is listed to use a different method for measuring greenhouse gas emissions; (b) disclose the approach it uses to measure its greenhouse gas emissions including: (i) the measurement approach, inputs and assumptions the issuer uses to measure its greenhouse gas emissions; (ii) the reason why the issuer has chosen the measurement approach, inputs and assumptions it uses to measure its greenhouse gas emissions; and (iii) any changes the issuer made to the measurement approach, inputs and assumptions during the reporting period and the reasons for those changes; 發行人須： (a) 除非管轄機關或發行人上市之另一交易所另 有要求，否則發行人須根據《溫室氣體核算體 系：企業核算與報告標準（2004年）》計量其 溫室氣體排放； (b) 披露其用於計量溫室氣體排放的方法，包 括： (i) 發行人用於計量其溫室氣體排放的計量 方法、輸入資料及假設； (ii) 發行人為何選擇該計量方法、輸入資料 及假設計量溫室氣體排放；及 (iii) 發行人在匯報期對計量方法、輸入資料 及假設進行的任何變更以及變更原因； 5.2 Addressing Climate Change Together Appendix I: Summary of Sustainability Data Measurement Approach, Inputs and Assumptions for Scope 3 Greenhouse Gas Emissions: We have applied the reasonable information relief, as we were unable to obtain all reasonable and supportable information available at the reporting date without undue cost or effort when selecting the measurement approach, inputs and assumptions used to measure our Scope 3 greenhouse gas emissions. 5.2攜手應對氣候變化 附錄一：可持續發展數據摘要 範圍三溫室氣體排放的計算方 法、輸入資料及假設：我們已 採用合理資料寬免，因為在選 取用於計算範圍三溫室氣體排 放的計算方法、輸入資料及假 設時，我們無法在不付出不必 要的成本或努力的情況下，取 得於報告日期可取得的一切合 理且有依據的資料。

年度報告 2025 Annual Report 229 Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 (IV) Metrics and Targets (IV) 指標及目標 (c) for Scope 2 greenhouse gas emissions disclosed in accordance with paragraph 28(b), disclose its location-based Scope 2 greenhouse gas emissions, and provide information about any contractual instruments that is necessary to enable an understanding of the issuer’s Scope 2 greenhouse gas emissions; and (d) for Scope 3 greenhouse gas emissions disclosed in accordance with paragraph 28(c), disclose the categories included within the issuer’s measure of Scope 3 greenhouse gas emissions, in accordance with the Scope 3 categories described in the Greenhouse Gas Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard (2011). (c) 就根據第28(b)段披露的範圍2溫室氣體排 放，披露其以地域為基準的範圍2溫室氣體排 放，並提供有助於了解該排放的任何所需合 約文書的資訊；及 (d) 就根據第28(c)段披露的範圍3溫室氣體排 放，根據《溫室氣體核算體系：企業價值鏈 （範圍3）核算與報告標準（2011年）》所述的 範圍3類別披露發行人計量範圍3溫室氣體排 放中包含的類別。 30. Climate-related transition risks An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate-related transition risks. 氣候相關轉型風險 發行人須披露容易受氣候相關轉型風險影響的資 產或業務活動的金額及百分比。 We will enhance the methodologies and processes for assessing the financial effects of climate-related risks and opportunities in future reports. Calculation of Metrics (particularly cross-industry metric categories): We have applied the reasonable information relief, as we were unable to obtain all reasonable and supportable information available at the reporting date without undue cost or effort. 我們將在未來的報告中加強評 估氣候相關風險和機遇的財務 影響的方法和流程。關於指 標計算（特別是跨行業指標類 別）：我們已採用合理資料寬 免，因為我們無法在不付出不 必要成本或努力的情況下，取 得於報告日期可取得的一切合 理且有依據的資料。 31. Climate-related physical risks An issuer shall disclose the amount and percentage of assets or business activities vulnerable to climate-related physical risks. 氣候相關物理風險 發行人須披露容易受氣候相關物理風險影響的資 產或業務活動的金額及百分比。

230 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 (IV) Metrics and Targets (IV) 指標及目標 32. Climate-related opportunities An issuer shall disclose the amount and percentage of assets or business activities aligned with climate-related opportunities. 氣候相關機遇 發行人須披露涉及氣候相關機遇的資產或業務活 動的金額及百分比。 We will enhance the methodologies and processes for assessing the financial effects of climate-related risks and opportunities in future reports. Calculation of Metrics (particularly cross-industry metric categories): We have applied the reasonable information relief, as we were unable to obtain all reasonable and supportable information available at the reporting date without undue cost or effort. 我們將在未來的報告中加強評 估氣候相關風險和機遇的財務 影響的方法和流程。關於指 標計算（特別是跨行業指標類 別）：我們已採用合理資料寬 免，因為我們無法在不付出不 必要成本或努力的情況下，取 得於報告日期可取得的一切合 理且有依據的資料。 33. Capital deployment An issuer shall disclose the amount of capital expenditure, financing or investment deployed towards climate-related risks and opportunities. 資本運用 發行人須披露用於氣候相關風險和機遇的資本開 支、融資或投資的金額。 The Group has identified climate-related risks and will further identify relevant data to optimize disclosure. 本集團已識別氣候相關風險， 將進一步識別相關數據優化披 露。 34. Internal carbon prices An issuer shall disclose: (a) an explanation of whether and how the issuer is applying a carbon price in decision-making (for example, investment decisions, transfer pricing, and scenario analysis); and (b) the price of each metric tonne of greenhouse gas emissions the issuer uses to assess the costs of its greenhouse gas emissions; or an appropriate negative statement that the issuer does not apply a carbon price in decision-making. 內部碳定價 發行人須披露如下： (a) 闡釋發行人可有及如何在決策中應用碳定價 （例如投資決策、轉移定價及情景分析）；及 (b) 發行人用於評估其溫室氣體排放成本的每公 噸溫室氣體排放量定價； 或適當的否定聲明，確認發行人沒有在決策中應 用碳定價。 The Group does not apply an internal carbon price in decision-making at present, but will explore the feasibility of implementation in the future. 本集團目前並未在決策中採用 內部碳定價，但未來會探討實 施的可行性。

年度報告 2025 Annual Report 231 Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 (IV) Metrics and Targets (IV) 指標及目標 35. Remuneration An issuer shall disclose whether and how climate-related considerations are factored into remuneration policy, or an appropriate negative statement. This may form part of the disclosure under paragraph 19(a)(iv). 薪酬 發行人須披露氣候相關考慮因素可有及如何納入 薪酬政策，或提供適當的否定聲明。這可能構成 根據第19(a)(iv)段作出的披露的一部分。 We do not currently factor climate-related considerations into the remuneration for senior management, and will explore the possibility of adoption in the future. 我們目前尚未將與氣候相關因 素納入高級管理人員薪酬，並 將在未來探索採用的可能性。 36. Industry-based metrics An issuer is encouraged to disclose industry-based metrics that are associated with one or more particular business models, activities or other common features that characterise participation in an industry. In determining the industry-based metrics that the issuer discloses, an issuer is encouraged to refer to and consider the applicability of the industry-based metrics associated with disclosure topics described in the IFRS S2 Industry-based Guidance on implementing Climate-related Disclosures and other industry-based disclosure requirements prescribed under other international ESG reporting frameworks.。 行業指標 本交易所鼓勵發行人披露與一項或多項特定的業 務模式和活動有關的行業指標，或與參與有關行 業常見特徵有關的行業指標。在決定披露哪些行 業指標時，本交易所鼓勵發行人參考《〈國際財務 報告可持續披露準則S2號〉行業披露指南》和其 他國際環境、社會及管治報告框架規定的行業披 露要求所述的與披露主題相關的行業指標，並考 慮其是否適用。 We do not disclose any industry-based metrics at present, but will explore the feasibility in the future. 我們目前並未披露任何行業指 標，但未來會探討其可行性。

232 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 (IV) Metrics and Targets (IV) 指標及目標 37. Climate-related targets An issuer shall disclose (a) the qualitative and quantitative climate-related targets the issuer has set to monitor progress towards achieving its strategic goals; and (b) any targets the issuer is required to meet by law or regulation, including any greenhouse gas emissions targets. For each target, the issuer shall disclose: (a) the metric used to set the target; (b) the objective of the target (for example, mitigation, adaptation or conformance with science-based initiatives); (c) the part of the issuer to which the target applies (for example, whether the target applies to the issuer in its entirety or only a part of the issuer, such as a specific business unit or geographic region); (d) the period over which the target applies; (e) the base period from which progress is measured; (f) milestones or interim targets (if any); (g) if the target is quantitative, whether the target is an absolute target or an intensity target; and (h) how the latest international agreement on climate change, including jurisdictional commitments that arise from that agreement, has informed the target. 氣候相關目標 發行人須披露(a)其為監察實現其策略目標的進展 而設定的與氣候相關的定性及量化目標；及(b)法 律或法規要求發行人達到的任何目標，包括任何 溫室氣體排放目標。發行人須就每個目標逐一披 露： (a) 用以設定目標的指標； (b) 目標的目的（例如減緩、適應或以科學為基礎 的舉措）； (c) 目標的適用範圍（例如目標是適用於發行人整 個集團還是部分（如僅適用於某個業務單位或 地理區域））； (d) 目標的適用期間； (e) 衡量進度的基準期間； (f) 階段性目標或中期目標（如有）； (g) 如屬量化目標，其屬絕對目標還是強度目 標；及 (h) 最新氣候變化國際協議（包括該協議產生的司 法承諾）如何幫助發行人設定目標。 5.1 Green and Low-carbon Operational Models As global environmental practices and data management continue to be optimized, environmental data is trending towards stability. We will continue to monitor data changes and set quantitative targets at the appropriate time. 5.1綠色低碳經營模式 隨着全球環保實踐和數據管理 持續優化，環境數據正趨於穩 定。我們將持續監測數據變 化，適時設立量化目標。

年度報告 2025 Annual Report 233 Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 (IV) Metrics and Targets (IV) 指標及目標 38. An issuer shall disclose information about its approach to setting and reviewing each target, and how it monitors progress against each target, including: (a) whether the target and the methodology for setting the target has been validated by a third party; (b) the issuer’s processes for reviewing the target; (c) the metrics used to monitor progress towards reaching the target; and (d) any revisions to the target and an explanation for those revisions. 發行人須披露其設定及審核每項目標的方法，以 及其如何監察達標進度，包括： (a) 目標本身及設定目標的方法是否經第三方驗 證； (b) 發行人審核目標的程序； (c) 用於監察達標進度的指標；及 (d) 任何修訂目標的內容及原因。 Sustainable Development and Governance 5.1 Green and Low-carbon Operational Models The target setting has not been validated by a third party at present. We will consider setting quantitative targets and seeking third-party validation in the coming years. 可持續發展管治 5.1綠色低碳經營模式 目前目標設定未經第三方驗 證。我們將考慮在未來幾年設 立量化目標並尋求第三方驗 證。 39. An issuer shall disclose information about its performance against each climate-related target and an analysis of trends or changes in the issuer’s performance. 發行人須披露有關每項氣候相關目標的績效的資 訊以及對發行人績效的趨勢或變化分析。 5.1 Green and Low-carbon Operational Models 5.1綠色低碳經營模式 40. For each greenhouse gas emissions target disclosed in accordance with paragraphs 37 to 39, an issuer shall disclose: (a) which greenhouse gases are covered by the target; (b) whether Scope 1, Scope 2 or Scope 3 greenhouse gas emissions are covered by the target; (c) whether the target is a gross greenhouse gas emissions target or a net greenhouse gas emissions target. If the issuer discloses a net greenhouse gas emissions target, the issuer is also required to separately disclose its associated gross greenhouse gas emissions target; 就按第37至39段披露的每一項溫室氣體排放目 標，發行人須披露： (a) 目標涵蓋哪些溫室氣體； (b) 目標是否涵蓋範圍1、範圍2或範圍3溫室氣 體排放； (c) 此目標是溫室氣體排放總量目標還是溫室氣 體排放淨額目標。如為溫室氣體排放淨額目 標，發行人須另外披露相關的溫室氣體排放 總量目標； 5.1 Green and Low-carbon Operational Models Appendix I: Summary of Sustainability Data • The Group’s targets have not been derived using a sectoral decarbonisation approach for the time being. • The Group will further study the applicability of carbon credits. More information will be disclosed in future reports. 5.1綠色低碳經營模式 附錄一：可持續發展數據摘要 • 本集團的目標暫未採用行 業脫碳方法。 • 本集團將進一步研究碳信 用額的適用性。更多資訊 將在未來的報告中公開。

234 特海國際控股有限公司 Super Hi International Holding Ltd. Environmental, Social and Governance Report 環境、社會及管治報告 KPIs 指標內容 Relevant Chapters 相關章節 (IV) Metrics and Targets (IV) 指標及目標 (d) whether the target was derived using a sectoral decarbonisation approach; and (e) the issuer’s planned use of carbon credits to offset greenhouse gas emissions to achieve any net greenhouse gas emissions target. In explaining its planned use of carbon credits, the issuer shall disclose: (i) the extent to which, and how, achieving any net greenhouse gas emissions target relies on the use of carbon credits; (ii) which third-party scheme(s) will verify or certify the carbon credits; (iii) the type of carbon credit, including whether the underlying offset will be nature-based or based on technological carbon removals, and whether the underlying offset is achieved through carbon reduction or removal; and (iv) any other factors necessary to enable an understanding of the credibility and integrity of the carbon credits the issuer plans to use (for example, assumptions regarding the permanence of the carbon offset). (d) 目標是否是採用行業脫碳方法得出的；及 (e) 發行人計劃使用碳信用抵銷溫室氣體排放以 實現任何溫室氣體排放淨額目標。關於使用 碳信用的計劃，發行人須披露： (i) 依賴使用碳信用以實現任何溫室氣體排 放淨額目標的程度及方式； (ii) 該碳信用將由哪些第三方計劃驗證或認 證； (iii) 碳信用的類型，包括相關抵消是否是基 於自然還是基於科技的碳消除，以及相 關抵消是通過減碳還是碳消除實現；及 (iv) 為讓人了解發行人計劃使用的碳信用的 可信度和完整性所必需的任何其他重要 因素（例如，對碳抵消效果的假設）。 41. Applicability of cross-industry metrics and industry-based metrics In preparing disclosures to meet the requirements in paragraphs 21 to 26 and 37 to 38, an issuer shall refer to and consider the applicability of cross-industry metrics (see paragraphs 28 to 35) and (ii) industry-based metrics (see paragraph 36). 跨行業指標及行業指標的適用性 在編製披露內容以符合第21至26及37至38段的 規定時，發行人須參考(i)跨行業指標（見第28至 35段）及(ii)行業指標（見第36段）並考慮其是否適 用。 We do not disclose any cross-industry metrics and industry-based metrics at present, but will explore the feasibility in the future. 我們目前並未披露任何跨行業 指標及行業指標，但未來會探 討其可行性。

年度報告 2025 Annual Report 235 Independent Auditor’s Report 獨立核數師報告 TO THE SHAREHOLDERS OF SUPER HI INTERNATIONAL HOLDING LTD. (Incorporated in the Cayman Islands with limited liability) REPORT ON THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS OPINION We have audited the consolidated financial statements of Super Hi International Holding Ltd. （“the Company”）and its subsidiaries (collectively referred to as the “Group”）set out on pages 242 to 348, which comprise the consolidated statement of financial position as at December 31, 2025, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policies and other explanatory information. In our opinion, the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2025, and of its consolidated financial performance, consolidated changes in equity and consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance. BASIS FOR OPINION We conducted our audit in accordance with International Standards on Auditing（“ISAs”）. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards)（“IESBA Code”）as applicable to audits of financial statement of public interest entities, and we have also fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. 致特海国际控股有限公司列位股東 （於開曼群島註冊成立的有限公司） 就審計綜合財務報表出具的報告 意見 我們已審計第242至348頁所載的特海国 际控股有限公司（「貴公司」）及其附屬公 司（統稱為「貴集團」）的綜合財務報表， 其中包括於2025年12月31日的綜合財務 狀況表、截至該日止年度的綜合損益及 其他全面收益表、綜合權益變動表及綜 合現金流量表以及綜合財務報表附註（包 括重要會計政策及其他解釋資料）。 我們認為，隨附綜合財務報表已根據國 際會計準則委員會（「國際會計準則委員 會」）頒佈的國際財務報告準則會計準 則，對貴集團於2025年12月31日的綜合 財務狀況及截至該日止年度的綜合財務 表現、綜合權益變動及綜合現金流量作 出真實公平的評估，並已遵照《香港公司 條例》的披露規定妥為編製。 意見的基礎 我們已根據國際審計準則（「國際審計準 則」）進行審計。我們在該等準則下的責 任在我們的報告「核數師就審計綜合財務 報表須承擔的責任」一節作出進一步闡 述。根據國際會計師道德準則委員會的 國際專業會計師道德守則（包括國際獨 立準則）（「國際會計師道德準則委員會守 則」）中有關公眾利益實體財務報表審計 的適用規定，我們獨立於貴集團，且我 們亦已根據國際會計師道德準則委員會 守則履行其他道德責任。我們相信，我 們所獲得的審計憑證屬充分及恰當，可 為我們的意見提供基礎。

236 特海國際控股有限公司 Super Hi International Holding Ltd. Independent Auditor’s Report 獨立核數師報告 關鍵審計事項 關鍵審計事項是我們根據專業判斷，認 為對本年度綜合財務報表的審計最為重 要的事項。該等事項在我們審計整體綜 合財務報表及出具意見時進行處理。我 們不會對該等事項提供單獨的意見。 KEY AUDIT MATTERS Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion of these matters. Key audit matter 關鍵審計事項 Impairment of property, plant and equipment and right-of-use assets in restaurants As disclosed in Notes 15 and 16 to the consolidated financial statements of the Group, the management of the Group has conducted impairment assessment by estimating the recoverable amounts of property, plant and equipment and right-of-use assets for restaurants (each restaurant of the Group is identified as a cash generating unit) with impairment indications as at December 31, 2025. Net impairment loss for property, plant and equipment amounted to USD1,236,000 and net impairment loss for right-of-use assets amounted to USD766,000 have been recognized during the year. The recoverable amount of each cash generating unit is mainly determined by management based on the value-in-use calculation of each restaurant with indications of impairment identified. The value-in-use model involves significant management estimation and judgement, in particular in determining certain key assumptions adopted in the cash flow forecasts. We identified the impairment of property, plant and equipment and right-of-use assets in restaurants as a key audit matter because of the significance of the balances on the consolidated statement of financial position at December 31, 2025 and the significant degree of estimation and judgement made by the management in determining the recoverable amounts of property, plant and equipment and right-of-use assets. 餐廳的物業、廠房及設備以及使用權資 產減值 如貴集團綜合財務報表附註15及16所披 露，於2025年12月31日，貴集團管理層 已通過估計有減值跡象的餐廳（貴集團各 餐廳被視為現金產生單位）的物業、廠房 及設備以及使用權資產之可收回金額進 行減值評估。本年度已確認的物業、廠 房及設備的減值虧損淨值及使用權資產 的減值虧損淨值分別為1,236,000美元及 766,000美元。 各現金產生單位的可收回金額主要由管 理層根據已識別存在減值跡象的各餐廳 的使用價值計算予以釐定。使用價值模 型涉及管理層所作的重大估計及判斷， 特別是在釐定現金流量預測所採納的若 干主要假設時。 由於結餘對於2025年12月31日之綜合財 務狀況表有重要性及管理層所作估計及 判斷於釐定物業、廠房及設備以及使用 權資產可收回金額的重大影響，我們將 餐廳物業、廠房及設備以及使用權資產 減值識別為關鍵審計事項。

年度報告 2025 Annual Report 237 Independent Auditor’s Report 獨立核數師報告 How the matter was addressed in the audit 如何在審計中處理該等事項 For property, plant and equipment and right-of-use assets with impairment or reversal of impairment indication, we have performed the following procedures: • Assessed management’s assessment and determination of CGUs and indications for impairment and impairment reversal for property, plant and equipment and right-of-use assets; • Obtained an understanding of the process, assessed the design and implementation of the controls relevant to our audit in relation to verification and authorization of inputs to the value-in-use calculation of property, plant and equipment and right-of-use assets; • Performed risk assessment on management forecasts and for selected models, performed the following test: i. Assessed the key assumptions including EBITDA margin, revenue growth, discount rates used by the management in the value-in-use calculation to historical performance, and the performance of the Group’s other restaurants in the same region; ii. Checked on the arithmetic accuracy of value-in-use calculation of property, plant and equipment and right-of-use assets; iii. Performed retrospective review of management forecast for the year end December 31, 2025 by comparing the actual results with management forecast, discussed and obtained from management explanation for any significant variances identified; iv. Performed prospective review, including actual results subsequent to year end to date of report, and discussed and obtained from management explanation for any unusual trend or variances identified in 2026 forecast; v. Assessed the management’s sensitivity analysis. • Involved internal specialist team to review the reasonableness of discount rates used in the value-in-use calculation, where appropriate. • Evaluated the competence, capabilities, qualifications and independence of the specialist, determined whether there are any matters which may affect the objectivity of the specialist of their scope of work. Based on our procedures, we noted management’s key assumptions to be within a reasonable range of our expectations. 就出現減值或減值撥回跡象的物業、廠 房及設備以及使用權資產，我們已執行 以下程序： • 評估管理層對物業、廠房及設備以 及使用權資產的現金產生單位的評 估及釐定，以及減值及減值撥回跡 象； • 了解與審計有關的流程並評估控制 措施的設計與實施，包括對餐廳的 物業、廠房及設備以及使用權資產 的使用價值計算的輸入值進行驗證 及審批； • 對管理層預測進行風險評估，並對 所選模型執行以下測試： i. 評估主要假設，包括EBITDA 利潤率、收入增長、管理層在 計算使用價值時就過往表現使 用的貼現率，以及同一地區貴 集團其他餐廳的表現； ii. 檢查物業、廠房及設備以及使 用權資產的使用價值計算的算 術準確性； iii. 對截至2025年12月31日止年 度的管理層預測進行回顧性的 審查，將實際結果與管理層所 作的業績預測相比較，與管理 層探討並了解任何重大差異產 生的原因； iv. 對年末後至報告日期的實際業 績等進行回顧性的審查，將實 際結果與2026年的業績預測 相比較，與管理層討論並了解 任何異常趨勢或差異產生的原 因； v. 評估管理層所作的敏感度分 析。 • 請內部專家團隊審查計算使用價值 所用貼現率的合理性（倘適用）。 • 評價專家的勝任能力、專業能力、 資格及獨立性，釐定是否存在任何 可能影響專家工作範圍客觀性的事 項。 基於我們的程序，我們認為管理層所作 的關鍵假設在我們預期的合理範圍內。

238 特海國際控股有限公司 Super Hi International Holding Ltd. Independent Auditor’s Report 獨立核數師報告 綜合財務報表及其核數師報告以外的資 料 貴公司董事須對其他資料負責。其他資 料包括刊載於年報內的資料，但不包括 綜合財務報表及我們的核數師報告。 我們對綜合財務報表的意見並無涵蓋其 他資料，且我們亦不會就此發表任何形 式的鑒證結論。 就我們審計綜合財務報表而言，我們的 責任是閱讀其他資料，並於閱讀過程 中考慮其他資料是否與綜合財務報表或 我們在審計過程中獲悉的資料存在重大 抵觸或在其他方面似乎存在重大錯誤陳 述。基於我們已進行的工作，如果我們 的結論是其他資料存在重大錯誤陳述， 我們須報告該事實。就此而言，並無任 何事項須我們作出報告。 董事及治理層就綜合財務報表須承擔的 責任 貴公司董事負責根據國際會計準則委員 會頒佈的國際財務報告準則會計準則及 《香港公司條例》的披露要求編製真實公 平的綜合財務報表，並對其認為為使綜 合財務報表的編製不存在由於欺詐或錯 誤而導致的重大錯誤陳述所需的內部控 制負責。 在編製綜合財務報表時，董事負責評 估貴集團持續經營的能力，在適用情況 下披露與持續經營有關的事項並使用持 續經營會計基礎，除非董事有意將貴集 團清盤或停止經營，或別無其他實際的 替代方案。 治理層負責監督貴集團的財務報告過程。 INFORMATION OTHER THAN THE CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS’ REPORT THEREON The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS Accounting Standards as issued by IASB and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Group’s financial reporting process.

年度報告 2025 Annual Report 239 Independent Auditor’s Report 獨立核數師報告 核數師就審計綜合財務報表須承擔的責 任 我們的目標是就綜合財務報表整體而言 是否不存在由於欺詐或錯誤而導致的重 大錯誤陳述取得合理憑證，並按照我們 協定的委聘條款僅向閣下（作為整體）出 具載有我們意見的核數師報告，且報告 不可用作其他用途。我們並不就本報告 之內容對任何其他人士負責或承擔任何 責任。合理憑證是高層次的保證，但不 能保證按照國際審計準則進行的審計總 能發現存在的重大錯誤陳述。錯誤陳述 可以由欺詐或錯誤產生，如果合理預期 錯誤陳述單獨或匯總起來可能影響財務 報表使用者依據財務報表作出的經濟決 策，則該錯誤陳述可被視作重大。 在根據國際審計準則進行審計的過程 中，我們運用了專業判斷，並保持專業 懷疑態度。我們亦： • 識別及評估由於欺詐或錯誤而導致 綜合財務報表存在重大錯誤陳述的 風險，設計及執行審計程序以應對 該等風險，以及獲取充足和適當的 審計憑證，以為我們的意見提供基 礎。由於欺詐可能涉及串謀、偽 造、蓄意遺漏、虛假陳述，或淩駕 內部控制的情況，因此未能發現因 欺詐而導致的重大錯誤陳述的風險 高於未能發現因錯誤而導致的重大 錯誤陳述的風險。 • 了解與審計相關的內部控制，以設 計適當的審計程序，但並非旨在 對貴集團內部控制的有效性發表意 見。 • 評估董事所採用會計政策的恰當性 及作出會計估計和相關披露的合理 性。 AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

240 特海國際控股有限公司 Super Hi International Holding Ltd. Independent Auditor’s Report 獨立核數師報告 • 對董事採用持續經營會計基礎的恰 當性作出結論，並根據所獲取的審 計憑證，判斷可能影響貴集團的持 續經營能力的事項或情況是否存在 重大不確定性。如果我們認為存在 重大不確定性，則有必要在核數師 報告中提請財務報表使用者注意財 務報表中的相關披露。若有關披露 不足，則應當修訂我們的意見。我 們的結論乃基於直至核數師報告日 期所取得的審計憑證得出。然而， 未來事項或情況可能導致貴集團不 能持續經營。 • 評估財務報表的整體呈報方式、結 構和內容，包括披露資料，以及財 務報表是否公平反映相關交易和事 項。 • 規劃及進行集團審計以就貴集團內 實體或業務單位的財務資料獲取充 足及適當的審計憑證，以便對集團 綜合財務報表發表意見。我們負 責貴集團審計的方向、監督和對所 執行審計工作的審查。我們為審計 意見承擔全部責任。 我們與治理層就（其中包括）計劃的審計 範圍、時間安排、重大審計發現等進行 溝通，該等發現包括我們在審計中識別 出的內部控制的任何重大缺陷。 我們亦向治理層作出聲明，指出我們已 符合有關獨立性的相關道德要求，並與 彼等溝通可能合理地被認為會影響我們 獨立性的所有關係和其他事項，以及（如 適用）為消除威脅採取的行動或採用的防 範措施。 • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the Group consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the Group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

年度報告 2025 Annual Report 241 Independent Auditor’s Report 獨立核數師報告 從與治理層溝通的事項中，我們確定對 本期間綜合財務報表的審計至關重要的 事項，因而構成關鍵審計事項。我們在 核數師報告中描述此等事項，除非法律 或法規不允許公開披露事項，或在極端 罕見的情況下，如果合理預期在我們報 告中溝通某事項造成的負面後果超過產 生的公眾利益，則我們決定不應在報告 中溝通該事項。 出具本獨立核數師報告的審計項目合夥 人是Lai San Kong女士。 執業會計師及特許會計師 新加坡 2026年3月31日 From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in this independent auditor’s report is Ms. Lai San Kong. Public Accountants and Chartered Accountants Singapore March 31, 2026

242 特海國際控股有限公司 Super Hi International Holding Ltd. Consolidated Statement of Profit or Loss and Other Comprehensive Income 綜合損益及其他全面收益表 For the year ended December 31, 2025 截至2025年12月31日止年度 Notes 2025 2024 附註 2025年 2024年 USD’000 USD’000 千美元 千美元 Revenue 收入 5 840,755 778,308 Other income 其他收入 6 9,495 7,523 Raw materials and consumables used 原材料及易耗品成本 (282,818) (257,723) Staff costs 員工成本 11 (285,355) (259,293) Rentals and related expenses 租金及相關開支 11 (24,235) (20,136) Utilities expenses 水電開支 (28,986) (28,358) Depreciation and amortization 折舊及攤銷 11 (82,651) (80,972) Traveling and communication expenses 差旅及通訊開支 (7,996) (6,449) Listing expenses 上市開支 – (2,460) Other expenses 其他開支 7 (87,095) (70,735) Other gains (losses) – net 其他收益（虧損）淨額 8 9,840 (17,924) Finance costs 財務成本 9 (11,447) (8,538) Profit before tax 稅前溢利 49,507 33,243 Income tax expense 所得稅開支 10.1 (13,169) (11,844) Profit for the year 年內溢利 11 36,338 21,399 Other comprehensive income 其他全面收益 Item that may be reclassified subsequently to profit or loss: 其後可能重新分類至 損益的項目： Exchange differences arising on translation of foreign operations 換算海外業務產生匯兌 差額 (6,355) 12,028 Total comprehensive income for the year 年內全面收益總額 29,983 33,427 Profit (Loss) for the year attributable to: 以下人士應佔年內 溢利（虧損）： Owners of the Company 本公司擁有人 36,429 21,801 Non-controlling interests 非控股權益 (91) (402) 36,338 21,399 Total comprehensive income (expense) attributable to: 以下人士應佔全面 收益（開支）總額： Owners of the Company 本公司擁有人 30,074 33,829 Non-controlling interests 非控股權益 (91) (402) 29,983 33,427 Earnings per share 每股盈利 Basic and diluted (USD) 基本及攤薄（美元） 14 0.06 0.04 See accompanying notes to consolidated financial statements. 請參閱隨附的綜合財務報表附註。

年度報告 2025 Annual Report 243 Consolidated Statement of Financial Position 綜合財務狀況表 As at December 31, 2025 於2025年12月31日 Notes 2025 2024 附註 2025年 2024年 USD’000 USD’000 千美元 千美元 Non-Current Assets 非流動資產 Property, plant and equipment 物業、廠房及設備 15 160,301 151,901 Right-of-use assets 使用權資產 16 204,180 185,514 Intangible assets 無形資產 17 311 278 Deferred tax assets 遞延稅項資產 10.2 4,725 3,799 Other receivables 其他應收款項 19 1,961 1,961 Prepayment 預付款項 19 325 373 Rental and other deposits 租賃及其他押金 20,709 17,372 392,512 361,198 Current Assets 流動資產 Inventories 存貨 18 37,519 31,521 Trade and other receivables and prepayments 貿易及其他應收款項以及 預付款項 19 35,652 30,754 Rental and other deposits 租賃及其他押金 5,417 3,378 Pledged bank deposits 已抵押銀行存款 21 2,793 2,855 Bank balances and cash 銀行結餘及現金 21 271,990 254,719 353,371 323,227 Current Liabilities 流動負債 Trade payables 貿易應付款項 22 36,337 30,711 Other payables 其他應付款項 23 42,980 38,100 Amounts due to related parties 應付關聯方款項 20 2,177 1,329 Tax payable 應付稅項 7,031 5,411 Lease liabilities 租賃負債 24 45,662 41,407 Contract liabilities 合約負債 25 10,658 9,669 Provisions 撥備 26 1,987 1,941 146,832 128,568 Net Current Assets 流動資產淨額 206,539 194,659

Consolidated Statement of Financial Position
綜合財務狀況表
As at December 31, 2025
於2025年12月31日

		Notes 附註	2025 2025年 USD'000 千美元	2024 2024年 USD'000 千美元
Non-Current Liabilities	**非流動負債**			
Deferred tax liabilities	遞延稅項負債	10.2	6,184	7,504
Lease liabilities	租賃負債	24	183,139	171,219
Contract liabilities	合約負債	25	2,905	2,980
Provisions	撥備	26	15,179	12,493
			207,407	194,196
Net Assets	**資產淨額**		391,644	361,661
Capital and Reserves	**資本及儲備**			
Share capital	股本	28	3	3
Shares held under share award scheme	股份獎勵計劃項下所持股份	28	*	*
Share premium	股份溢價	28	550,593	550,593
Reserves	儲備		(160,494)	(190,568)
Equity attributable to owners of the Company	本公司擁有人應佔權益		390,102	360,028
Non-controlling interests	非控股權益		1,542	1,633
Total Equity	**權益總額**		391,644	361,661

* Less than USD1,000.

* 少於1,000美元。

The consolidated financial statements on pages 242 to 348 were approved and authorized for issue by the Board of Directors on March 31, 2026 and are signed on its behalf by:

刊載於第242至348頁的綜合財務報表已於2026年3月31日經董事會批准並授權發行，並由以下人士代為簽署：

SHU Ping
舒萍
March 31, 2026
2026年3月31日

June YANG Lijuan
楊利娟
March 31, 2026
2026年3月31日

See accompanying notes to consolidated financial statements.

請參閱隨附的綜合財務報表附註。

244
特海国际控股有限公司
Super Hi International Holding Ltd.

Consolidated Statement of Changes in Equity
綜合權益變動表

For the year ended December 31, 2025
截至2025年12月31日止年度

					Reserves 儲備					
		Share capital 股本 USD'000 千美元 (Note 28) (附註28)	Shares held under share award scheme 股份獎勵計劃項下所持股份 USD'000 千美元	Share premium 股份溢價 USD'000 千美元	Translation reserve 匯兑儲備 USD'000 千美元	Merger reserve 合併儲備 USD'000 千美元	Accumulated losses 累計虧損 USD'000 千美元	Subtotal 小計 USD'000 千美元	Non-controlling interests 非控股權益 USD'000 千美元	Total 總計 USD'000 千美元
As at January 1, 2024	**於2024年1月1日**	3	*	494,480	12,328	23,024	(259,749)	270,086	2,035	272,121
Profit (Loss) for the year	年內溢利(虧損)	-	-	-	-	-	21,801	21,801	(402)	21,399
Other comprehensive income	其他全面收益	-	-	-	12,028	-	-	12,028	-	12,028
Total comprehensive income (expense) for the year	年內全面收益(開支)總額	-	-	-	12,028	-	21,801	33,829	(402)	33,427
Issue of shares of the Company (Note 28)	本公司發行股份(附註28)	*	-	56,113	-	-	-	56,113	-	56,113
As at December 31, 2024	**於2024年12月31日**	3	-	550,593	24,356	23,024	(237,948)	360,028	1,633	361,661

年度報告
2025 Annual Report 245

Consolidated Statement of Changes in Equity

綜合權益變動表

For the year ended December 31, 2025

截至2025年12月31日止年度

					Reserves 儲備					
		Share capital 股本 USD'000 千美元 (Note 28) (附註28)	Shares held under share award scheme 股份獎勵計劃項下所持股份 USD'000 千美元	Share premium 股份溢價 USD'000 千美元	Translation reserve 匯兑儲備 USD'000 千美元	Merger reserve 合併儲備 USD'000 千美元	Accumulated losses 累計虧損 USD'000 千美元	Subtotal 小計 USD'000 千美元	Non-controlling interests 非控股權益 USD'000 千美元	Total 總計 USD'000 千美元
As at January 1, 2025	**於2025年1月1日**	3	-	550,593	24,356	23,024	(237,948)	360,028	1,633	361,661
Profit (Loss) for the year	年內溢利(虧損)	-	-	-	-	-	36,429	36,429	(91)	36,338
Other comprehensive income	其他全面收益	-	-	-	(6,355)	-	-	(6,355)	-	(6,355)
Total comprehensive income (expense) for the year	年內全面收益(開支)總額	-	-	-	(6,355)	-	36,429	30,074	(91)	29,983
As at December 31, 2025	**於2025年12月31日**	3	-	550,593	18,001	23,024	(201,519)	390,102	1,542	391,644

* Less than USD1,000.

* 少於1,000美元。

See accompanying notes to consolidated financial statements.

請參閱隨附的綜合財務報表附註。

246 特海国际控股有限公司 Super Hi International Holding Ltd.

年度報告 2025 Annual Report 247 Consolidated Statement of Cash Flows 綜合現金流量表 For the year ended December 31, 2025 截至2025年12月31日止年度 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Operating activities 經營活動 Profit before tax 稅前溢利 49,507 33,243 Adjustments for: 就以下各項作出調整： Finance costs 財務成本 11,447 8,538 Interest income 利息收入 (7,665) (5,074) Depreciation of property, plant and equipment 物業、廠房及設備折舊 43,642 43,939 Depreciation of right-of-use assets 使用權資產折舊 38,902 36,910 Amortization of intangible assets 無形資產攤銷 107 123 Impairment loss, net of reversal 減值虧損，扣除撥回 – property, plant and equipment －物業、廠房及設備 1,236 2,308 – right-of-use assets －使用權資產 766 (2,355) Loss on disposal of property, plant and equipment and provision for early termination of leases 出售物業、廠房及設備的虧損以及 提前終止租賃的撥備 3,014 2,290 Loss (gain) on lease termination 終止租賃虧損（收益） 71 (1,476) Net gain arising on financial assets at fair value through profit or loss 按公允值計入損益的金融資產 產生的收益淨額 (1,711) (3,100) Net foreign exchange (gain) loss 匯兌（收益）虧損淨額 (13,885) 20,501 Operating cash flows before movements in working capital 營運資金變動前經營現金流量 125,431 135,847 Increase in inventories 存貨增加 (4,954) (1,759) Increase in trade and other receivables and prepayments 貿易及其他應收款項以及 預付款項增加 (152) (1,103) Increase in rental and other deposits 租賃及其他押金增加 (854) – Increase (decrease) in trade payables 貿易應付款項增加（減少） 4,378 (3,687) Increase in other payables 其他應付款項增加 3,212 287 Increase in contract liabilities 合約負債增加 516 1,245 Decrease in provisions 撥備減少 (688) – Increase in amounts due to related parties 應付關聯方款項增加 779 487 Cash generated from operations 經營所得現金 127,668 131,317 Income taxes paid, net of refunds 已付所得稅，扣除退稅 (13,020) (11,621) Net cash from operating activities 經營活動所得現金淨額 114,648 119,696

248 特海國際控股有限公司 Super Hi International Holding Ltd. Consolidated Statement of Cash Flows 綜合現金流量表 For the year ended December 31, 2025 截至2025年12月31日止年度 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Investing activities 投資活動 Interest received from bank deposits 自銀行存款收取的利息 5,336 4,052 Purchase of financial assets at fair value through profit or loss 購買按公允值計入損益的金融資產 (373,921) (233,236) Redemption of financial assets at fair value through profit or loss 贖回按公允值計入損益的金融資產 375,632 236,336 Purchase of property, plant and equipment 購買物業、廠房及設備 (53,157) (34,742) Proceeds on disposals of property, plant and equipment 出售物業、廠房及設備的所得款項 142 134 Purchase of intangible assets 購買無形資產 (135) – Payments for rental deposits 租賃押金付款 (4,215) (2,027) Refund of rental deposits 租賃押金還款 209 1,867 Withdrawal of pledged bank deposits 撤回已質押銀行存款 200 – Placement of time deposits with original maturity over three months 存放原到期日超過三個月的 定期存款 (127,400) – Net cash used in investing activities 投資活動所用現金淨額 (177,309) (27,616) Financing activities 融資活動 Repayments of lease liabilities 償還租賃負債 (51,035) (43,536) Proceeds from issue of share of the Company 本公司發行股份所得款項 – 56,113 Net cash (used in) from financing activities 融資活動（所用）所得現金淨額 (51,035) 12,577 Net (decrease) increase in cash and cash equivalents 現金及現金等價物（減少）增加淨額 (113,696) 104,657 Cash and cash equivalents at beginning of the year 年初現金及現金等價物 254,719 152,908 Effect of foreign exchange rate changes 匯率變動的影響 3,567 (2,846) Cash and cash equivalents at end of the year 年末現金及現金等價物 144,590 254,719 Represented by: 指： Bank balances and cash (Note 21) 銀行結餘及現金（附註21） 271,990 254,719 Less: time deposits with original maturity over three months 減：原到期日超過三個月 的定期存款 (127,400) – 144,590 254,719 See accompanying notes to consolidated financial statements. 請參閱隨附的綜合財務報表附註。

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

1. GENERAL INFORMATION

The Company was incorporated in the Cayman Islands as an exempted company with limited liability on May 6, 2022 under the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The principal place of business is at 1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533 and registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111 in Cayman Islands. The ultimate controlling parties are Mr. ZHANG Yong and his spouse namely Ms. SHU Ping together with ZY NP LTD and SP NP LTD (collectively the "Controlling Shareholders").

The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on December 30, 2022 and on the NASDAQ on May 16, 2024 (United States Eastern Standard Time).

The Company is an investment holding company and its subsidiaries are principally engaged in the restaurants operation, delivery business and others located in overseas market outside Chinese mainland, Hong Kong, Macau and Taiwan. The principal activities of the subsidiaries are disclosed in Note 36 to the financial statements.

Items included in the financial statements of each of the Group's entities are recorded using the currency of the primary economic environment in which the entity operates (the "Functional Currency"). The Functional Currency of the Company is United States Dollar ("USD"), which is also the presentation currency of the consolidated financial statements.

The consolidated financial statements of the Group for the year ended December 31, 2025 were authorized for issue by the directors on March 31, 2026.

1. 一般資料

本公司於2022年5月6日在開曼群島根據開曼群島第22章公司法（1961年第3號法例、經綜合及修訂）註冊成立為獲豁免有限公司。主要營業地點為1 Paya Lebar Link #09-04 PLQ 1 Paya Lebar Quarter Singapore 408533，註冊辦事處位於開曼群島Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111。最終控制方為張勇先生及其配偶舒萍女士連同ZY NP LTD及SP NP LTD（統稱「控股股東」）。

本公司股份已於2022年12月30日於香港聯合交易所有限公司（「聯交所」）上市並於2024年5月16日（美國東部標準時間）在納斯達克上市。

本公司為一家投資控股公司，其附屬公司主要從事位於中國大陸、香港、澳門及台灣以外海外市場的餐廳經營、外賣業務以及其他業務。附屬公司的主要業務於財務報表附註36中披露。

計入本集團各實體財務報表的項目乃按相關實體營運所處的主要經濟環境的貨幣（「功能貨幣」）列賬。本公司的功能貨幣為美元（「美元」），其亦為綜合財務報表的呈列貨幣。

本集團截至2025年12月31日止年度的綜合財務報表已於2026年3月31日由董事授權發佈。

年度報告
2025 Annual Report
249

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

2. ADOPTION OF NEW AND REVISED STANDARDS

Adoption of new and revised Standards – On January 1, 2025, the Group adopted all the new and revised with IFRS Accounting Standards pronouncements that are relevant to its operations. The adoption of these new/revised IFRS Accounting Standards pronouncements does not result in changes to the Group's accounting policies and has no material effect on the disclosures or on the amounts reported for the current or prior years.

New and revised IFRS Accounting Standards in issue but not yet effective

At December 31, 2025, the Group has not applied the following new and revised IFRS Accounting Standards that have been issued but are not yet effective:

2. 採納新訂及經修訂準則

採納新訂及經修訂準則 – 於2025年1月1日，本集團採納與其業務相關的所有已頒佈新訂及經修訂國際財務報告準則會計準則。採納該等已頒佈新訂／經修訂國際財務報告準則會計準則不會導致本集團的會計政策出現變化，且對當前或先前年度的披露或所呈報金額並無重大影響。

已頒佈但尚未生效的新訂及經修訂國際財務報告準則會計準則

於2025年12月31日，本集團並無應用下列已頒佈但尚未生效的新訂及經修訂國際財務報告準則會計準則：

Amendments IFRS 9 and IFRS 7 國際財務報告準則第9號及國際財務報告準則第7號的修訂	*Classification and measurement of financial instruments*[1] *金融工具的分類及計量*[1]
Amendments IFRS 9 and IFRS 7 國際財務報告準則第9號及國際財務報告準則第7號的修訂	*Contracts Referencing Nature-dependent Electricity*[1] *依賴自然資源的電力合同*[1]
Annual Improvements to IFRS Accounting Standards 國際財務報告準則會計準則年度改進	*Annual Improvements to IFRS Accounting Standards – Volume 11*[1] *國際財務報告準則會計準則年度改進 – 第11卷*[1]
IFRS 18 國際財務報告準則第18號	*Presentation and Disclosures in the Financial Statements*[2] *財務報表的呈列及披露*[2]
Amendments to IAS 21 國際會計準則第21號的修訂	*Translation to a Hyperinflationary Presentation Currency*[2] *換算為惡性通脹呈列貨幣*[2]
Amendments to IFRS 10 and IAS 28 國際財務報告準則第10號及國際會計準則第28號的修訂	*Sales or Contribution of Assets between an Investor and its Associate or Joint Venture*[3] *投資者與其聯營公司或合營企業間的資產出售或投入*[3]

1 Effective for annual periods beginning on or after January 1, 2026, with early application permitted.

2 Effective for annual periods beginning on or after January 1, 2027, with early application permitted.

3 Effective for annual periods beginning on or after a date to be determined.

1 於2026年1月1日或之後開始的年度期間生效，可提早應用。

2 於2027年1月1日或之後開始的年度期間生效，可提早應用。

3 於待釐定日期或之後開始的年度期間生效。

The directors do not expect that the adoption of the new and amendments to IFRS Accounting Standards listed above will have a material impact on the consolidated financial statements of the Group in future periods, except if indicated below.

除下文所述情況外，董事預期採納上文所列新訂及經修訂國際財務報告準則會計準則不會對本集團未來期間的綜合財務報表產生重大影響。

250 特海国际控股有限公司
Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

2. ADOPTION OF NEW AND REVISED STANDARDS *(Cont'd)*

IFRS 18 Presentation and Disclosures in Financial Statements

IFRS 18 replaces IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Furthermore, IASB has made minor amendments to IAS 7 and IAS 33 *Earnings per Share*.

IFRS 18 introduces new requirements to:

- present specified categories and defined subtotals in the statement of profit or loss;
- provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements; and
- improve aggregation and disaggregation.

An entity is required to apply IFRS 18 for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when an entity applies IFRS 18. IFRS 18 requires retrospective application with specific transition provisions.

The application of the new standard is not expected to have significant impact on the financial performance and positions of the Group in terms of recognition and measurement. However, it is expected to affect the structure and presentation of the consolidated statement of profit or loss. Additional disclosures required for the Group's MPMs will be disclosed in a separate note to the consolidated financial statements.

2. 採納新訂及經修訂準則 *(續)*

國際財務報告準則第18號財務報表的呈列及披露

國際財務報告準則第18號取代國際會計準則第1號，繼承國際會計準則第1號中多項規定，維持不變，並以新規定加以補充。此外，國際會計準則第1號的若干段落已移至國際會計準則第8號及國際財務報告準則第7號。另外，國際會計準則委員會對國際會計準則第7號及國際會計準則第33號*每股盈利*進行了輕微修訂。

國際財務報告準則第18號引入以下新規定：

- 在損益表中呈列指定類別及定義的小計；
- 在財務報表附註中披露管理階層界定的績效指標(MPM)；及
- 改善匯總及分類。

實體須於2027年1月1日或之後開始的年度報告期間應用國際財務報告準則第18號，並允許提早應用。國際會計準則第7號及國際會計準則第33號的修訂，以及經修訂的國際會計準則第8號及國際財務報告準則第7號，在實體應用國際財務報告準則第18號時生效。國際財務報告準則第18號要求追溯應用，並有特定過渡規定。

預計新準則的應用不會在確認與計量方面對本集團財務業績及狀況產生重大影響，但預計將影響綜合損益表的結構與呈列方式。本集團MPM所要求的額外披露信息將在綜合財務報表的單獨附註中予以披露。

年度報告
2025 Annual Report
251

252 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策 會計基準 綜合財務報表乃依據國際會計準則 委員會頒佈的國際財務報告準則會 計準則編製。此外，綜合財務報表 包括聯交所證券上市規則所規定的 適用披露及《香港公司條例》所規定 的適用披露。 綜合財務報表按歷史成本基準編 製，惟若干金融工具按各報告期末 的公允值計量，詳見下文的會計政 策。歷史成本一般按為換取貨品及 服務所支付代價的公允值確定。 公允值是於計量日市場參與者間於 有秩序交易中出售資產所收取或轉 讓負債須支付的價格，而不論該價 格是否可直接觀察取得或可使用其 他估值方法估計。於估計資產或負 債的公允值時，本集團會考慮該等 市場參與者於計量日對資產或負債 定價時所考慮的資產或負債的特 點。於該等綜合財務報表中作計量 及╱或披露用途的公允值乃按此基 準釐定，惟國際財務報告準則第2 號股份基礎付款範圍內之以股份為 基礎的付款交易、國際財務報告準 則第16號租賃範圍內之租賃交易及 與公允值相若但並非公允值的計量 （如國際會計準則第2號存貨中的可 變現價值淨額或國際會計準則第36 號資產減值中的使用價值）除外。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES Basis of accounting The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards issued by the IASB. In addition, the consolidated financial statements include applicable disclosures required by the Rules of Governing of the Listing of Securities on the Stock Exchange and the applicable disclosures required by the Hong Kong Companies Ordinance. The consolidated financial statements have been prepared on historical cost basis, except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

年度報告 2025 Annual Report 253 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 會計基準（續） 此外，就財務申報而言，公允值計 量根據公允值計量的輸入值可觀察 程度及公允值計量的輸入值對其整 體的重要性分類為第一、第二或第 三層級，詳情如下： • 第一層級輸入值為本集團於計 量日可獲取的完全相同資產或 負債於活躍市場的報價（未經 調整）； • 第二層級輸入值為資產或負債 的可直接或間接觀察的輸入 值，惟第一層級所包括的報價 除外；及 • 第三層級輸入值為資產或負債 的不可觀察輸入值。 持續經營 於批准綜合財務報表時，董事合理 預期本集團擁有足夠資源於可預見 未來繼續經營。因此，彼等於編製 綜合財務報表時繼續採納持續經營 會計基準。 主要會計政策載列如下。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Basis of accounting (Cont’d) In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows: • Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date; • Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and • Level 3 inputs are unobservable inputs for the asset or liability. Going concern The directors have, at the time of approving the consolidated financial statements, a reasonable expectation that the Group have adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis of accounting in preparing the consolidated financial statements. The material accounting policies are set out below.

254 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 綜合基準 綜合財務報表包括本公司以及由本 公司及其附屬公司所控制的實體的 財務報表。本公司在下列情況下取 得控制權： • 具有對投資對象的權力； • 因參與投資對象業務而承擔可 變回報的風險或享有可變回報 的權利；及 • 能夠使用其權力以影響其回 報。 附屬公司於本集團取得該附屬公司 的控制權時綜合入賬，並於本集團 喪失該附屬公司的控制權時終止綜 合入賬。具體而言，自本集團取得 控制權當日起直至本集團不再控制 附屬公司當日止，本年度內收購或 出售的附屬公司的業績均計入綜合 損益及其他全面收益表。 如有需要，附屬公司的財務報表將 予調整，使其會計政策與本集團的 會計政策一致。 所有集團內公司間的資產、負債、 權益、收入、開支以及本集團各成 員公司間交易的現金流量於綜合入 賬時悉數對銷。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Basis of consolidation The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company: • Has the power over the investee; • Is exposed, or has rights, to variable returns from its involvement with the investee; and • Has the ability to use its power to affect its returns. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

年度報告 2025 Annual Report 255 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 綜合基準（續） 在附屬公司的非控股權益與本集團 於其中的權益分開呈列。非控股股 東的權益，即賦予其持有人於清盤 時按比例分佔資產淨額的現時所有 權權益，最初按非控股股東佔被收 購方可識別資產淨額公允值的比例 進行計量。 於收購後，非控股權益的賬面值為 初始確認時該等權益的金額加上非 控股權益於後續權益變動中所佔的 份額。 損益及其他全面收益的各組成部分 為本公司擁有人及非控股權益應 佔。即使非控股權益業績存在赤字 差額，附屬公司全面收益總額為本 公司擁有人及非控股權益應佔。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Basis of consolidation (Cont’d) Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation are initially measured at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

256 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 綜合基準（續） 倘本集團失去對附屬公司的控制 權，於損益確認的出售收益或虧損 乃按(i)已收代價的公允值與任何保 留權益的公允值的總和及(ii)資產 （包括商譽）先前的賬面值減附屬公 司及任何非控股權益負債的差額計 算。所有先前於其他全面收益確認 的有關該附屬公司的款項，將按猶 如本集團已直接出售該附屬公司的 相關資產或負債入賬（即按適用國 際財務報告準則會計準則的規定╱ 許可條文重新分類至損益或轉撥至 另一類權益）。於失去控制權當日在 前附屬公司保留的任何投資的公允 值將根據國際財務報告準則第9號 金融工具於其後入賬時被視為初步 確認的公允值，或（如適用）就於聯 營公司或合資企業的投資進行初步 確認時的成本。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Basis of consolidation (Cont’d) When the Group loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Accounting Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.

年度報告 2025 Annual Report 257 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 外幣 於編製各個別集團實體之財務報表 時，以該實體功能貨幣以外之貨幣 （外幣）進行之交易按交易日期之現 行匯率確認。於報告期末，以外幣 計值之貨幣項目乃按當日之現行匯 率重新換算。以外幣計值按公允值 列賬之非貨幣項目按釐定公允值當 日之現行匯率重新換算。以外幣按 過往成本計量之非貨幣項目則毋須 重新換算。 結算貨幣項目及重新換算貨幣項目 產生之匯兌差額於其產生期間在損 益中確認。 就呈列綜合財務報表而言，本集團 業務的資產及負債乃使用於報告期 末當前的匯率換算為本集團的呈列 貨幣（美元）。收入及開支項目按期 間平均匯率換算，除非期間匯率劇 烈波動，則使用交易日期的匯率換 算。所產生的匯兌差額（如有）乃於 其他全面收益內確認，並於權益內 的匯兌儲備項下累計（屬於非控股 權益（倘適用））。 於年內處置境外業務的全部權益 時，本公司所有人應佔該業務的外 匯換算儲備中累積的所有匯兌差額 均重新分類至損益。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Foreign currencies In preparing the financial statements of each individual group entity, transactions in currencies other than the Functional Currency of that entity (foreign currencies) are recognized at the rates of exchanges prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss in the period in which they arise. For the purpose of presenting the consolidated financial statements, the assets and liabilities of the Group’s operations are translated into the presentation currency of the Group (USD) using exchange rates prevailing at the end of the reporting period. Income and expenses items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity under the heading of translation reserve (attributed to non-controlling interests as appropriate). Upon the disposal of the entire interest in a foreign operation during the year, all of the exchange differences accumulated in the foreign exchange translation reserve in respect of that operation attributable to the owners of the company are reclassified to profit or loss.

258 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 自客戶合約產生的收入 本集團與客戶合約有關的會計政策 資料載於附註5。 政府補助 除非能合理確定本集團將遵守政府 補助所附帶的條件及將獲發有關補 助，否則不會確認政府補助。 政府補助乃於本集團將補助金擬補 償的有關成本確認為開支的期間按 系統化之基準於損益中確認為其他 收入。 為補償已產生的開支或虧損或就給 予本集團即時財務資助且並無未來 相關成本而可收取與收入相關的政 府補助，乃於其成為可收取的期間 於損益內確認。 員工福利 退休福利成本 就定額供款退休金計劃、國家管理 退休福利計劃及強制性公積金計劃 所支付之款項於員工提供令其可享 有該等供款的服務時確認為開支。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Revenue from contracts with customers Information about the Group’s accounting policies relating to contracts with customers is provided in Note 5. Government grants Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received. Government grants are recognized as other income in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Government grants related to income that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable. Employee benefits Retirement benefit costs Payments to defined contribution retirement benefit schemes, state-managed retirement benefit schemes and the mandatory provident fund scheme are recognized as an expense when employees have rendered service entitling them to the contributions.

年度報告 2025 Annual Report 259 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 員工福利（續） 短期員工福利 短期員工福利乃按員工提供服務時 預期將予支付之未貼現福利金額確 認。所有短期員工福利均確認為開 支。 員工之應計福利（例如工資及薪 金、年假及病假）乃於扣減任何已 付金額後確認負債。 稅項 所得稅開支指即期及遞延稅項的總 和。所得稅開支於損益中確認，惟 其與於其他全面收益確認或直接於 權益確認的項目有關時則除外，在 該情況下，即期及遞延稅項亦分別 於其他全面收益確認或直接於權益 確認。倘即期稅項或遞延稅項產生 自業務合併的初始會計處理，稅務 影響計入業務合併的會計處理。 應繳即期稅項乃按年度應課稅溢利 計算。應課稅溢利因其他年度的應 課稅或可扣稅的收益或費用及毋須 課稅或不可扣稅的項目而有別於稅 前溢利（虧損）。本集團的即期稅項 負債乃按報告期末已頒佈或已實質 上頒佈的稅率計算。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Employee benefits (Cont’d) Short-term employee benefits Short-term employee benefits are recognized at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognized as an expense. A liability is recognized for benefits accruing to employees (such as wages and salaries, annual leave and sick leave) after deducting any amount already paid. Taxation Income tax expense represents the sum of the current and deferred tax. Income tax expense is recognized in profit or loss, except when it relates to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination. Current tax payable is based on taxable profit for the year. Taxable profit differs from profit (loss) before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

260 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 稅項（續） 遞延稅項就綜合財務報表內資產及 負債賬面值與計算應課稅溢利所採 用相應稅基的暫時差額而確認。遞 延稅項負債一般就所有應課稅暫時 差額確認。遞延稅項資產則一般在 有可能出現應課稅溢利以用作抵銷 可動用的可扣減暫時差額的情況下 就所有可扣減暫時差額作確認。倘 一項交易的資產及負債的初步確認 （業務合併除外）所產生的暫時差額 不會影響應課稅溢利或會計溢利， 且在交易發生時不產生相等的應課 稅和可扣減暫時差額，則該等遞延 稅項資產及負債將不予確認。此 外，倘暫時差額產生自商譽的初始 確認，則遞延稅項負債將不予確認。 遞延稅項負債就與附屬公司的投資 有關的應課稅暫時差額確認，除非 本集團能夠控制暫時差額的撥回及 暫時差額有可能於可預見的將來不 會撥回。有關該等投資及權益的可 扣稅暫時差額產生的遞延稅項資產 僅於可能有足夠應課稅溢利以動用 暫時差額的利益並預期該等差額於 可預見的將來撥回時才予以確認。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Taxation (Cont’d) Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit and at the time of the transaction does not give rise to equal taxable and deductible temporary differences. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

年度報告 2025 Annual Report 261 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 稅項（續） 遞延稅項資產的賬面值於各報告期 末審閱。倘不再可能有足夠應課稅 溢利以收回全部或部分資產，則削 減遞延稅項資產的賬面值。 遞延稅項資產及負債乃按預期於清 償負債或變現資產期間應用的稅率 （按報告期末已頒佈或已實質上頒佈 的稅率（及稅法））計量。 遞延稅項負債及資產計量反映本集 團於報告期末所預期對收回或清償 其資產及負債的賬面值方式所產生 的稅務結果。 為計量租賃交易的遞延稅項，本集 團首次確定使用權資產或租賃負債 是否會造成減免稅款，而本集團在 該等交易中確認使用權資產及相關 租賃負債。 就租賃負債而減免稅款的租賃交易 及所產生的最終費用而減免稅款的 復墾撥備，本集團將國際會計準則 第12號所得稅規定分別應用於租賃 負債、復墾撥備及相關資產。本集 團確認與租賃負債、關閉及復墾撥 備相關的遞延稅項資產（在有可能 出現應課稅溢利可用作抵銷可扣減 暫時差額的情況下）及就所有應課 稅暫時差額確認遞延稅項負債。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Taxation (Cont’d) The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. For the purposes of measuring deferred tax for leasing transactions in which the Group recognizes the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities. For leasing transactions in which the tax deductions are attributable to the lease liabilities and provision for restoration in which the tax deductions are attributable to ultimate costs incurred, the Group applies IAS 12 Income tax requirements to the lease liabilities, the provision for restoration and the related assets separately. The Group recognizes a deferred tax asset related to lease liabilities, the provisions for decommissioning and restoration to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and a deferred tax liability for all taxable temporary differences.

262 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 稅項（續） 倘有可依法執行權利動用即期稅項 資產以抵銷即期稅項負債，且遞延 稅項與由同一稅務機構就同一稅務 實體徵收之所得稅相關，則遞延稅 項資產及負債可以互相抵銷。 股份支付 以股權結算的股份支付交易 授予僱員的股份 向僱員及其他提供類似服務的人士 作出的以股權結算的股份支付，按 授出日期的股權工具的公允值計量。 在不考慮所有非市場歸屬條件的情 況下，於授出日期釐定的以股權結 算的股份支付的公允值，根據本集 團對最終將歸屬的股權工具的估 計，在歸屬期內以直線法計入開 支，並相應增加權益（股份獎勵計 劃項下所持股份）。於各報告期末， 本集團根據對所有相關非市場歸屬 條件的評估，修訂其對預期歸屬的 股權工具數量的估計。修訂原始估 計的影響（如有）於損益中確認，從 而使累計支出反映修訂後的估計， 並對股份支付儲備進行相應的調 整。對於在授出日期立即歸屬的股 份，授出的股份的公允值即刻於損 益中列支。 於歸屬所授出股份時，先前於股份 支付儲備確認的金額會轉撥至股份 溢價。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Taxation (Cont’d) Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority. Share-based payments Equity-settled share-based payment transactions Shares granted to employees Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity (shares held under share award scheme). At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest based on assessment of all relevant non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based payments reserve. For shares that vest immediately at the date of grant, the fair value of the shares granted is expensed immediately to profit or loss. When shares granted are vested, the amount previously recognized in share-based payment reserve will be transferred to share premium.

年度報告 2025 Annual Report 263 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 物業、廠房及設備 物業、廠房及設備指持有用作生產 或提供貨物或服務或作行政用途的 有形資產。物業、廠房及設備（下 文所述進行中的裝修除外）乃按成 本減其後累計折舊及其後累計減值 虧損（如有）於綜合財務狀況表列 賬。 進行中的裝修按成本減任何已確認 減值虧損列賬。成本包括將資產運 至所需地點及達到所需條件而能按 管理層擬定的方式運作所直接產生 的任何成本。當資產可作擬定用途 時，該等資產開始按與其他物業資 產相同之基準計算折舊。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Property, plant and equipment Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment other than renovation in progress as described below are stated in the consolidated statement of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any. Renovation in progress is carried at cost, less any recognized impairment loss. Costs include any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by the management. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

264 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 物業、廠房及設備（續） 確認折舊旨在按其估計可使用年 期內以直線法撇銷資產（進行中的 裝修除外）成本減剩餘價值（附註 15）。估計可使用年期、剩餘價值 及折舊方法於報告期末審閱，而任 何估計變動之影響按前瞻基準列賬。 物業、廠房及設備項目於出售或預 期不會因持續使用該資產產生未來 經濟利益時終止確認。因出售或報 廢物業、廠房及設備項目所產生之 任何收益或虧損按資產之出售所得 款項與賬面值之差額釐定並於損益 中確認。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Property, plant and equipment (Cont’d) Depreciation is recognized so as to write off the cost of assets other than renovation in progress less their residual values over their estimated useful lives, using the straight-line method (Note 15). The estimated useful lives, residual values and depreciation method are reviewed at the end of the reporting period, with the effect of any changes in estimate accounted for on a prospective basis. An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

年度報告 2025 Annual Report 265 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 無形資產 獨立收購的無形資產 獨立收購具有限可使用年期的無形 資產按成本減累計攤銷及任何累計 減值虧損入賬。具備有限可使用年 期的無形資產攤銷於其估計可使用 年期以直線法確認。估計可使用年 期及攤銷方法於各報告期末予以審 閱，任何估計變動之影響將按前瞻 基準列賬。 本集團的無形資產主要包括軟件及 許可，並於以下期間按直線法攤 銷： 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Intangible assets Intangible assets acquired separately Intangible assets with finite useful lives that are acquired separately are carried at costs less accumulated amortization and any accumulated impairment losses. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets of the Group mainly consisted of software and license and are amortized on a straight-line basis over the following periods: Software 1 to 3 years 軟件 1至3年 License 2 to 15 years 許可 2至15年 The useful lives of licenses are determined over the shorter of the relevant contractual license term (including the assessed optional periods) and the periods over which the Group expects to use those licenses. 許可的可使用年期按相關合約許可 期限（包括經評估的重續期）及本集 團預期使用該等許可的期間（以較 短者為準）釐定。

266 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 無形資產（續） 業務合併中收購的無形資產 於業務合併中收購的無形資產與商 譽分開確認，且初始按其於收購日 期之公允值（視為其成本）確認。 首次收購後，無形資產按成本減任 何累計攤銷及任何累計減值虧損入 賬。通過業務合併收購有無限可使 用年期的無形資產與Hao Noodle & Tea Holdings Inc.（「HN&T」）的 品牌相關，須每年進行減值測試， 或倘有事件和情況表明賬面值可能 出現減值時，則個別或按現金產生 單位水平更頻繁地進行減值測試。 此類無形資產不予攤銷。具有無限 可使用年期的無形資產的可使用年 期需每年進行審核，以釐定可使用 年期的評估是否繼續有效。若已失 效，則按前瞻基準將無限可使用年 期的無形資產轉為有限可使用年期 的無形資產。 無形資產於出售時或於預計使用或 出售並無未來經濟利益時終止確 認。終止確認無形資產所產生的收 益或虧損乃按出售所得款項淨額與 該資產賬面值兩者之差額計算，並 於終止確認該資產時計入損益內。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Intangible assets (Cont’d) Intangible asset acquired in a business combination Intangible asset acquired in a business combination is recognized separately from goodwill and is initially recognized at their fair value at the acquisition date (which is regarded as their cost). Following initial acquisition, intangible asset is carried at cost less any accumulated amortization and any accumulated impairment losses. Intangible asset acquired through business combination was related to brand name of Hao Noodle & Tea Holdings Inc. (“HN&T”) with indefinite useful lives, is tested for impairment annually, or more frequently if the events and circumstances indicate that the carrying value may be impaired either individually or at the cash-generating unit level. Such intangible asset is not amortized. The useful life of an intangible asset with an indefinite useful life is reviewed annually to determine whether the useful life assessment continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss when the asset is derecognized.

年度報告 2025 Annual Report 267 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 物業、廠房及設備、使用權資產及 無形資產（商譽除外）的減值 於報告期末，本集團審閱其有限可 使用年期的物業、廠房及設備、使 用權資產及無形資產的賬面值，以 確定是否有任何跡象顯示該等資產 已承受減值虧損。倘存在任何該等 跡象，則估計有關資產的可收回金 額以釐定減值虧損的程度（如有）。 單獨估計物業、廠房及設備、使用 權資產及無形資產的可收回金額。 如不可能單獨估計可收回金額，本 集團估計該類資產所屬的現金產生 單位的可收回金額。 於對現金產生單位進行減值測試 時，倘能建立合理一致的分配基 準，公司資產獲分配至相關現金產 生單位，否則會按能建立的合理一 致的分配基準分配至最小的現金產 生單位組別。可收回金額按公司資 產所屬的現金產生單位或現金產生 單位組別釐定，並與相關現金產生 單位或現金產生單位組別的賬面值 進行比較。 可收回金額為以公允值減銷售成本 及使用價值之較高者。於評估使用 價值時，估計未來現金流量以能反 映現時市場評估金錢時間值及該資 產（或現金產生單位）特有風險的稅 前貼現率貼現至其現值，而未來現 金流量的估計則尚未被調整。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Impairment on property, plant and equipment, right-of-use assets and intangible assets other than goodwill At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment, right-of-use assets, intangible assets with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any). The recoverable amount of property, plant and equipment and right-of-use assets, and intangible assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units. Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

268 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 物業、廠房及設備、使用權資產及 無形資產（商譽除外）的減值（續） 倘估計資產（或現金產生單位）之可 收回金額少於其賬面值，資產（或 現金產生單位）之賬面值下調至其 可收回金額。就未能按合理一致的 基準分配至現金產生單位的企業資 產或部分企業資產，本集團會比較 現金產生單位組別賬面值（包括已 分配至該現金產生單位組別的企業 資產或部分企業資產的賬面值）與 該現金產生單位組別的可收回金 額。於分配減值虧損時，減值虧損 首先分配至下調任何商譽（如適用） 的賬面值，其後按該單位或現金產 生單位組別各項資產的賬面值所佔 比例分配至其他資產。資產的賬面 值不會扣減至低於其公允值減出售 成本（倘可計量）、其使用價值（倘 可釐定）及零中的最高者。將另行 分配至資產的減值虧損金額按比例 分配至該單位或現金產生單位組別 的其他資產。減值虧損即時於損益 確認。 倘減值虧損於其後撥回，則該項資 產（或現金產生單位或現金產生單 位組別）之賬面值會增加至其經修 訂之估計可收回金額，惟增加後之 賬面值不得超出假設過往年度並無 就該項資產（或現金產生單位或現 金產生單位組別）確認減值虧損時 原應釐定之賬面值。減值虧損撥回 即時於損益確認。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Impairment on property, plant and equipment, right-of-use assets and intangible assets other than goodwill (Cont’d) If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss. Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior year. A reversal of an impairment loss is recognized immediately in profit or loss.

年度報告 2025 Annual Report 269 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 存貨 存貨，指調味品、食材及飲料，乃 按成本與可變現淨值兩者中的較低 者入賬。存貨成本乃採用加權平均 法釐定。可變現淨值為存貨的估計 售價減所有估計完工成本及作出銷 售所需成本。作出銷售所需成本包 括銷售直接應佔的增量成本及本集 團作出銷售須產生的非增量成本。 撥備 倘本集團因過往事件而承擔現有責 任（法定或推定），本集團可能須履 行該項責任，且有關責任涉及的金 額能可靠估計時則會確認撥備。 撥備按於報告期末時履行現時責任 所需代價的最佳估計計量（當中已 考慮與責任有關的風險及不確定因 素）時確認金額。倘撥備以估計履 行現時責任的現金流量計量時，其 賬面值為該等現金流量的現值（倘 金錢時間價值的影響屬重大時）。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Inventories Inventories, representing condiment products, food ingredients and beverages, are stated at the lower of cost and net realizable value. Cost of inventories are determined on a weighted average method. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Costs necessary to make the sale include incremental costs directly attributable to the sale and non-incremental costs which the Group must incur to make the sale. Provisions Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

270 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 撥備（續） 復墾撥備 有關將租賃資產恢復至其原況的成 本的撥備，乃按租賃條款及條件的 規定根據管理層對恢復資產所需開 支的最佳估計於租賃開始日期確 認。估計定期進行檢討，並結合新 情況作出適當調整。 租賃 本集團作為承租人 本集團於合約開始時評估合約是否 為或包含租賃。本集團就所有租賃 安排確認使用權資產及相應的租賃 負債，惟若干辦公場所及員工宿舍 的短期租賃除外，該等辦公場所及 員工宿舍的租賃期限為自開始日期 起計12個月或更短，且不包括購買 選擇權和低價值資產租賃。對於該 等租賃，本集團按直線基準將租賃 付款確認為經營開支，除非另有系 統基準更能代表耗用租賃資產所產 生經濟利益的時間模式則作別論。 作為一項可行權宜方法，國際財務 報告準則第16號租賃允許承租人不 區分非租賃部分，而是將任何租賃 和相關非租賃部分入賬列為單一安 排。本集團並未使用該可行權宜方 法。對於包含租賃部分及一個或多 個附加租賃或非租賃部分的合約， 本集團根據租賃部分的相對單獨價 格及非租賃部分的總單獨價格將合 約中的代價分配至各租賃部分。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Provisions (Cont’d) Restoration provisions Provisions for the costs to restore leased assets to their original condition, as required by the terms and conditions of the lease, are recognized at the date of inception of the lease at the management’s best estimate of the expenditure that would be required to restore the assets. Estimates are regularly reviewed and adjusted as appropriate for new circumstances. Leases The Group as lessee The Group assesses whether a contract is or contains a lease, at inception of the contract. A right-of-use asset and a corresponding lease liability are recognized with respect to all lease arrangements, except for short-term leases of certain office premises and staff quarters that have a lease term of 12 months or less from the commencement date and do not contain a purchase option and leases of low value assets. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed. As a practical expedient, IFRS 16 Leases permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Group has not used this practical expedient. For contracts that contain a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

年度報告 2025 Annual Report 271 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 租賃（續） 本集團作為承租人（續） 租賃負債 租賃負債最初按開始日未支付的租 賃付款的現值計量。於計算租賃付 款的現值時，如果租賃內隱含利率 難以確定，則本集團採用租賃開始 日期的增量借貸利率。 增量借貸利率取決於租賃期限、貨 幣及開始日期，並根據一系列輸入 值釐定，包括：基於政府債券利率 的無風險利率；國家特定的風險調 整；基於債券收益率的信貸風險調 整；及當訂立租賃的實體的風險狀 況與本集團不同，且租賃並未受益 於本集團的擔保時，針對實體作出 的調整。 計入租賃負債計量中的租賃付款包 括固定付款（包括實質固定付款）減 去任何應收租賃獎勵及因終止租賃 而支付的罰款（如果租賃期限反映 本集團行使終止租賃的選擇權）。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Leases (Cont’d) The Group as lessee (Cont’d) Lease liabilities The lease liability is initially measured at the present value of lease payments that are unpaid at the commencement date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate depends on the term, currency and start date of the lease, and is determined based on a series of inputs including: the risk-free rate based on government bond rates; a country-specific risk adjustment; a credit risk adjustment based on bond yields; and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different to that of the Group and the lease does not benefit from a guarantee from the Group. Lease payments included in the measurement of the lease liability comprise fixed payments (including in-substance fixed payments) less any lease incentives receivable and payments of penalties for terminating a lease if the lease term reflects the Group exercising an option to terminate the lease.

272 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 租賃（續） 本集團作為承租人（續） 租賃負債（續） 倘出現以下情況，本集團重新計量 租賃負債（並就相關使用權資產作 出相應調整）： • 租期有所變動或行使購買選擇 權的評估發生變化，在此情況 下，相關租賃負債透過使用重 新評估日期的經修訂貼現率貼 現經修訂租賃付款而重新計 量。 • 租賃付款因進行市場租金調查 後市場租金變動而出現變動， 在此情況下，相關租賃負債使 用初始貼現率貼現經修訂租賃 付款而重新計量。 租賃修改 倘出現以下情況，本集團將租賃修 改作為一項單獨的租賃進行入賬： • 該項修改通過增加使用一項或 多項相關資產的權利擴大了租 賃範圍；及 • 增加租賃的代價，增加的金額 相當於範圍擴大對應的單獨價 格，加上按照特定合約的實際 情況對單獨價格進行的任何適 當調整。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Leases (Cont’d) The Group as lessee (Cont’d) Lease liabilities (Cont’d) The Group remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever: • the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment. • the lease payments change due to changes in market rental rates following a market rent review, in which cases the related lease liability is remeasured by discounting the revised lease payments using the initial discount rate. Lease modifications The Group accounts for a lease modification as a separate lease if: • the modification increases the scope of the lease by adding the right to use one or more underlying assets; and • the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

年度報告 2025 Annual Report 273 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 租賃（續） 本集團作為承租人（續） 租賃修改（續） 就未作為一項單獨租賃入賬的租賃 修改而言，本集團基於透過使用修 改生效日期的經修訂貼現率貼現經 修訂租賃付款的經修訂租賃的租期 重新計量租賃負債，減任何應收租 賃獎勵。 本集團通過對有關使用權資產作出 相應調整對重新計量租賃負債入賬。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Leases (Cont’d) The Group as lessee (Cont’d) Lease modifications (Cont’d) For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability, less any lease incentives receivable, based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification. The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use asset.

274 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 租賃（續） 本集團作為承租人（續） 使用權資產 使用權資產初始按成本（包括初始 租賃負債、於開始日期或之前支付 的任何租賃付款）減去收到的任何 租賃獎勵及任何初始直接成本；以 及任何修復成本計量。使用權資產 按成本減任何累計折舊及減值虧損 計量，並就租賃負債的任何重新計 量作出調整。 使用權資產於其估計可使用年期及 租期（以較短者為準）內按直線法 計提折舊，並按照類似附註15對物 業、廠房及設備所採取的政策進行 減值測試。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Leases (Cont’d) The Group as lessee (Cont’d) Right-of-use assets A right-of-use asset is initially measured at cost comprising the initial lease liability, any lease payments made at or before the commencement date, less any lease incentives received and any initial direct costs; and any restoration costs. The right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term, and are tested for impairment in accordance with the policy similar to that adopted for property, plant and equipment in Note 15.

年度報告 2025 Annual Report 275 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 租賃（續） 本集團作為承租人（續） 可退還租賃押金 已付可退還租賃押金根據國際財務 報告準則第9號金融工具列賬並初 始按公允值計量。初始確認時的公 允值調整視為額外租賃付款並計入 使用權資產成本。 金融工具 當集團實體成為有關工具合約條款 之一方時，會確認金融資產及金融 負債。 除客戶合約產生的貿易應收款項初 始按國際財務報告準則第15號客戶 合約收入計量外，金融資產及金融 負債初始按公允值計量。直接歸屬 於購置或發行金融資產及金融負債 （按公允值計入損益（「按公允值計 入損益」）的金融資產或金融負債除 外）之交易成本，在初始確認時按 適用情況計入或扣自金融資產或金 融負債之公允值。直接歸屬於購置 按公允值計入損益的金融資產或金 融負債之交易成本即時於損益中確 認。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Leases (Cont’d) The Group as lessee (Cont’d) Refundable rental deposits Refundable rental deposits paid are accounted under IFRS 9 Financial Instruments and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets. Financial instruments Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15 Revenue from Contracts with Customers. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at fair value through profit or loss (“FVTPL”)) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

276 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 實際利率法指於相關期間計算金融 資產或金融負債的攤銷成本及分配 利息收入及利息開支的方法。實際 利率指在金融資產或金融負債的預 期年期內或（如適用）更短期間內， 將估計未來現金收款及付款（包括 所支付或收取屬實際利率組成部分 的所有費用及費率、交易成本及其 他溢價或折讓）準確貼現至初始確 認時攤銷成本的利率。 金融資產 所有以常規方式買賣金融資產按照 交易日期基準確認及終止確認。以 常規方式買賣金融資產指須按照市 場規定或慣例所設定的時限交付資 產的買賣。 所有已確認金融資產隨後根據金融 資產的分類按攤銷成本或公允值整 體計量。 金融資產的分類及其後計量 滿足下列條件的金融資產其後按攤 銷成本計量： • 金融資產以目標為收取合約現 金流量而持有金融資產的業務 模式持有；及 • 合約條款規定，於指定日期產 生的現金流量僅為支付本金及 未償還本金的利息。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the amortized cost on initial recognition. Financial assets All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place. All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets. Classification and subsequent measurement of financial assets Financial assets that meet the following conditions are subsequently measured at amortized cost: • the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and • the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

年度報告 2025 Annual Report 277 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產的分類及其後計量（續） 金融資產如屬以下各項，則為持作 買賣： • 收購目的主要為於短期內出 售；或 • 於初步確認時，其屬於本集團 集中管理的已識別金融工具組 合的一部分且近期確實出現短 期獲利模式；或 • 其為衍生工具，惟被指定且有 效作為對沖工具的衍生工具除 外。 (i) 攤銷成本及利息收入 其後按攤銷成本計量的金融資 產的利息收入使用實際利率法 確認。利息收入按將實際利率 應用到金融資產（其後成為信 貸減值的金融資產（見下文） 除外）的賬面總值計算。就其 後出現信貸減值的金融資產而 言，利息收入乃透過對金融資 產於下個報告期之攤銷成本應 用實際利率而確認。倘信貸減 值金融工具的信貸風險有所改 善，以致金融資產不再出現信 貸減值，則利息收入在釐定資 產不再出現信貸減值後，將實 際利率應用於自報告期初起計 的金融資產賬面總值確認。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Classification and subsequent measurement of financial assets (Cont’d) A financial asset is held for trading if: • it has been acquired principally for the purpose of selling in the near term; or • on initial recognition it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or • it is a derivative, except for a derivative that is a designated and effective as a hedging instrument. (i) Amortized cost and interest income Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired (see below). For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit-impaired.

278 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產的分類及其後計量（續） (ii) 按公允值計入損益的金融資產 不符合按攤銷成本或指定為按 公允值計入其他全面收益計量 標準的金融資產按公允值計入 損益計量。 按公允值計入損益的金融資產 於各報告期末按公允值計量， 而任何公允值收益或虧損於損 益確認。於損益確認的收益或 虧損淨額包括就金融資產所賺 取的任何股息或利息，且計入 「其他收益（虧損）淨額」項目。 金融資產減值 本集團就須根據國際財務報告準則 第9號金融工具進行減值評估的金 融資產（包括押金、貿易及其他應 收款項、抵押銀行存款以及銀行結 餘）按預期信貸虧損（「預期信貸虧 損」）模式進行減值評估。預期信貸 虧損金額於各報告日期更新，以反 映自初始確認以來信貸風險的變動。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Classification and subsequent measurement of financial assets (Cont’d) (ii) Financial assets at FVTPL Financial assets that do not meet the criteria for being measured at amortized cost or designated as FVTOCI are measured at FVTPL. Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the “other gains (losses) – net” line item. Impairment of financial assets The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including deposits, trade and other receivables, pledged bank deposits and bank balances) which are subject to impairment assessment under IFRS 9 Financial Instruments. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

年度報告 2025 Annual Report 279 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產減值（續） 整個生命期的預期信貸虧損指於有 關金融工具預期年期內所有可能發 生的違約事件產生的預期信貸虧 損。相反，12個月的預期信貸虧損 （「12個月的預期信貸虧損」）指於 報告日期後12個月內可能發生的違 約事件預期將產生的信貸虧損，是 整個生命期的預期信貸虧損的一部 分。評估乃根據本集團的歷史信貸 虧損經驗進行，並根據債務人特定 因素、一般經濟狀況以及報告日期 當前狀況及對未來狀況預測的評估 作出調整。 本集團始終就貿易應收款項確認整 個生命期的預期信貸虧損。對該等 資產的預期信貸虧損就經濟風險特 點相似的金融工具組合按綜合基準 進行評估。 就所有其他工具而言，本集團會計 量相等於12個月的預期信貸虧損的 虧損撥備，除非自初始確認以來信 貸風險顯著增加，則在此情況下本 集團會確認整個生命期的預期信貸 虧損。評估是否應確認整個生命期 的預期信貸虧損乃基於自初始確認 以來是否可能發生違約事件或風險 是否顯著增加。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Impairment of financial assets (Cont’d) Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant financial instrument. In contrast, 12 months ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions. The Group always recognizes lifetime ECL for trade receivables. The ECL on these assets are assessed on a collective basis for portfolios of financial instruments that share similar economic risk characteristics. For all other instruments, the Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, in which case the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

280 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產減值（續） (i) 信貸風險顯著增加 評估信貸風險自初始確認以來 是否顯著增加時，本集團會比 較於報告日期金融工具發生違 約事件的風險與在初始確認日 期金融工具發生違約事件的風 險。於作出有關評估時，本集 團會考慮合理及可靠的定量及 定性資料，包括過往經驗及毋 須付出過多成本或努力可取得 的前瞻性資料。所考慮的前瞻 性資料包括本集團債務人所經 營行業的未來前景（來自經濟 專家報告、財務分析員、政府 機構、相關智囊組織及其他類 似組織），以及多個外部資料 來源就本集團核心業務提供的 實際及預測經濟資料。 尤其是，在評估信貸風險是否 顯著增加時，會考慮以下資 料： • 金融工具的外部（倘可獲 得）或內部信用評級實際 或預期明顯轉差； • 信貸風險的外部市場指 標明顯轉差，如信貸息 差或債務人的信貸違約 掉期價格顯著增加； • 預期將導致債務人履行 其債務責任的能力明顯 下降的業務、財務或經 濟狀況的現有或預測不 利變動； • 債務人的經營業績實際 或預期明顯轉差；及 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Impairment of financial assets (Cont’d) (i) Significant increase in credit risk In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate, obtained from economic expert reports, financial analysts, governmental bodies, relevant think-tanks and other similar organisations, as well as consideration of various external sources of actual and forecast economic information that relate to the Group’s core operations. In particular, the following information is taken into account when assessing whether credit risk has increased significantly: • an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating; • significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, or the credit default swap prices for the debtor; • existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations; • an actual or expected significant deterioration in the operating results of the debtor; and

年度報告 2025 Annual Report 281 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產減值（續） (i) 信貸風險顯著增加（續） • 導致債務人履行其債務 責任的能力明顯下降的 債務人監管、經濟或技 術環境的實際或預期重 大不利變動。 無論上述評估的結果如何，本 集團假設倘合約付款逾期超 過30天，則信貸風險自初始 確認以來顯著增加，除非本集 團有能說明信貸風險並無顯著 增加的合理可靠資料，則作別 論。 儘管如上文所述，本集團假設 倘債務工具於報告日期被釐定 為信貸風險較低，則債務工 具的信貸風險自初始確認以 來並無顯著增加。倘(i)違約風 險低；(ii)借款人有強大能力於 近期內履行其合約現金流量責 任；及(iii)經濟及業務狀況的 長期不利變動可能但未必會削 弱借款人履行其合約現金流量 責任的能力，則債務工具被釐 定為信貸風險較低。倘按國際 通用定義債務工具的內部或外 部信用評級為「投資級別」，本 集團認為其信貸風險為低。 本集團定期監控識別信貸風險 是否出現顯著增加所用標準的 有效性，並對其作出適當修訂 以確保在款項逾期前有關標準 能識別信貸風險的顯著增加。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Impairment of financial assets (Cont’d) (i) Significant increase in credit risk (Cont’d) • an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations. Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise. Despite the aforegoing, the Group assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. The Group considers a debt instrument to have low credit risk when it has an internal or external credit rating of “investment grade” as per globally understood definition. The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

282 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產減值（續） (ii) 違約的定義 就內部信貸風險管理而言，本 集團認為，倘內部生成或外部 來源獲得的資料顯示債務人不 太可能向其債權人（包括本集 團）悉數付款（不考慮本集團 持有的任何抵押品），則發生 違約事件。 無論上述情形如何，本集團認 為，倘金融資產逾期超過90 天，則發生違約事件，惟本集 團擁有合理有據資料證明更寬 鬆的違約標準更為合適除外。 (iii) 信貸減值的金融資產 當發生一項或多項對金融資產 預計未來現金流量有不利影響 的事件時，金融資產則出現信 貸減值。金融資產出現信貸減 值的證據包括以下事件的可觀 察數據： (a) 發行人或借款人有重大 財務困難； (b) 違約，例如違約或逾期 事件； (c) 借款人的貸款人因借款 人財務困難相關之經濟 或合約理由而向借款人 提供優惠（在其他情況下 不予考慮）； 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Impairment of financial assets (Cont’d) (ii) Definition of default For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group). Irrespective of the above, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate. (iii) Credit-impaired financial assets A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events: (a) significant financial difficulty of the issuer or the borrower; (b) a breach of contract, such as a default or past due event; (c) the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

年度報告 2025 Annual Report 283 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產減值（續） (iii) 信貸減值的金融資產（續） (d) 借款人將可能陷入破產 或其他財務重組；或 (e) 由於財務困難該金融資 產的活躍市場消失。 (iv) 撇銷政策 倘有資料顯示對手方陷入嚴重 財務困難且無實際收回可能 （例如對手方已清算或已進入 破產程序），或就貿易應收款 項而言，有關金額已逾期超過 兩年（以較早發生者為準），本 集團會撇銷金融資產。在考慮 法律意見（如適用）後，已撇 銷金融資產仍可根據本集團之 收回程序實施強制執行。撇銷 構成終止確認事件。任何其後 收回款項將於損益中確認。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Impairment of financial assets (Cont’d) (iii) Credit-impaired financial assets (Cont’d) (d) it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or (e) the disappearance of an active market for that financial asset because of financial difficulties. (iv) Write-off policy The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over two years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.

284 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產減值（續） (v) 預期信貸虧損的計量及確認 預期信貸虧損之計量值為違約 概率、違約損失率（即違約的 虧損程度）與違約風險敞口的 函數。評估違約概率及違約損 失率乃基於歷史數據及前瞻性 資料。估計預期信貸虧損反映 公正的概率加權金額，並以各 自出現違約的風險為權重而釐 定。本集團經考慮歷史信貸虧 損經驗後使用撥備矩陣並採用 可行權宜方法估計貿易應收款 項的預期信貸虧損，並根據債 務人特定因素、一般經濟狀況 及前瞻性資料所作調整，包括 毋須過大成本或努力即可獲得 的適當的金錢的時間價值。 一般而言，預期信貸虧損為根 據合約應付本集團的所有合約 現金流量與本集團預期將收取 的現金流量（按初始確認時釐 定的實際利率貼現）之間的差 額。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Impairment of financial assets (Cont’d) (v) Measurement and recognition of ECL The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights. The Group uses a practical expedient in estimating ECL on trade receivables using a provision matrix taking into consideration historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and forward-looking information, including time value of money where appropriate, that is available without undue cost or effort. Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

年度報告 2025 Annual Report 285 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 金融資產減值（續） (v) 預期信貸虧損的計量及確認 （續） 本集團按個別基準計量若干押 金的預期信貸虧損，對於經濟 風險特點相似的金融工具組 合，則按綜合基準計量。若干 貿易應收款項的整個生命期的 預期信貸虧損乃經考慮逾期資 料及相關信貸資料（如前瞻性 宏觀經濟資料）的基礎上綜合 考慮。就集體評估而言，本集 團在制定分組時會考慮逾期情 況。管理層定期檢討分組方 法，確保各組別的組成持續具 有相似的信貸風險特徵。 利息收入乃根據金融資產的賬 面總值計算，惟金融資產發生 信貸減值除外，在此情況下， 利息收入根據金融資產的攤銷 成本計算。 本集團於損益內確認所有金融 工具的減值收益或虧損，並透 過虧損撥備賬對其賬面值進行 相應調整。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Impairment of financial assets (Cont’d) (v) Measurement and recognition of ECL (Cont’d) The Group measures ECL on an individual basis for certain deposits, or on a collective basis for portfolios of financial instruments that share similar economic risk characteristics. Lifetime ECL for certain trade receivables is considered on a collective basis taking into consideration past due information and relevant credit information such as forward-looking macroeconomic information. For collective assessment, the Group takes into consideration past-due status when formulating the grouping. The grouping is regularly reviewed by the management to ensure the constituents of each group continue to share similar credit risk characteristics. Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortized cost of the financial asset. The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

286 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融資產（續） 終止確認金融資產 僅當從資產中收取現金流量的合約 權利到期，或金融資產轉讓且資產 所有權的絕大部分風險及回報轉予 另一實體時，本集團終止確認金融 資產。 終止確認按攤銷成本計量的金融資 產時，資產賬面值與已收及應收代 價總和之間的差額於損益確認。 金融負債及股本 分類為債務或股本 債務及股本工具按照合約安排內容 及金融負債與股本工具的定義分類 為金融負債或股本。 股本工具 股本工具為證明本集團在扣減所有 負債後的資產中擁有剩餘權益的任 何合約。本集團發行的股本工具按 收取的所得款項扣除直接發行成本 予以確認。 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial assets (Cont’d) Derecognition of financial assets The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. Financial liabilities and equity Classification as debt or equity Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Equity instruments An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

年度報告 2025 Annual Report 287 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 3. 綜合財務報表的編製基準和重大 會計政策（續） 金融工具（續） 金融負債及股本（續） 金融負債 所有金融負債其後採用實際利率法 按攤銷成本計量。 金融負債（包括銀行借款、應付關 聯方款項、貿易應付款項及其他應 付款項）其後按攤銷成本使用實際 利率法計量。 終止確認金融負債 當且僅當本集團的責任獲履行、解 除或到期時，本集團終止確認金融 負債。終止確認的金融負債賬面值 與已付及應付代價之間的差額於損 益確認。 4. 估計不明朗因素的主要來源 以下為於報告期末就未來和其他估 計不明朗因素的主要來源所作出的 主要假設，此等假設與以下領域有 關，可致使對下一個財政年度的資 產及負債賬面值作出重大調整的重 大風險，並在相應附註中作出進一 步解釋： 附註15「物業、廠房及設備」：物 業、廠房及設備以及使用權資產的 減值 附註24「租賃負債」：租賃合約貼現 率的釐定 3. BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND MATERIAL ACCOUNTING POLICIES (Cont’d) Financial instruments (Cont’d) Financial liabilities and equity (Cont’d) Financial liabilities All financial liabilities are subsequently measured at amortized cost using the effective interest method. Financial liabilities including bank borrowings, amounts due to related parties, trade payables and other payables are subsequently measured at amortized cost, using the effective interest method. Derecognition of financial liabilities The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss. 4. KEY SOURCES OF ESTIMATION UNCERTAINTY The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are related to the following areas, and further explained in the respective notes: Note 15 ‘Property, plant and equipment’: Impairment of property, plant and equipment and right-of-use assets Note 24 ‘Lease liabilities’: Determination on discount rates of lease contracts

288 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 5. 收入 年內，本集團的收入為來自海底撈 餐廳經營、外賣業務及其他業務 （來自向當地顧客及零售商銷售二級 品牌的火鍋調味品及食品）的已收 及應收款項（扣除折扣及銷售相關 稅項），如下： 5. REVENUE During the year, the Group’s revenue which represents the amount received and receivable, net of discounts and sales related taxes, from Haidilao restaurant operations, delivery business and others, which is generated from sales of hot pot condiment products and food under secondary brands to local guests and retailers, are as follows: 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Types of services or goods 服務或貨物類型 Haidilao restaurant operations 海底撈餐廳經營 790,032 747,296 Delivery business 外賣業務 18,954 11,293 Others 其他 31,769 19,719 Total 總計 840,755 778,308 Timing of revenue recognition 收入確認時間 At point in time 於某一時點 840,755 778,308 Material accounting policy information Revenues are derived principally from restaurant operations, delivery business and others. 重大會計政策資料 收入主要來自餐廳經營、外賣業務 及其他。

年度報告 2025 Annual Report 289 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 5. 收入（續） 重大會計政策資料（續） 餐廳經營 本集團擁有餐廳的收入於顧客享用 食品且付款時確認，即履行義務的 時候。餐廳經營的銷售額經扣除銷 售稅及折扣呈列。 本集團設立會員積分計劃，藉以向 於餐廳消費的顧客授予會員積分， 而顧客日後於餐廳購買或消費時可 動用會員積分進行抵銷。該等會員 積分授予顧客權利，可透過抵銷會 員積分進行消費，惟須於日後在餐 廳購買及消費時方可行使有關權 利。因此，對顧客的權利承諾構成 獨立履約責任。由菜單價格及會員 積分期限決定，交易價格按一定比 例獨立的售價基準於所提供餐廳經 營服務與會員積分之間作出分配。 各項會員積分的獨立售價乃根據顧 客兌換會員積分時所給予的權利 及本集團過往經驗顯示的積分兌換 可能性進行估計。當積分轉換為獎 勵並兌換時，或兌換的可能性較小 時，會員積分相關的履約責任視為 已履行，且財務狀況表的遞延金額 確認為收入。 5. REVENUE (Cont’d) Material accounting policy information (Cont’d) Restaurant operations Revenue from restaurants owned by the Group are recognized when a customer takes possession of the food and tenders payment, which is when the obligation performance is satisfied. Sales from restaurant operations are presented net of sales taxes and discounts. The Group operates a customer loyalty scheme through which loyalty points are granted to the customers on consuming in the restaurants that entitle them to consume by offsetting the loyalty points on future purchases and consumptions in the restaurants. These loyalty points provide a right to consume by offsetting the loyalty points to customers that they would not receive without past purchases and consumptions in the restaurants. The promise to provide the right to the customer is therefore a separate performance obligation. The transaction price is allocated between the restaurant operation service provided and the loyalty points on a pro-rata stand-alone selling price basis, as determined by menu pricing and loyalty points terms. The stand-alone selling price of each loyalty point is estimated based on the right to be given when the loyalty points are redeemed by the customer and the likelihood of redemption, as evidenced by the Group’s historical experience. The performance obligation related to loyalty points is deemed to have been satisfied, and the amount deferred in the statement of financial position is recognized as revenue, when the points are converted to a reward and redeemed, or the likelihood of redemption is remote.

290 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 5. 收入（續） 重大會計政策資料（續） 餐廳經營（續） 當客戶兌換時，出售預付卡及代金 券的所得款項確認為合約負債及收 入。預付卡及代金券無屆滿期限， 可按客戶需求用於餐廳未來消費。 外賣業務 本集團亦向客戶提供食品外賣服 務，客戶可通過第三方聚合平台或 向本集團的若干餐廳下單外賣食品。 當外賣食品的控制權轉移，即客戶 收取第三方聚合平台的外送員或本 集團的騎手送達的外賣食品時，本 集團確認收入，不包括配送費及平 台費用（倘食品由第三方聚合平台 配送）。 其他 其他收入包括向當地顧客及零售商 銷售二級品牌的火鍋調味品及食 品。其他收入於產品控制權轉移至 客戶時確認，該金額反映本集團預 期從該等產品交換所收取的代價。 5. REVENUE (Cont’d) Material accounting policy information (Cont’d) Restaurant operations (Cont’d) Proceeds from the sales of prepaid cards and vouchers are recognized as contract liabilities and recognized as revenues when redeemed by the customer. These prepaid cards and vouchers have no expiration and can be utilized in the future consumption in restaurants at customers’ discretion. Delivery business The Group also offers food delivery service to the customers who can order the takeaway food through third-party aggregators’ platforms or from certain of the Group’s restaurants. When control of the takeaway food has transferred, being at the point the customers receive the takeaway food delivered by the delivery staff of third-party aggregators or the Group’s own riders, the Group recognizes revenue, excluding delivery fees and platform charges if the food is delivered by the third-party aggregators. Others Other revenues include sales of hot pot condiment products and food under secondary brands to local guests and retailers. Other revenues are recognized at point in time upon transfer of control of products to customers in an amount that reflects the consideration the Group expects to receive in exchange for those products.

年度報告 2025 Annual Report 291 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 6. OTHER INCOME 6. 其他收入 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Interest income on: 利息收入： – bank deposits －銀行存款 7,014 4,438 – rental deposits －租賃押金 651 636 7,665 5,074 Government grants (Note) 政府補助（附註） 1,210 1,322 Others 其他 620 1,127 9,495 7,523 Note: The amounts mainly represent the subsidies received from the local governments for the Group’s business development. There were no unfulfilled conditions for all the government grants in the years in which they were recognized as other income. 附註： 該款項主要指就本集團業務發 展自當地政府收取的補貼。於 確認為其他收入的年度，所有 政府補助概無條件未獲達成。

292 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 7. OTHER EXPENSES 7. 其他開支 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Administrative expenses (Note) 行政開支（附註） 19,915 17,850 Consulting services expenses 諮詢服務開支 10,241 7,134 Bank charges 銀行服務費 14,066 12,505 Daily maintenance expenses 日常維護開支 8,130 7,439 Outsourcing service fee 外包服務費 24,638 19,507 Business development expenses 業務發展開支 7,269 3,945 Storage expenses 倉儲開支 2,836 2,355 87,095 70,735 Note: Administrative expenses mainly include expenses incurred on employee activities, commercial insurance, conference and other miscellaneous expenses, which individually are not material to the Group. 附註： 行政開支主要包括組織員工活 動、商業保險、會議以及其他 雜項所產生的開支，單獨而言 對本集團並不重大。

年度報告 2025 Annual Report 293 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 8. OTHER GAINS (LOSSES) – NET 8. 其他收益（虧損）淨額 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Net (impairment loss) reversal of impairment recognized, in respect of 就以下各項確認的（減值虧損） 減值撥回淨額 – property, plant and equipment (Note 15) －物業、廠房及設備（附註15） (1,236) (2,308) – right-of-use assets (Note 16) －使用權資產（附註16） (766) 2,355 (2,002) 47 Loss on disposal of property, plant and equipment and provision for early termination of leases 出售物業、廠房及設備的虧損 以及提前終止租賃的撥備 (3,014) (2,290) Net (loss) gain on lease termination 終止租賃淨（虧損）收益 (71) 829 Net foreign exchange gain (loss) 匯兌收益（虧損）淨額 14,144 (19,704) Net gain arising on financial assets at FVTPL (Note) 按公允值計入損益的金融資產 產生的收益淨額（附註） 1,711 3,100 Others 其他 (928) 94 Total 總計 9,840 (17,924) Note: Financial assets at FVTPL relates to investments in short-term money market funds. The funds are measured at fair value using quoted prices from liquid markets, which are Level 1 and 2 financial instruments in terms of IFRS 13: Fair Value Measurement. 附註： 按公允值計入損益的金融資產 與短期貨幣市場基金投資有 關。該等基金採用流通市場的 報價（為國際財務報告準則第 13號：公允值計量中的第一及 第二層級金融工具）按公允值 計量。

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

9. FINANCE COSTS 9. 財務成本

		2025 2025年 USD'000 千美元	2024 2024年 USD'000 千美元
Interests on lease liabilities	租賃負債利息	10,728	8,047
Interests charge on unwinding of provisions	解除撥備的利息開支	719	491
		11,447	8,538

10. INCOME TAX 10. 所得税

10.1. INCOME TAX EXPENSE 10.1. 所得税開支

		2025 2025年 USD'000 千美元	2024 2024年 USD'000 千美元
Current tax:	即期税項：		
– current year	－本年度	15,161	7,866
– under (over) provision of tax in prior years	－過往年度税項撥備不足（超額撥備）	103	(390)
Deferred tax (Note 10.2)	遞延税項（附註10.2）	(2,095)	4,368
		13,169	11,844

The Company is incorporated as an exempted company and as such is not subject to Cayman Islands taxation.

本公司註冊成立為一家獲豁免公司，因此，毋須繳納開曼群島税項。

The taxation of the Group is calculated at the rates prevailing in the relevant jurisdictions at 9% to 33% on the estimated assessable profits for the year ended December 31, 2025 (2024: 9% to 33%).

截至2025年12月31日止年度，本集團估計應課税溢利按相關司法權區的現行税率計算，為9%至33%（2024年：9%至33%）。

294 特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 295 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 附註： 17%指年內本集團業務所 在最大地區新加坡的本地 稅率。 10. 所得稅（續） 10.1. 所得稅開支（續） 年內所得稅開支可與綜合損益 及其他全面收益表內的稅前溢 利對賬如下： 10. INCOME TAX (Cont’d) 10.1. INCOME TAX EXPENSE (Cont’d) The income tax expense for the year can be reconciled to the profit before tax per the consolidated statements of profit or loss and other comprehensive income as follows: 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Profit before tax 稅前溢利 49,507 33,243 Tax at 17% (Note) 按17%計算的稅項（附註） 8,416 5,651 Tax effect of expenses not deductible for tax purposes 不可扣稅開支的稅務影響 4,911 4,762 Tax effect of income not taxable for tax purposes 毋須課稅收入的稅務影響 (196) (129) Tax effect of tax losses not recognized 未確認稅項虧損的稅務影響 3,274 2,840 Tax effect of deductible temporary differences not recognized and utilization of temporary differences not recognized previously 未確認可扣減暫時差額及動用 未曾確認的暫時差額的 稅務影響 (4,350) (847) Utilization of tax losses previously not recognized 動用未曾確認的稅項虧損 (1,232) (4,752) Tax exemption and rebates 稅務豁免及退稅 (104) (65) Withholding tax 預扣稅 2,488 2,810 Under (Over) provision of tax in prior years 過往年度稅項撥備不足 （超額撥備） 103 (390) Effect of different tax rates of subsidiaries operating in other jurisdictions 於其他司法權區經營的 附屬公司稅率不同的影響 477 1,561 Others 其他 (618) 403 Income tax expense for the year 年內所得稅開支 13,169 11,844 Note: 17% represents the domestic tax rate of Singapore, the largest region where the Group’s business located for the year.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

10. INCOME TAX *(Cont'd)*

10. 所得稅 *(續)*

10.2. DEFERRED TAX ASSETS (LIABILITIES)

10.2. 遞延稅項資產(負債)

For the purpose of presentation in the consolidated statements of financial position, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for the financial reporting purpose:

為呈列於綜合財務狀況表，若干遞延稅項資產及負債已予抵銷。遞延稅項結餘分析如下，供財務申報之用：

		2025 2025年 USD'000 千美元	2024 2024年 USD'000 千美元
Deferred tax assets	遞延稅項資產	57,903	51,916
Deferred tax liabilities	遞延稅項負債	(59,362)	(55,621)
		(1,459)	(3,705)

The followings are the major deferred tax assets and liabilities recognized and movements thereon during the year:

下表為年內確認的主要遞延稅項資產及負債及其變動：

		Accelerated tax depreciation 加速稅項折舊 USD'000 千美元	Right-of-use assets 使用權資產 USD'000 千美元	Lease liabilities 租賃負債 USD'000 千美元	Tax losses 稅項虧損 USD'000 千美元	Others 其他 USD'000 千美元	Total 總計 USD'000 千美元
At January 1, 2024	於2024年1月1日	(1,808)	(42,427)	41,752	2,158	973	648
Credit (Charge) to profit or loss (Note 10.1)	於損益計入(扣除)(附註10.1)	313	(7,706)	8,385	(783)	(4,577)	(4,368)
Exchange adjustments	匯兌調整	(9)	2,281	(2,020)	(202)	(35)	15
At December 31, 2024	於2024年12月31日	(1,504)	(47,852)	48,117	1,173	(3,639)	(3,705)
Credit (Charge) to profit or loss (Note 10.1)	於損益計入(扣除)(附註10.1)	1,292	(3,245)	3,780	242	26	2,095
Exchange adjustments	匯兌調整	(362)	(1,267)	1,281	63	436	151
At December 31, 2025	於2025年12月31日	(574)	(52,364)	53,178	1,478	(3,177)	(1,459)

296
特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 297 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 10. 所得稅（續） 10.2. 遞延稅項資產（負債）（續） 並無就下列項目確認遞延稅項 資產： 10. INCOME TAX (Cont’d) 10.2. DEFERRED TAX ASSETS (LIABILITIES) (Cont’d) Deferred tax assets have not been recognized in respect of the following items: 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Tax losses (Note i) 稅項虧損（附註i） 114,405 127,280 Other deductible temporary differences (Note ii) 其他可扣減暫時差額（附註ii） 44,162 81,177 158,567 208,457 Notes: i. Included in unrecognized tax losses are losses of USD46,827,000 that will expire in 2026 to 2034 (2024: USD60,558,000 that will expire in 2026 to 2034) and tax losses of USD67,578,000 (2024: USD66,722,000) may be carried forward indefinitely. No deferred tax asset has been recognized in relation to the above tax losses due to the unpredictability of future profit streams of those loss-making subsidiaries and it is not probable that taxable profit will be available against which the tax losses can be utilized. ii. As at December 31, 2025, the Group has other deductible temporary differences of USD44,162,000 (2024: USD81,177,000) mainly arising from temporary differences of impairment loss and leasing transactions that may be carried forward indefinitely. No deferred tax asset has been recognized in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized. 附註： i. 未確認稅項虧損包括 46,827,000美元的虧損， 將於2026年至2034年到 期（2024年：60,558,000 美元，將於2026年至2034 年到期）及67,578,000美 元的稅項虧損（2024年： 66,722,000美元），可永久 結轉。 由於無法預測該等虧損附屬 公司的未來溢利來源且不大 可能有應課稅溢利可抵銷可 動用稅項虧損，故並無就上 述稅項虧損確認遞延稅項資 產。 ii. 於2025年12月31日，本集 團其他可扣減暫時差額為 44,162,000美元（2024年： 81,177,000美元），主要由 減值虧損及可永久結轉的租 賃交易的暫時差額產生。由 於不太可能獲得用於抵扣可 扣減暫時差額的應課稅溢 利，因此未確認與該可扣減 暫時差額相關的遞延稅項資 產。

298 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 11. 年內溢利 本集團的年內溢利經扣除（計入）以 下計算得出： 11. PROFIT FOR THE YEAR The Group’s profit for the year have been arrived at after charging (crediting): 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Depreciation of property, plant and equipment 物業、廠房及設備折舊 43,642 43,939 Depreciation of right-of-use assets 使用權資產折舊 38,902 36,910 Amortization of intangible assets 無形資產攤銷 107 123 Total depreciation and amortization 折舊及攤銷總額 82,651 80,972 Property and equipment rentals: 物業及設備租金： – Premises and equipment (short-term leases) －物業及設備（短期租賃） 2,928 2,307 – Restaurants －餐廳 – Variable lease payments (Note 16) －可變租賃付款（附註16） 4,070 4,005 Subtotal 小計 6,998 6,312 Other rental related expenses 其他租金相關開支 17,237 13,824 Total rentals and related expenses 租金及相關開支總額 24,235 20,136 Directors’ emoluments 董事薪酬 1,821 1,572 Other staff cost： 其他員工成本： Salaries and other allowance 薪金及其他津貼 259,579 236,923 Employee welfare 員工福利 10,750 8,459 Retirement benefit contribution 退休福利供款 13,205 12,339 Total staff costs 員工成本總額 285,355 259,293 Auditor’s remuneration 核數師酬金 1,214 1,078 Note: The variable lease payments refers to the property rentals based on pre-determined percentages of revenue less minimum rentals of the respective leases. 附註： 可變租賃付款指根據收益的預 定百分比計算的物業租金減相 關租賃的最低租金。

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

12. EMOLUMENTS OF DIRECTORS AND CHIEF EXECUTIVE

Mr. LI Yu was appointed as the chief executive officer on March 30, 2023 and resigned as the chief executive officer on July 1, 2024, while remaining as the executive director. On March 17, 2025, he has been appointed as the chief operating officer. Mr. WANG Jinping resigned as the executive Director and chief operating officer of the Company on July 1, 2024. Ms. June YANG Lijuan has been appointed as the executive director and chief executive officer of the Company on July 1, 2024. Ms. SHU Ping has been appointed as the chairperson of the Board, a non-executive Director, an Authorized Representative, a member of the Remuneration Committee and the chairperson of the Nomination Committee on December 13, 2023.

The emoluments paid or payable to the directors and chief executive of the Company (including emoluments for services as employees/directors of the group entities or the Group prior to becoming the directors of the Company) by entities comprising the Group during the year, disclosed pursuant to the applicable Listing Rules and the Hong Kong Companies Ordinance, are as follows:

12. 董事及最高行政人員薪酬

李瑜先生於2023年3月30日獲委任為首席執行官，並於2024年7月1日辭任首席執行官職務，但仍擔任執行董事。於2025年3月17日，彼獲委任為首席運營官。王金平先生於2024年7月1日辭任本公司執行董事及首席運營官職務。楊利娟女士於2024年7月1日已獲委任為本公司執行董事兼首席執行官。舒萍女士於2023年12月13日已獲委任為董事會主席、非執行董事、授權代表、薪酬委員會成員及提名委員會主席。

根據適用上市規則及《香港公司條例》披露的本集團旗下實體於本年度內已付或應付本公司董事及最高行政人員的薪酬（包括擔任本公司董事前作為集團實體或本集團僱員／董事的服務薪酬）如下：

		For the year ended December 31, 2025 截至2025年12月31日止年度				
		Directors' fee 董事袍金 USD'000 千美元	Salaries and allowances 薪金及津貼 USD'000 千美元	Performance-based bonuses 績效相關花紅 USD'000 千美元 (Note ii) (附註ii)	Retirement benefit scheme contributions 退休福利計劃供款 USD'000 千美元	Total 總計 USD'000 千美元
Executive directors (Note i):	執行董事（附註i）：					
Ms. June YANG Lijuan	楊利娟女士	70	628	11	12	721
Mr. LI Yu	李瑜先生	–	305	723	–	1,028
Ms. LIU Li	劉麗女士	–	196	157	13	366
Non-executive director (Note iii):	非執行董事（附註iii）：					
Ms. SHU Ping	舒萍女士	–	141	–	20	161
Independent non-executive directors (Note iv):	獨立非執行董事（附註iv）：					
Mr. TAN Kang Uei Anthony	陳康威先生	61	–	–	–	61
Mr. TEO Ser Luck	張思樂先生	61	–	–	–	61
Mr. LIEN Jown Jing Vincent	連宗正先生	61	–	–	–	61
Total	總計	253	1,270	891	45	2,459

年度報告
2025 Annual Report
299

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

12. EMOLUMENTS OF DIRECTORS AND CHIEF EXECUTIVE *(Cont'd)*

12. 董事及最高行政人員薪酬（續）

		For the year ended December 31, 2024 截至2024年12月31日止年度				
		Directors' fee 董事袍金 USD'000 千美元	Salaries and allowances 薪金及津貼 USD'000 千美元	Performance-based bonuses 績效相關花紅 USD'000 千美元 (Note ii) （附註ii）	Retirement benefit scheme contributions 退休福利計劃供款 USD'000 千美元	Total 總計 USD'000 千美元
Executive directors (Note i):	**執行董事（附註i）：**					
Ms. June YANG Lijuan	楊利娟女士	35	193	–	5	233
Mr. WANG Jinping	王金平先生	–	178	153	13	344
Mr. LI Yu	李瑜先生	–	256	347	–	603
Ms. LIU Li	劉麗女士	–	183	175	13	371
Non-executive director (Note iii):	**非執行董事（附註iii）：**					
Ms. SHU Ping	舒萍女士	–	139	–	19	158
Independent non-executive directors (Note iv):	**獨立非執行董事（附註iv）：**					
Mr. TAN Kang Uei Anthony	陳康威先生	60	–	–	–	60
Mr. TEO Ser Luck	張思樂先生	60	–	–	–	60
Mr. LIEN Jown Jing Vincent	連宗正先生	60	–	–	–	60
Total	總計	215	949	675	50	1,889

Notes:

i. The executive directors' emoluments shown above were paid for their services in connection with the management of the affairs of the Company and the Group.

ii. Performance-based bonuses were determined based on the individual's performance.

iii. The non-executive director's emoluments shown above were paid for her services as a non-executive director of the Company.

iv. The independent non-executive directors' emoluments shown above were paid for their services as independent non-executive directors of the Company.

附註：

i. 以上所示執行董事的薪酬乃就彼等與管理本公司及本集團事務有關的服務而支付。

ii. 績效相關花紅乃根據個人表現釐定。

iii. 以上所示非執行董事的薪酬乃就其作為本公司非執行董事的服務而支付。

iv. 以上所示獨立非執行董事的薪酬乃就彼等作為本公司獨立非執行董事的服務而支付。

300 特海国际控股有限公司 Super Hi International Holding Ltd.

年度報告 2025 Annual Report 301 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 12. 董事及最高行政人員薪酬（續） 於本年度，本公司董事或最高行政 人員概無根據任何安排放棄或同意 放棄領取酬金。 以上所示執行董事的薪酬乃就彼等 與管理本公司及本集團事務有關的 服務而支付。 除附註35所披露者外，概無其他 有關本集團業務而本公司為其中訂 約方，且本公司董事直接或間接擁 有重大權益的重要交易、安排及合 約，於截至2024年及2025年12月 31日止年度末時或年內任何時間仍 然存續。 12. EMOLUMENTS OF DIRECTORS AND CHIEF EXECUTIVE (Cont’d) There was no arrangement under which a director of the Company or the chief executive waived or agreed to waive any remuneration during the year. The executive directors’ emoluments shown above were for their services in connection with the management of the affairs of the Company and the Group. Save for the disclosure in the Note 35, no significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of or at any time during the year ended December 31, 2024 and 2025.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

13. FIVE HIGHEST PAID EMPLOYEES

13. 五名最高薪員工

The five highest paid employees of the Group for the year ended December 31, 2025 included 2 (2024: 1) director, details of whose remuneration are set out in Note 12. Details of the remuneration for the remaining individuals who are neither a director nor chief executive of the Company for the year were as follows:

截至2025年12月31日止年度，本集團五名最高薪員工包括2名（2024年：1名）董事，有關薪酬詳情載於附註12。餘下既非本公司董事亦非最高行政人員的人士於年內的薪酬詳情如下：

		2025 2025年 USD'000 千美元	2024 2024年 USD'000 千美元
Salaries and allowances	薪金及津貼	1,070	785
Performance-based bonuses	績效相關花紅	1,404	1,477
Contribution to retirement benefit scheme	退休福利計劃供款	79	115
		2,553	2,377

The number of the highest paid employees who are not the directors of the Company whose remuneration fell within the following bands is as follows:

非本公司董事但薪酬屬於以下範圍的最高薪員工人數如下：

		2025 2025年 Number of employees 員工人數	2024 2024年 Number of employees 員工人數
HKD3,000,001 to HKD3,500,000	3,000,001港元至3,500,000港元	–	–
HKD4,000,001 to HKD4,500,000	4,000,001港元至4,500,000港元	–	2
HKD4,500,001 to HKD5,000,000	4,500,001港元至5,000,000港元	–	1
HKD5,000,001 to HKD5,500,000	5,000,001港元至5,500,000港元	1	1
HKD6,000,001 to HKD6,500,000	6,000,001港元至6,500,000港元	1	–
HKD8,000,001 to HKD8,500,000	8,000,001港元至8,500,000港元	1	–
Total	總計	3	4

During the year, no emoluments were paid by the Group to any of the directors of the Company or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office (2024: Nil).

年內，本集團概無向本公司董事或五名最高薪人士支付任何酬金作為加入或加入本集團時的獎勵或離職補償（2024年：無）。

302 特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 303 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 14. 每股盈利 本公司擁有人應佔每股基本盈利乃 根據以下數據計算： 14. EARNINGS PER SHARE The calculation of the basic earnings per share attributable to the owners of the Company is based on the following data: 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Profit for the year attributable to the owners of the Company for the purpose of calculating earnings per share 用於計算每股盈利的本公司 擁有人應佔年內溢利 36,429 21,801 2025 2024 2025年 2024年 ’000 ’000 千股 千股 Weighted average number of ordinary shares for the purpose of calculating earnings per share (Note) 用於計算每股盈利的普通股 加權平均數（附註） 588,366 576,727 Note: The weighted average number of ordinary shares for the purpose of basic earnings per share has been determined on the basis of the shares issued by the Company excluding the 61,933,000 shares held under share award scheme. No diluted earnings per share for the years ended December 31, 2025 and 2024 was presented as there were no potential ordinary shares in issue for the years ended December 31, 2025 and 2024. 附註： 用於計算每股基本盈利的普通 股加權平均數乃按本公司已發 行股份基準釐定，不包括股份 獎勵計劃項下所持61,933,000 股股份。 由於截至2025年及2024年12 月31日止年度並無已發行潛在 普通股，故並無呈列截至2025 年及2024年12月31日止年度 的每股攤薄盈利。

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

15. PROPERTY, PLANT AND EQUIPMENT 15. 物業、廠房及設備

		Leasehold improvement 租賃物業裝修 USD'000 千美元	Machinery 機器 USD'000 千美元	Transportation equipment 運輸設備 USD'000 千美元	Furniture and fixture 家具及裝置 USD'000 千美元	Renovation in progress 進行中的裝修 USD'000 千美元	Total 總計 USD'000 千美元
COST	**成本**						
At January 1, 2024	於2024年1月1日	301,500	15,712	1,505	32,938	14,475	366,130
Additions (Note i)	添置(附註i)	5,520	1,589	274	3,352	26,679	37,414
Transfer from renovation in progress	轉自進行中的裝修	30,251	-	-	-	(30,251)	-
Disposals	出售	(9,564)	(1,204)	(167)	(1,216)	(1,183)	(13,334)
Exchange adjustments	匯兑調整	(6,502)	(490)	(134)	(847)	(672)	(8,645)
At December 31, 2024	於2024年12月31日	321,205	15,607	1,478	34,227	9,048	381,565
Additions (Note i)	添置(附註i)	2,188	1,722	241	4,087	43,193	51,431
Transfer from renovation in progress	轉自進行中的裝修	39,586	17	-	5	(39,608)	-
Disposals	出售	(14,604)	(3,705)	(29)	(2,858)	(86)	(21,282)
Exchange adjustments	匯兑調整	14,071	696	56	1,037	213	16,073
At December 31, 2025	於2025年12月31日	362,446	14,337	1,746	36,498	12,760	427,787
DEPRECIATION AND IMPAIRMENT	**折舊及減值**						
At January 1, 2024	於2024年1月1日	175,377	6,899	922	14,134	74	197,406
Charge for the year	年內扣除	37,564	2,741	163	3,471	-	43,939
Net impairment recognized in profit or loss	於損益中確認的減值淨額	1,209	24	-	1,075	-	2,308
Eliminated on disposals	出售時撇銷	(8,852)	(867)	(129)	(1,201)	(75)	(11,124)
Exchange adjustments	匯兑調整	(2,056)	(254)	(107)	(449)	1	(2,865)
At December 31, 2024	於2024年12月31日	203,242	8,543	849	17,030	-	229,664
Charge for the year	年內扣除	36,796	2,312	173	4,361	-	43,642
Net impairment recognized in profit or loss	於損益中確認的減值淨額	1,046	(33)	-	223	-	1,236
Eliminated on disposals	出售時撇銷	(12,431)	(3,391)	(16)	(2,288)	-	(18,126)
Exchange adjustments	匯兑調整	10,015	346	39	670	-	11,070
At December 31, 2025	於2025年12月31日	238,668	7,777	1,045	19,996	-	267,486
CARRYING AMOUNT	**賬面值**						
At December 31, 2025	於2025年12月31日	123,778	6,560	701	16,502	12,760	160,301
At December 31, 2024	於2024年12月31日	117,963	7,064	629	17,197	9,048	151,901

304
特海国际控股有限公司
Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

15. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

Note i:

In 2025, the Group purchased for new additions of USD51,431,000 and renovation fee payables carried forward from prior year of USD4,144,000 (Note 23). There is USD4,512,000 remains unpaid included in renovation fee payables (Note 23). The Group also made prepayments to suppliers for renovation works of USD3,169,000 (2024: USD1,075,000) (Note 19).

In 2024, the Group purchased for new additions of USD37,414,000 and renovation fee payables carried forward from prior year of USD1,472,000 (Note 23). There is USD4,144,000 remains unpaid included in renovation fee payables (Note 23).

Note ii:

The above items of property, plant and equipment, except for renovation in progress, after taking into account the residual value, are depreciated on a straight-line basis at the following rates per annum:

Leasehold improvement	5.56% – 33.00% or lease term
Machinery	12.50% – 33.00%
Transportation equipment	10.00% – 25.00%
Furniture and fixture	5.26% – 33.00%

15. 物業、廠房及設備 *(續)*

附註i：

於2025年，本集團購買新添置51,431,000美元及由上一年度結轉的應付裝修費4,144,000美元（附註23）。應付裝修費中4,512,000美元尚未支付（附註23）。本集團亦就裝修工程向供應商支付預付款項3,169,000美元（2024年：1,075,000美元）（附註19）。

於2024年，本集團購買新添置37,414,000美元及由上一年度結轉的應付裝修費1,472,000美元（附註23）。應付裝修費中4,144,000美元尚未支付（附註23）。

附註ii：

上述物業、廠房及設備項目（進行中的裝修除外）經計及剩餘價值按直線基準以下列年率折舊：

租賃物業裝修	按5.56% – 33.00%或租期
機器	12.50% – 33.00%
運輸設備	10.00% – 25.00%
家具及裝置	5.26% – 33.00%

年度報告
2025 Annual Report
305

306 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 15. 物業、廠房及設備（續） 估計不明朗因素的主要來源 物業、廠房及設備以及使用權資產 的減值評估 物業、廠房及設備以及使用權資產 乃於有任何事件或事態變動顯示資 產賬面值不可收回時進行減值審 查。於各報告日期末，管理層亦評 估若干物業、廠房及設備以及使用 權資產是否存在減值撥回跡象。對 於餐廳資產，在單個餐廳層面以現 金產生單位（現金產生單位）進行減 值測試。 現金產生單位的可收回金額乃根據 使用價值計算得出。該項計算使 用貼現現金流量預測，乃基於本 集團管理層就剩餘租期（介乎1至 5年）核准的財務預算，於2025年 及2024年12月31日，稅前貼現率 每年介乎7.7%至18.8%及8.1%至 19.6%之間，貼現率在不同國家經 營餐廳有所不同。就剩餘租期超過 5年的該等現金產生單位而言，超 出5年期之現金流量乃採用穩定增 長率每年0%至3%推算。其他使用 價值計算的主要假設與現金流入╱ 流出的估計有關，當中包括收益增 長率及於預測期內成本及經營開支 佔收入的平均百分比，有關估計乃 基於現金產生單位的過往表現及管 理層對市場發展的預期。 15. PROPERTY, PLANT AND EQUIPMENT (Cont’d) Key sources of estimation uncertainty Impairment assessment of property, plant and equipment and right-of-use assets Property, plant and equipment and right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. At the end of each reporting date, management also assessed if there were indications for reversal of impairment on certain property, plant and equipment and right-of-use assets. For restaurant assets, impairment is tested at the individual restaurant level as a cash generating unit (CGU). The recoverable amounts of CGUs have been determined based on value in use calculation. That calculation used discounted cash flow projections based on financial budgets approved by the management of the Group covering the remaining lease periods which are between 1 to 5 years with pre-tax discount rates ranging from 7.7% to 18.8% and 8.1% to 19.6% per annum as at December 31, 2025 and 2024 which varies in restaurants operated in different countries. Cash flows beyond the 5-year period for those CGUs with remaining lease terms more than 5 years are extrapolated using a steady 0% to 3% growth rate per annum. Other key assumptions for the value in use calculations related to the estimation of cash inflows/outflows included revenue growth rate and average percentage of costs and operating expenses of revenue for the forecast periods, which are based on the CGUs’ past performance and the management’s expectations for the market development.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

15. PROPERTY, PLANT AND EQUIPMENT *(Cont'd)*

Key sources of estimation uncertainty *(Cont'd)*

Impairment assessment of property, plant and equipment and right-of-use assets (Cont'd)

Based on the results of the assessments, the management of the Group determined that the recoverable amounts of certain CGUs are lower than the carrying amounts because of continuing weak performance due to competition and market conditions. The impairment loss has been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not reduced below the highest of its fair value less cost of disposal, its value in use and zero. During the year, some restaurants have achieved significant improvement in their operations because of the optimization of internal management and general improvement of market conditions. Accordingly, management of the Group determined that the recoverable amounts of certain CGUs are higher than the carrying amounts. The reversal of impairment loss for the CGUs have been allocated to each category of property, plant and equipment and right-of-use assets such that the carrying amount of each category of asset is not increased above its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods.

Based on the value in use calculation and the allocation, gross impairment loss of USD2,530,000 and USD5,332,000, and gross reversal of USD1,294,000 and USD3,024,000 and has been recognized against the carrying amount of property, plant and equipment for the years ended December 31, 2025 and 2024, respectively. As at December 31, 2025 and 2024, the accumulated impairment losses of USD31,158,000 and USD36,008,000 in respect of property, plant and equipment that have been recognized.

Based on the value in use calculation and the allocation, gross impairment loss of USD1,632,000 and USD776,000 and gross reversal of USD866,000 and USD3,131,000 has been recognized against the carrying amount of right-of-use assets for the years ended December 31, 2025 and 2024 respectively. As at December 31, 2025 and 2024, the accumulated impairment losses of USD21,613,000 and USD22,159,000 in respect of right-of-use assets that have been recognized.

15. 物業、廠房及設備 *(續)*

估計不明朗因素的主要來源 *(續)*

物業、廠房及設備以及使用權資產的減值評估(續)

根據評估的結果，由於競爭及市場環境導致表現持續疲弱，本集團管理層認為，若干現金產生單位的可收回金額低於其賬面值。減值虧損已分配至各類物業、廠房及設備以及使用權資產，以確保各類資產的賬面值不會減至低於其公允值減去處置成本、使用價值及零的最高者。於年內，由於內部管理優化及市場環境普遍改善，部分餐廳的經營已取得顯著改善。因此，本集團管理層認為，若干現金產生單位的可收回金額高於其賬面值。現金產生單位減值虧損撥回已分配至各類物業、廠房及設備以及使用權資產，以確保各類資產的賬面值不會增至高於其可收回金額，亦不會高於假設過往期間並無就該項資產確認減值虧損時原應釐定之賬面值。

根據使用價值的計算及分配，截至2025年及2024年12月31日止年度已就物業、廠房及設備的賬面值確認減值虧損總額分別為2,530,000美元及5,332,000美元，以及撥回總額分別為1,294,000美元及3,024,000美元。於2025年及2024年12月31日，已確認的物業、廠房及設備的累計減值虧損分別為31,158,000美元及36,008,000美元。

根據使用價值的計算及分配，截至2025年及2024年12月31日止年度，已就使用權資產的賬面值確認減值虧損總額分別為1,632,000美元及776,000美元，以及撥回總額分別為866,000美元及3,131,000美元。於2025年及2024年12月31日，已確認的使用權資產的累計減值虧損分別為21,613,000美元及22,159,000美元。

年度報告
2025 Annual Report 307

308 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 16. RIGHT-OF-USE ASSETS 16. 使用權資產 Leased properties 租賃物業 USD’000 千美元 At December 31, 2024 於2024年12月31日 Carrying amount 賬面值 185,514 At December 31, 2025 於2025年12月31日 Carrying amount 賬面值 204,180 For the year ended December 31, 2024 截至2024年12月31日止年度 Depreciation charge 折舊費用 36,910 Reversal of impairment loss recognized in profit or loss 於損益中確認的減值虧損撥回 (2,355) For the year ended December 31, 2025 截至2025年12月31日止年度 Depreciation charge 折舊費用 38,902 Impairment loss recognized in profit or loss 於損益中確認的減值虧損 766 Details of impairment assessment of right-of-use assets are set out in Note 15. 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Amount recognized in profit or loss: 於損益中確認的金額： Expense relating to short-term leases 與短期租賃有關的開支 2,928 2,307 Variable lease payments not included in the measurement of lease liabilities 未計入租賃負債計量的 可變租賃付款 4,070 4,005 Other movements: 其他變動： Total cash outflow for leases (Note) 租賃現金流出總額（附註） 58,033 49,848 Additions to right-of-use assets 添置使用權資產 43,740 56,896 Derecognition of right-of-use assets arising from lease termination 終止確認因租賃終止 而產生的使用權資產 (903) (7,272) Remeasurement of provision for restoration 重新計量復墾撥備 467 3,850 Increase due to the modification of leases 因租賃變更而上漲 10,184 6,781 有關使用權資產減值評估之詳情載 於附註15。

年度報告 2025 Annual Report 309 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 16. 使用權資產（續） 附註： 該金額包括於融資現金流量中呈列 的租賃負債的本金及利息部分付款 51,035,000美元（2024年：43,536,000 美元），及於經營現金流量中呈列的可 變租賃付款及短期租賃付款6,998,000 美元（2024年：6,312,000美元）。 年內，本集團租賃各種樓宇用於其營 運。租賃合約的固定期限為12個月至 20年，但可能具有如下所述的終止選擇 權。租賃條款乃根據個別基準協商，包 含各種不同的條款及條件。於釐定租期 及評估不可撤銷期間的長度時，本集團 應用合約的定義並釐定合約可強制執行 的期間。 可變租賃付款 截至2025年12月31日止年度，餐 廳的租賃僅具有固定租賃付款或包 含基於銷售額0.3%至10.0%（2024 年：0.3%至10.0%）的可變租賃付 款（但在租賃期內具有固定的最低 年度租賃付款）。付款條款為於本集 團經營所在國家及地區的餐廳所公 用。年內已付予有關出租人的固定 及可變租賃付款金額如下： 16. RIGHT-OF-USE ASSETS (Cont’d) Note: The amount includes payments of principal and interest portion of lease liabilities of USD51,035,000 (2024: USD43,536,000) which are presented in financing cash flows and payment of variable lease payments and short-term leases of USD6,998,000 (2024: USD6,312,000) which are presented in operating cash flows. During the year, the Group leases various buildings for its operations. Lease contracts are entered into for fixed terms of 12 months to 20 years, but may have termination options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable. Variable lease payments Leases of restaurants are either with only fixed lease payments or contain variable lease payment that are based on 0.3% to 10.0% (2024: 0.3% to 10.0%) of sales with minimum annual lease payments that are fixed over the lease term for the year ended December 31, 2025. The payment terms are common in restaurants in the countries and areas where the Group operates. The amounts of fixed and variable lease payments paid to relevant lessors for the year are as follows:

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

16. RIGHT-OF-USE ASSETS *(Cont'd)*　16. 使用權資產（續）

Variable lease payments *(Cont'd)*　可變租賃付款（續）

For the year ended December 31, 2025　截至2025年12月31日止年度

		Number of leases 租約數目	Fixed payments 固定付款 USD'000 千美元	Variable payments 可變付款 USD'000 千美元	Total payments 付款總額 USD'000 千美元
Office premises without variable lease payments	不具有可變租賃付款的辦公室物業	11	514	–	514
Leases without variable lease payments	不具有可變租賃付款的租賃	284	27,850	–	27,850
Leases with variable lease payments	具有可變租賃付款的租賃	79	25,599	4,070	29,669
Total	總計	374	53,963	4,070	58,033

For the year ended December 31, 2024　截至2024年12月31日止年度

		Number of leases 租約數目	Fixed payments 固定付款 USD'000 千美元	Variable payments 可變付款 USD'000 千美元	Total payments 付款總額 USD'000 千美元
Office premises without variable lease payments	不具有可變租賃付款的辦公室物業	10	457	–	457
Leases without variable lease payments	不具有可變租賃付款的租賃	225	25,298	–	25,298
Leases with variable lease payments	具有可變租賃付款的租賃	72	20,088	4,005	24,093
Total	總計	307	45,843	4,005	49,848

310 特海国际控股有限公司 Super Hi International Holding Ltd.

年度報告 2025 Annual Report 311 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 16. 使用權資產（續） 可變租賃付款（續） 使用可變付款條款的整體財務影響 為銷售額較高的店舖將產生更高的 租金成本。於未來年度，預期可變 租金開支佔店舖銷售額的比例類似。 終止選擇權 本集團的多項餐廳租賃具有終止選 擇權。就管理本集團運營中使用的 資產而言，該等選擇權可最大程度 地提高運營靈活性。持有的大多數 終止選擇權只能由本集團行使，而 非由相關出租人行使。 本集團於租賃開始日期進行評估， 並合理確定不會行使終止選擇權。 此外，在發生承租人控制範圍內的 重大事件或重大情況變化時，本集 團會重新評估是否可合理確定不會 行使終止選擇權。 年內，本集團決定於若干餐廳原租 期到期前終止經營該等餐廳。因 此，本集團合理確認行使有關餐廳 租賃協議規定的終止選擇權，並已 調整租賃負債及使用權資產以反映 較短的租期。任何差額將於損益內 確認為提前終止撥備。 16. RIGHT-OF-USE ASSETS (Cont’d) Variable lease payments (Cont’d) The overall financial effect of using variable payment terms is that higher rental costs are incurred by stores with higher sales. Variable rental expenses are expected to continue to represent a similar proportion of store sales in future years. Termination options The Group has termination options in a number of leases for restaurants. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of termination options held are exercisable only by the Group and not by the respective lessors. The Group assessed at the lease commencement date and concluded it is reasonably certain not to exercise the termination options. In addition, the Group reassesses whether it is reasonably certain not to exercise a termination option, upon the occurrence of either a significant event or a significant change in circumstances that is within the control of the lessee. During the year, the Group decided to discontinue the operations of certain restaurants before the expiry of original lease terms of those restaurants. As a result, the Group is reasonably certain to exercise the termination option stipulated in the lease agreements for the relevant restaurants, and lease liabilities and right-of-use assets have been adjusted to reflect the shorter lease term. Any differences will be recognized in profit and loss as provision for early termination.

312 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 16. 使用權資產（續） 租賃限制或契諾 於年末，確認租賃負債228,801,000 美元（2024年：212,626,000美元）， 相關使用權資產為204,180,000美元 （2024年：185,514,000美元）。除出 租人持有的保證金外，租賃協議不施 加任何契諾。租賃資產不得用作借款 抵押。 租賃承擔 於年末，本集團就尚未開業的幾家 餐廳訂立新的租約，平均不可撤銷 期限介乎3至16年（2024年：3至5 年）。不可撤銷期間的未來未貼現 現金流量總額為45,464,000美元 （2024年：1,192,000美元）。 16. RIGHT-OF-USE ASSETS (Cont’d) Restrictions or covenants on leases Lease liabilities of USD228,801,000 (2024: USD212,626,000) are recognized with related right-of-use assets of USD204,180,000 (2024: USD185,514,000) as at year end. The lease agreements do not impose any covenants other than the security deposits that are held by the lessor. Leased assets may not be used as security for borrowing purposes. Leases committed As at year end, the Group has entered into new leases for several restaurants that have yet to commence, with average non-cancellable period ranging from 3 to 16 years (2024: 3 to 5 years), the total future undiscounted cash flows over the non-cancellable period amounted to USD45,464,000 (2024: USD1,192,000).

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

17. INTANGIBLE ASSETS

17. 無形資產

		Software 軟件 USD'000 千美元	License 牌照 USD'000 千美元	Brand name 品牌 (Note) (附註) USD'000 千美元	Total 總計 USD'000 千美元
COST	**成本**				
At January 1, 2024	於2024年1月1日	169	486	1,600	2,255
Additions	添置	7	–	–	7
Disposals	出售	(10)	–	–	(10)
Exchange adjustments	匯兌調整	1	(2)	–	(1)
At December 31, 2024	於2024年12月31日	167	484	1,600	2,251
Additions	添置	126	9	–	135
Disposals	出售	(68)	(59)	–	(127)
Exchange adjustments	匯兌調整	22	1	–	23
At December 31, 2025	於2025年12月31日	247	435	1,600	2,282
ACCUMULATED DEPRECIATION	**累計折舊**				
At January 1, 2024	於2024年1月1日	87	166	–	253
Charge for the year	年內扣除	58	65	–	123
Exchange adjustments	匯兌調整	–	(3)	–	(3)
At December 31, 2024	於2024年12月31日	145	228	–	373
Charge for the year	年內扣除	79	28	–	107
Disposals	出售	(68)	(59)	–	(127)
Exchange adjustments	匯兌調整	18	–	–	18
At December 31, 2025	於2025年12月31日	174	197	–	371
ACCUMULATED IMPAIRMENT	**累計減值**				
At January 1, 2024, December 31, 2024 and December 31, 2025	於2024年1月1日、2024年12月31日及2025年12月31日	–	–	1,600	1,600
CARRYING AMOUNT	**賬面值**				
At December 31, 2025	於2025年12月31日	73	238	–	311
At December 31, 2024	於2024年12月31日	22	256	–	278

年度報告
2025 Annual Report
313

314 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 17. 無形資產（續） 附註： 該品牌於2016年在紐約成立， 在保留客戶和HN&T的整體運 營方面發揮了關鍵作用。作為 米其林獲獎品牌，HN&T已經 獲得了當地媒體的廣泛好評， 本集團管理層希望該品牌能夠 帶來經濟效益，吸引更多的當 地客戶，為本集團創造現金流 量淨額。 因此，該品牌被本集團管理層 視為具有無限可使用年期，因 為該品牌預計將無限期地貢獻 現金流入淨額。該品牌在其使 用年期被確定為有限前不會被 攤銷，相反，其將每年進行減 值測試及當有跡象表明其可能 發生減值時進行減值測試。品 牌名於過往年度全數減值，其 賬面金額因而仍為零。 18. 存貨 17. INTANGIBLE ASSETS (Cont’d) Note: The brand name was founded in New York in 2016 and played a crucial role in the retention of customer and overall operation of the HN&T. Being a Michelin awarded brand, HN&T had garnered wide range of positive reviews from the local media which the management of the Group expected the brand to bring in economic benefits and attract more local customers to generate net cash flows for the Group. As a result, the brand name was considered by the management of the Group as having an indefinite useful life because it was expected to contribute to net cash inflows indefinitely. The brand name will not be amortized until its useful life is determined to be finite. Instead it will be tested for impairment annually and whenever there is an indication that it may be impaired. The brand name was fully impaired in prior years, and accordingly its carrying amount remains nil. 18. INVENTORIES 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Condiment products 調味品 7,779 7,451 Food ingredients 食材 17,065 14,293 Beverage 飲料 2,071 1,634 Other materials 其他材料 10,604 8,143 37,519 31,521

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

19. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS

19. 貿易及其他應收款項以及預付款項

		2025 2025年 USD'000 千美元	2024 2024年 USD'000 千美元
Trade receivables (Note i)	貿易應收款項（附註i）	18,042	14,952
Other receivables and prepayments:	其他應收款項及預付款項：		
Prepayment to suppliers (Note ii)	向供應商預付款項（附註ii）	12,923	14,584
Others (Note iii)	其他（附註iii）	6,973	3,552
		19,896	18,136
Total	總計	37,938	33,088
Current	即期	35,652	30,754
Non-current (Note iii)	非即期（附註iii）	2,286	2,334
		37,938	33,088

As at January 1, 2024, trade receivables from contracts with customers amounted to USD18,430,000.

於2024年1月1日，來自客戶合約的貿易應收款項為18,430,000美元。

Notes:

i. Majority of trade receivables were from payment platforms which are normally settled within 30 days. Trade receivables are aged within 30 days based on the date of rendering of services. There were no past due trade receivables at end of the reporting period.

ii. Included in the prepayment to suppliers was the prepayment of renovation fees amounting to USD3,169,000 (2024: USD1,075,000).

iii. Included in others are mainly long-term loans to non-controlling interests amounting to USD1,961,000 (2024: USD1,961,000). The loans are unsecured, interest-free and repayable in 5 years.

附註：

i. 大多數貿易應收款項來自支付平台，通常須於30天內結付。根據提供服務的日期，貿易應收款項的賬齡為30天內。於報告期末並無已逾期貿易應收款項。

ii. 向供應商預付款項包括裝修費預付款項3,169,000美元（2024年：1,075,000美元）。

iii. 其他主要包括給予非控股權益的長期貸款1,961,000美元（2024年：1,961,000美元）。該等貸款為無抵押、免息，且須於5年內償還。

年度報告
2025 Annual Report
315

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

20. AMOUNTS TO RELATED PARTIES

20. 應付關聯方款項

		2025 2025年 USD'000 千美元	2024 2024年 USD'000 千美元
Trade nature (Note): Related companies controlled by the Controlling Shareholders	貿易性質(附註): 控股股東控制的關聯公司	2,177	1,329

Note: Amounts due to related parties arising from the purchase of food ingredients and condiment products have a credit terms of 30 to 60 days.

附註： 採購食材及調味品產生的應付關聯方款項信用期為30至60天。

21. PLEDGED BANK DEPOSITS/BANK BALANCES AND CASH

21. 已抵押銀行存款／銀行結餘及現金

		2025 2025年 USD'000 千美元	2024 2024年 USD'000 千美元
Bank balances and cash	銀行結餘及現金		
– Cash on hand	－庫存現金	705	811
– Bank balances (Note i)	－銀行結餘(附註i)	271,285	253,908
		271,990	254,719
Pledged bank deposits (Note ii)	已抵押銀行存款(附註ii)	2,793	2,855
		274,783	257,574

Notes:

i. As at year end, the Group's bank balances carried interest at market rates ranging from Nil to 5.30% (2024: Nil to 3.70%) per annum, including time deposits of USD127,400,000 (2024: Nil) with original maturity of four to six months and carried fixed interest rate at 4.12% to 5.30% (2024: Nil) per annum.

ii. As at year end, bank deposits of USD2,793,000 (2024: USD2,855,000) carrying interest rate at 0.25% to 3.92% (2024: Nil to 5.00%) per annum, are pledged to banks to secure the rental payments to the lessors.

附註：

i. 年末，本集團銀行結餘按介乎零至5.30%(2024年：零至3.70%)的市場年利率計息，包括127,400,000美元(2024年：無)原到期日為四至六個月，並按固定年利率4.12%至5.30%(2024年：無)計息的定期存款。

ii. 年末，按年利率0.25%至3.92%(2024年：零至5.00%)計息的銀行存款2,793,000美元(2024年：2,855,000美元)已抵押予銀行，作為出租人租金付款的擔保。

316 特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 317 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 22. 貿易應付款項 貿易應付款項不計息，大多數的信 用期在30至60日內。於報告期末， 基於發票日期的本集團貿易應付款 項的賬齡分析如下： 22. TRADE PAYABLES Trade payables are non-interest bearing and the majority are with a credit term of 30-60 days. An aged analysis of the Group’s trade payables, as at the end of the reporting period, based on the invoice date, is as follows: 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Within 60 days 60日內 36,337 30,711 23. OTHER PAYABLES 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Staff cost payable 員工成本應付款項 25,886 24,249 Other taxes payables 其他應付稅項 10,846 8,399 Renovation fee payables (Note 15) 應付裝修費（附註15） 4,512 4,144 Others 其他 1,736 1,308 42,980 38,100 23. 其他應付款項

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

24. LEASE LIABILITIES

24. 租賃負債

		2025 2025年 USD'000 千美元	2024 2024年 USD'000 千美元
Lease liabilities payable:	應付租賃負債：		
Within one year	一年內	45,662	41,407
Within a period of more than one year but not exceeding two years	為期超過一年但不超過兩年	39,795	34,843
Within a period of more than two years but not exceeding five years	為期超過兩年但不超過五年	78,569	73,725
Within a period of more than five years	為期超過五年	64,775	62,651
		228,801	212,626
Less: Amounts due for settlement within one year shown under current liabilities	減：列作流動負債的於一年內到期結算的金額	45,662	41,407
Amounts due for settlement after one year shown under non-current liabilities	列作非流動負債的於一年後到期結算的金額	183,139	171,219

The incremental borrowing rates applied to lease liabilities range from 0.77% to 9.75% (2024: 0.77% to 9.50%) per annum.

租賃負債的增量借款利率介乎每年0.77%至9.75%（2024年：0.77%至9.50%）。

Key sources of estimation uncertainty

Determination on discount rates of lease contracts

The Group applies incremental borrowing rates as the discount rates of lease liabilities, which require financing spread adjustments and lease specific adjustments based on the relevant market rates. The assessments of the adjustments in determining the discount rates involved management judgment, which may significantly affect the amount of lease liabilities and right-of-use assets. As at December 31, 2025 and 2024, the carrying amounts of right-of-use assets are USD204,180,000 and USD185,514,000 respectively and the carrying amounts of lease liabilities are USD228,801,000 and USD212,626,000 respectively.

估計不明朗因素的主要來源

租賃合約貼現率的釐定

本集團將增量借款利率作為租賃負債的貼現率，這要求基於相關市場利率進行融資價差調整及租賃特別調整。於釐定貼現率時對調整的評估涉及管理層判斷，這可能對租賃負債及使用權資產的金額造成重大影響。截至2025年及2024年12月31日，使用權資產的賬面值分別為204,180,000美元及185,514,000美元，租賃負債的賬面值分別為228,801,000美元及212,626,000美元。

318 特海国际控股有限公司
Super Hi International Holding Ltd.

年度報告 2025 Annual Report 319 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 25. CONTRACT LIABILITIES 25. 合約負債 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Customer loyalty scheme 會員積分計劃 12,224 11,642 Prepaid cards and issued vouchers 預付卡及已發行代金券 1,339 1,007 13,563 12,649 As at January 1, 2024, contract liabilities amounted to USD11,404,000. The following table shows the revenue recognized during the year that was in relation to contract liabilities carried forward from the prior year. 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Customer loyalty scheme 會員積分計劃 9,451 7,583 Prepaid cards and issued vouchers 預付卡及已發行代金券 1,007 483 10,458 8,066 於2024 年1 月1 日，合約負債為 11,404,000美元。 下表列示年內確認與上一年度結轉 合約負債相關的收入情況。

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

25. CONTRACT LIABILITIES *(Cont'd)*

25. 合約負債（續）

The transaction price allocated to the remaining performance obligation (unsatisfied or partially unsatisfied) as at year end and the expected timing of recognizing revenue are as follows:

於年末，分配予剩餘履約義務的交易價（未獲達成或部分未獲達成）及預期確認收入時間如下：

		As at December 31, 2025 於2025年12月31日		
		Customer loyalty scheme 會員積分計劃 USD'000 千美元 (Note i) （附註i）	Prepaid cards and issued vouchers 預付卡及已發行代金券 USD'000 千美元 (Note ii) （附註ii）	Total 總計 USD'000 千美元
Within one year	一年內	9,319	1,339	10,658
More than one year but within two years	超過一年但於兩年內	2,817	–	2,817
More than two years	超過兩年	88	–	88
		12,224	1,339	13,563

		As at December 31, 2024 於2024年12月31日		
		Customer loyalty scheme 會員積分計劃 USD'000 千美元 (Note i) （附註i）	Prepaid cards and issued vouchers 預付卡及已發行代金券 USD'000 千美元 (Note ii) （附註ii）	Total 總計 USD'000 千美元
Within one year	一年內	8,662	1,007	9,669
More than one year but within two years	超過一年但於兩年內	2,898	–	2,898
More than two years	超過兩年	82	–	82
		11,642	1,007	12,649

320 特海国际控股有限公司 Super Hi International Holding Ltd.

年度報告 2025 Annual Report 321 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 25. 合約負債（續） 附註： i. 自會員積分授予客戶之日起，會 員積分的有效期為兩年至五年， 且可於有效期內由客戶決定隨時 兌換。上述所披露的金額指本集 團預期客戶作出兌換的時間。 ii. 本集團發行無屆滿期限的預付卡 及代金券，可按客戶需求用於餐 廳未來消費。上述所披露的金額 指本集團預期客戶作出動用的時 間。 主要會計政策資料 與上述項目有關的收入及合約負債 確認相關的主要會計政策資料見附 註5。 26. 撥備 25. CONTRACT LIABILITIES (Cont’d) Notes: i. The customer loyalty points have a validity period between 2 to 5 years from the date the loyalty points were granted to customers and may be redeemed at any time within the validity period at the customers’ discretion. The amounts disclosed above represent the Group’s expectation on the timing of redemption made by customers. ii. The Group issued prepaid cards and vouchers that have no expiration and can be utilized for future consumption in restaurants at the customers’ discretion. The amounts disclosed above represent the Group’s expectation on the timing of utilization by customers. Material accounting policy information Refer to note 5 for the material accounting policy information relating to recognition of revenue and contract liabilities in relation to the above items. 26. PROVISIONS 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Provision for restoration (Note) 復墾撥備（附註） 17,166 14,434 Less: Amounts expected to be paid within one year 減：預期於一年內支付的金額 1,987 1,941 Amounts shown under non-current liabilities 列作非流動負債的金額 15,179 12,493 Note: The provision is related to costs expected to be incurred to restore the leasehold properties according to lease agreements. 附註： 撥備根據租賃協議按復墾租賃 物業預計產生的成本計提。

322 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 26. 撥備（續） 年內撥備變動如下： 26. PROVISIONS (Cont’d) The movements in provisions during the year are as follows: Provision for restoration Provision for early termination of leases Total 復墾撥備 提前終止 租賃的撥備 總計 USD’000 USD’000 USD’000 千美元 千美元 千美元 At January 1, 2024 於2024年1月1日 9,406 – 9,406 Provision in the year 年內撥備 1,178 675 1,853 Remeasurement in the year 年內重新計量 4,015 – 4,015 Utilized in the year 年內動用 (283) (675) (958) Interests accrued 應計利息 491 – 491 Exchange adjustments 匯兌調整 (373) – (373) At December 31, 2024 於2024年12月31日 14,434 – 14,434 Provision in the year 年內撥備 1,630 – 1,630 Remeasurement in the year 年內重新計量 632 – 632 Termination 終止 (127) – (127) Utilized in the year 年內動用 (775) – (775) Interests accrued 應計利息 719 – 719 Exchange adjustments 匯兌調整 653 – 653 At December 31, 2025 於2025年12月31日 17,166 – 17,166 27. SHARE-BASED PAYMENTS Pursuant to the Board resolution dated on December 12, 2022, the Board of the Company had approved, subject to acceptance by the Grantees, the grant of an aggregate of 61,933,000 Shares to selected participants, including employees, several directors and chief executives of the Company mainly to recognize their contributions in order to incentivize them to remain with the Group, and to motivate them to strive for the future development of the Group (the “Share Award Scheme”). 27. 以股份為基礎的付款 根據日期為2022年12月12日的董 事會決議案，本公司董事會已批准 向選定參與者（包括本公司員工、 多名董事及最高行政人員）授出合 共61,933,000股股份（惟須獲承授 人接納），主要為認可他們的貢獻以 激勵彼等留任本集團，以及鼓勵彼 等致力於本集團之未來發展（「股份 獎勵計劃」）。

年度報告 2025 Annual Report 323 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 27. 以股份為基礎的付款（續） 截至2024年及2025年12月31日， 股份獎勵計劃的歸屬條件（包括服 務條件及表現條件）尚未獲得批 准，而本公司與承授人之間並無就 以股份為基礎的付款安排的條款及 條件達成共識，因此，年內並無需 要確認的股份支付交易。 28. 股本 本公司股本 27. SHARE-BASED PAYMENTS (Cont’d) As of December 31, 2024 and 2025, the vesting conditions (including both of service conditions and performance conditions) of the Share Award Scheme have not yet been agreed and no shared understanding of the terms and conditions of the share-based payment arrangement between the Company and the Grantees have been reached, accordingly, no share-based payment transaction was accounted for during the year. 28. SHARE CAPITAL Share Capital of the Company Number of shares Shown in the consolidated financial statements 股份數目 於綜合財務 報表顯示為 USD’000 千美元 Ordinary shares at par value of USD0.000005 each 每股面值0.000005美元的普通股 Authorized: 法定： As at January 1, 2024 and December 31, 2024 and 2025 於2024年1月1日以及2024年 及2025年12月31日 10,000,000,000 – Issued and fully paid: 已發行並已繳足： As at January 1, 2024 於2024年1月1日 619,333,000 3 Issue of shares (Note) 發行股份（附註） 30,966,000 * As at December 31, 2024 and 2025 於2024年及2025年 12月31日 650,299,000 3 Share Premium of the Company 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 As at beginning of year 於年初 550,593 494,480 Premium arising on issue of equity shares, net off issuance costs 發行權益股份產生的溢價， 扣除發行成本 – 56,113 As at end of year 於年末 550,593 550,593 本公司股份溢價

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

28. SHARE CAPITAL *(Cont'd)*

Share Premium of the Company *(Cont'd)*

*: Less than USD1,000.

Note: In May 2024, the Company issued 3,096,600 American Depositary Shares ("ADSs"), with each ADS representing 10 ordinary shares. The issue price was USD1.956 per share and each share has a par value of USD0.000005. Amounts received above the par value, net off issuance costs, are recorded as share premium.

28. 股本（續）

本公司股份溢價（續）

*： 少於1,000美元。

附註： 於2024年5月，本公司發行3,096,600股美國存託股份（「美國存託股份」），每股美國存託股份代表10股普通股。發行價為每股1.956美元，每股面值0.000005美元。扣除發行成本後，高於面值的金額入賬列作股份溢價。

29. RETIREMENT BENEFIT SCHEMES

The Group participates in defined contribution retirement schemes organized by the relevant local government authorities where the Group operates. Certain employees of the Group eligible for participating in the retirement schemes are entitled to retirement benefits from the schemes. The Group is required to make contributions to the retirement schemes up to the time of retirement of the eligible employees, excluding those employees who resign before their retirement, at a percentage that is specified by the local government authorities.

The total expense recognized in profit or loss of approximately USD13,249,000 (2024: USD12,389,000), represents contributions paid/payable to these plans by the Group at rates specified in the rules of the plans. During the years ended, the Group had no forfeited contributions (by employers on behalf of employees who leave the scheme prior to vesting fully in such contributions) in the defined social security contribution schemes which may be used by the Group to reduce the existing level of contributions. There were also no forfeited contributions available to be utilized for such use.

29. 退休福利計劃

本集團參與本集團經營所在的相關地方政府部門組織的定額供款退休金計劃。本集團符合資格參加退休計劃的若干員工有權享有該等計劃的退休福利。本集團須按地方政府部門規定的百分比向該等退休計劃作出供款，直至合資格員工退休為止，不包括於退休前辭任的有關員工。

於損益內確認的開支總額約為13,249,000美元（2024年：12,389,000美元），為本集團按計劃規則規定的比率已向／應向該等計劃作出的供款。截至有關年度，本集團於定額社會保障供款計劃下並無已被沒收的供款（即僱員在有關供款悉數歸其所有前退出該計劃，由僱主代僱員處理的供款）可被其動用以減低現有的供款水平，亦無可用作該用途的已被沒收供款。

324
特海国际控股有限公司
Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

30. RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

30. 融資活動產生的負債對賬

The table below details changes in the Group's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group's consolidated statement of cash flows from financing activities:

下表載列本集團融資活動產生的負債變動詳情，包括現金及非現金變動。融資活動產生的負債將於本集團綜合現金流量表中分類為融資活動現金流量的現金流量或未來現金流量：

				Non-cash changes 非現金變動					
		At January 1, 2025 於2025年1月1日 USD'000 千美元	Financing cash flows 融資現金流量 USD'000 千美元	Interest accruals 應計利息 USD'000 千美元	Lease liabilities recognized 已確認租賃負債 USD'000 千美元	Lease modifications 租賃修改 USD'000 千美元	Disposal of lease liabilities 租賃負債處置 USD'000 千美元	Exchange difference 匯兌差額 USD'000 千美元	At December 31, 2025 於2025年12月31日 USD'000 千美元
Lease liabilities (Note 24)	租賃負債(附註24)	212,626	(51,035)	10,728	40,928	11,027	(938)	5,465	228,801

年度報告
2025 Annual Report 325

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

30. RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES *(Cont'd)*

30. 融資活動產生的負債對賬(續)

				Non-cash changes 非現金變動					
		At January 1, 2024 於2024年1月1日 USD'000 千美元	Financing cash flows 融資現金流量 USD'000 千美元	Interest accruals 應計利息 USD'000 千美元	Lease liabilities recognized 已確認租賃負債 USD'000 千美元	Lease modifications 租賃修改 USD'000 千美元	Disposal of lease liabilities 租賃負債處置 USD'000 千美元	Exchange difference 匯兌差額 USD'000 千美元	At December 31, 2024 於2024年12月31日 USD'000 千美元
Lease liabilities (Note 24)	租賃負債(附註24)	202,945	(43,536)	8,047	55,275	6,781	(8,605)	(8,281)	212,626

31. DIVIDEND

31. 股息

No dividend was paid or proposed for ordinary shareholders of the Company during the years ended December 31, 2024 and 2025, nor has any dividend been proposed since its incorporation.

截至2024年及2025年12月31日止年度並無向本公司普通股股東派付或建議派付股息，自其成立以來亦無建議派付任何股息。

32. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

32. 金融工具及金融風險管理

Categories of the financial instruments

金融工具類別

		2025 2025年 USD'000 千美元	2024 2024年 USD'000 千美元
Financial assets	**金融資產**		
Financial assets at amortized cost	按攤銷成本計量的金融資產	325,924	296,828
Financial liabilities	**金融負債**		
Financial liabilities at amortized cost	按攤銷成本計量的金融負債	70,648	61,741
Lease liabilities	租賃負債	228,801	212,626

326 特海国际控股有限公司 Super Hi International Holding Ltd.

年度報告 2025 Annual Report 327 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 32. 金融工具及金融風險管理（續） 金融風險管理目標及政策 本集團的主要金融工具包括租賃及 其他押金、貿易及其他應收款項、 已抵押銀行存款、銀行結餘及現 金、貿易應付款項、應付關聯方款 項及其他應付款項。該等金融工具 的詳情於有關附註披露。與該等金 融工具相關的風險包括市場風險、 信貸風險及流動性風險。如何降低 該等風險的政策載於下文。本集團 管理層管理及監察該等風險，以確 保及時有效採取適當措施。 (a) 市場風險 (a)(i) 外幣風險 本集團以外幣訂立若干 交易，本集團因此面臨 外幣風險。此外，本公 司與若干附屬公司的集 團內公司間結餘乃以外 幣計值，亦使本集團面 臨外幣風險。本集團未 使用任何衍生合約對沖 貨幣風險。管理層通過 密切監控外幣匯率變動 來管理貨幣風險，若出 現相關需求，管理層亦 考慮對重大外幣風險進 行對沖。 32. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d) Financial risk management objectives and policies The Group’s major financial instruments include rental and other deposits, trade and other receivables, pledged bank deposits, bank balances and cash, trade payables, amounts due to related parties and other payables. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments include market risk, credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management of the Group manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. (a) Market risk (a)(i) Foreign currency risk The Group undertakes certain transactions in foreign currencies, which expose the Group to foreign currency risk. In addition, the Company has intra-group balances with several subsidiaries denominated in foreign currency which also expose the Group to foreign currency risk. The Group does not use any derivative contracts to hedge against its exposure to currency risk. The management manages its currency risk by closely monitoring the movement of the foreign currency rates and considers hedging significant foreign currency exposure should such need arise.

328 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 32. 金融工具及金融風險管理（續） 金融風險管理目標及政策（續） (a) 市場風險（續） (a)(i) 外幣風險（續） 本集團於報告期末的外 幣計值貨幣資產及貨幣 負債（包括以外幣計值的 集團內公司間結餘）的賬 面值如下： 32. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d) Financial risk management objectives and policies (Cont’d) (a) Market risk (Cont’d) (a)(i) Foreign currency risk (Cont’d) The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities included the intra-group balances denominated in foreign currencies, as at the end of the reporting period are as follows: Assets 資產 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Monetary assets 貨幣資產 – denominated in Chinese Yuan (“CNY”) －以人民幣（「人民幣」）計值 2,156 13 – denominated in SGD －以新加坡元計值 5,894 6,143 – denominated in USD －以美元計值 21,667 19,389 – denominated in Hong Kong Dollar (“HKD”) －以港元（「港元」）計值 115 252 – denominated in Euro (“EUR”) －以歐元（「歐元」）計值 39 14 Liabilities 負債 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Monetary liabilities 貨幣負債 – denominated in CNY －以人民幣計值 6,598 4,690 – denominated in SGD －以新加坡元計值 943 291 – denominated in USD －以美元計值 509,819 493,713 – denominated in HKD －以港元計值 63 55 – denominated in EUR －以歐元計值 1,607 2,033

年度報告 2025 Annual Report 329 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 32. 金融工具及金融風險管理（續） 金融風險管理目標及政策（續） (a) 市場風險（續） (a)(i) 外幣風險（續） 敏感度分析 下表詳述相關集團實體 功能貨幣兌相關外幣貶 值10%時，本集團的敏 感度。管理層用於評估 外幣匯率合理可能變動 的敏感度比率為10%。 敏感度分析僅包括尚未 償還的外幣計值貨幣項 目，並就10%的外幣匯 率變動調整各報告期末 的換算。下表正數（負 數）表示年內的除稅前利 潤增加（減少）。若相關 集團實體的功能貨幣升 值10%，會對彌補虧損 後利潤構成同等程度的 相反影響。 32. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d) Financial risk management objectives and policies (Cont’d) (a) Market risk (Cont’d) (a)(i) Foreign currency risk (Cont’d) Sensitivity analysis The following table details the Group’s sensitivity to a 10% weaken in the functional currency of the relevant group entities against the relevant foreign currencies. 10% is the sensitivity rate used in the management’s assessment of the reasonably possible change in the foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items, and adjusts their translation at the end of each reporting period for a 10% change in foreign currency rates. A positive (negative) number below indicates an increase (decrease) in pre-tax profit during the years. For a 10% strengthen of the functional currency of relevant group entities, there would be an equal and opposite impact on the profit after loss. The Group 2025 2024 本集團 2025年 2024年 USD’000 USD’000 千美元 千美元 Profit or loss 損益 – CNY impact －人民幣影響 (444) (468) – SGD impact －新加坡元影響 495 585 – USD impact －美元影響 (48,815) (47,432) – HKD impact －港元影響 5 20 – EUR impact －歐元影響 (157) (202) The above sensitivity analysis is prepared assuming the financial instruments outstanding at the end of the reporting period were outstanding for the whole year. 編製上述敏感度分析乃 假設於報告期末未償還 的金融工具於整個年度 均為未償還。

330 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 32. 金融工具及金融風險管理（續） 金融風險管理目標及政策（續） (a) 市場風險（續） (a)(ii) 利率風險 就已抵押銀行存款（附 註21）及租賃負債（附註 24）而言，本集團面臨公 允值利率風險。就按現 行市場利率計息的浮動 利率銀行結餘（附註21） 而言，本集團亦面臨現 金流量利率風險。本集 團管理層透過維持固定 利率及浮動利率銀行借 款及銀行結餘組合的平 衡管理利率風險。本集 團通過評估基於利率水 平及前景的任何利率變 動所產生的潛在影響來 管理其利率風險。管理 層將審閱固定及浮動利 率的借款比例，並確保 其在合理範圍內。 由於管理層認為銀行結 餘所承受之利率風險敏 感度並不重大，故未就 利率風險呈列敏感度分 析。 32. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d) Financial risk management objectives and policies (Cont’d) (a) Market risk (Cont’d) (a)(ii) Interest rate risk The Group is exposed to fair value interest rate risk in relation to pledged bank deposits (Note 21), and lease liabilities (Note 24). The Group is also exposed to cash flow interest risk in relation to variable-rate bank balances (Note 21) which carry prevailing market interests. The management of the Group manage the interest rate risk by maintaining a balanced portfolio of fixed rate and floating rate bank borrowings and bank balances. The Group manage its interest rate exposures by assessing the potential impact arising from any interest rate movements based on interest rate level and outlook. The management will review the proportion of borrowings in fixed and floating rates and ensure they are within reasonable range. No sensitivity analysis on interest rate risk is presented as the management consider the sensitivity on interest rate risk on bank balances is insignificant.

年度報告 2025 Annual Report 331 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 32. 金融工具及金融風險管理（續） 金融風險管理目標及政策（續） (b) 信貸風險 本集團因對手方未能履行責任 而將會導致本集團蒙受財務虧 損的最高信貸風險乃綜合財務 狀況表所載各已確認金融資產 （包括押金、貿易應收款項、 其他應收款項、按公允值計入 損益的金融資產、已抵押銀行 存款及銀行結餘）的賬面值產 生。 本集團的管理層將存放入獲給 予高信用評級的金融機構的已 抵押銀行存款及銀行結餘視為 低信貸風險金融資產。此外， 與通過支付平台結算的賬單有 關的貿易應收款項及其他金融 資產的發行人亦擁有高信用評 級及並無逾期記錄。本集團的 管理層認為該等資產屬短期性 質，且由於高信用評級發行人 的違約可能性可忽略不計，估 計虧損率較低，因此並無確認 預期信貸虧損。 32. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d) Financial risk management objectives and policies (Cont’d) (b) Credit risk The Group’s maximum exposure to credit risk which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties is arising from the carrying amount of the respective recognized financial assets as stated in the consolidated statements of financial position (including deposits, trade receivables, other receivables, financial assets at FVTPL, pledged bank deposits and bank balances). The management of the Group considers pledged bank deposits and bank balances that are deposited with financial institutions with high credit rating to be low credit risk financial assets. In addition, trade receivables in connection with bills settled through payment platforms and the issuer of other financial assets are also with high credit rating and no past due history. The management of the Group considers these assets are short-term in nature and the estimated loss rate are low as the probability of default is negligible on the basis of high-credit-rating issuers, and accordingly, no expected credit loss was recognized.

332 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 32. 金融工具及金融風險管理（續） 金融風險管理目標及政策（續） (b) 信貸風險（續） 本集團的應收關聯方款項具有 集中信貸風險。本集團的管理 層按過往結算記錄及對前瞻性 資料的調整就可收回性進行定 期評估以及獨立評估。鑒於該 等關聯方財政實力雄厚，並經 考慮該等關聯方經營業務所在 行業的未來前景，本集團的管 理層認為不存在違約風險且預 期不會因該等關聯方不履約而 招致任何損失，因此估計應收 關聯方款項的虧損率較低，且 並無就應收關聯方款項確認預 期信貸虧損。 本集團的管理層在釐定押金及 其他應收款項的預期信貸虧損 時已計及過往違約經驗及前瞻 性資料（如適用），例如本集 團曾考慮過往違約率一直不高 的押金及出租人雄厚的財政實 力，而本集團所得出的結論是 本集團未收回的押金及其他應 收款項固有信貸風險不大。本 集團的管理層已評定押金及其 他應收款項自初始確認以來信 貸風險並無顯著增加及違約風 險不大，因此估計該等資產的 虧損率較低，且並無確認預期 信貸虧損。 於年內，估值方法或重大假設 並無重大改變。 32. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d) Financial risk management objectives and policies (Cont’d) (b) Credit risk (Cont’d) The Group has concentration of credit risk on amounts due from related parties. The management of the Group has made periodic assessments as well as individual assessment on recoverability based on historical settlement records and adjusts for forward-looking information. In view of the strong financial capability of these related parties and considered the future prospects of the industry in which these related parties operate, the management of the Group does not consider there is a risk of default and does not expect any losses from non-performance by these related parties, therefore the loss rates of amounts due from related parties are estimated to be low, and accordingly, no expected credit loss was recognized in respect of the amounts due from related parties. In determining the ECL for deposits and other receivables, the management of the Group has taken into account the historical default experience and forward-looking information, as appropriate, for example the Group has considered the consistently low historical default rate in connection with deposits and the strong financial capability of the lessors, and concluded that credit risk inherent in the Group’s outstanding deposits and other receivables is insignificant. The management of the Group has assessed those deposits and other receivable have not had a significant increase in credit risk since initial recognition and risk of default is insignificant, therefore the estimated loss rates of these assets are low, and accordingly, no expected credit loss has been recognized. There has been no material change in the estimation techniques or significant assumptions made throughout the year.

年度報告 2025 Annual Report 333 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 32. 金融工具及金融風險管理（續） 金融風險管理目標及政策（續） (c) 流動資金風險 於管理流動資金風險時，本集 團管理層監督並維持管理層視 為充足的合理現金及現金等價 物水平，為本集團的營運提供 資金及減輕現金流量波動的影 響。本集團依靠經營活動所得 現金為主要流動資金來源。截 至2025年12月31日止年度， 本集團經營活動所得現金淨 額為114,648,000美元（2024 年：119,696,000美元）。 下表為本集團金融負債的餘下 合約到期情況的詳情。下表根 據本集團可能被要求付款的最 早日期按金融負債的未貼現現 金流量編製。具體而言，具有 按要求償還條款的應付關聯方 款項計入最早時間段，而不論 對手方選擇行使其權利的可能 性。 下表載有利息及現金流量本 金。倘利息流為浮動利率，未 貼現金額乃根據報告期末的利 率計算。 32. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont’d) Financial risk management objectives and policies (Cont’d) (c) Liquidity risk In the management of the liquidity risk, the management of the Group monitors and maintains a reasonable level of cash and cash equivalents which is deemed adequate by the management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows. The Group relies on the cash generated from operating activities as the main source of liquidity. For the year ended December 31, 2025, the Group had net cash generating from operating activities of USD114,648,000 (2024: USD119,696,000). The following table details the Group’s remaining contractual maturity for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. Specifically, amount due to related parties with a repayment on demand clause are included in the earliest time band regardless of the probability of the counterparties choosing to exercise their rights. The table includes both interests and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate at the end of the reporting period.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

32. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT *(Cont'd)* 32. 金融工具及金融風險管理*(續)*

Financial risk management objectives and policies *(Cont'd)* 金融風險管理目標及政策*(續)*

(c) Liquidity risk (Cont'd) *(c) 流動資金風險(續)*

		Weighted average interest rate 加權平均利率	On demand or within 2 months 按要求或兩個月內 USD'000 千美元	Over 2 months but within 1 year 超過兩個月但少於一年 USD'000 千美元	Over 1 year but within 2 years 超過一年但少於兩年 USD'000 千美元	Over 2 years 超過兩年 USD'000 千美元	Total undiscounted cash flows 未貼現現金流量總額 USD'000 千美元	Carrying amount 賬面值 USD'000 千美元
As at December 31, 2025	**於2025年12月31日**							
Financial liabilities	**金融負債**							
Trade payables	貿易應付款項	-	36,337	-	-	-	36,337	36,337
Other payables	其他應付款項	-	32,134	-	-	-	32,134	32,134
Amounts due to related parties	應付關聯方款項	-	2,177	-	-	-	2,177	2,177
Total	總計		70,648	-	-	-	70,648	70,648
Lease liabilities	**租賃負債**	7.52%	8,191	40,906	44,567	209,727	303,391	228,801

		Weighted average interest rate 加權平均利率	On demand or within 2 months 按要求或兩個月內 USD'000 千美元	Over 2 months but within 1 year 超過兩個月但少於一年 USD'000 千美元	Over 1 year but within 2 years 超過一年但少於兩年 USD'000 千美元	Over 2 years 超過兩年 USD'000 千美元	Total undiscounted cash flows 未貼現現金流量總額 USD'000 千美元	Carrying amount 賬面值 USD'000 千美元
As at December 31, 2024	**於2024年12月31日**							
Financial liabilities	**金融負債**							
Trade payables	貿易應付款項	-	30,711	-	-	-	30,711	30,711
Other payables	其他應付款項	-	29,701	-	-	-	29,701	29,701
Amounts due to related parties	應付關聯方款項	-	1,329	-	-	-	1,329	1,329
Total	總計		61,741	-	-	-	61,741	61,741
Lease liabilities	**租賃負債**	5.14%	9,377	34,214	38,365	192,746	274,702	212,626

334 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

33. FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

Some of the Group's financial assets are measured at fair for financial reporting. In estimating the fair value, the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Group determines the appropriate valuation techniques and inputs for fair value measurements and works closely with the qualified valuer to establish the appropriate valuation techniques and inputs to the model.

The management of the Group considers that the carrying amounts of financial assets and financial liabilities recorded at amortized cost in the historical financial information approximate their respective fair values at the end of each reporting period.

34. CAPITAL MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of debt and equity balances. The Group's overall strategy remains unchanged during the year.

The capital structure of the Group consists of net debt, which includes the lease liabilities disclosed in Note 24, net of cash and cash equivalents and equity attributable to owners of the Company, comprising issued combined capital, accumulated losses and other reserves.

The management of the Group reviews the capital structure regularly. As part of this review, the management of the Group considers the cost of capital and the risks associated with each class of capital. Based on recommendations of the management, the Group will balance its overall capital structure through new shares issues as well as raising of borrowings.

33. 金融工具的公允值計量

本集團部分金融資產為財務報告按公允值計量。本集團使用其可獲得的市場可觀察數據對公允值進行估值。如果無法獲得第一層級輸入值，本集團將決定適當的估值方法及輸入值進行公允值計量，並與合格估值師密切合作，為該模式建立適當的估值方法及輸入值。

本集團管理層認為按攤銷成本於歷史財務資料列賬的金融資產及金融負債的賬面值與其於各報告期末的公允值相若。

34. 資本管理

本集團管理其資本旨在確保本集團內實體可持續經營，同時透過優化債務及權益平衡，盡量為股東帶來最大回報。本集團的整體策略於年內保持不變。

本集團的資本架構由負債淨額（包括附註24所披露的租賃負債、扣除現金及現金等價物）及本公司擁有人應佔權益（包括已發行合併資本、累計虧損及其他儲備）組成。

本集團管理層定期覆核資本架構。作為覆核的一部分，本集團管理層考慮各類資本的成本及相關風險。根據管理層的建議，本集團將透過發行新股份及籌集借款以平衡其整體資本結構。

年度報告
2025 Annual Report 335

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

35. RELATED PARTY DISCLOSURES

35. 關聯方披露

(A) Related party transactions

(A) 關聯方交易

During the year, the Group has entered into the following transactions with related parties:

於年內，本集團已與關聯方達成下列交易：

Purchase of goods/services from related parties

購買關聯方商品／服務

Relationship 關係	Nature of transaction 交易性質	2025 2025年 USD'000 千美元	2024 2024年 USD'000 千美元
Related companies controlled by the Controlling Shareholders 控股股東控制的關聯公司	Purchase of condiment products and instant hot pot products 購買調味品及即食火鍋產品	19,052	16,576

The Group is licensed by Sichuan Haidilao Catering Co., Ltd., a company controlled by the Controlling Shareholders, to use the trademark on a royalty-free basis.

本集團獲四川海底撈餐飲股份有限公司（控股股東控制的公司）授權免費使用其商標。

The Group owns the proprietary rights to the formulas of Super Hi Customized Products (the "Condiments Formulae") in regions other than Chinese mainland, Hong Kong, Macau and Taiwan regions and licenses the Condiments Formulae to Yihai International Holding Ltd. and its subsidiaries (companies controlled by the Controlling Shareholders) and its contracted manufacturers to use for production on a royalty-free basis.

本集團擁有特海專用產品配方（「調味品配方」）於中國大陸及港澳台地區以外地區的所有權，並按免特許權使用費為基準許可頤海國際控股有限公司、其附屬公司（控股股東控制的公司）及其合約生產商使用調味品配方進行生產。

(B) Remuneration of key management personnel of the Group

(B) 本集團主要管理層人員薪酬

		2025 2025年 USD'000 千美元	2024 2024年 USD'000 千美元
Directors' fee	董事袍金	253	215
Short term employee benefits	短期員工福利	2,295	1,554
Performance related bonuses	績效相關花紅	1,310	1,616
Retirement benefit scheme contribution	退休福利計劃供款	80	96
		3,938	3,481

336 特海国际控股有限公司
Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

36. PARTICULARS OF SUBSIDIARIES OF THE COMPANY

36. 本公司附屬公司的詳情

Details of the major subsidiaries directly and indirectly held by the Company are set out below:

本公司直接及間接持有的主要附屬公司詳情載列如下：

Name of subsidiaries 附屬公司名稱	Place of incorporation／establishment and principal place of business 註冊成立地點／成立地點及主要營業地點	Issued and fully paid ordinary share capital/registered capital 已發行及繳足普通股本／註冊資本	Proportion ownership interest and voting power held by the Company as at 本公司於以下日期所持擁有權權益及投票權比例		Principal activities 主要業務
			December 31, 2025 2025年12月31日 %	December 31, 2024 2024年12月31日 %	
Singapore Super Hi Dining Pte. Ltd. Singapore Super Hi Dining Pte. Ltd.	Singapore 新加坡	Ordinary share capital SGD10,117,416 普通股股本 10,117,416新加坡元	100%	100%	Wholesale and Food Manufacturing 商品批發及食品加工
Haidilao International Treasury Pte. Ltd. Haidilao International Treasury Pte. Ltd.	Singapore 新加坡	Ordinary share capital SGD1,000,000 普通股股本 1,000,000新加坡元	100%	100%	Financial management 財務管理
Singapore Hiseries Pte.Ltd. Singapore Hiseries Pte.Ltd.	Singapore 新加坡	Ordinary share capital SGD3,000,000 普通股股本 3,000,000新加坡元	100%	100%	Restaurant operation 餐廳經營
Singapore Hai Di Lao Dining Pte. Ltd. Singapore Hai Di Lao Dining Pte. Ltd.	Singapore 新加坡	Ordinary share capital SGD3,000,000 普通股股本 3,000,000新加坡元	100%	100%	Restaurant operation 餐廳經營
HDL Management USA Corporation HDL Management USA Corporation	USA 美國	Ordinary share capital USD5,970,005 普通股股本 5,970,005美元	100%	100%	Management consultation 管理諮詢
Haidilao Catering (U.S.A.) Inc. Haidilao Catering (U.S.A.) Inc.	USA 美國	Ordinary share capital USD10,000 普通股股本 10,000美元	100%	100%	Restaurant operation 餐廳經營

年度報告
2025 Annual Report
337

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

36. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (Cont'd)

36. 本公司附屬公司的詳情(續)

Name of subsidiaries 附屬公司名稱	Place of incorporation/ establishment and principal place of business 註冊成立地點/成立地點及主要營業地點	Issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本/註冊資本	Proportion ownership interest and voting power held by the Company as at 本公司於以下日期所持擁有權權益及投票權比例 December 31, 2025 2025年12月31日 %	 December 31, 2024 2024年12月31日 %	Principal activities 主要業務
Haidilao Restaurant California Inc. Haidilao Restaurant California Inc.	USA 美國	Ordinary share capital USD2,000,000 普通股股本2,000,000美元	100%	100%	Restaurant operation 餐廳經營
Haidilao Restaurant Group, Inc. Haidilao Restaurant Group, Inc.	USA 美國	Ordinary share capital USD10,000 普通股股本10,000美元	100%	100%	Restaurant operation 餐廳經營
Haidilao Hot Pot Industry Inc. Haidilao Hot Pot Industry Inc.	USA 美國	Ordinary share capital USD500,000 普通股股本500,000美元	100%	100%	Restaurant operation 餐廳經營
Haute Hotpots Corporation Haute Hotpots Corporation	USA 美國	Ordinary share capital USD500,000 普通股股本500,000美元	100%	100%	Restaurant operation 餐廳經營
Haidilao Hot Pot Century City Inc. Haidilao Hot Pot Century City Inc.	USA 美國	Ordinary share capital USD500,000 普通股股本500,000美元	100%	100%	Restaurant operation 餐廳經營
Haidilao Hot Pot Fremont Inc. Haidilao Hot Pot Fremont Inc.	USA 美國	Ordinary share capital USD500,000 普通股股本500,000美元	100%	100%	Restaurant operation 餐廳經營

338 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

36. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (Cont'd)

36. 本公司附屬公司的詳情(續)

Name of subsidiaries 附屬公司名稱	Place of incorporation/ establishment and principal place of business 註冊成立地點/成立地點及主要營業地點	Issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本/註冊資本	Proportion ownership interest and voting power held by the Company as at 本公司於以下日期所持擁有權權益及投票權比例 December 31, 2025 2025年12月31日 %	 December 31, 2024 2024年12月31日 %	Principal activities 主要業務
Haidilao Hot Pot Seattle, Inc. Haidilao Hot Pot Seattle, Inc.	USA 美國	Ordinary share capital USD500,000 普通股股本500,000美元	100%	100%	Restaurant operation 餐廳經營
Haidilao Hot Pot Bellevue Inc. Haidilao Hot Pot Bellevue Inc.	USA 美國	Ordinary share capital USD500,000 普通股股本500,000美元	100%	100%	Restaurant operation 餐廳經營
Haidilao Hot Pot Houston Inc. Haidilao Hot Pot Houston Inc.	USA 美國	Ordinary share capital USD150,000 普通股股本150,000美元	100%	100%	Restaurant operation 餐廳經營
Haidilao Hot Pot Chicago Inc. Haidilao Hot Pot Chicago Inc.	USA 美國	Ordinary share capital USD150,000 普通股股本150,000美元	100%	100%	Restaurant operation 餐廳經營
Haidilao Hot Pot Dallas Inc. Haidilao Hot Pot Dallas Inc.	USA 美國	Ordinary share capital USD500,000 普通股股本500,000美元	100%	100%	Restaurant operation 餐廳經營
Haidilao Hot Pot Jersey City Inc. Haidilao Hot Pot Jersey City Inc.	USA 美國	Ordinary share capital USD500,000 普通股股本500,000美元	100%	100%	Restaurant operation 餐廳經營

年度報告
2025 Annual Report
339

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

36. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (Cont'd)

36. 本公司附屬公司的詳情(續)

Name of subsidiaries 附屬公司名稱	Place of incorporation/ establishment and principal place of business 註冊成立地點／成立地點及主要營業地點	Issued and fully paid ordinary share capital/ registered capital 已發行及繳足普通股股本／註冊資本	Proportion ownership interest and voting power held by the Company as at 本公司於以下日期所持擁有權權益及投票權比例		Principal activities 主要業務
			December 31, 2025 2025年12月31日 %	December 31, 2024 2024年12月31日 %	
Haidilao Hot Pot Daly City Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot Daly City Inc.	美國	普通股股本500,000美元			餐廳經營
Haidilao Hot Pot San Diego Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot San Diego Inc.	美國	普通股股本500,000美元			餐廳經營
Haidilao Hot Pot Las Vegas, Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot Las Vegas, Inc.	美國	普通股股本500,000美元			餐廳經營
Haidilao Hotpot Arizona Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hotpot Arizona Inc.	美國	普通股股本500,000美元			餐廳經營
Haidilao Japan Co., Ltd.	Japan	Ordinary share capital JPY50,000,000	100%	100%	Restaurant operation
Haidilao Japan Co., Ltd.	日本	普通股股本50,000,000日圓			餐廳經營

340 特海国际控股有限公司
Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

36. PARTICULARS OF SUBSIDIARIES OF THE COMPANY *(Cont'd)*

36. 本公司附屬公司的詳情*(續)*

Name of subsidiaries 附屬公司名稱	Place of incorporation/establishment and principal place of business 註冊成立地點/成立地點及主要營業地點	Issued and fully paid ordinary share capital/registered capital 已發行及繳足普通股股本/註冊資本	Proportion ownership interest and voting power held by the Company as at 本公司於以下日期所持擁有權權益及投票權比例 December 31, 2025 2025年12月31日 %	 December 31, 2024 2024年12月31日 %	Principal activities 主要業務
Haidilao Korea Co., Ltd.	South Korea	Ordinary share capital Korean Won 6,285,740,000	100%	100%	Restaurant operation
Haidilao Korea Co., Ltd.	韓國	普通股股本 6,285,740,000韓圜			餐廳經營
Hai Di Lao Sydney Proprietary Limited	Australia	Ordinary share capital Australian Dollar ("AUD") 3,500,001	100%	100%	Restaurant operation
Hai Di Lao Sydney Proprietary Limited	澳大利亞	普通股股本 3,500,001澳元(「澳元」)			餐廳經營
Hai Di Lao Melbourne Proprietary Limited	Australia	Ordinary share capital AUD1	100%	100%	Restaurant operation
Hai Di Lao Melbourne Proprietary Limited	澳大利亞	普通股股本 1澳元			餐廳經營
U.K. Haidilao Pte. Ltd.	UK	Ordinary share capital Great British Pound 500,000	100%	100%	Restaurant operation
U.K. Haidilao Pte. Ltd.	英國	普通股股本 500,000英鎊			餐廳經營
Hai Di Lao Canada Restaurants Group Ltd.	Canada	Registered capital Canadian Dollar ("CAD") 17,000,100	100%	100%	Restaurant operation
Hai Di Lao Canada Restaurants Group Ltd.	加拿大	註冊資本 17,000,100加元(「加元」)			餐廳經營

年度報告
2025 Annual Report
341

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

36. PARTICULARS OF SUBSIDIARIES OF THE COMPANY *(Cont'd)*

36. 本公司附屬公司的詳情*(續)*

Name of subsidiaries 附屬公司名稱	Place of incorporation/establishment and principal place of business 註冊成立地點/成立地點及主要營業地點	Issued and fully paid ordinary share capital/registered capital 已發行及繳足普通股股本/註冊資本	Proportion ownership interest and voting power held by the Company as at 本公司於以下日期所持擁有權權益及投票權比例 December 31, 2025 2025年12月31日 %	 December 31, 2024 2024年12月31日 %	Principal activities 主要業務
Hai Di Lao Malaysia Sdn. Bhd.	Malaysia	Ordinary share capital MYR6,000,000	100%	100%	Restaurant operation
Hai Di Lao Malaysia Sdn. Bhd.	馬來西亞	普通股股本 6,000,000馬來西亞令吉			餐廳經營
Haidilao International Food Services Malaysia Sdn Bhd	Malaysia	Ordinary share capital MYR6,000,000	100%	100%	Wholesale and Food Manufacturing
Haidilao International Food Services Malaysia Sdn Bhd	馬來西亞	普通股股本 6,000,000馬來西亞令吉			商品批發及食品加工
Hai Di Lao Vietnam Holdings Company Limited	Vietnam	Ordinary share capital USD1,000,000	100%	100%	Restaurant operation
Hai Di Lao Vietnam Holdings Company Limited	越南	普通股股本 1,000,000美元			餐廳經營
PT Haidilao Indonesia Restaurants	Indonesia	Ordinary share capital Indonesian Rupiah ("IDR") 35,000,000,000	100%	100%	Restaurant operation
PT Haidilao Indonesia Restaurants	印尼	普通股股本 35,000,000,000印尼盾(「印尼盾」)			餐廳經營
Hai Di Lao Proprietary (Thailand) Limited	Thailand	Ordinary share capital Thai Baht 122,448,980	98.97%	98.97%	Restaurant operation
Hai Di Lao Proprietary (Thailand) Limited	泰國	普通股股本 122,448,980泰銖			餐廳經營

342 特海国际控股有限公司 Super Hi International Holding Ltd.

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

36. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (Cont'd)

36. 本公司附屬公司的詳情（續）

Name of subsidiaries 附屬公司名稱	Place of incorporation/establishment and principal place of business 註冊成立地點／成立地點及主要營業地點	Issued and fully paid ordinary share capital/registered capital 已發行及繳足普通股股本／註冊資本	Proportion ownership interest and voting power held by the Company as at 本公司於以下日期所持擁有權權益及投票權比例 December 31, 2025 2025年12月31日 %	 December 31, 2024 2024年12月31日 %	Principal activities 主要業務
New Super Hi (Xi'an) Management Consulting Co., Ltd. (Note i)	The PRC	Ordinary Share capital USD7,000,000	100%	100%	Management consultation
New Super Hi (Xi'an) Management Consulting Co., Ltd. (附註i)	中國	普通股股本 7,000,000美元			管理諮詢
Hai Di Lao UAE Restaurant L.L.C	United Arab Emirates	Ordinary Share capital United Arab Emirates Dirham 300,000	100%	100%	Restaurant operation
Hai Di Lao UAE Restaurant L.L.C	阿拉伯聯合酋長國	普通股股本 300,000阿聯酋迪拉姆			餐廳經營
HAIDILAO Philippines Restaurant Corporation	Philippines	Ordinary Share capital Philippine Peso 25,000,000	100%	100%	Restaurant operation
HAIDILAO Philippines Restaurant Corporation	菲律賓	普通股股本 25,000,000菲律賓披索			餐廳經營
Hai Di Lao Huo Guo (Cambodia) Co., Ltd	Cambodia	Ordinary share capital Cambodian Riel 200,000,000	100%	100%	Restaurant operation
Hai Di Lao Huo Guo (Cambodia) Co., Ltd	柬埔寨	普通股股本 200,000,000柬埔寨里爾			餐廳經營
Haidilao Hot Pot MA Inc.	USA	Ordinary share capital USD500,000	100%	100%	Restaurant operation
Haidilao Hot Pot MA Inc.	美國	普通股股本 500,000美元			餐廳經營

年度報告
2025 Annual Report
343

344 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 Name of subsidiaries Place of incorporation╱ establishment and principal place of business Issued and fully paid ordinary share capital/ registered capital Proportion ownership interest and voting power held by the Company as at Principal activities 附屬公司名稱 註冊成立地點╱ 成立地點及 主要營業地點 已發行及繳足普 通股股本╱註冊資本 本公司於以下日期 所持擁有權權益 及投票權比例 主要業務 December 31, 2025 December 31, 2024 2025年 12月31日 2024年 12月31日 % % Haidilao Hotpot GA Inc. USA Registered capital USD500,000 100% 100% Restaurant operation Haidilao Hotpot GA Inc. 美國 註冊資本 500,000美元 餐廳經營 At the end of the reporting period, the Company has other subsidiaries that are not material to the Group. All subsidiaries now comprising the Group are limited liability companies and have adopted December 31 as their financial year end date. Notes: i. This subsidiary is a wholly foreign owned enterprise with limited liability established in the PRC. ii. None of the subsidiaries had issued any debt securities at the end of each year. 36. PARTICULARS OF SUBSIDIARIES OF THE COMPANY (Cont’d) 36. 本公司附屬公司的詳情（續） 於報告期末，本公司擁有的其他附 屬公司對本集團而言並不重大。目 前，本集團旗下所有附屬公司均為 有限公司，並採納12月31日為其財 政年度結算日。 附註： i. 該附屬公司為一家於中國成立的 外商獨資有限責任公司。 ii. 於各年年末，概無任何附屬公司 已發行任何債務證券。

年度報告 2025 Annual Report 345 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 37. STATEMENT OF FINANCIAL POSITION AND RESERVE OF THE COMPANY 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Non-current Assets 非流動資產 Investment in subsidiaries 於附屬公司的投資 12,510 12,460 Current Assets 流動資產 Amounts due from subsidiaries 應收附屬公司款項 318,966 322,597 Other receivables 其他應收款項 2,020 410 Bank balances and cash 銀行結餘及現金 127,191 123,901 448,177 446,908 Current Liabilities 流動負債 Trade payables 貿易應付款項 920 391 Amounts due to related parties 應付關聯方款項 – 164 920 555 Net Current Assets 流動資產淨額 447,267 446,353 Net Assets 資產淨額 459,767 458,813 Capital and reserves 資本及儲備 Share capital (Note 28) 股本（附註28） 3 3 Shares held under share award scheme (Note 28) 股份獎勵計劃項下所持股份 （附註28） * * Share premium (Note 28) 股份溢價（附註28） 550,593 550,593 Reserves 儲備 (90,829) (91,783) Total equity 權益總額 459,767 458,813 37. 本公司財務狀況表及儲備

Notes to the Consolidated Financial Statements
綜合財務報表附註
Year ended December 31, 2025
截至2025年12月31日止年度

37. STATEMENT OF FINANCIAL POSITION AND RESERVE OF THE COMPANY *(Cont'd)*

37. 本公司財務狀況表及儲備（*續*）

A summary of the Company's share capital and reserves are as follows:

本公司的股本及儲備概要如下：

		Share capital 股本 USD'000 千美元	Shares held under share award scheme 股份獎勵計劃項下所持股份 USD'000 千美元	Share premium 股份溢價 USD'000 千美元	Other reserve 其他儲備 USD'000 千美元	Accumulated losses 累計虧損 USD'000 千美元	Total 總計 USD'000 千美元
At January 1, 2024	**於2024年1月1日**	3	*	494,480	5,308	(89,975)	409,816
Loss for the year	年內虧損	–	–	56,113	–	(7,116)	48,997
At December 31, 2024	**於2024年12月31日**	3	*	550,593	5,308	(97,091)	458,813
Profit for the year	年內溢利	–	–	–	–	954	954
At December 31, 2025	**於2025年12月31日**	3	*	550,593	5,308	(96,137)	459,767

*: Less than USD1,000.

*： 少於1,000美元。

38. CAPITAL COMMITMENTS

38. 資本承諾

At the end of reporting period, the Group had the following capital commitments:

於報告期末，本集團有以下資本承諾：

		2025 2025年 USD'000 千美元	2024 2024年 USD'000 千美元
Capital expenditure in respect of acquisition of property, plant and equipment contracted for but not provided in the consolidated financial statements	就收購物業、廠房及設備已訂約但未於綜合財務報表撥備的資本開支	**28,843**	13,140

346 特海国际控股有限公司 Super Hi International Holding Ltd.

年度報告 2025 Annual Report 347 Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 39. 分部資料 本公司就資源分配及績效評估而向 首席執行官（被視為本公司主要營 運決策者）報告的資料主要為本集 團的整體經營業績，因為本集團的 資源已整合。因此，並無呈列經營 分部資料。 截至2025年及2024年12月31日止 年度，概無個別客戶對本集團的總 收入貢獻超過10%。 本集團主要在東南亞、北美洲及其 他地區經營。 本集團基於經營地點、按地理區域 劃分的來自外部客戶的收入詳情如 下： 39. SEGMENT INFORMATION Information reported to the Chief Executive Officer, who is identified as the chief operating decision maker of the Company, in order to allocate resources and to assess performance, focuses on the operating results of the Group as a whole as the Group’s resources are integrated. Accordingly, no operating segment information is presented. No individual customer contributes to over 10% of total revenue of the Group during the years ended December 31, 2025 and 2024. The Group operates mainly in Southeast Asia, North America and others. The Group’s revenue from external customers by geographic area, based on location of operation, is detailed as below: 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Singapore 新加坡 148,218 162,582 United States of America 美利堅合眾國 113,374 109,890 Malaysia 馬來西亞 108,242 98,532 Vietnam 越南 93,972 87,827 Others * 其他* 376,949 319,477 Total 總計 840,755 778,308 *: All other individual countries accounted for less than 10% of total revenue. *： 所有其他個別國家佔總收入的比 例均不到10%。

348 特海國際控股有限公司 Super Hi International Holding Ltd. Notes to the Consolidated Financial Statements 綜合財務報表附註 Year ended December 31, 2025 截至2025年12月31日止年度 39. 分部資料（續） 下文呈列的按地理區域劃分的本集 團非流動資產不包括其他應收款 項、租賃及其他押金、預付款項及 遞延稅項資產： 39. SEGMENT INFORMATION (Cont’d) The Group’s non-current assets presented below by geographic area excluded other receivables, rental and other deposits, prepayment and deferred tax assets: 2025 2024 2025年 2024年 USD’000 USD’000 千美元 千美元 Singapore 新加坡 29,875 41,741 United States of America 美利堅合眾國 94,503 84,740 Australia 澳大利亞 42,598 41,896 Others 其他 197,816 169,316 Total 總計 364,792 337,693 : All other individual countries accounted for less than 10% of total non-current assets. ： 所有其他個別國家佔非流動資產 總額的比例均不到10%。

SUPER HI INTERNATIONAL HOLDING LTD. 特 海 国 际 控 股 有 限 公 司 (Incorporated in the Cayman Islands with limited liability) （於開曼群島註冊成立的有限公司） Stock Code 股份代號 : 9658 特海国际控股有限公司 特海国际控股有限公司 SUPER HI INTERNATIONAL HOLDING LTD.